Filed Pursuant to Rule 424(b)(2)
Registration No. 333-207595

Prospectus of Park Sterling Corporation	Proxy Statement of First Capital Bancorp, Inc.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Park Sterling Corporation (“Park Sterling”) and First Capital Bancorp, Inc. (“First Capital”) have entered into an agreement and plan of merger (the “merger agreement”) regarding the merger of Park Sterling and First Capital. If the merger is completed, First Capital will be merged with and into Park Sterling, with Park Sterling as the surviving entity.

As a result of the merger, each outstanding share of First Capital common stock will be exchanged for either $5.54 in cash or 0.7748 shares of Park Sterling common stock. First Capital shareholders will have the opportunity to elect to receive merger consideration in the form of cash or shares of Park Sterling common stock, or a combination thereof. First Capital shareholders may also choose no preference, in which case the merger consideration to be received will be determined by the exchange agent depending on the amount of cash and shares elected by those First Capital shareholders who make an express election.

Notwithstanding the elections that may be made by First Capital shareholders, no more than 30% of the shares of First Capital common stock will be paid in cash, with the remaining 70% to be paid in shares of Park Sterling common stock. If the elections made by First Capital shareholders would result in an oversubscription for either stock or cash, then the exchange agent will prorate the amount of stock and cash to be issued to First Capital shareholders in the merger as necessary to obtain the 70% stock / 30% cash allocation of the merger consideration. In that case, First Capital shareholders may receive a combination of cash and shares of Park Sterling common stock for their shares of First Capital common stock that is different than what they elected, depending on the elections made by other First Capital shareholders.

The value of the total merger consideration will fluctuate with the market price of Park Sterling common stock. As of November 24, 2015, the last practicable trading day before the date of this Proxy Statement/Prospectus, the total merger consideration was approximately $88.6 million, including $74.3 million payable to First Capital’s shareholders (in the form of cash and Park Sterling common stock), $14.1 million payable to First Capital warrant holders and $219,000 payable to the holders of First Capital’s outstanding equity awards. The following table shows the closing sale prices of Park Sterling common stock and First Capital common stock as reported on the NASDAQ Global Market or NASDAQ Capital Market (“NASDAQ”), as applicable, on September 30, 2015, the last trading day before we announced the merger, and on November 24, 2015, the last practicable trading day before the date of this Proxy Statement/Prospectus. This table also shows the implied value of the merger consideration proposed for each share of First Capital common stock, which is calculated by assuming (1) 70% of each share of First Capital common stock is converted into Park Sterling common stock (with the value of a full First Capital share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 0.7748) and (2) the remaining 30% of each such share is converted into cash (based on a price per First Capital share equal to $5.54). Based on these assumptions, Park Sterling expects to issue a maximum of approximately 8,400,000 shares of its common stock in connection with the merger.

	Park Sterling Common Stock	First Capital Common Stock	Implied Value per Share of First Capital Common Stock
At September 30, 2015	$6.80	$4.78	$5.35
At November 24, 2015	$7.54	$5.56	$5.75

The market prices of both Park Sterling common stock and First Capital common stock will fluctuate before the merger and you are urged to obtain current market quotations. Park Sterling common stock is listed on NASDAQ under the symbol “PSTB” and First Capital common stock is listed on NASDAQ under the symbol “FCVA.” We expect that the merger generally will be tax free to First Capital shareholders as to shares of Park Sterling common stock received in the merger and taxable to First Capital shareholders as to the cash received.

First Capital will hold a special meeting of its shareholders to vote on the merger agreement and related proposals, to be held on December 30, 2015. Holders of warrants to purchase shares of First Capital common stock will not have the right to vote on the merger agreement and related proposals by virtue of holding such warrants. The First Capital board of directors has approved the merger agreement, and determined that the merger agreement and the transactions contemplated thereby are in the best interests of First Capital and its shareholders. The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” approval and adoption of the merger agreement.

The merger cannot be completed unless a majority of the First Capital shareholders approve the proposals related to the merger. Your vote is important. Regardless of whether you plan to attend the special meeting in person, please take the time to vote your shares in accordance with the instructions contained in this Proxy Statement/Prospectus. Failing to vote will have the same effect as voting against the merger.

This Proxy Statement/Prospectus describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire Proxy Statement/Prospectus, including “Risk Factors” beginning on page 29 for a discussion of the risks relating to the proposed merger. You also can obtain information about our companies from documents that each of Park Sterling and First Capital has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Park Sterling common stock to be issued under this Proxy Statement/Prospectus or determined if this Proxy Statement/Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings or deposit accounts of any bank or nonbank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The date of this Proxy Statement/Prospectus is November 25, 2015, and it is first being mailed or otherwise delivered to First Capital shareholders on or about November 30, 2015.

First Capital Bancorp, Inc.

4222 Cox Road

Glen Allen, Virginia 23060

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on December 30, 2015

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of First Capital Bancorp, Inc. will be held on December 30, 2015, at 9:00 a.m., Eastern Time at the headquarters of First Capital Bancorp, Inc., 4222 Cox Road, Glen Allen, Virginia, for the following purposes:

1.	Merger Proposal. To consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of September 30, 2015, by and between Park Sterling Corporation and First Capital Bancorp, Inc., as the agreement may be amended from time to time, pursuant to which First Capital Bancorp, Inc. will merge with and into Park Sterling Corporation;

2.	Advisory Vote on Golden Parachute Compensation. To cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements by First Capital and its subsidiary, First Capital Bank, to certain First Capital officers in connection with the merger; and

3.	Adjournment Proposal. To consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement.

The merger with Park Sterling is more fully described in the accompanying Proxy Statement/Prospectus, which First Capital shareholders should read carefully in its entirety before voting. In particular, First Capital shareholders should carefully read “Risk Factors” beginning on page 29 for a discussion of certain risk factors relating to the proposed merger. A copy of the merger agreement is included as Appendix A to the accompanying Proxy Statement/Prospectus.

Each holder of First Capital common stock is entitled to assert appraisal rights in connection with the merger and seek an appraisal of the fair value of his, her or its shares, provided the proper procedures of Article 15 of Section 13.1 of the Virginia Stock Corporation Act are followed. A copy of Article 15 is attached as Appendix D to the accompanying Proxy Statement/Prospectus.

Our board of directors unanimously recommends that you vote (i) “FOR” approval and adoption of the merger agreement, (ii) “FOR” the approval, on an advisory (nonbinding) basis, of the “golden parachute” compensation payable under existing agreements by First Capital and its subsidiary, First Capital Bank, to certain First Capital officers in connection with the merger, and (iii) “FOR” the proposal to adjourn the special meeting of shareholders, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement.

Only shareholders of record of First Capital common stock at the close of business on November 9, 2015 will be entitled to notice of and to vote at the special meeting and at any adjournment or postponement of the special meeting.

YOUR VOTE IS VERY IMPORTANT. In order for the proposed merger to be completed, the merger agreement must be approved and adopted by the affirmative vote of holders of a majority of the issued and outstanding shares of First Capital common stock entitled to vote thereon at the special meeting. If you do not vote by proxy or do not vote in person at the special meeting, the effect will be the same as a vote against the proposed merger. Whether or not you expect to attend the special meeting in person, you are urged to submit your proxy as promptly as possible by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. Voting by proxy will not prevent you from voting in person at the special meeting, but it will ensure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before it is exercised at the special meeting.

Each First Capital shareholder who attends the special meeting in person may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders attending the special meeting and holding stock in brokerage accounts (“street name” holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date for the special meeting.

By Order of the Board of Directors,

William W. Ranson

Secretary

Glen Allen, Virginia

November 25, 2015

IMPORTANT NOTICE

Park Sterling has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), to register with the Securities and Exchange Commission (the “SEC”) the distribution to First Capital shareholders and First Capital warrant holders of the shares of Park Sterling common stock to be issued in connection with the merger. This Proxy Statement/Prospectus constitutes part of that registration statement. The registration statement, including the attached exhibits, contains additional relevant information about Park Sterling and Park Sterling common stock. For further information about Park Sterling, you should review the registration statement.

This Proxy Statement/Prospectus constitutes a proxy statement of First Capital with respect to the solicitation of proxies for the special meeting and a prospectus of Park Sterling for the shares of common stock that Park Sterling will issue in the merger. Park Sterling has supplied all information contained in this Proxy Statement/Prospectus relating to Park Sterling, and First Capital has supplied all information contained in this Proxy Statement/Prospectus relating to First Capital.

The web addresses of the SEC, Park Sterling and First Capital are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this Proxy Statement/Prospectus and you should not consider information contained on those websites to be part of this Proxy Statement/Prospectus or any supplement thereto.

This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which or to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation.

Neither Park Sterling nor First Capital has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained or incorporated by reference in this Proxy Statement/Prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this Proxy Statement/Prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Proxy Statement/Prospectus does not extend to you. The information contained in this Proxy Statement/Prospectus speaks only as of the date of this Proxy Statement/Prospectus unless the information specifically indicates that another date applies.

REFERENCES TO ADDITIONAL INFORMATION

This Proxy Statement/Prospectus incorporates by reference important business and financial information about Park Sterling from documents filed with or furnished to the SEC that are not included in or delivered with this Proxy Statement/Prospectus. You can obtain any of the documents filed with or furnished to the SEC by Park Sterling, as well as any documents filed with or furnished to the SEC by First Capital, at no cost from the SEC’s website at http://www.sec.gov.

You may also request copies of these documents, including documents incorporated by reference in this Proxy Statement/Prospectus, at no cost by contacting the appropriate company at the following address:

Park Sterling Corporation 1043 E. Morehead Street, Suite 201 Charlotte, North Carolina 28204 Attention: Secretary Telephone: (704) 716-2134	First Capital Bancorp, Inc. 4222 Cox Road Glen Allen, Virginia 23060 Attention: Secretary Telephone: (804) 273-1160

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. This means that First Capital shareholders requesting documents must do so by December 22, 2015, in order to receive them before the special meeting.

You may also obtain copies of these documents, free of charge, by going to the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or First Capital’s website (www.1capitalbank.com).

For more information, see “Where You Can Find More Information” later in this Proxy Statement/Prospectus.

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QUESTIONS AND ANSWERS

The following questions and answers briefly address some commonly asked questions about the special meeting and the merger. We urge you to read carefully the remainder of this Proxy Statement/Prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the special meeting.

Q:	Why am I receiving this Proxy Statement/Prospectus?

A:	Park Sterling and First Capital have entered into an Agreement and Plan of Merger, dated as of September 30, 2015, pursuant to which First Capital will be merged with and into Park Sterling, with Park Sterling continuing as the surviving company. A copy of the merger agreement is included as Appendix A to this Proxy Statement/Prospectus.

The merger cannot be completed unless, among other things, holders of a majority of the shares of First Capital common stock outstanding and entitled to vote at the special meeting vote to approve and adopt the merger agreement. First Capital is soliciting proxies from its shareholders with respect to two additional proposals, but completion of the merger is not conditioned upon receipt of these approvals:

•	a proposal to approve, on an advisory (nonbinding) basis, the “golden parachute” compensation payable under existing agreements by First Capital and its subsidiary, First Capital Bank, to certain First Capital officers in connection with the merger (the “golden parachute proposal”); and

•	a proposal to consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement (the “adjournment proposal”).

This Proxy Statement/Prospectus contains important information about the merger and the proposals being voted on at the special meeting, and you should read it carefully. It is a proxy statement because the First Capital board of directors is soliciting proxies from its shareholders. It is a prospectus because Park Sterling will issue shares of Park Sterling common stock to holders of First Capital common stock and warrants in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why is First Capital merging with and into Park Sterling?

A:	The First Capital board of directors believes that combining with Park Sterling provides significant value to shareholders of First Capital. The merger will create a larger and more diversified organization that is better positioned to compete and grow its business, enabling shareholders who receive Park Sterling common stock in the merger to participate in any growth opportunities of the combined company. The proposed merger will create a combined company having approximately $3.1 billion in total assets, $2.2 billion in total loans, $2.4 billion in total deposits and a network of 60 offices in the Carolinas, Virginia and North Georgia. For a detailed discussion of the background of and reasons for the proposed merger, see “The Merger – Background of the Merger,” “– First Capital’s Reasons for the Merger and Recommendation of the First Capital Board of Directors” and “– Park Sterling’s Reasons for the Merger.”

Q:	What will I receive in the merger?

A:

First Capital Shareholders: If the merger is completed, First Capital shareholders will be entitled to receive, in exchange for each share of First Capital common stock they hold at the effective time of the merger either: (i) 0.7748 shares of Park Sterling common stock; or (ii) $5.54 in cash. In total, 70% of the shares of First Capital common stock outstanding at the effective time of the merger will be exchanged for shares of Park Sterling common stock and 30% of the shares of First Capital common stock will be exchanged for cash. Park Sterling will not issue fractional shares in the merger. Instead, you will receive a cash payment, without interest, for the value of any fraction of a share of Park Sterling common stock that you would otherwise be entitled to receive.

Holders of First Capital Restricted Stock. If the merger is completed, each outstanding share of First Capital restricted common stock will automatically vest and the restrictions thereon will lapse, and each such share will be entitled to receive the merger consideration payable to other First Capital shareholders.

Holders of Options to Purchase First Capital Common Stock: If the merger is completed, each outstanding option to purchase shares of First Capital common stock will be converted into the right to receive merger consideration consisting of cash in an amount equal to the product of (i) $5.54 minus the per share exercise price of such option and (ii) the number of shares of First Capital common stock subject to such option.

Holders of Warrants to Purchase First Capital Common Stock: If the merger is completed, each outstanding warrant to purchase one-half of a share of First Capital common stock (a “First Capital warrant”) will be converted into the right to receive either (i) $1.77 in cash, (ii) 0.24755 shares of Park Sterling’s common stock or (iii) a combination thereof, as elected by the holders of such First Capital warrants. In total, 70% of the First Capital warrants outstanding at the effective time of the merger will be exchanged for shares of Park Sterling common stock and 30% of the First Capital warrants will be exchanged for cash. Park Sterling will not issue fractional shares in exchange for any First Capital warrants. Instead, First Capital warrant holders will receive a cash payment, without interest, for the value of any fraction of a share of Park Sterling common stock that such holder would otherwise be entitled to receive.

Q:	If I am a First Capital shareholder or First Capital warrant holder, how do I make an election?

A:	Before the expected date of completion of the merger, you will receive an election form in which you may specify whether you would like to receive in exchange for your shares of First Capital common stock or First Capital warrants (i) cash, (ii) Park Sterling common stock or (iii) a combination of cash and Park Sterling common stock, or to make no election with respect to the merger consideration that you wish to receive.

You must submit a properly completed election form on or before 5:00 p.m., Eastern Time, on December 29, 2015 or such other date set forth in the election form (the election deadline) to American Stock Transfer & Trust Company, LLC (the “exchange agent”). If you hold your shares of First Capital common stock or First Capital warrants in “street name” through a bank, broker or other nominee, your bank, broker or other nominee, as applicable, will provide you with instructions on how to make an election. If your election form is received after the election deadline or you fail to comply with your bank’s, broker’s or nominee’s instructions, your election will be disregarded, and you will receive consideration in whatever form or mix that remains after taking into account the preferences of other First Capital shareholders or First Capital warrant holders, as the case may be.

Q:	If I am a First Capital shareholder or First Capital warrant holder, am I assured of receiving the exact form of consideration I elect to receive?

A:

No. Both the total number of shares of Park Sterling common stock to be issued and the amount of cash to be paid in the merger are fixed. Accordingly, there is no assurance that you will receive the form of consideration you elect with respect to all of your shares of First Capital common stock or First Capital warrants. If the elections of all First Capital shareholders or First Capital warrant holders, respectively, result in an oversubscription of Park Sterling common stock or cash, the exchange agent will allocate the consideration you will receive between cash and Park Sterling common stock. Elections made by First Capital shareholders will not affect the mix of consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the mix of consideration available for First Capital shareholders. For a discussion of the proration procedures, see “The Merger Agreement – Cash or Stock Election.” Because the exchange ratio is fixed, unless you only receive cash for your shares of First

Capital common stock or First Capital warrants, the value of the merger consideration you receive will fluctuate depending on the current market price of Park Sterling common stock.

Q:	If I am a First Capital shareholder or First Capital warrant holder, what happens if I don’t make an election for cash or shares of Park Sterling common stock?

A:	If you fail to make an election prior to the election deadline, the exchange agent will have the discretion to determine the type of consideration you will receive in exchange for your shares of First Capital common stock or First Capital warrants. The type of consideration you will receive will be determined by the type of consideration other First Capital shareholders or First Capital warrant holders elect to receive so that, in total, (i) 70% of the total outstanding shares of First Capital common stock will be exchanged for shares of Park Sterling common stock and 30% of the total outstanding shares of First Capital common stock will be exchanged for cash and (ii) 70% of the total outstanding First Capital warrants will be exchanged for shares of Park Sterling common stock and 30% of total outstanding First Capital warrants will be exchanged for cash. For more information concerning the merger consideration, election procedures and the allocation and proration procedures, see “The Merger Agreement – Terms of the Merger” and “– Cash or Stock Election.” If you make an election prior to the election deadline and subsequently transfer record ownership of your shares or First Capital warrants before the completion of the merger, the exchange agent will treat those securities as if no election had been made with respect to them, unless the new record owner of your securities makes a new election prior to the election deadline.

Q:	If I am a First Capital shareholder or First Capital warrant holder, how can I change my election?

A:	If you are a record holder of First Capital common stock or First Capital warrant holder, you may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent before the election deadline. You also may revoke your election by written notice received by the exchange agent before the election deadline. All elections will be revoked automatically if the merger agreement is terminated. If you have a preference for receiving either Park Sterling common stock and/or cash for your First Capital common stock or First Capital warrants, you should complete and return the election form. If you do not make an election, you will be allocated Park Sterling common stock and/or cash depending on the elections made by other First Capital shareholders or First Capital warrant holders, as applicable.

If you hold your First Capital common stock or First Capital warrants in “street name” through a bank, broker or other nominee, and you wish to change your election, you should seek instructions from the institution holding your shares or warrants concerning how to change your election.

Q:	If I am a First Capital shareholder or First Capital warrant holder, am I required to make an election in order to receive the merger consideration?

A:	No. If you do not make an election, you will still receive the merger consideration. However, if you have a preference for a specific form of merger consideration and do not make an election, the exchange agent will not take your preference into consideration. If you do not make an election, you will receive merger consideration in whatever form or mix remains after giving effect to the preferences of the First Capital shareholders or First Capital warrants, as the case may be, that do make elections.

Q:	When and where will the special meeting be held?

A:	The special meeting of the shareholders of First Capital will be held at the headquarters of First Capital Bancorp, Inc., 4222 Cox Road, Glen Allen, Virginia on December 30, 2015, at 9:00 a.m., Eastern Time.

Q:	What are the proposals on which First Capital shareholders are being asked to vote?

A:	First Capital is soliciting proxies from its shareholders with respect to three proposals:

•	a proposal to approve and adopt the merger agreement, approval of which is a condition to completion of the merger;

•	the “golden parachute” proposal, approval of which is not a condition to completion of the merger; and

•	the adjournment proposal, approval of which is not a condition to completion of the merger.

The First Capital board of directors unanimously recommends that you vote “FOR” the proposal to approve and adopt the merger agreement, “FOR” the “golden parachute” proposal and “FOR” the adjournment proposal.

Q:	What vote is required to approve each proposal?

A:	Approval and adoption of the merger agreement requires the affirmative vote of a majority of the shares of First Capital common stock outstanding and entitled to vote on the record date for the special meeting. Approval of the “golden parachute” proposal requires the affirmative vote of a majority of the shares of First Capital common stock voted on the proposal (without regard to broker nonvotes or proxies marked “ABSTAIN”), assuming a quorum is present. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Capital common stock voted on the proposal (without regard to broker nonvotes or proxies marked “ABSTAIN”), whether or not a quorum is present. Neither approval of the “golden parachute” proposal nor the adjournment proposal is a condition to completion of the merger.

Q:	Who is entitled to vote at the special meeting?

A:	Holders of First Capital common stock at the close of business on November 9, 2015, the record date for the special meeting established by the First Capital board of directors, are entitled to receive notice of the special meeting and to vote their shares at the special meeting and any related adjournments or postponements. The notice of special meeting, this Proxy Statement/Prospectus and the form of proxy are first being made available to First Capital shareholders on or about November 30, 2015.

As of the close of business on the record date, there were 13,011,016 shares of First Capital common stock outstanding and entitled to vote. Holders of First Capital common stock are entitled to one vote per share on each matter to be presented at the special meeting. Holders of unexercised First Capital warrants are not entitled to vote on the merger.

Q:	What are the quorum requirements for the special meeting?

A:	The presence, in person or by proxy, of the holders of a majority of the outstanding shares of First Capital common stock entitled to vote at the special meeting is necessary to constitute a quorum. Your shares of First Capital common stock are counted as present at the special meeting for purposes of determining whether there is a quorum if you are present in person at the special meeting or if a proxy card has been properly submitted by you or on your behalf at the special meeting, without regard to whether the proxy is marked as casting a vote or abstaining from voting.

Holders of a majority of the shares of First Capital common stock entitled to vote and present in person or represented by proxy at the special meeting, whether or not a quorum is present, may adjourn the special meeting to another time or place without further notice.

If you hold your First Capital common stock in “street name” through a bank, broker or other nominee, but you do not provide voting instructions, that broker will not be permitted to vote your shares at the special meeting. A “broker nonvote” occurs when a broker submits a proxy for your shares but does not vote on a particular proposal because the broker does not have discretionary voting power for that item and has not received instructions from you. Broker nonvotes, if any, will be counted for purposes of determining a quorum but will not be treated as votes cast and therefore will have the effect of a vote “AGAINST” the proposal to approve and adopt the merger agreement, but will have no effect on the other matters being voted on at the special meeting.

Q:	What do I need to do now?

A:	If you are a holder of record of First Capital common stock on the record date, after you have carefully read this Proxy Statement/Prospectus, you are requested to vote by mail or by attending the special meeting and voting in person. If you choose to vote by mail, you should complete, sign, date and promptly return the enclosed proxy card as soon as possible so that your shares may be represented and voted at the special meeting. The proxy card will instruct the persons named on the proxy card to vote your shares of First Capital common stock at the special meeting as you direct.

Q:	How do I vote?

A:	You can vote by completing, signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided. You can also vote in person at the special meeting. Even if you plan to attend the special meeting in person, please take the time to vote by one of these methods prior to the meeting to ensure that your vote is counted.

Q:	If my shares are held in “street name” by my broker and I do not provide my broker with voting instructions, will my broker vote my shares for me?

A:	No. If you hold your shares in a brokerage account or through a bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and these materials are being forwarded to you by your broker or nominee, which is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and you are also invited to attend the special meeting. However, since you are not the holder of record, you may not vote these shares in person at the special meeting unless you obtain a signed proxy from the holder of record giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

Your broker cannot vote on your behalf without specific instructions from you on how to vote. Accordingly, if you hold your shares in “street name,” it is critical that you cast your vote. You should follow the directions provided by your broker.

Q:	Can I change my vote?

A:	Yes. If you are the record holder of First Capital common stock on the record date, you may change your vote by: (1) submitting timely written notice of revocation to First Capital’s Secretary at any time prior to the vote at the special meeting; (2) if you previously completed and returned a proxy card, by submitting a new proxy card with a later date and returning it prior to the vote at the special meeting; or (3) attending the special meeting in person and voting your shares by ballot at the meeting. Your last properly submitted vote will be the vote that is counted.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker or, if you have obtained a legal proxy from your broker giving you the right to vote your shares, you may change your vote by attending the special meeting and voting in person.

Q:	What is the deadline for voting?

A:	If you are the record holder of shares of First Capital common stock on the record date, you may vote by mail at any time prior to the special meeting as long as First Capital receives your proxy through the mail before the time of the special meeting. If your shares are held in “street name,” you must vote your shares in accordance with the voting instruction form by the deadline set by your broker.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted as represented at the special meeting for purposes of determining whether a quorum is present and it will have the same effect as a vote “AGAINST” the proposal to approve and adopt the merger agreement, but it will have no effect on the adjournment proposal or, assuming a quorum is present, on the golden parachute proposal. If you abstain from voting, your shares will be counted as represented at the special meeting, and it will have the same effect as a vote “AGAINST” the proposal to approve and adopt the merger agreement, but it will have no effect on the golden parachute proposal or the adjournment proposal.

Q:	What if I return my proxy card without indicating how to vote?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your shares will be voted:

•	in favor of approval and adoption of the merger agreement;

•	in favor of approval, on an advisory (nonbinding) basis, of “golden parachute” compensation payable under existing agreements that certain First Capital officers will receive from First Capital and First Capital Bank in connection with the merger;

•	in favor of approval of the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies to approve and adopt the merger agreement; and

•	in the discretion of the proxy holders on any other proposals presented at the special meeting.

Q:	Have any First Capital shareholders already agreed to vote in favor of the merger?

A:	Yes. In connection with the merger agreement, each of First Capital’s directors has executed a support agreement with Park Sterling pursuant to which, among other things, he or she (a) will vote his or her shares of First Capital common stock in favor of the merger and against an alternative business combination and (b) will not sell or transfer any shares of First Capital common stock. The form of support agreement entered into by these First Capital directors is included as Appendix C to this Proxy Statement/Prospectus. As of September 30, 2015, the last trading day before announcement of the merger, these directors held an aggregate of approximately 6,254,864 shares of First Capital common stock entitled to vote at the special meeting (representing approximately 48.4% of the outstanding shares of First Capital common stock as of such date). Because the First Capital directors collectively own and are entitled to vote approximately 48.1% of the outstanding shares of First Capital common stock as of the record date, these support agreements may have the effect of discouraging a competing offer to acquire First Capital.

Q:	If I am a First Capital shareholder, why am I being asked to cast an advisory (nonbinding) vote to approve “golden parachute” compensation that certain First Capital officers will receive in connection with the merger?

A:	SEC rules require that First Capital seek an advisory (nonbinding) vote with respect to certain payments that will be made to First Capital’s named executive officers by First Capital and First Capital Bank in connection with the merger. See “The Merger – First Capital’s Directors and Officers Have Financial Interests in the Merger” and “– Golden Parachute Compensation for First Capital Named Executive Officers.”

Q:	What will happen if First Capital shareholders do not approve the “golden parachute” compensation at the special meeting?

A:

Approval of the “golden parachute” compensation payable under existing agreements that certain First Capital officers will receive from First Capital and First Capital Bank in connection with the merger is not a condition to completion of the merger. The vote with respect to the “golden parachute” compensation is an advisory vote and will not be binding on First Capital. Therefore, if the merger is approved by the First

Capital shareholders and completed, the “golden parachute” compensation will still be paid to the First Capital named executive officers regardless of the outcome of the vote with respect to the “golden parachute” compensation. A significant portion of the payments are being made pursuant to binding contractual arrangements in existence before the date of the merger agreement and that have been described to First Capital shareholders in previous proxy statements.

Q:	Am I entitled to appraisal rights?

A:	Yes. Under Virginia law, shareholders of First Capital are entitled to exercise appraisal rights in connection with the merger. However, under the terms of the merger agreement, if holders of 5% or more of the outstanding shares of First Capital common stock determine to exercise their appraisal rights, Park Sterling has the right to terminate the merger agreement and the merger.

You are urged to read the summary of appraisal rights contained in this Proxy Statement/Prospectus under the section titled “The Merger – First Capital Shareholders May Have Dissenters’ Rights of Appraisal in the Merger” beginning on page 80, as well as Article 15 of Section 13.1 of the Virginia Stock Corporation Act, which is attached as Appendix D to this Proxy Statement/Prospectus.

Q:	What are the material U.S. federal income-tax consequences of the merger to First Capital shareholders and First Capital warrant holders?

A:	Park Sterling and First Capital intend for the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming the merger qualifies for such treatment, a holder of First Capital common stock or First Capital warrants generally will not recognize any gain or loss for U.S. federal income-tax purposes as a result of the exchange of the holder’s shares of First Capital common stock or First Capital warrants solely for shares of Park Sterling common stock pursuant to the merger. However, First Capital shareholders and First Capital warrant holders generally will recognize gain (but not loss) in an amount limited to the amount of cash they receive for their shares of First Capital common stock or First Capital warrants. Additionally, a holder will recognize gain or loss on any cash he receives in lieu of fractional shares of Park Sterling common stock. For greater detail, see “The Merger – Material U.S. Federal Income-Tax Consequences of the Merger” beginning on page 82. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific tax consequences of the merger to you.

Q:	When do you expect the merger to be completed?

A:	Park Sterling and First Capital expect to complete the merger as soon as reasonably practicable and expect the closing of the merger to occur in the first quarter of 2016. However, the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of Park Sterling and First Capital could result in the merger being completed at an earlier time, a later time or not at all. There may be a substantial amount of time between the date on which the special meeting is held and the date of the completion of the merger.

Q:	If I am a First Capital shareholder or First Capital warrant holder, should I send in my stock certificates or warrant certificates with my proxy card?

A:	No. Please DO NOT send in your First Capital stock certificates or warrant certificates with your proxy card. The exchange agent will separately send you an election form that includes instructions regarding the surrender of your stock certificates or warrant certificates (if any). If you wish, you may send your stock certificates or warrant certificates (if any) to the exchange agent, together with your completed, signed election form. You will also be able to surrender your First Capital stock certificates or warrant certificates after the completion of the merger.

Q:	Whom should I call with questions about the merger agreement or the merger or to obtain additional copies of this Proxy Statement/Prospectus?

A:	First Capital shareholders should call William W. Ranson, Secretary of First Capital, at (804) 273-1160 with any questions about the merger agreement or the merger or to obtain additional copies of this Proxy Statement/Prospectus. If your broker holds your shares, you may also call your broker for additional information.

SUMMARY

This is a summary of material information regarding the proposed merger and the special meeting contained in this Proxy Statement/Prospectus. This summary does not contain all of the information that may be important to you, and we urge you to carefully read the entire Proxy Statement/Prospectus, including the Appendices, before deciding how to vote. Each item in this summary refers to the page of this Proxy Statement/Prospectus on which that subject is discussed in more detail. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

About This Proxy Statement/Prospectus

The boards of directors of Park Sterling and First Capital have approved and adopted the merger agreement between Park Sterling and First Capital, pursuant to which First Capital will merge with and into Park Sterling. The merger cannot be completed unless the First Capital shareholders approve and adopt the merger agreement. This document is the Proxy Statement used by the First Capital board of directors to solicit proxies for First Capital’s special meeting and is also the Prospectus of Park Sterling regarding the shares of Park Sterling common stock to be issued to First Capital shareholders and First Capital warrant holders if the merger is completed.

Except where the context indicates otherwise, references in this Proxy Statement/Prospectus to “Park Sterling” refer to Park Sterling Corporation and its consolidated subsidiary and references to “First Capital” refer to First Capital Bancorp, Inc. and its consolidated subsidiary. Likewise, references to “Park Sterling Bank” refer to Park Sterling Bank, a wholly owned subsidiary of Park Sterling, and references to “First Capital Bank” refer to First Capital Bank, a wholly owned subsidiary of First Capital. References to “we,” “us” or “our” refer to either Park Sterling or First Capital, as the context indicates.

The Companies

Park Sterling Corporation (See page 118)

Park Sterling Corporation was formed in 2010 to serve as the holding company for Park Sterling Bank pursuant to a bank holding company reorganization effective January 1, 2011, and is registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Park Sterling Bank is a North Carolina-chartered commercial nonmember bank that was incorporated in September 2006 and opened for business at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina on October 25, 2006. Park Sterling’s primary operations and business are that of owning Park Sterling Bank. Prior to January 1, 2011, Park Sterling conducted no operations other than obtaining regulatory approval for the holding company reorganization.

In August 2010, Park Sterling raised gross proceeds of $150 million in an equity offering to facilitate a change in Park Sterling Bank’s business plan from primarily organic growth at a moderate pace to creating a regional community bank through a combination of mergers and acquisitions and accelerated organic growth. Consistent with this growth strategy, over the past several years Park Sterling Bank has opened additional branches in North Carolina and South Carolina and in 2014 expanded into the Virginia market through the opening of a loan production office, followed by the opening of two full-service branches in Richmond, Virginia. In addition, since the 2010 equity offering, Park Sterling has completed the following acquisitions of community banks in its existing or targeted markets:

•	In May 2014, Park Sterling acquired Provident Community Bancshares, Inc., the parent company of Provident Community Bank, N.A., which operated nine branches in South Carolina;

•	In October 2012, Park Sterling acquired Citizens South Banking Corporation, the parent company of Citizens South Bank, which operated 21 branches in North Carolina, South Carolina and North Georgia; and

•	In November 2011, Park Sterling acquired Community Capital Corporation, the parent company of CapitalBank, which operated 18 branches in the Upstate and Midlands area of South Carolina.

Each of these banks has merged into Park Sterling Bank.

Park Sterling remains focused on its intention to create a regional community bank with locations in North Carolina, South Carolina, Virginia and North Georgia, through selective acquisitions of banks or branches and organic growth through the opening of additional branches and selective investment in additional bankers and enhanced products and services.

At September 30, 2015, Park Sterling had total assets of approximately $2.5 billion, total loans of approximately $1.7 billion, total deposits of approximately $2.0 billion and total shareholders’ equity of approximately $284.2 million. For the year ended December 31, 2014, Park Sterling recognized net income of approximately $12.9 million and for the quarter ended September 30, 2015, Park Sterling recognized net income of approximately $4.8 million.

Park Sterling’s principal executive offices are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina, 28204 and its telephone number is (704) 716-2134.

First Capital Bancorp, Inc. (See page 120)

First Capital Bancorp, Inc. is a Virginia corporation formed in 2006 to serve as the holding company for First Capital Bank pursuant to a bank holding company reorganization effective September 8, 2006, and is registered with the Federal Reserve Board under the Bank Holding Company Act. First Capital Bank is a Virginia-chartered commercial bank that is a member of the Federal Reserve System. First Capital conducts its primary operations through First Capital Bank, which was organized under Virginia law in 1997 and opened for business in 1998.

First Capital Bank currently conducts business from its executive offices and eight full-service branches. First Capital is a community-oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals. Deposit services of the bank include checking accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit and individual retirement accounts.

At September 30, 2015, First Capital had total consolidated assets of approximately $623.3 million, total net loans of approximately $487.4 million, total deposits of approximately $520.5 million and total shareholders’ equity of approximately $53.4 million. For the year ended December 31, 2014, First Capital recognized net income of approximately $4.4 million and for the quarter ended September 30, 2015, First Capital recognized net income of approximately $1.3 million.

First Capital’s principal executive offices are located at 4222 Cox Road, Glen Allen, Virginia 23060, and its telephone number is (804) 273-1160.

The Merger

General Description (See page 87)

First Capital will merge with and into Park Sterling, with Park Sterling being the surviving company. The merger will be completed within five business days after all conditions to closing have been met, unless Park Sterling and First Capital agree on a different closing date. A copy of the merger agreement is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. We encourage you to read the merger agreement carefully as it is the legal document that governs the merger.

As a result of the merger, First Capital Bank will become a wholly owned subsidiary of Park Sterling. As soon as practicable following the effective time of the merger, Park Sterling anticipates that First Capital Bank and Park Sterling Bank will merge into a single North Carolina state-chartered nonmember bank in order to more efficiently manage capital and liquidity. Until such time as First Capital Bank is merged with and into Park Sterling Bank, First Capital Bank will operate as a Virginia banking corporation separate from Park Sterling Bank. Park Sterling currently anticipates that First Capital Bank will merge with and into Park Sterling Bank immediately after the effective time of the merger, subject to regulatory approval.

Consideration Payable to First Capital Shareholders (See page 88)

First Capital shareholders may elect to receive merger consideration in the form of 0.7748 shares of Park Sterling common stock or $5.54 in cash in exchange for each share of First Capital common stock they held immediately before the merger. The value of the merger consideration to be paid in the form of shares of Park Sterling common stock will fluctuate with the market price of Park Sterling common stock. At any market price per share of Park Sterling common stock greater than $7.15, the value per share of First Capital common stock of the stock portion of the merger consideration will be greater than the $5.54 per share cash portion of the merger consideration. Conversely, at any market price per share of Park Sterling common stock less than $7.15, the value per share of First Capital common stock of the stock portion of the merger consideration will be less than the $5.54 per share cash portion of the merger consideration.

The type of merger consideration received by First Capital shareholders will affect the tax treatment of the merger consideration. See below for more information regarding the tax consequences of the merger. The following table shows the implied value of the stock portion of the merger consideration payable in respect of one share of First Capital common stock at various market prices of Park Sterling common stock.

Market Price of Park Sterling Common Stock	Implied Value per Share of First Capital Common Stock
$8.01 (1)	$6.01
$7.15 (2)	$5.54
$6.80 (3)	$5.35
$6.58 (4)	$5.23

(1)	High stock price since the execution of the merger agreement.
(2)	Stock price at which the value of the stock portion of the merger consideration is equal to the $5.54 cash portion of the merger consideration.
(3)	Closing stock price on September 30, 2015, the last trading day before the execution of the merger agreement.
(4)	Low stock price since the execution of the merger agreement.

There is no maximum or minimum price of Park Sterling common stock at which First Capital or Park Sterling may unilaterally terminate the merger agreement. Therefore, the market value of the shares of Park Sterling common stock that First Capital shareholders receive at completion of the merger could vary significantly from the values indicated in the table above.

Because the merger agreement provides that 70% of the total number of shares of First Capital common stock outstanding at the time of closing will be exchanged for Park Sterling common stock and the remaining 30% of the outstanding shares will be exchanged for cash, a First Capital shareholder may actually receive a combination of cash and shares of Park Sterling common stock that is different than what that shareholder elects, depending on the elections made by other First Capital shareholders. Cash will be paid in lieu of any fractional share of Park Sterling common stock. All elections will be subject to the allocation and proration procedures described in the merger agreement. First Capital shareholders may make a different election with respect to each share of First Capital stock they hold.

Consideration Payable to Holders of First Capital Equity Awards (See page 89)

Stock Options. Each outstanding option to purchase shares of First Capital common stock will, whether vested or unvested, be converted into the right to receive merger consideration consisting of cash in an amount equal to the product of (i) $5.54 minus the per share exercise price of such option and (ii) the number of shares of First Capital common stock subject to such option.

Restricted Stock. Each outstanding share of First Capital restricted stock will automatically vest, and any restrictions lapse, such that each holder of First Capital restricted stock will be entitled to receive the merger consideration payable to other First Capital shareholders.

Consideration Payable to First Capital Warrant Holders (See page 89)

First Capital warrant holders may elect to receive merger consideration in the form of 0.24755 shares of Park Sterling common stock or $1.77 in cash in exchange for each First Capital warrant they hold immediately before the merger. The value of the merger consideration to be paid in the form of shares of Park Sterling common stock will fluctuate with the market price of Park Sterling common stock. At any market price per share of Park Sterling common stock greater than $7.15, the value per First Capital warrant of the stock portion of the merger consideration will be greater than the $1.77 per warrant cash portion of the merger consideration. Conversely, at any market price per share of Park Sterling common stock less than $7.15, the value per First Capital warrant of the stock portion of the merger consideration will be less than the $1.77 per warrant cash portion of the merger consideration.

The type of merger consideration received by First Capital warrant holders will affect the tax treatment of the merger consideration. See below for more information regarding the tax consequences of the merger. The following table shows the implied value of the stock portion of the merger consideration payable in respect of one First Capital warrant at various market prices of Park Sterling common stock.

Market Price of Park Sterling Common Stock	Implied Value per First Capital Warrant
$8.01 (1)	$1.92
$7.15 (2)	$1.77
$6.80 (3)	$1.68
$6.58 (4)	$1.63

(1)	High stock price since the execution of the merger agreement.
(2)	Stock price at which the value of the stock portion of the merger consideration is equal to the $1.77 cash portion of the merger consideration.

(footnotes continue on the following page)

(3)	Closing stock price on September 30, 2015, the last trading day before the execution of the merger agreement.
(4)	Low stock price since the execution of the merger agreement.

There is no maximum or minimum price of Park Sterling common stock at which First Capital or Park Sterling may unilaterally terminate the merger agreement. Therefore, the market value of the shares of Park Sterling common stock that First Capital warrant holders receive at completion of the merger could vary significantly from the values indicated in the table above.

Because the merger agreement provides that 70% of the total number of First Capital warrants outstanding at the time of closing will be exchanged for Park Sterling common stock and the remaining 30% of the outstanding First Capital warrants will be exchanged for cash, a holder of First Capital warrants may actually receive a combination of cash and shares of Park Sterling common stock that is different than what that holder of First Capital warrants elects, depending on the elections made by other First Capital warrant holders. Cash will be paid in lieu of any fractional share of Park Sterling common stock. All elections will be subject to the allocation and proration procedures described in the merger agreement and below. First Capital warrant holders may make a different election with respect to each First Capital warrant they hold.

Election of Cash or Stock Consideration (See page 91)

Before the expected date of completion of the merger, the exchange agent will send an election form to First Capital shareholders and First Capital warrant holders. First Capital shareholders and First Capital warrant holders may use the election form to indicate whether their preference is to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock, in exchange for their shares of First Capital common stock or First Capital warrants, as applicable, or whether they have no preference.

First Capital shareholders and First Capital warrant holders should follow the instructions included with the election form to surrender their stock certificate(s) or warrant certificate(s) in exchange for the merger consideration. Following completion of the merger, the exchange agent will send a letter of transmittal to holders of First Capital common stock and First Capital warrants who did not surrender their stock certificates or warrant certificate(s), respectively, before completion of the merger.

The merger agreement contains allocation and proration provisions that are designed to ensure that 70% of the outstanding shares of First Capital common stock will be exchanged for shares of Park Sterling common stock (based on the exchange ratio of 0.7748 shares of Park Sterling common stock per share of First Capital common stock) and that 30% of the outstanding shares of First Capital common stock will be exchanged for cash ($5.54 per share). Therefore, if First Capital shareholders elect to receive Park Sterling common stock for more than 70% of the outstanding shares of First Capital common stock, the amount of Park Sterling common stock that each such First Capital shareholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, these First Capital shareholders will receive cash consideration for any shares of First Capital common stock for which they do not receive Park Sterling common stock.

Similarly, if First Capital shareholders elect to receive cash for more than 30% of the outstanding shares of First Capital common stock, the amount of cash that each such shareholder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, such shareholders will receive Park Sterling common stock for any shares of First Capital common stock for which they do not receive cash. Elections made by First Capital shareholders will not affect the mix of consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the mix of consideration available for First Capital shareholders.

Additionally, the merger agreement contains allocation and proration provisions that are designed to ensure 70% of the outstanding First Capital warrants will be exchanged for shares of Park Sterling common stock (based on the exchange ratio of 0.24755 shares of Park Sterling common stock per First Capital warrant) and that 30% of the outstanding First Capital warrants will be exchanged for cash ($1.77 per warrant). Therefore, if First Capital warrant holders elect to receive Park Sterling common stock for more than 70% of the outstanding First Capital warrants, the amount of Park Sterling common stock that each such First Capital warrant holder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, these First Capital warrant holders will receive cash consideration for any First Capital warrants for which they do not receive Park Sterling common stock.

Similarly, if First Capital warrant holders elect to receive cash for more than 30% of the outstanding First Capital warrants, the amount of cash that each such First Capital warrant holder will be entitled to receive from Park Sterling will be reduced by the exchange agent on a pro rata basis. As a result, such First Capital warrant holders will receive Park Sterling common stock for any First Capital warrants for which they do not receive cash. Elections made by First Capital shareholders will not affect the mix of consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the mix of consideration available for First Capital shareholders.

If First Capital shareholders or First Capital warrant holders do not make an election, they will be allocated either cash or shares of Park Sterling common stock, or a combination of cash and shares of Park Sterling common stock, depending on the elections made by other First Capital shareholders or First Capital warrant holders, respectively. If you make an election before the election deadline but transfer record ownership of your shares or First Capital warrants before the completion of the merger, those shares or First Capital warrants will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

First Capital’s Board of Directors Unanimously Recommends that First Capital Shareholders Vote “FOR” Approval and Adoption of the Merger Agreement (See page 64)

First Capital’s board of directors has determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable and in the best interests of First Capital and its shareholders, and has approved the merger agreement. First Capital’s board of directors unanimously recommends that First Capital shareholders vote “FOR” approval and adoption of the merger agreement. For the factors considered by First Capital’s board of directors in reaching its decision to approve the merger agreement, see “The Merger – First Capital’s Reasons for the Merger and Recommendation of the First Capital Board of Directors.”

Material U.S. Federal Income-Tax Consequences of the Merger (See page 82)

The merger is intended to qualify as a reorganization for U.S. federal income-tax purposes, and it is a condition to the obligations to complete the merger of each of Park Sterling and First Capital that it receive a legal opinion to that effect. Accordingly, the merger generally will be tax free to First Capital shareholders and First Capital warrant holders with respect to the shares of Park Sterling common stock received in the merger and taxable with respect to the cash received in the merger. The amount of gain that First Capital shareholders and First Capital warrant holders recognize in the merger generally will be limited to the lesser of the amount of gain that is realized and the amount of cash that is received in the merger. The amount of gain that is realized generally is equal to the excess, if any, of the sum of the cash and the fair market value of the Park Sterling common stock that First Capital shareholders receive over their tax basis in the First Capital common stock or First Capital warrants surrendered in the merger.

The federal income-tax consequences described above may not apply to all holders of First Capital common stock or First Capital warrants. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Public Trading Markets and Share Information (See page 28)

Park Sterling common stock is listed on NASDAQ under the symbol “PSTB.” First Capital common stock is listed on NASDAQ under the symbol “FCVA.” The following table shows the closing sale prices of Park Sterling common stock and First Capital common stock as reported on NASDAQ on September 30, 2015, the last trading day before we announced the merger, and on November 24, 2015, the last practicable trading day before the date of this Proxy Statement/Prospectus. This table also shows the implied value of the merger consideration proposed for each share of First Capital common stock, which we calculated by assuming (1) 70% of each share of First Capital common stock is converted into Park Sterling common stock (with the value of a full First Capital share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 0.7748) and (2) the remaining 30% of each such share is converted into cash (based on a price per First Capital share equal to $5.54). Based on these assumptions, Park Sterling expects to issue a maximum of approximately 8,400,000 shares of its common stock in connection with the merger.

	Park Sterling Common Stock	First Capital Common Stock	Implied Value per Share of First Capital Common Stock
At September 30, 2015	$6.80	$4.78	$5.35
At November 24, 2015	$7.54	$5.56	$5.75

The market price of Park Sterling’s common stock will fluctuate between the date of this Proxy Statement/Prospectus and the date on which the merger takes place, as well as after completion of the merger. First Capital shareholders are urged to obtain current market quotations for Park Sterling’s common stock. No assurance can be given as to the market price of Park Sterling’s common stock at the time of the merger or thereafter.

Reselling the Shares You Receive in the Merger (See page 82)

The shares of Park Sterling common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who is an “affiliate” of Park Sterling as defined by Rule 144 under the Securities Act.

Differences in Shareholders’ Rights (See page 105)

In the merger, each First Capital shareholder and holder of First Capital warrants who receives Park Sterling common stock will become a Park Sterling shareholder. The rights of First Capital shareholders currently are governed by Virginia law and First Capital’s articles of incorporation and bylaws. The rights of Park Sterling shareholders currently are, and following the completion of the merger will continue to be, governed by North Carolina law and Park Sterling’s articles of incorporation and bylaws. There are differences in the rights of shareholders of First Capital and shareholders of Park Sterling with respect to voting requirements and various other matters.

Reasons for the Merger (See pages 64 and 72)

First Capital entered into the merger agreement at the conclusion of a process in which the First Capital board of directors determined that a merger with Park Sterling was in the best interests of First Capital and its shareholders. The First Capital board of directors, after considering First Capital’s prospects and strategic options, in addition to the economic environment affecting the banking industry and the increasing regulatory burden impacting First Capital, determined that partnering with Park Sterling would better maximize the long-term value for First Capital shareholders. The reasons of the First Capital board of directors are discussed in more detail in the body of this Proxy Statement/Prospectus. The First Capital board of directors believes that the merger is in the best interests of First Capital shareholders and urges shareholders to vote “FOR” approval and adoption of the merger agreement.

Park Sterling entered into the merger agreement at the conclusion of a process in which the Park Sterling board of directors determined that a merger with First Capital would further Park Sterling’s strategic plan to build a regional community bank that focuses on markets well-known to its board of directors and management team. The reasons of the Park Sterling board of directors are discussed in more detail in the body of this Proxy Statement/Prospectus.

First Capital’s Financial Advisor and Fairness Opinion (See page 67)

Among other factors considered in deciding to approve the merger agreement, the board of directors of First Capital considered the opinion of BSP Securities, LLC (“BSP Securities”) provided to the First Capital board of directors on September 29, 2015 that, as of that date, and based on and subject to the assumptions made, matters considered and qualifications and limitations set forth therein, in its opinion, the per share merger consideration provided for in the merger agreement was fair, from a financial point of view, to holders of First Capital common stock. A copy of the full text of BSP Securities’s fairness opinion is included as Appendix B to this Proxy Statement/Prospectus and holders of First Capital common stock should read this opinion in its entirety. BSP Securities’s opinion is not intended to be and does not constitute a recommendation to any holder of First Capital common stock as to how such holder should vote in connection with the merger.

Pursuant to an engagement letter between First Capital and BSP Securities, First Capital engaged BSP Securities to act as its financial advisor and render an opinion in connection with the merger. First Capital agreed to pay BSP Securities a transaction fee with respect to its financial advisory services as First Capital’s independent financial advisor. BSP Securities has also received a portion of its fee, which was payable by First Capital in connection with the rendering by BSP Securities of its opinion, and the remainder of BSP Securities’s fee is payable upon completion of the merger.

Financial Interests of First Capital’s Directors and Executive Officers in the Merger (See page 74)

First Capital’s directors and executive officers have economic interests in the merger that are different from, or in addition to, their interests as First Capital shareholders. The First Capital board of directors considered these interests in its decision to adopt and approve the merger agreement. A significant portion of these interests relate to payments being made pursuant to binding contractual arrangements in existence before the date of the merger agreement and that have been described to First Capital shareholders in previous proxy statements. Some of the interests of the directors and executive officers of First Capital include:

•	Concurrent with completion of the merger, Park Sterling will take certain actions to appoint to the boards of directors of Park Sterling Corporation and Park Sterling Bank Grant S. Grayson and Robert G. Whitten, each current members of the First Capital board of directors. Messrs. Grayson and Whitten will receive the same compensation for service on such boards as the other members of such boards.

•

On November 3, 2015, First Capital entered into a consulting agreement with John M. Presley, who resigned as First Capital’s Chief Executive Officer effective November 13, 2015, in connection with his appointment as Chief Executive Officer of Lumber Liquidators Holdings, Inc., a publicly traded company, where he has served as a director since 2006. Under the consulting agreement, Mr. Presley will provide consulting and advisory services to support First Capital’s merger activities, government relations, community relations, industry group associations, professional associations, business development efforts, regulatory examination matters, financial statement preparation activities and other matters identified from time to time by First Capital. Mr. Presley will receive a consulting fee equal to $15,000 per month during the term of the consulting agreement. He will also be entitled to a change-in-control payment upon completion of the merger whether or not the consulting agreement terminates for any reason. The amount of the change-in-control payment was derived from the amount Mr. Presley would have been entitled to receive under his prior employment agreement with First Capital as if he were employed by First Capital at the closing of the merger and experienced a subsequent qualifying termination event (with appropriate adjustments to reflect his departure prior to the closing of the merger). The consulting agreement will terminate on the earliest to occur of (i) the effective date of the merger, (ii) the date the merger agreement is terminated or (iii) the date the consulting agreement is terminated pursuant to its terms by mutual consent of the parties, by Mr. Presley or by First Capital. First Capital may terminate the consulting agreement after March 31, 2016 for any reason and will have no further obligation to pay Mr. Presley the monthly consulting fee following such termination.

•	First Capital currently has an employment agreement with Robert G. Watts, Jr., currently President and Acting Chief Executive Officer of First Capital, and a change-in-control agreement with Gary L. Armstrong, currently Executive Vice President and Commercial Bank Lender of First Capital. Each of such agreements provides for severance payments in connection with a termination of employment for any reason (other than death, disability or for “cause”) within six months prior to or following a change in control.

•	Park Sterling Bank has agreed to employ Mr. Watts as a Senior Vice President in a Senior Relationship Manager position following the completion of the merger. In recognition that Mr. Watts’s new position with Park Sterling will result in a material change in his current duties and responsibilities with First Capital and that he will be paid a lower salary, Park Sterling has agreed to pay Mr. Watts, in connection with its employment offer to him, a retention payment in lieu of the change-in-control benefit to which he may be entitled under his First Capital employment agreement.

•	In connection with the merger, Park Sterling has agreed to assume the existing change-in-control agreements between First Capital and five executive officers of First Capital: Mr. Armstrong, William D. Bien, Jr., currently Executive Vice President and Senior Lending Officer, Andrew G. Ferguson, currently Executive Vice President and Chief Credit Officer, William W. Ranson, currently Executive Vice President and Chief Financial Officer, and James E. Sedlar, currently Executive Vice President and Chief Operating Officer. The change-in-control agreements with four of such officers provide for the continuation of base salary payments for one year if their employment is terminated (other than for death, disability or “cause”) within six months prior to or following a change in control. The change-in-control agreement for Mr. Ranson provides for the payment of approximately three times his base salary payments if his employment is terminated (other than for death, disability or “cause”) within six months prior to or following a change in control.

•	Park Sterling contemplates entering into change-in-control agreements with certain current executive officers of First Capital and First Capital Bank following completion of the merger. It is anticipated that these arrangements, once entered into, will supersede the change-in-control severance agreements to which such officers are currently parties. However, as of this date, no such change-in-control arrangements have been finalized.

•

First Capital has made awards of stock options and/or restricted stock to certain officers under its equity incentive plans. As a result of the merger, (i) each award of options to purchase shares of First Capital common stock will be converted into the right to receive cash in an amount equal to the product of (A) $5.54 minus the per share exercise price of such option and (B) the number of shares of First Capital common stock subject to such option and (ii) each share of First Capital restricted stock will automatically vest such that each holder of First Capital restricted stock will be entitled to receive the merger consideration payable to other First Capital shareholders.

•	Messrs. Armstrong, Presley and Watts are parties to endorsement split dollar life insurance agreements with First Capital, under which the executives are entitled to designate a beneficiary of certain death proceeds under the life insurance policies owned by First Capital on their respective lives. Pursuant to his consulting agreement, Mr. Presley is 100% vested in this right. Mr. Watts will, if terminated without cause following the effectiveness of the merger, become 100% vested in this right. Park Sterling has agreed to maintain such split-dollar agreements, and the underlying insurance policies, following the completion of the merger.

•	Mr. Armstrong is a party to a supplemental executive retirement plan agreement with First Capital pursuant to which he is entitled to an unfunded, nonqualified, supplemental retirement benefit in the amount of $250,000. The benefit payable to Mr. Armstrong under the agreement vests at age 60 if Mr. Armstrong is still employed by First Capital or its successor at that time. If Mr. Armstrong dies, or if his employment is terminated by First Capital without cause, the benefit payable under the agreement will automatically vest and be payable to Mr. Armstrong. Park Sterling has agreed to assume First Capital’s obligations under the agreement.

•	Park Sterling will generally indemnify and will provide liability insurance to each officer and director of First Capital for a period of six years following the merger in annual coverage amounts that can be purchased for up to 200% of the current annual premium of First Capital’s liability insurance.

•	Under the merger agreement, following the consummation of the merger, Park Sterling has agreed to use all reasonable efforts to create an advisory board to support its business in the Richmond, Virginia market and extend invitations of membership to the advisory board to all nonemployee directors serving on First Capital’s board at the effective time of the Merger that are not going to serve on Park Sterling’s board. Members of the advisory board will receive nominal compensation from Park Sterling for such service.

Conditions to the Merger (See page 101)

Currently, Park Sterling and First Capital expect to complete the merger in the first quarter of 2016. As more fully described in this Proxy Statement/Prospectus and in the merger agreement, the completion of the merger depends on the approval and adoption of the merger agreement by First Capital shareholders at the special meeting and receipt of the required regulatory approvals, in addition to satisfaction of, or where legally permissible, waiver of, certain other conditions, including that the number of shares of First Capital common stock whose holders are seeking appraisal rights does not represent 5% or more of the outstanding shares of First Capital common stock. We cannot be certain when, or if, the conditions to the merger will be satisfied or, where permissible, waived, or that the merger will be completed. Approval of the “golden parachute” compensation in the advisory (nonbinding) vote described in this Proxy Statement/Prospectus is not a condition to completion of the merger.

Regulatory Approvals (See page 79)

Park Sterling and First Capital have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. In particular, completion of the merger is subject to prior approval from the Federal Reserve Board, the Office of the Commissioner of Banks of the State of North Carolina (the “N.C. Commissioner”) and the nonobjection of the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VBFI”). The approval from the FDIC, the VBFI and the N.C. Commissioner will be required to merge First Capital Bank with and into Park Sterling Bank following completion of the merger. In obtaining the required regulatory approvals, Park Sterling is not required to agree to any restriction or condition that would have a material adverse effect on First Capital or Park Sterling, measured on a scale relative to First Capital. Approval or nonobjection by the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to First Capital shareholders.

Termination of the Merger Agreement (See page 102)

The merger agreement may be terminated by mutual consent, or by either Park Sterling or First Capital if the merger has not occurred by August 1, 2016 and under other limited circumstances described in the merger agreement and which are described in further detail later in this Proxy Statement/Prospectus.

First Capital will be required to pay Park Sterling a termination fee in the amount of $3.25 million, plus up to $500,000 of Park Sterling’s out-of-pocket legal, due diligence and consulting expenses in connection with the proposed merger, if:

•	the merger agreement is duly terminated by Park Sterling due to the material breach of a representation, warranty or covenant in the merger agreement by First Capital, and before such termination, an Alternative Transaction was commenced, publicly proposed or publicly disclosed, or an Alternative Proposal was received (as described under “The Merger Agreement – Agreement Not to Solicit Other Offers”), and within 12 months after such termination, First Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction;

•	the merger agreement is terminated by First Capital due to First Capital having received a Superior Proposal (as described under “The Merger Agreement – Agreement Not to Solicit Other Offers”) and the First Capital board of directors has determined to accept such Superior Proposal;

•	the merger agreement is terminated by Park Sterling because the First Capital board of directors fails to recommend that First Capital shareholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling or makes public statements inconsistent with its recommendation of the merger to shareholders, or recommends any Alternative Proposal (as described under “The Merger Agreement – Agreement Not to Solicit Other Offers”); and

•	after receiving an Alternative Proposal, the First Capital board of directors fails to convene the special meeting to approve the merger with Park Sterling or recommend that First Capital shareholders approve and adopt the merger agreement, and within 12 months of receiving the Alternative Proposal, First Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

First Capital Has Agreed Not to Solicit Alternative Transactions (See page 97)

In the merger agreement, First Capital has agreed not to solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals for an acquisition transaction involving First Capital by any party other than Park Sterling. This restriction may deter other potential acquirors of control of First Capital. However, First Capital may take certain of these actions if its board of directors determines that it must do so in order to properly discharge its fiduciary duties following consultation with its legal counsel and financial advisors.

First Capital Shareholders May Have Dissenter’s Rights of Appraisal in the Merger (See page 80)

Under Virginia law, holders of First Capital common stock may exercise appraisal rights and, if the merger is consummated and all requirements of law are satisfied by holders seeking to exercise such rights, may receive payment equal to the fair value of their shares of First Capital common stock, determined in the manner set forth under Virginia law. The procedures that must be followed in connection with the exercise of appraisal rights by shareholders are described in this Proxy Statement/Prospectus under “The Merger – First Capital Shareholders May Have Dissenters’ Rights of Appraisal in the Merger” and in Article 15, Sections 13.1-729 through 13.1-741.1 of the Virginia Stock Corporation Act (“VSCA”), a copy of which is attached as Appendix D to this Proxy Statement/Prospectus. A shareholder seeking to exercise appraisal rights must deliver to First Capital, before the shareholder vote on the merger agreement at the special meeting, a written objection to the merger stating that he, she or it intends to demand payment for his, her or its shares through the exercise of his, her or its statutory appraisal rights, and must not vote his, her or its shares in favor of the merger agreement. The return of a signed proxy that does not specify whether you vote in favor or against approval of the merger proposal or abstain from voting will be considered a vote in favor of the merger proposal. A shareholder vote against the merger proposal or an abstention alone, however, will not satisfy the notice requirement of Article 15 of the VSCA. Any failure to follow the specific procedures set forth in Article 15 of the VSCA may result in a shareholder losing the right to claim fair value as described above.

The First Capital Special Meeting

Date, Time and Place (See page 50)

First Capital will hold its special meeting of shareholders at the headquarters of First Capital Bancorp, Inc. 4222 Cox Road, Glen Allen, Virginia on December 30, 2015, at 9:00 a.m. Eastern Time. At the special meeting, First Capital shareholders will be asked to:

•	consider and vote upon the approval and adoption of the Agreement and Plan of Merger, dated as of September 30, 2015, by and between Park Sterling Corporation and First Capital Bancorp, Inc., as the agreement may be amended from time to time, pursuant to which First Capital Bancorp, Inc. will merge with and into Park Sterling Corporation;

•	cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements by First Capital and its subsidiary, First Capital Bank, to certain First Capital officers in connection with the merger; and

•	consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement.

Record Date (See page 50)

The record date for First Capital shareholders entitled to vote at the special meeting of shareholders is November 9, 2015.

Shares Entitled to Vote (See page 50)

13,011,016 shares of First Capital common stock were outstanding on the record date and entitled to vote at the special meeting.

Support Agreements (See page 97)

In consideration of Park Sterling agreeing to enter into the merger agreement, the directors of First Capital agreed to vote their shares of First Capital common stock in favor of the merger and not to support any other merger proposal by a third party. A copy of the form of this support agreement is attached to this Proxy Statement/Prospectus as Appendix C. Because the First Capital directors collectively own and are entitled to vote approximately 48.4% of the outstanding First Capital common stock, these support agreements may have the effect of discouraging a competing offer to acquire First Capital.

Vote Required at the First Capital Special Meeting (See page 51)

Approval and adoption of the merger agreement requires the affirmative vote of a majority of the shares of First Capital common stock outstanding on the record date for the special meeting. The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” approval and adoption of the merger agreement.

As of November 9, 2015, the record date, the directors and executive officers of First Capital, and their affiliates, owned and were entitled to vote 6,557,058 shares, or approximately 50.4% of the outstanding shares of First Capital common stock entitled to vote at the special meeting. As referenced above, pursuant to support agreements entered into at the time of the merger agreement with Park Sterling, each director of First Capital has agreed, among other things, to vote or cause to be voted all shares which they beneficially own and are entitled to vote in favor of the merger agreement and the merger (approximately 48.4% of the outstanding First Capital common stock as of September 30, 2015).

Approval of the golden parachute proposal requires the affirmative vote of a majority of the shares of First Capital common stock voted on the proposal (without regard to broker nonvotes or proxies marked “ABSTAIN”), assuming a quorum is present. The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” this proposal.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Capital common stock voted on the proposal (without regard to broker nonvotes or proxies marked “ABSTAIN”), whether or not a quorum is present. The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” this proposal.

Neither approval of the golden parachute proposal nor the adjournment proposal is a condition to completion of the merger. Holders of First Capital warrants or other First Capital securities will not have the right to vote on the merger agreement, the golden parachute proposal or the adjournment proposal.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PARK STERLING

Set forth below are highlights derived from Park Sterling’s audited consolidated financial statements as of and for the years ended December 31, 2010 through 2014 and Park Sterling’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2015 and 2014. The information in the selected financial data for all periods prior to January 1, 2011 is that of Park Sterling Bank on a stand-alone basis. Year-to-year financial information comparability is affected by the transaction expenses and the accounting treatment of Park Sterling’s previous mergers, as described in Park Sterling’s Annual Report on Form 10-K and in Note 3 to Park Sterling’s consolidated financial statements, in each case as previously filed with the SEC. See “Where You Can Find More Information.”

The results of operations for nine months ended September 30, 2015 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as Park Sterling’s audited consolidated financial statements. In the opinion of Park Sterling’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates.

You should read this information in conjunction with Park Sterling’s consolidated financial statements and related notes contained in reports that Park Sterling has previously filed with the SEC. See “Where You Can Find More Information.”

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2015	2014	2014 (1)	2013 (1)	2012 (1)	2011	2010
	(Dollars in thousands, except per share data)
Operating Data
Total interest income	$67,073	$62,949	$85,297	$78,805	$57,946	$25,564	$22,642
Total interest expense	5,667	5,863	7,655	6,382	6,570	6,169	7,607

Net interest income	61,406	57,086	77,642	72,423	51,376	19,395	15,035
Provision for loan losses	314	(866)	(1,286)	746	2,023	9,385	17,005

Net interest income (loss) after provision	61,092	57,952	78,928	71,677	49,353	10,010	(1,970)
Noninterest income	13,720	10,602	13,953	15,086	11,372	1,647	126
Noninterest expense	55,791	54,627	73,934	64,099	54,076	24,960	11,053

Income (loss) before taxes	19,021	13,927	18,947	22,664	6,649	(13,303)	(12,897)
Income tax expense (benefit)	6,190	4,494	6,058	7,359	2,306	(4,944)	(5,038)

Net income (loss)	12,831	9,433	12,889	15,305	4,343	(8,359)	(7,859)
Preferred dividends	—	—	—	353	51	—	—

Net income (loss) to common shareholders	$12,831	$9,433	$12,889	$14,952	$4,292	$(8,359)	$(7,859)

Per Share Data
Basic earnings (loss) per common share	$0.29	$0.21	$0.29	$0.34	$0.12	$(0.29)	$(0.58)
Diluted earnings (loss) per common share	$0.29	$0.21	$0.29	$0.34	$0.12	$(0.29)	$(0.58)
Cash dividends (2)	$0.09	$0.06	$0.08	$0.04	n/a	n/a	n/a
Weighted-average common shares outstanding:
Basic	43,949,557	43,919,481	43,924,457	43,965,408	35,101,407	28,723,647	13,558,221
Diluted	44,294,191	44,224,682	44,247,000	44,053,253	35,108,229	28,723,647	13,558,221
Balance Sheet Data
Cash and cash equivalents	$58,246	$58,853	$51,390	$55,067	$184,142	$28,543	$65,378
Investment securities	510,892	484,725	491,424	401,463	245,571	210,146	140,590
Loans	1,700,124	1,553,392	1,580,693	1,295,808	1,356,707	759,047	399,829
Allowance for loan losses	(8,742)	(9,458)	(8,262)	(8,831)	(10,591)	(10,154)	(12,424)
Total assets	2,485,134	2,326,297	2,359,230	1,960,827	2,032,831	1,113,222	616,108
Deposits	1,946,858	1,864,608	1,851,354	1,599,885	1,632,004	846,637	407,820
Borrowings	185,000	140,000	180,000	55,996	80,143	49,765	20,874
Subordinated debt	24,092	23,413	23,583	22,052	21,573	12,296	6,895
Shareholders’ equity	$284,205	$271,171	$275,105	$262,120	$275,739	$190,054	$177,101

(1)	Revised to reflect measurement period adjustments of goodwill.
(2)	On July 26, 2013, the Park Sterling board of directors approved the initiation of a quarterly cash dividend to its common shareholders. Future dividends are subject to board approval.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF FIRST CAPITAL

Set forth below are highlights derived from First Capital’s audited consolidated financial statements as of and for the years ended December 31, 2010 through 2014 and First Capital’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2015 and 2014. The results of operations for the nine months ended September 30, 2015 are not necessarily indicative of the results of operations for the full year or any other interim period. The unaudited information was prepared on the same basis as First Capital’s audited consolidated financial statements. In the opinion of First Capital’s management, this information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with First Capital’s audited and unaudited consolidated financial statements and related notes included in this Proxy Statement/Prospectus beginning on page F-1 and from which this information is derived.

	At or for the Nine Months Ended September 30,		At or for the Years Ended December 31,
	2015	2014	2014 (1)	2013	2012	2011	2010
	(Dollars in thousands, except per share data)
Operating Data
Total interest income	$19,252	$18,246	$24,532	$23,096	$23,013	$24,327	$26,430
Total interest expense	3,708	3,919	5,168	5,144	6,674	8,379	10,217

Net interest income	15,544	14,327	19,364	17,952	16,339	15,948	16,213
(Recovery of) Provision for loan losses	(145)	(352)	(352)	(186)	9,196	9,441	8,221

Net interest income after provision	15,689	14,679	19,716	18,138	7,143	6,507	7,992
Noninterest income	1,327	1,380	1,822	2,402	1,982	2,080	1,050
Noninterest expense	11,846	11,445	15,055	14,912	18,421	13,549	12,550

Income (loss) before taxes	5,170	4,614	6,483	5,628	(9,296)	(4,962)	(3,508)
Income tax expense (benefit)	1,662	1,477	2,095	1,754	(3,290)	(1,886)	(1,336)

Net income (loss)	3,508	3,137	4,388	3,874	(6,006)	(3,076)	(2,172)
Preferred dividends	—	24	24	345	623	679	678

Net income (loss) to common shareholders	$3,508	$3,113	$4,364	$3,529	$(6,629)	$(3,755)	$(2,850)

Per Share Data
Basic earnings (loss) per common share	$0.28	$0.25	$0.35	$0.29	$(0.76)	$(1.26)	$(0.96)
Diluted earnings (loss) per common share	$0.24	$0.21	$0.30	$0.25	$(0.76)	$(1.26)	$(0.96)
Cash dividends (1)	$0.02	—	—	—	—	—	—
Weighted-average common shares outstanding:
Basic	12,638,164	12,512,528	12,530,264	12,030,955	8,700,003	2,971,171	2,971,171
Diluted	14,865,468	14,927,856	14,724,025	13,928,000	8,700,003	2,971,171	2,971,171

Balance Sheet Data
Cash and cash equivalents	$19,467	$25,754	$11,093	$14,187	$35,321	$50,359	$32,367
Investment securities	80,400	78,421	76,654	73,886	89,705	86,919	89,176
Loans, net	487,431	460,905	473,789	423,160	368,920	360,969	386,209
Allowance for loan losses	(7,866)	(7,903)	(7,874)	(8,165)	(7,269)	(9,271)	(10,626)
Total assets	623,253	600,158	598,538	547,885	542,947	541,690	536,025
Deposits	520,528	488,184	479,507	455,968	459,113	440,199	426,871
FHLB Advances	35,000	40,000	45,000	30,000	25,000	50,000	55,000
Subordinated debt and trust preferred	9,987	11,583	11,559	7,155	7,155	7,155	7,155
Shareholders’ equity	$53,371	$48,256	$49,652	$49,682	$47,088	$40,683	$43,675

(1)	On December 22, 2014, the First Capital board of directors approved an annual cash dividend policy. The first dividend was declared May 20, 2015.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table shows selected unaudited pro forma condensed combined financial information about the financial condition and results of operations of Park Sterling giving effect to the merger with First Capital. The selected unaudited pro forma condensed combined financial information assumes that the merger is accounted for under the acquisition method of accounting with Park Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of First Capital, as of the effective date of the merger, will be recorded by Park Sterling at their respective fair values and the excess of the merger consideration over the fair value of First Capital’s net assets will be allocated to goodwill.

The table sets forth the information as if the merger had become effective on September 30, 2015, with respect to financial condition data, and on January 1, 2014, with respect to the results of operations data. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of each of Park Sterling and First Capital, in the case of Park Sterling, which are included in reports previously filed with the SEC and incorporated into this Proxy Statement/Prospectus by reference and, in the case of First Capital, which are included in this Proxy Statement/Prospectus beginning on page F-1, and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, which is included in this Proxy Statement/Prospectus under “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 154. See “Where You Can Find More Information.”

The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The selected unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, asset dispositions and/or other balance sheet restructuring activities and share repurchases, among other factors, but it does consider estimated merger-related expenses. Further, as explained in more detail in the notes accompanying the more detailed unaudited pro forma condensed combined financial information included under “Unaudited Pro Forma Condensed Combined Financial Information,” the pro forma allocation of purchase price reflected in the selected unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Additionally, the adjustments made in the unaudited pro forma condensed financial information, which are described in those notes, are preliminary and may be revised.

(Dollars in thousands)	For the Nine- Month Period Ended September 30, 2015	For the Year Ended December 31, 2014
Pro Forma Condensed Consolidated Income Statement Information:
Net interest income	$75,711	$95,289
Provision for loan losses	169	(1,638)
Income before income taxes	22,774	23,479
Net income	15,410	15,973

(Dollars in thousands)	As of September 30, 2015
Pro Forma Condensed Consolidated Balance Sheet Information:
Loans	$2,198,301
Total assets	3,107,550
Deposits	2,469,148
Long-term borrowings	90,584
Common shareholders’ equity	335,013

(Dollars in thousands)	Amount	Ratio
Pro Forma Capital Ratios as of September 30, 2015:
Total Risk-Based Capital	$301,634	12.49%
Common Equity Tier 1 Capital	276,872	11.47%
Tier 1 Capital Ratio	292,891	12.13%
Tier 1 Leverage Ratio	292,891	9.61%

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth for Park Sterling common stock and First Capital common stock certain historical, unaudited pro forma and pro forma equivalent per share financial information. In accordance with the requirements of the SEC, the unaudited pro forma and pro forma equivalent per share information gives effect to the merger as if the merger had been effective on the dates presented, in the case of the book value data, and as if the merger had become effective on January 1, 2014, in the case of the net income and dividends declared data. The unaudited pro forma data in the tables assume that the merger is accounted for using the acquisition method of accounting and represents a current preliminary estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of First Capital at their preliminary estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The information in the following table has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of each of Park Sterling and First Capital, in the case of Park Sterling, included in reports previously filed with the SEC and incorporated into this Proxy Statement/Prospectus by reference and, in the case of First Capital, which are included elsewhere in this Proxy Statement/Prospectus. See “Where You Can Find More Information” and “Financial Statements” beginning on page F-1.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and/or other balance sheet restructuring activities and share repurchases, among other factors, but, it does consider estimated merger-related expenses, each of which may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been if our companies had combined during this period nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

The information included in the table below for the nine months ended September 30, 2015 and the year ended December 31, 2014 combine the historical income per share data of Park Sterling and its consolidated subsidiary and First Capital and its subsidiary giving effect to the merger as if the merger had become effective on January 1, 2014, using the acquisition method of accounting. The pro forma adjustments are based upon available information and certain assumptions that Park Sterling management believes are reasonable. Upon completion of the merger, the operating results of First Capital will be reflected in the consolidated financial statements of Park Sterling on a prospective basis.

(Dollars in thousands, except per share information)	Park Sterling Historical	First Capital Historical	Pro Forma Combined	Common Stock Per Equivalent First Capital Share (1)	Warrants Per Equivalent First Capital Share (2)
Net income from continuing operations for the nine months ended September 30, 2015:	$12,831	$3,508	$15,430	$11,955	$3,820
Basic (3)	0.29	0.28	0.30	0.23	0.07
Diluted (3)	0.29	0.24	0.29	0.23	0.07
Dividends Paid:
For the nine months ended September 30, 2015	4,040	259	4,792	3,713	1,186
Book Value:
As of September 30, 2015 (4)	$6.47	$4.13	$6.29	$—	$—

Net income from continuing operations for the twelve months ended December 31, 2014:	$12,889	$4,364	$16,000	$12,397	$3,961
Basic (3)	0.29	0.35	0.31	0.24	0.08
Diluted (3)	0.29	0.30	0.30	0.24	0.08
Dividends Paid:
For the twelve months ended December 31, 2014	3,583	—	4,256	3,297	1,054
Book Value:
As of December 31, 2014 (3)	$6.26	$3.86	$—	$—	$—

(1)	Calculated based on pro forma combined net income multiplied by the exchange ratio of 0.7748 for common shares. Pro forma book value amounts are adjusted for assumed taxes on estimated merger charges.
(2)	Calculated based on pro forma combined net income multiplied by the exchange ratio of 0.24755 for warrants. Pro forma book value amounts are adjusted for assumed taxes on estimated merger charges.
(3)	Pro forma earnings per share are based upon pro forma combined net income and pro forma combined weighted average shares outstanding.
(4)	Calculated based on pro forma combined equity and pro forma combined shares outstanding at the end of the period.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Park Sterling common stock are listed for trading on NASDAQ under the symbol “PSTB.” The table below sets forth, with respect to Park Sterling: the high and low sales prices for the common stock, as reported on NASDAQ, and the quarterly cash dividends declared, for the periods shown.

Shares of First Capital common stock are listed on NASDAQ under the symbol “FCVA.” The table below sets forth, with respect to First Capital, the high and low sales prices for First Capital common stock, as reported on NASDAQ, and the quarterly cash dividends declared, for the periods shown.

You are urged to obtain current market quotations before making any decision with respect to the merger.

	Park Sterling			First Capital
	High	Low	Dividends	High	Low	Dividends
2013
First Quarter	$6.06	$5.20	$—	$3.30	$2.70	$—
Second Quarter	6.02	5.16	—	3.43	2.87	—
Third Quarter	6.81	5.74	0.02	4.28	3.20	—
Fourth Quarter	7.28	6.00	0.02	4.77	3.74	—

2014
First Quarter	$7.28	$6.31	$0.02	$4.96	$4.11	$—
Second Quarter	6.99	6.20	0.02	4.89	4.02	—
Third Quarter	7.09	6.51	0.02	4.75	4.30	—
Fourth Quarter	7.80	6.54	0.02	4.50	4.09	—

2015
First Quarter	$7.38	$6.45	$0.03	$4.75	$4.21	$—
Second Quarter	7.48	6.49	0.03	4.50	4.17	0.01
Third Quarter	7.72	6.78	0.03	4.91	4.24	0.01
Fourth Quarter (through November 24, 2015)	8.01	6.58	0.03	5.82	4.95	0.01

On September 30, 2015, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Park Sterling common stock as reported on NASDAQ were $6.88 and $6.80, respectively. On November 24, 2015, the last full trading day before the date of this Proxy Statement/Prospectus, the high and low sales prices of shares of Park Sterling common stock as reported on NASDAQ were $7.63 and $7.47, respectively.

On September 30, 2015, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of First Capital common stock as reported on NASDAQ were $4.78 and $4.75, respectively. On November 23, 2015, the last full trading day on which there was trading before the date of this Proxy Statement/Prospectus, the high and low sales prices of shares of First Capital common stock as reported on NASDAQ were $5.65 and $5.56, respectively.

As of November 9, 2015, there were approximately 1,503 registered holders of Park Sterling common stock and approximately 575 registered holders of First Capital common stock.

You are advised to obtain current market quotations for Park Sterling common stock and First Capital common stock. The market price of Park Sterling common stock and First Capital common stock will fluctuate between the date of this Proxy Statement/Prospectus and the effective date of the merger. No assurance can be given concerning the market price of Park Sterling common stock or First Capital common stock before, or Park Sterling common stock after, the effective date of the merger.

RISK FACTORS

If you make an election to receive Park Sterling common stock, or otherwise receive Park Sterling common stock, you will be choosing to invest in Park Sterling common stock. Such an investment is subject to risks, including those risks that are described in Park Sterling’s Annual Report on Form 10-K that Park Sterling has filed with the SEC, and that is incorporated by reference into this Proxy Statement/Prospectus. See “Where You Can Find More Information” on page 167. In addition to the information contained elsewhere in this Proxy Statement/Prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements,” or incorporated into this Proxy Statement/Prospectus by reference, you should carefully consider the risk factors and uncertainties described below in evaluating an investment in Park Sterling’s common stock and how to vote at the special meeting. Additional risks and uncertainties not currently known to Park Sterling , or which Park Sterling currently deems not material, also may adversely impact Park Sterling’s business operations. The value or market price of Park Sterling’s common stock could decline due to any of these identified or other risks, and you could lose all or part of your investment.

Risks Associated with the Merger

Current First Capital shareholders will experience a reduction in percentage ownership and voting power of their shares as a result of the merger and will exercise less influence over management.

Current First Capital shareholders have the right to vote in the election of the First Capital board of directors and on other matters affecting First Capital. Current First Capital shareholders will have lower percentage ownership interests and effective voting power in Park Sterling compared to their ownership interests and voting power in First Capital prior to the merger. In the case of most First Capital shareholders, this reduction may be substantial.

If the merger is completed, it is expected that, on a fully diluted basis, current First Capital shareholders will own approximately 15.7% of Park Sterling’s common stock. As a result of the merger, current First Capital shareholders will have less influence on the management and policies of Park Sterling post-merger than they now have on the management and policies of First Capital. Furthermore, First Capital shareholders will own less than a majority of the outstanding voting stock of the combined company and could, as a result, be outvoted by other Park Sterling shareholders if such other Park Sterling shareholders voted together as a group.

The form of merger consideration First Capital shareholders and First Capital warrant holders ultimately receive could be different from the form elected depending on the form of merger consideration elected by other First Capital shareholders and First Capital warrant holders.

All First Capital shareholders and First Capital warrant holders will be permitted to make an election as to the form of consideration they wish to receive. Because the total amount of Park Sterling common stock and cash to be issued in the merger is fixed, the exchange agent will be allowed, subject to limitations set forth in the merger agreement, to adjust the form of consideration that a First Capital shareholder or First Capital warrant holder will receive in order to ensure that (i) no greater than 70% of the outstanding shares of First Capital common stock are converted into shares of Park Sterling common stock and no greater than 30% of the shares of First Capital common stock are converted into cash and (ii) no greater than 70% of the outstanding First Capital warrants are converted into shares of Park Sterling common stock and no greater than 30% of the outstanding First Capital warrants are converted into cash. Consequently, if either the stock consideration or the cash consideration is oversubscribed, First Capital shareholders and First Capital warrant holders could receive a different form of consideration from the form they elect, which could result in different tax consequences than they had anticipated (including the recognition of gain for federal income-tax purposes with respect to the cash received). If First Capital shareholders and First Capital warrant holders do not make an election, they will receive the merger consideration in cash, shares or a combination of cash and shares as provided for in the merger agreement. If a First Capital shareholder or First Capital warrant holder makes an election but transfers record ownership of his or her shares or First Capital warrants before the completion of the merger, those securities will be treated as if no election had been made with respect to them, unless the new record owner makes a new election prior to the election deadline.

Because the market price of Park Sterling common stock will fluctuate, First Capital shareholders and First Capital warrant holders who receive stock consideration will not know until the effective time of the merger the value of the consideration they will receive in the merger.

The number of shares of Park Sterling common stock to be exchanged for each share of First Capital common stock and each First Capital warrant is fixed such that, if Park Sterling common stock is received as merger consideration for all or some of a holder’s First Capital shares or First Capital warrants, each of such First Capital shares or First Capital warrants, respectively, will be converted into the right to receive 0.7748 or 0.24755 shares of Park Sterling common stock, respectively, in connection with the merger. No adjustments to this exchange ratio will be made based on changes in the market price of either the Park Sterling common stock or First Capital common stock prior to the completion of the merger. Furthermore, there is no maximum or minimum closing price of Park Sterling common stock at which either First Capital or Park Sterling may unilaterally terminate the merger agreement. Changes in stock price may result from a variety of factors, including, among others, general market and economic conditions, changes in Park Sterling’s or First Capital’s respective businesses, operations and prospects, market assessment of the likelihood that the merger will be completed as anticipated or at all and regulatory considerations. Many of these factors are beyond Park Sterling’s control.

As a result of any such changes in stock price, the market value of the shares of Park Sterling common stock that First Capital shareholders and First Capital warrant holders will receive at the time that the merger is completed could be significantly lower or higher than the value of such shares immediately before the public announcement of the merger, on the date of this Proxy Statement/Prospectus, on the date of the special meeting or on the date on which First Capital shareholders and First Capital warrant holders actually receive their shares of Park Sterling common stock. Accordingly, at the time of the special meeting, First Capital shareholders will not know or be able to calculate the exact market value of the Park Sterling common stock that they will receive upon completion of the merger, which could be significantly less than the current market value of Park Sterling common stock.

Park Sterling may fail to realize all of the anticipated benefits of the merger.

The success of the merger will depend, in part, on Park Sterling’s ability to realize the anticipated benefits and cost savings from combining the businesses of Park Sterling and First Capital. However, to realize these anticipated benefits and cost savings, Park Sterling must successfully combine the businesses of Park Sterling and First Capital. If Park Sterling is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Park Sterling and First Capital have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the merger integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Park Sterling’s ability to maintain relationships with customers, depositors and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of First Capital and Park Sterling during that transition period.

If Park Sterling is not able to merge First Capital Bank with and into Park Sterling Bank promptly following the completion of the merger, Park Sterling may fail to realize some of the anticipated benefits and cost savings from the merger, which could adversely impact Park Sterling’s financial condition and results of operations. Park Sterling has not previously operated a Virginia banking corporation. If Park Sterling were to separately operate

Park Sterling Bank and First Capital Bank, Park Sterling Bank and First Capital Bank would be subject to separate examination by their respective primary regulators and Park Sterling would incur increased regulatory and compliance costs.

Park Sterling and First Capital will incur significant transaction and merger-related integration costs in connection with the merger.

Park Sterling and First Capital expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Park Sterling and First Capital are continuing to assess the impact of these costs. Although Park Sterling and First Capital believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all. Merger-related costs are preliminarily estimated to be approximately $11.8 million ($8.1 million after tax). See “Unaudited Pro Forma Condensed Combined Financial Information.”

Additionally, in the event the merger is not completed, Park Sterling and First Capital will be subject to a number of risks without realizing any of the benefits of having completed the merger, including (i) the payment of certain fees and costs relating to the merger, such as legal, accounting, financial advisor and printing fees, (ii) the potential decline in the market price of Park Sterling’s and First Capital’s common stock, (iii) the risk that the parties may not find a party willing to enter into a merger agreement on terms equivalent to or more attractive than the terms set forth in the merger agreement and (iv) the loss of time and resources.

The market price of Park Sterling common stock after the merger may be affected by factors different from those affecting the shares of First Capital or Park Sterling currently.

The businesses of Park Sterling and First Capital differ in important respects and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of either Park Sterling or First Capital. For a discussion of the business of Park Sterling, see “Information About Park Sterling Corporation.” For a discussion of the business of First Capital, see “Information About First Capital Bancorp, Inc.”

The opinion obtained by First Capital from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the merger.

The opinion obtained by First Capital from its financial advisor that the merger consideration is fair, from a financial point of view, to the First Capital shareholders is dated as of September 29, 2015. First Capital has not obtained an updated opinion as of the date of this Proxy Statement/Prospectus from its financial advisor. Changes in the operations and prospects of Park Sterling or First Capital, general market and economic conditions and other factors that may be beyond the control of Park Sterling and First Capital, and on which the financial advisor’s opinion was based, may significantly alter the value of Park Sterling or First Capital or the prices of shares of Park Sterling common stock or First Capital common stock by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because First Capital currently does not anticipate asking its financial advisor to update its opinion, the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. For a description of the opinion that First Capital received from its financial advisor, see “The Merger – Opinion of Financial Advisor to First Capital.” For a description of the other factors considered by First Capital’s board of directors in determining to approve the merger, see “The Merger – First Capital’s Reasons for the Merger and Recommendation of the First Capital Board of Directors.”

The merger agreement limits First Capital’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that limit First Capital’s ability to discuss competing third-party proposals to acquire all or a significant part of First Capital. In addition, First Capital has agreed to pay Park

Sterling a termination fee of $3,250,000 plus expense reimbursement of up to $500,000 if the transaction is terminated because First Capital decides to enter into or close another acquisition transaction. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of First Capital from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share price than that proposed in the merger with Park Sterling, or might result in a potential competing acquirer proposing to pay a lower per share price to acquire First Capital than it might otherwise have proposed to pay.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could have an adverse effect on Park Sterling.

Before the merger may be completed, various approvals or consents must be obtained from various federal and state governmental entities. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Park Sterling and First Capital do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Park Sterling following the merger, any of which might have a material adverse effect on Park Sterling following the merger. Park Sterling is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger include any conditions or restrictions that, in the aggregate, would reasonably be expected to have a material adverse effect on First Capital or Park Sterling, measured relative to First Capital, but Park Sterling could choose to waive this condition.

First Capital directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of other First Capital shareholders.

Certain executive officers of First Capital negotiated the terms of the merger agreement with their counterparts at Park Sterling, and First Capital’s board of directors approved and adopted the merger agreement and unanimously recommends that First Capital shareholders vote to approve and adopt the merger agreement. In considering these facts and the other information contained in this Proxy Statement/Prospectus, you should be aware that First Capital’s directors and executive officers have financial interests in the merger that are different from, or in addition to, the interests of other First Capital shareholders. For example, First Capital’s President and Acting Chief Executive Officer, Robert G. Watts, Jr. has received an employment offer from Park Sterling that provides, among other things, for the payment of a retention payment, a salary and other benefits following the merger. Also, as a result of the merger, certain executive officers may become entitled to severance payments and other benefits under existing change-in-control agreements with First Capital. These and some other additional interests of First Capital directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than a First Capital shareholder may view it. See “The Merger – First Capital’s Directors and Officers Have Financial Interests in the Merger” for information about these financial interests.

The tax consequences of the merger to a First Capital shareholder and First Capital warrant holder will depend upon the merger consideration received.

The tax consequences of the merger to a First Capital shareholder and First Capital warrant holder will depend upon the merger consideration that the holder receives. A First Capital shareholder and First Capital warrant holder generally will not recognize any gain or loss on the conversion of shares of First Capital common stock or First Capital warrants solely into shares of Park Sterling common stock. However, a First Capital shareholder and First Capital warrant holder generally will be taxed if the holder receives cash in exchange for shares of First Capital common stock, First Capital warrants or for any fractional share of Park Sterling common stock. For a detailed discussion of the tax consequences of the merger to First Capital shareholders generally, see “The Merger – Material U.S. Federal Income-Tax Consequences of the Merger.” Each First Capital shareholder and First Capital warrant holder should consult his, her or its own tax advisors as to the effect of the merger as applicable to the holder’s particular circumstances.

If the merger is not completed, the trading price of Park Sterling common stock or First Capital common stock could decline.

If the merger is not completed, Park Sterling and First Capital may be subject to a number of material risks, including that the price of their respective common stock may decline to the extent that the current market price of that common stock reflects an assumption that the merger will be completed.

The unaudited pro forma financial information included in this Proxy Statement/Prospectus is preliminary, and may differ materially from the combined company’s actual financial position and results of operations after the merger.

The unaudited pro forma financial information in this Proxy Statement/Prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated.

The merger will not be completed unless important conditions are satisfied.

Specified conditions set forth in the merger agreement must be satisfied or waived to complete the merger. If the conditions are not satisfied or waived, to the extent permitted by law, the merger will not occur or will be delayed and each of Park Sterling and First Capital may lose some or all of the intended benefits of the merger. The following conditions, in addition to other customary closing conditions (which are described in greater detail beginning on page 101), must be satisfied or, with respect to conditions other than shareholder and regulatory approval, waived, if permissible, before Park Sterling and First Capital are obligated to complete the merger:

•	the merger agreement must be approved by the holders of at least a majority of the outstanding shares of First Capital common stock as of the record date of the special meeting;

•	all required regulatory approvals or consents for the merger must be obtained, including from the Federal Reserve Board, the N.C. Commissioner and the VBFI; and

•	the absence of any law or order by a court or regulatory authority that prohibits, restricts or makes illegal the merger.

Sales of substantial amounts of Park Sterling common stock in the open market by former First Capital shareholders could depress Park Sterling’s stock price.

Shares of Park Sterling common stock that are issued to First Capital shareholders and First Capital warrant holders will be freely tradable without restrictions or further registration under the Securities Act, except for shares issued to any person who may be deemed to be an affiliate of Park Sterling. As of November 16, 2015, Park Sterling had 44,859,276 shares of common stock outstanding and 2,746,771 shares of common stock reserved for issuance in connection with outstanding options and restricted stock awards. Park Sterling currently expects that it will issue approximately 8,400,000 shares of Park Sterling common stock in connection with the merger.

If the merger is completed and if First Capital’s shareholders sell substantial amounts of Park Sterling common stock in the public market following completion of the merger, the market price of Park Sterling common stock may decrease. These sales might also make it more difficult for Park Sterling to sell equity or equity-related securities at a time and price that it otherwise would deem appropriate.

Risks Associated With Park Sterling’s Growth Strategy

Park Sterling may not be able to implement aspects of its growth strategy.

Park Sterling’s growth strategy contemplates the continued expansion of its business and operations both organically and by selective acquisitions such as through the establishment or acquisition of banks and banking offices in current market areas and other markets. Implementing these aspects of Park Sterling’s growth strategy depends, in part, on its ability to successfully identify acquisition opportunities and strategic partners that will complement its operating philosophy and to successfully integrate those partners’ operations with Park Sterling’s, as well as generate loans and deposits of acceptable risk and expense. To successfully acquire or establish banks or banking offices, Park Sterling must be able to correctly identify profitable or growing markets, as well as attract the necessary relationships and high caliber banking personnel to make these new banking offices profitable. In addition, Park Sterling may not be able to identify suitable opportunities for further growth and expansion or, if it does, Park Sterling may not be able to successfully integrate these new operations into its business. As consolidation of the financial services industry continues, the competition for suitable acquisition candidates may increase. Park Sterling will compete with other financial services companies for acquisition opportunities, and many of these competitors have greater financial resources than Park Sterling does and may be able to pay more for an acquisition than Park Sterling is able or willing to pay. Park Sterling can offer no assurance that it will have opportunities to acquire other financial institutions or acquire or establish any new branches or loan production offices, or that it will be able to negotiate, finance and complete any available opportunities. If Park Sterling is unable to effectively implement its growth strategies, its business, results of operations and stock price may be materially and adversely affected.

Future expansion involves risks.

The acquisition by Park Sterling of other financial institutions or parts of those institutions, or the establishment of de novo branch offices and loan production offices, involves a number of risks, including the risk that:

•	Park Sterling may incur substantial costs in identifying and evaluating potential acquisitions and merger partners, or in evaluating new markets, hiring experienced local managers and opening new offices;

•	estimates and judgments used to evaluate credit, operations, management and market risks relating to target institutions may not be accurate;

•	the institutions Park Sterling acquires may have distressed assets and there can be no assurance that Park Sterling will be able to realize the value it predicts from those assets or that it will make sufficient provisions or have sufficient capital for future losses;

•	Park Sterling may be required to take write-downs or write-offs, restructuring and impairment or other charges related to the institutions it acquires that could have a significant negative effect on Park Sterling’s financial condition and results of operations;

•	there may be substantial lag-time between completing an acquisition or opening a new office and generating sufficient assets and deposits to support costs of the expansion;

•	Park Sterling may not be able to finance an acquisition, or the financing it obtains may have an adverse effect on its results of operations or result in dilution to Park Sterling’s existing shareholders;

•	Park Sterling management’s attention in negotiating a transaction and integrating the operations and personnel of the combining businesses may be diverted from Park Sterling’s existing business and it may not be able to successfully integrate such operations and personnel;

•	the announcement of another transaction prior to completion of a merger could result in a delay in obtaining regulatory or shareholder approval for a merger, which could have the effect of limiting Park Sterling’s ability to fully realize the expected financial benefits from the transaction;

•	Park Sterling may not be able to obtain regulatory approval for an acquisition;

•	Park Sterling may enter new markets where it lacks local experience or that introduce new risks to its operations, or that otherwise result in adverse effects on results of operations;

•	Park Sterling may introduce new products and services it is not equipped to manage or that introduce new risks to its operations, or that otherwise result in adverse effects on results of operations;

•	Park Sterling may incur intangible assets in connection with an acquisition, or the intangible assets it incurs may become impaired, which results in adverse short-term effects on results of operations;

•	Park Sterling may assume liabilities in connection with an acquisition, including unrecorded liabilities that are not discovered at the time of the transaction, and the repayment of those liabilities may have an adverse effect on results of operations, financial condition and stock price; or

•	Park Sterling may lose key employees and customers.

Park Sterling cannot assure you that it will be able to successfully integrate any banking offices that it acquires into its operations or retain the customers of those offices. If any of these risks occur in connection with Park Sterling’s expansion efforts, it may have a material and adverse effect on results of operations and financial condition.

Park Sterling may not be able to maintain its rate of growth, which may adversely affect results of operations and financial condition.

Park Sterling has grown rapidly since it commenced operations in October 2006, and its business strategy contemplates continued growth, both organically and through acquisitions. Park Sterling can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits or in introducing new products and services at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with its historical or modified organic growth strategy. Park Sterling may be unable to continue to increase its volume of loans and deposits or to introduce new products and services at acceptable risk levels for a variety of reasons, including an inability to maintain capital and liquidity sufficient to support continued growth. If it is successful in continuing its growth, Park Sterling cannot guarantee that further growth would offer the same levels of potential profitability or that it would be successful in controlling costs and maintaining asset quality. Accordingly, an inability to maintain growth, or an inability to effectively manage growth, could adversely affect results of operations, financial condition and stock price.

New bank office facilities and other facilities may not be profitable.

Park Sterling may not be able to organically expand into new markets that are profitable for the franchise. The costs to start up new bank branches and loan production offices in new markets, other than through acquisitions, and the additional costs to operate these facilities would increase Park Sterling’s noninterest expense and may decrease its earnings. It may be difficult to adequately and profitably manage growth through the establishment of bank branches or loan production offices in new markets. In addition, Park Sterling can provide no assurance that expansion into any such new markets will successfully attract enough new business to offset the expenses of the operation of new bank branches or loan production offices. If Park Sterling is not able to do so, its earnings and stock price may be negatively impacted.

Acquisition of assets and assumption of liabilities may expose Park Sterling to intangible asset risk, which could impact results of operations and financial condition.

In connection with any acquisitions, as required by United States generally accepted accounting principles (“GAAP”), Park Sterling will record assets acquired and liabilities assumed at their fair value, and, as such, acquisitions may result in recording intangible assets, including deposit intangibles and goodwill. Park Sterling will perform a goodwill valuation at least annually to test for goodwill impairment. Impairment testing is a two-step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Adverse conditions in its business climate, including a significant decline in future operating cash flows, a significant change in Park Sterling’s stock price or market capitalization or a deviation from the expected growth rate and performance, may significantly affect the fair value of any goodwill and may trigger impairment losses, which could be materially adverse to Park Sterling’s results of operations, financial condition and stock price.

The continued success of Park Sterling’s growth strategy depends on its ability to identify and retain individuals with experience and relationships in the markets in which it intend s to expand.

Park Sterling’s growth strategy contemplates that it will continue to expand its business and operations to other markets in the Carolinas and Virginia. Park Sterling intends to primarily target market areas that it believes possess attractive demographic, economic or competitive characteristics. To expand into new markets successfully, Park Sterling must identify and retain experienced key management members with local expertise and relationships in these markets. Competition for qualified personnel in the markets in which Park Sterling may expand may be intense, and there may be a limited number of qualified persons with knowledge of and experience in the commercial banking industry in these markets. Even if it identifies individuals that it believes could assist in establishing a presence in a new market, Park Sterling may be unable to recruit these individuals away from other banks or be unable to do so at a reasonable cost. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Park Sterling’s strategy is often lengthy. Inability to identify, recruit and retain talented personnel to manage new offices effectively would limit Park Sterling’s growth and could materially adversely affect its business, financial condition, results of operations and stock price.

Park Sterling may need additional access to capital, which it may be unable to obtain on attractive terms or at all.

Park Sterling may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments, for future growth or to fund losses or additional provision for loan losses in the future. Park Sterling’s ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside of its control, and on its financial performance. Accordingly, Park Sterling may be unable to raise additional capital, if and when needed, on acceptable terms, or at all. If Park Sterling cannot raise additional capital when needed, its ability to further expand operations through internal growth and acquisitions could be materially impaired and its stock price negatively affected.

Risks Associated with Park Sterling’s Business

Park Sterling’s business may be adversely affected by conditions in the financial markets and economic conditions generally.

Park Sterling’s financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services that Park Sterling offers, is highly dependent upon the business and economic environment in the primary markets in which it operates and in the United States as a whole. Although there has been improvement in general economic conditions in the United States since the recession experienced in 2007-09, with evidence of stabilizing home prices and a reduction in unemployment levels, economic growth and business activity across a wide range of industries and regions in the United States has been slow and uneven, underemployment and household debt levels remain elevated and interest rates remain at a historic low level. There can be no assurance that that economic conditions will continue to improve, and they may worsen.

Park Sterling’s business also is impacted by the domestic and international capital and credit markets, which have been experiencing volatility and disruption in recent years, resulting in uncertainty in the financial markets in general. In addition, instability in international market, economic and political conditions impacts global economic conditions, including economic recovery in the United States.

Economic pressure on consumers and uncertainty regarding continuing economic improvement may result in changes in consumer and business spending, borrowing and savings habits. A return of recessionary conditions or negative developments in global financial markets or economies may significantly affect the markets in which Park Sterling does business, the value of its loans and investments and its ongoing operations, costs and profitability. In particular, negative developments in Park Sterling’s current and target markets could drive losses beyond those that are or will be provided for in its allowance for loan losses and result in the following consequences:

•	increases in loan delinquencies;

•	increases in nonperforming loans and foreclosures;

•	decreases in demand for Park Sterling’s products and services, which could adversely affect its liquidity position;

•	decreases in the value of the collateral securing loans, especially real estate, which could reduce customers’ borrowing power; and

•	decreases in the ability to raise additional capital on acceptable terms, or at all.

Changes in the policies of monetary authorities and other governmental action could adversely affect Park Sterling’s profitability.

Park Sterling’s business and results of operations also are affected by fiscal and monetary policy. The actions of the Federal Reserve Board in the United States, and central banks internationally, regulate the supply of money and credit and the global financial system, impacting the cost of funds for lending, investing and capital-raising activities and the return earned on those loans and investments, both of which affect net interest margin. The actions of monetary authorities also can affect the value of financial instruments and other assets. Changes in domestic and international fiscal and monetary policies are beyond Park Sterling’s control and difficult to predict but could have an adverse impact on its financial condition and results of operations.

Park Sterling’s estimated allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect its earnings.

Park Sterling maintains an allowance for loan losses in an attempt to cover loan losses inherent in maintaining a loan portfolio. The determination of the allowance for loan losses, which represents management’s estimate of probable losses inherent in Park Sterling’s credit portfolio, involves a high degree of judgment and complexity. Park Sterling’s policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. At September 30, 2015, Park Sterling’s allowance for loan losses totaled approximately $8.7 million, which represented 0.51% of total loans and 103.1% of total nonperforming loans. Management’s determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, current economic conditions, the volume and type of lending conducted by Park Sterling, composition of the portfolio, the amount of its classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments and other relevant factors. Changes in such estimates may have a significant impact on Park Sterling’s financial statements. If the assumptions and judgments prove to be incorrect, the current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in the loan portfolio. In addition, Park Sterling may be required to increase the allowance due to the conditions of loans acquired as a result of its acquisitions of financial institutions, should the remaining acquisition accounting fair market value adjustments for such loans be judged inadequate relative to their estimated future performance. Federal and state regulators also periodically review Park Sterling’s allowance for loan losses and may require it to increase its provision for loan losses or recognize further loan charge-offs based on judgments different from those of management. Park Sterling’s allowance for loan losses decreased slightly as a percentage of total loans from 0.52% at December 31, 2014. Asset quality continues be a point of strength. However, no assurance can be given that the allowance will be adequate to cover loan losses inherent in Park Sterling’s loan portfolio, and Park Sterling may experience losses in its loan portfolio or perceive adverse conditions and trends that may require it to significantly increase allowance for loan losses in the future. Any increase in allowance for loan losses would have an adverse effect on results of operations and financial condition, which could impact Park Sterling’s stock price.

If Park Sterling’s nonperforming assets increase, its earnings will suffer.

At September 30, 2015, Park Sterling’s nonperforming assets totaled approximately $16.6 million, or 0.67% of total assets. Nonperforming assets adversely affect earnings in various ways. Park Sterling does not record interest income on nonaccrual loans or other real estate owned (“OREO”). Park Sterling must reserve for probable losses, which is established through a current period charge to the provision for loan losses as well write-downs from time to time, as appropriate, of the value of properties in the OREO portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to Park Sterling’s OREO. Further, the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity. Finally, if Park Sterling’s estimates for the recorded allowance for loan losses proves to be incorrect and the allowance is inadequate, Park Sterling will have to increase the allowance accordingly and as a result earnings may be adversely affected, which could impact Park Sterling’s stock price.

Failure to comply with the terms of the FDIC loss-share agreements acquired from Citizens South Banking Corporation may result in significant losses.

As a result of its merger with Citizens South Banking Corporation, Park Sterling assumed certain FDIC loss-share agreements. Park Sterling’s loss-share agreement related to Bank of Hiawassee’s non-single-family assets expired on March 31, 2015, and on April 1, 2015, the remaining balance of $19.6 million associated with the Bank of Hiawassee non-single-family loans was transferred from the covered portfolio to the noncovered portfolio. As of September 30, 2015, the remaining loss-share agreements cover approximately $20.0 million (net of related fair value marks) in assets and provide that the FDIC will reimburse Park Sterling for between 80 and 95 percent of net losses on covered assets. To receive such reimbursements, Park Sterling must comply with the specific, detailed and cumbersome compliance, servicing, notification and reporting requirements provided in the agreements. Failure to comply with the terms of the agreements or to properly service the loans and OREO under the requirements of the loss-share agreements may cause individual loans or large pools of loans to lose eligibility for loss-share payments from the FDIC. This could result in material losses that are currently not anticipated.

Park Sterling’s concentration in loans secured by real estate, particularly commercial real estate and construction and development, may increase its loan losses.

Park Sterling offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of these loans are secured by real estate (both residential and commercial) in Park Sterling’s current market areas. Consequently, declines in economic conditions in these market areas may have a greater effect on Park Sterling’s earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

At September 30, 2015, approximately 86% of Park Sterling loans had real estate as a primary or secondary component of collateral, with 16% of those loans secured by construction and development collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If Park Sterling is required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, earnings and capital could be adversely affected. Real estate values have declined significantly during the recent economic crisis. Although real estate prices in most of Park Sterling’s markets have stabilized or are improving, a renewed decline in real estate values would expose Park Sterling to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect results of operations and financial condition.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. Such loans are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because Park Sterling’s loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on results of operations and financial condition, which could negatively affect Park Sterling’s stock price.

Banking regulators are examining commercial real estate lending activity with heightened scrutiny and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on results of operations, which in turn could negatively affect Park Sterling’s stock price.

Since Park Sterling engage s in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, Park Sterling may be subject to the increased costs associated with the ownership of real property, which could adversely impact results of operations and stock price.

Since Park Sterling originates loans secured by real estate, it may have to foreclose on the collateral property to protect its investment and may thereafter own and operate such property, in which case Park Sterling is exposed to the risks inherent in the ownership of real estate. The amount that Park Sterling, as a mortgagee, may realize after a default is dependent upon factors outside of its control, including, but not limited to: general or local economic conditions; environmental cleanup liability; neighborhood values; interest rates; real estate tax rates; operating expenses of the mortgaged properties; supply of and demand for rental units or properties; ability to obtain and maintain adequate occupancy of the properties; zoning laws; governmental rules, regulations and fiscal policies; and acts of God. Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating income-producing real property may exceed the rental income earned from such property, and Park Sterling may have to advance funds in order to protect its investment or it may be required to dispose of the real property at a loss.

Park Sterling maintains a number of large lending relationships, any one of which could have a material adverse effect on results of operations if the borrower were not to perform according to the terms of its loans.

Park Sterling’s ten largest lending relationships (including aggregate exposure to guarantors) at September 30, 2015, range from $12.0 million to $28.2 million and averaged $17.5 million. None of these lending relationships was included in nonperforming loans at September 30, 2015. The deterioration of one or more large relationship loans could result in a significant increase in Park Sterling’s nonperforming loans and its provision for loan losses, which would negatively impact its results of operations.

The FDIC deposit insurance assessments that Park Sterling is required to pay may increase in the future, which would have an adverse effect on earnings.

As an insured depository institution, Park Sterling is required to pay quarterly deposit insurance premium assessments to the FDIC to maintain the level of the FDIC deposit insurance reserve ratio. The recent failures of many financial institutions have significantly increased the loss provisions of the Federal Deposit Insurance Fund (the “DIF”), resulting in a decline in the reserve ratio. As a result of recent economic conditions and the enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) , the FDIC revised its assessment rates, which raised deposit premiums for certain insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. Park Sterling is generally unable to control the amount of premiums that it is required to pay for FDIC insurance. If there are additional bank or financial institution failures, the FDIC may increase the deposit insurance assessment rates. Any future assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect earnings and could negatively affect Park Sterling’s stock price.

Deterioration in the fiscal position of the United States federal government and a downgrade of United States government securities by the credit rating agencies and Europe’s debt crisis could have a material adverse effect on business, financial condition and results of operations.

The long-term outlook for the fiscal position of the United States federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of United States government securities. Continuing federal budget deficit concerns, including the impact on the national debt ceiling, and overall weakness in the economy could lead to additional downgrades, which could create uncertainty in the United States and global financial markets and economies. Any such adverse impact could cause other events that, directly or indirectly, could adversely affect Park Sterling’s business, financial condition and results of operations.

In addition, the possibility that certain European Union (“EU”) member states will default on their debt obligations has negatively impacted economic conditions and global markets. The continued uncertainty over the outcome of international and the EU’s financial support programs and the possibility that other EU member states may experience similar financial troubles could further disrupt global markets. The negative impact on economic conditions and global markets could also have a material adverse effect on Park Sterling’s business, financial condition and results of operations.

Park Sterling’s net interest income could be negatively affected by further interest rate adjustments by the Federal Reserve Board.

As a financial institution, Park Sterling’s earnings are dependent upon its net interest income, which is the difference between the interest income earned on interest-earning assets, such as investment securities and loans, and expense paid on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve Board’s policies, affects Park Sterling more than nonfinancial institutions and can have a significant effect on net interest income and total income. Park Sterling’s assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of its assets and liabilities. As a result, an increase or decrease in market interest rates could have a material adverse effect on net interest margin and results of operations. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on Park Sterling’s deposit levels, loan demand, business and results of operations.

The Federal Reserve Board has held interest rates at almost zero over recent years. The consistent low rate environment has negatively impacted net interest margin, notwithstanding decreases in nonperforming loans and improvements in deposit mix. Any reduction in net interest income will negatively affect Park Sterling’s business, financial condition, liquidity, results of operations, cash flows and/or the price of its securities.

The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model prepared by an independent correspondent bank. As of September 30, 2015, Park Sterling is considered to be in a liability-sensitive position, meaning income and capital are generally expected to decrease with an increase in short-term interest rates and, conversely, to increase with a decrease in short-term interest rates. However, based on the results of this simulation model, which assumed a static environment with no contemplated asset growth or changes in its balance sheet management strategies, if short-term interest rates immediately decreased by 200 basis points, Park Sterling could expect net income and capital to decrease by approximately $801,000 over a 12-month period. This result is primarily due to the current low interest rate environment, under which interest rates on Park Sterling’s average interest-bearing liabilities cannot benefit fully from a 200 basis point rate reduction, without turning negative, while yields on average interest-earning assets could decline by 200 basis points. Furthermore, if short-term interest rates increase by 300 basis points, simulation modeling predicts net interest income will also decline by approximately $4.6 million over a 12-month period as a result of Park Sterling’s liability-sensitive position. The actual amount of any increase or decrease may be higher or lower than predicted by the simulation model.

Park Sterling is subject to extensive regulation that could limit or restrict its activities.

Park Sterling operates in a highly regulated industry and currently is subject to examination, supervision and comprehensive regulation by the N.C. Commissioner, the FDIC and the Federal Reserve Board. Compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, locations of offices and the ability to accept brokered deposits. Park Sterling must also meet regulatory capital requirements. If it fails to meet these capital and other regulatory requirements, Park Sterling’s financial condition, liquidity, deposit funding strategy and results of operations would be materially and adversely affected. Failure by Park Sterling to remain well capitalized and well managed for regulatory purposes could affect customer confidence, the ability to execute business strategies, the ability to grow its assets or establish new branches, the ability to obtain or renew brokered deposits, cost of funds and FDIC insurance, the ability to pay dividends on its common stock and the ability to make acquisitions.

The laws and regulations applicable to the banking industry could change at any time, and Park Sterling cannot predict the effects of these changes on its business and profitability. For example, new legislation or regulation could limit the manner in which Park Sterling may conduct business, including its ability to obtain financing, attract deposits and make loans. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place Park Sterling at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations and enforcement policies that apply to Park Sterling have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future.

The Dodd-Frank Act represents a significant overhaul of many aspects of the regulation of the financial-services industry, including new or revised regulation of such things as systemic risk, capital adequacy, deposit insurance assessments and consumer financial protection. The federal banking regulators have adopted new regulatory capital rules applicable to United States banking organizations. Complying with these and other new legislative or regulatory requirements, and any programs established thereunder, could have a material adverse impact on Park Sterling’s business, financial condition and results of operations.

If Park Sterling has to record an other-than-temporary impairment in connection with collateralized loan obligations (“CLOs”) as a result of the Volcker Rule, it could have a negative impact on profitability.

The Volcker Rule generally prohibits banking entities from engaging in proprietary trading and investing in and sponsoring a covered fund (such as a hedge fund and or private equity fund). At September 30, 2015, Park Sterling held one investment in a senior tranche of CLOs totaling $5.0 million, with a net unrealized loss of $38,600, which currently would be prohibited under the Volcker Rule. Unless the CLO documentation is amended to avoid inclusion within the rule’s prohibitions, Park Sterling would have to recognize write-downs of these securities, by recognizing an other-than-temporary impairment (“OTTI”) in conformity with GAAP rules, and sell these securities before July 2017. As July 2017 approaches, the price of these securities could be negatively impacted as many holders of these and similar instruments will be forced to liquidate their positions. Any OTTI charges could significantly impact earnings.

Park Sterling’s success depends significantly on economic conditions in its current market areas.

Unlike larger organizations that are more geographically diversified, Park Sterling’s banking offices are currently concentrated in North Carolina, South Carolina, North Georgia and Richmond, Virginia, and it is

expected that its banking offices will remain primarily concentrated in North Carolina, South Carolina, North Georgia and Virginia. As a result of this geographic concentration, financial results will depend largely upon economic conditions in these market areas. If the communities in which Park Sterling operates do not grow or if prevailing economic conditions, locally or nationally, deteriorate, this may have a significant impact on the amount of loans that Park Sterling originates, the ability of its borrowers to repay these loans and the value of the collateral securing these loans. A return to economic downturn conditions caused by inflation, recession, unemployment, government action or other factors beyond its control would likely contribute to the deterioration of the quality of Park Sterling’s loan portfolio and reduce its level of deposits, which in turn would have an adverse effect on its business.

In addition, some portions of Park Sterling’s target markets are in coastal areas, which are susceptible to hurricanes and tropical storms. Such weather events can disrupt Park Sterling’s operations, result in damage to its properties, decrease the value of real estate collateral for its loans and negatively affect the local economies in which Park Sterling operates. Park Sterling cannot predict whether or to what extent damage that may be caused by future hurricanes or other weather events will affect its operations or the economies in its market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing loans and an increase in delinquencies, foreclosures and loan losses. Park Sterling’s business or results of operations may be adversely affected by these and other negative effects of hurricanes or other significant weather events.

If Park Sterling lose s key employees, its business may suffer.

Park Sterling’s operating results and ability to adequately manage growth and minimize loan losses is highly dependent on the services, managerial abilities and performance of its current executive officers and other key personnel, many of whom have significant local experience and contacts within its market areas. If Park Sterling loses key employees temporarily or permanently, this could disrupt business and adversely affect its financial condition, results of operations and liquidity.

To be profitable, Park Sterling must compete successfully with other financial institutions that have greater resources and capabilities.

The banking business in Park Sterling’s target markets is highly competitive. Many existing and potential competitors are larger and have greater resources than Park Sterling and have been in existence for a longer period of time. Park Sterling competes with these institutions in both attracting deposits and originating loans. Park Sterling may not be able to attract customers away from its competition. Park Sterling competes for loans and deposits with other commercial banks; savings banks; thrifts; trust companies; credit unions; securities brokerage firms; mortgage brokers; insurance companies; mutual funds; and industrial loan companies.

Competitors that are not depository institutions are generally not regulated as extensively and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, greater advertising and marketing budgets or other factors.

Park Sterling’s legal lending limit is determined by law and is calculated as a percentage of its capital and unimpaired surplus. The size of the loans that Park Sterling is able to offer to customers is less than the size of the loans that larger competitors are able to offer. This limit may affect Park Sterling’s success in establishing relationships with the larger businesses in its current markets. Park Sterling may not be able to successfully compete with the larger banks in its target markets.

Park Sterling’s liquidity needs could adversely affect results of operations and financial condition.

Park Sterling’s primary sources of funds are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Park Sterling may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include FHLB advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While Park Sterling believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Park Sterling continues to grow and experience increasing loan demand. Park Sterling may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Park Sterling depends on the accuracy and completeness of information about customers and counterparties, which, if incorrect or incomplete, could harm earnings.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Park Sterling relies on information furnished by or on behalf of customers and counterparties, including financial statements and other financial information. Park Sterling also may rely on representations of customers, counterparties or other third parties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, Park Sterling may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Park Sterling’s earnings are significantly affected by its ability to properly originate, underwrite and service loans. Park Sterling’s financial condition and results of operations could be negatively impacted to the extent it incorrectly assesses the creditworthiness of its borrowers, fails to detect or respond to deterioration in asset quality in a timely manner, or relies on information provided to it, such as financial statements that do not comply with GAAP and may be materially misleading.

The soundness of other financial institutions could adversely affect Park Sterling.

Park Sterling’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Park Sterling has exposure to many different industries and counterparties and it routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Park Sterling or other institutions. Many of these transactions expose Park Sterling to credit risk in the event of a default by a counterparty or customer. In addition, Park Sterling’s credit risk may be exacerbated when the collateral held by it cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the financial instrument exposure due to Park Sterling. There can be no assurance that any such losses would not materially and adversely affect Park Sterling’s results of operations.

Negative public opinion could damage Park Sterling’s reputation and adversely impact earnings.

Reputation risk, or the risk to Park Sterling’s business, earnings and capital from negative public opinion, is inherent in Park Sterling’s operations. Negative public opinion can result from actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Park Sterling’s ability to keep and attract customers and employees and can expose it to litigation and regulatory action and adversely impact results of operations. Although Park Sterling takes steps to minimize reputation risk in dealing with its customers and communities, this risk will always be present given the nature of its business.

Park Sterling is subject to security and operational risks including risks relating to the use of technology that, if not managed properly, could disrupt its business, result in the disclosure or misuse of confidential or proprietary information, damage its reputation, increase costs and cause losses. Any such failure also could have a material adverse effect on Park Sterling’s business, financial condition and results of operations.

To conduct it business, Park Sterling relies heavily on technology-driven products and services and on communications and information systems. Park Sterling’s future success will depend, in part, on its ability to address customers’ needs by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Park Sterling has taken measures to implement backup systems and other safeguards with respect to the physical infrastructure and systems that support its operations, but its ability to conduct business may be adversely affected by any significant and widespread disruption to its infrastructure or systems. Park Sterling’s financial, accounting, data processing, check processing, electronic funds transfer, loan processing, online banking, mobile banking, automated teller machines (“ATMs”), backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond Park Sterling’s control and adversely affect Park Sterling’s ability to process these transactions or provide these services. There could be sudden increases in customer transaction volume, electrical or telecommunications outages, natural disasters, events arising from local or larger scale political or social matters, including terrorist acts, and cyber attacks. Park Sterling continuously updates these systems to support its operations and growth. This updating entails significant costs and creates risks associated with implementing new systems and integrating them with existing ones.

Information security risks for financial institutions have significantly increased in recent years in part because of the proliferation of new technologies, the use of the Internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers and other external parties. Park Sterling’s operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in its computer systems and networks. Park Sterling relies on digital technologies, computer and email systems, software and networks to conduct its operations, as well as on the honesty and integrity of its employees and vendors with access to those elements. In addition, to access its products and services, Park Sterling customers may use computers, personal smartphones, tablet PCs and other mobile devices that are beyond Park Sterling’s control systems. Park Sterling’s technologies, systems, networks and its customers’ devices may be subject to, or the target of, cyber attacks, computer viruses, malicious code, phishing attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of Park Sterling’s or its customers’ confidential, proprietary and other information, or otherwise disrupt its or its customers’ or other third parties’ business operations.

Park Sterling also faces the risk of unauthorized activity, fraud or theft by employees and/or vendors that could result in disclosure or misuse of customers’ confidential, proprietary or other information. In addition, Park Sterling faces the risk of operational failure, termination or capacity constraints of any of the third parties with which it does business or that facilitate its business activities, including financial intermediaries that Park Sterling uses to facilitate transactions. Any such failure, termination or constraint could adversely affect Park Sterling’s ability to effect transactions, service its customers, manage its exposure to risk or expand its business and could have a significant adverse impact on its liquidity, financial condition and results of operations.

There can be no assurance that Park Sterling will not experience material losses related to cyber attacks or other information security breaches. Cyber security and the continued development and enhancement of its controls, processes and practices designed to protect its systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for Park Sterling, and it may be required to expend significant additional resources to continue to modify or enhance these protective measures or to investigate and remediate any information security vulnerabilities.

Risks Related to Park Sterling’s Common Stock

Park Sterling may issue additional shares of stock or equity derivative securities, including awards to current and future executive officers, directors and employees, which could result in the dilution of shareholders’ investment.

Park Sterling’s authorized capital includes 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of November 16, 2015, it had 44,859,276 shares of common stock outstanding, including approximately 965,744 shares that have voting rights but no economic interest related to unvested shares of restricted stock, and had reserved or otherwise set aside for issuance 2,099,467 shares underlying outstanding options and 647,304 shares that are available for future grants of stock options, restricted stock or other equity-based awards pursuant to Park Sterling’s equity compensation plans. Subject to NASDAQ rules, the Park Sterling board of directors generally has the authority to issue all or part of any authorized but unissued shares of common stock or preferred stock for any corporate purpose. Park Sterling anticipates that it will issue additional equity in connection with the acquisition of other strategic partners and that in the future it likely will seek additional equity capital as it develops its business and expands operations, depending on the timing and magnitude of any particular future acquisition. These issuances would dilute the ownership interests of existing shareholders and may dilute the per share book value of Park Sterling’s common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then existing shareholders.

In addition, the issuance of shares under the Park Sterling equity compensation plans will result in dilution of shareholders’ ownership of Park Sterling’s common stock. The exercise price of stock options could also adversely affect the terms on which Park Sterling can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for Park Sterling common stock. They may profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

Park Sterling’s stock price may be volatile, which could result in losses to investors and litigation.

Park Sterling’s stock price has been volatile in the past and several factors could cause the price to fluctuate in the future. These factors include, but are not limited to actual or anticipated variations in earnings, changes in analysts’ recommendations or projections, the announcement of developments related to Park Sterling’s businesses, operations and stock performance of other companies deemed to be peers, new technology used or services offered by traditional and nontraditional competitors, news reports of trends and concerns and other issues related to the financial services industry. Fluctuations in Park Sterling’s stock price may be unrelated to its performance. General market declines or market volatility in the future, especially in the financial institutions sector, could adversely affect the price of Park Sterling common stock, and the current market price may not be indicative of future market prices.

Stock price volatility may make it more difficult for you to resell Park Sterling common stock when you want and at prices you find attractive. Moreover, in the past, securities class action lawsuits have been instituted against some companies following periods of fluctuation in the market price of their securities. Park Sterling could in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources from Park Sterling’s normal business, which could result in losses to investors.

Future sales of Park Sterling common stock by shareholders or the perception that those sales could occur may cause Park Sterling’s stock price to decline.

Although Park Sterling common stock is listed for trading on NASDAQ, the trading volume in the common stock may be lower than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Park Sterling has no control. Given the potential for lower relative trading volume in the common stock, significant sales of the common stock in the public market, or the perception that those sales may occur, could cause the trading price of Park Sterling common stock to decline or to be lower than it otherwise might be in the absence of those sales or perceptions.

State laws and provisions in Park Sterling’s articles of incorporation or bylaws could make it more difficult for another company to purchase Park Sterling, even though such a purchase may increase shareholder value.

In many cases, shareholders may receive a premium for their shares if Park Sterling were purchased by another company. State law and the Park Sterling articles of incorporation and bylaws could make it difficult for anyone to purchase Park Sterling without approval of the Park Sterling board of directors. For example, Park Sterling’s articles of incorporation divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. This classification of directors makes it difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders would be required for the shareholders to change a majority of directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

Park Sterling’s ability to pay dividends is limited and it may be unable to pay future dividends.

The Park Sterling board of directors initiated payment of cash dividends in 2013. However, any future declaration of dividends will be made at the discretion of the board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the board of directors may deem relevant. Park Sterling makes no assurances that it will pay any dividends in the future. The holders of Park Sterling common stock are entitled to receive dividends only when and if declared by the board of directors out of funds legally available for that purpose. As part of its consideration of whether or not to pay cash dividends, Park Sterling intends to retain adequate funds from future earnings to support the development and growth of its business.

Moreover, Park Sterling is a bank holding company that is a separate and distinct legal entity from Park Sterling Bank. As a result, Park Sterling’s ability to make dividend payments, if any, on Park Sterling common stock depends primarily upon receipt of dividends and other distributions received from Park Sterling Bank. Various federal and state regulations limit the amount of dividends that Park Sterling Bank may pay to Park Sterling and that Park Sterling may pay to its shareholders. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. In addition, Park Sterling’s right to participate in, and thus the ability of its shareholders to benefit indirectly from, any distribution of assets of Park Sterling Bank, or any other subsidiary Park Sterling may have from time to time, upon the subsidiary’s liquidation or otherwise, will be subject to the prior claims of creditors of the subsidiary, except to the extent any of Park Sterling’s claims as a creditor of the subsidiary may be recognized. As a result, Park Sterling common stock will effectively be subordinated to all existing and future liabilities and obligations of the Park Sterling Bank and any other subsidiaries Park Sterling may have.

Your right to receive liquidation and dividend payments on Park Sterling common stock is junior to Park Sterling’s existing and future indebtedness and to any other senior securities Park Sterling may issue in the future.

Shares of Park Sterling common stock are equity interests in Park Sterling and do not constitute indebtedness. This means that shares of Park Sterling common stock will rank junior to all of Park Sterling’s indebtedness and to other nonequity claims against it and to Park Sterling’s assets available to satisfy claims against it, including in Park Sterling’s liquidation. As of September 30, 2015, Park Sterling had outstanding approximately $24.1 million (excluding acquisition accounting fair market value adjustments) aggregate principal amount of junior subordinated debt, which, in addition to other liabilities, would be senior in right of payment to common stock. Park Sterling also may incur additional indebtedness from time to time without the approval of its common shareholders.

Park Sterling’s common shareholders also are subject to the prior dividend and liquidation rights of any preferred stock outstanding from time to time. The Park Sterling board of directors is authorized to issue classes or series of preferred stock in the future without any action on the part of the common shareholders.

Park Sterling common stock is not insured by the FDIC.

Park Sterling common stock is not a savings or deposit account and is not insured by the FDIC or any other governmental agency and is subject to risk, including the possible loss of all or some principal.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Proxy Statement/Prospectus and the documents incorporated by reference in this Proxy Statement/Prospectus contain certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the financial condition, results of operations, earnings outlook and prospects of Park Sterling, First Capital and the potential combined company and may include statements for the period following the completion of the merger. These statements can be identified by the fact that they do not relate strictly to historical or current facts and often use words such as “may,” “plan,” “seek,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “potential,” “possible,” “predict,” “estimate,” “could,” “should,” “would,” “will,” “goal,” “target” and similar expressions.

These forward-looking statements involve certain risks and uncertainties. The ability of either Park Sterling or First Capital to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from those in such forward-looking statements include, among others, the following:

•	the risk that a closing condition to the merger may not be satisfied;

•	the risk that the merger is more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the risk that the businesses of Park Sterling and/or First Capital will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	synergies and other financial benefits from the proposed merger may not be realized within the expected timeframes;

•	inability to obtain governmental approvals of the combination on the proposed terms and schedule;

•	failure of First Capital’s shareholders to approve the merger;

•	changes in loan mix, deposit mix, capital and liquidity levels, emerging regulatory expectations and measures, net interest income, noninterest income, noninterest expense, credit trends and conditions, including loan losses, allowance for loan loss, charge-offs, delinquency trends and nonperforming asset levels, deterioration in the value of collateral securing loans, deterioration in the value of securities held for investment, the impacts of a potential increasing rate environment and other similar matters with respect to Park Sterling or First Capital;

•	inability to identify and successfully negotiate and complete additional combinations with other potential merger partners or to successfully integrate such businesses into Park Sterling, including Park Sterling’s ability to adequately estimate or to realize the benefits and cost savings from and limit any unexpected liabilities acquired as a result of any such business combinations;

•	failure to generate an adequate return on investment related to new branches or other hiring initiatives;

•	inability to generate future organic growth in loan balances, retail banking, wealth management, mortgage banking or capital markets results through the hiring of new personnel, development of new products, including new online and mobile banking platforms for treasury services, opening of de novo branches or otherwise;

•	inability to capitalize on identified revenue enhancements or expense management opportunities, including the inability to achieve targeted adjusted noninterest expense to adjusted operating revenue targets;

•	inability to generate future ATM and card income from marketing expenses;

•	variability in the performance of covered loans and associated loss-share related expenses;

•	the effects of negative or soft economic conditions, including stress in the commercial real estate markets or failure of continued recovery in the residential real estate markets;

•	changes in consumer and investor confidence and the related impact on financial markets and institutions;

•	changes in interest rates;

•	the possibility of recognizing other than temporary impairments on holdings of collateralized loan obligation securities as a result of the Volcker Rule;

•	the potential impacts of any government shutdown or debt ceiling impasse, including the risk of a U.S. credit rating downgrade or default, or continued global economic instability, which could cause disruptions in the financial markets, impact interest rates and cause other potential unforeseen consequences;

•	the existence or exacerbation of general geopolitical instability and uncertainty;

•	fluctuations in the market price of the common stock, regulatory, legal and contractual requirements of Park Sterling, other uses of capital, either company’s financial performance, market conditions generally and future actions by either company’s board of directors, in each case impacting repurchases of common stock or declaration of dividends;

•	legal and regulatory developments, including changes in monetary and fiscal policies, changes in the federal risk-based capital rules and changes in the cost and other effects of legal and administrative cases;

•	increased competition from both banks and nonbanks;

•	changes in accounting standards, rules and interpretations, inaccurate estimates or assumptions in accounting, including acquisition accounting fair market value assumptions and accounting for purchased credit-impaired loans, and the impact on Park Sterling’s or First Capital’s financial statements;

•	either management’s ability to effectively manage credit risk, market risk, operational risk, legal risk and regulatory and compliance risk; and

•	other risks and factors identified in this Proxy Statement/Prospectus under the heading “Risk Factors.”

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this Proxy Statement/Prospectus.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this Proxy Statement/Prospectus and attributable to Park Sterling or First Capital or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Proxy Statement/Prospectus. Except to the extent required by applicable law or regulation, Park Sterling and First Capital undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this Proxy Statement/Prospectus or to reflect the occurrence of unanticipated events.

THE FIRST CAPITAL SPECIAL MEETING

Date, Place and Time

This Proxy Statement/Prospectus is first being mailed on or about November 30, 2015 to First Capital shareholders who held shares of First Capital common stock on the record date for the special meeting of shareholders. This Proxy Statement/Prospectus is accompanied by the notice of the special meeting and a form of proxy that is solicited by the board of directors of First Capital for use at the special meeting to be held at 9:00 a.m. local time, on December 30, 2015 at the headquarters of First Capital Bancorp, Inc., 4222 Cox Road, Glen Allen, Virginia , and at any adjournments of that meeting.

Purposes of the Special Meeting

At the special meeting, the shareholders of First Capital will be asked:

•	to consider and vote upon the approval and adoption of the merger agreement, as more fully described in this Proxy Statement/Prospectus;

•	to cast an advisory (nonbinding) vote to approve “golden parachute” compensation payable under existing agreements by First Capital and its subsidiary, First Capital Bank, to certain First Capital officers in connection with the merger, as more fully described in this Proxy Statement/Prospectus; and

•	to consider and vote upon a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies in favor of approval and adoption of the merger agreement, as more fully described in this Proxy Statement/Prospectus.

Recommendation of the First Capital Board of Directors

The First Capital board of directors believes that the proposed merger with Park Sterling is fair to and is in the best interests of First Capital and its shareholders and unanimously recommends that First Capital shareholders vote “FOR” each of the proposals that will be presented at the special meeting as described in this Proxy Statement/Prospectus.

Record Date and Voting Rights; Quorum

The First Capital board of directors has fixed the close of business on November 9, 2015 as the record date for determining the shareholders of First Capital entitled to notice of and to vote at the special meeting or any adjournments thereof. Accordingly, you are only entitled to notice of and to vote at the special meeting if you were a record holder of First Capital common stock at the close of business on the record date. At that date, 13,011,016 shares of First Capital common stock were outstanding and entitled to vote and each such share is entitled to one vote per share.

To have a quorum that permits First Capital to conduct business at the special meeting, we require the presence, whether in person or by proxy, of the holders of First Capital’s common stock representing a majority of the shares of common stock outstanding on the record date. You are entitled to one vote for each outstanding share of First Capital common stock you held as of the close of business on the record date.

Holders of shares of First Capital common stock present in person at the special meeting but not voting, and shares of the common stock for which proxy cards are received indicating that their holders have abstained, will be counted as present at the special meeting for purposes of determining whether there is a quorum for transacting business. Shares held in “street name” that have been designated by brokers on proxies as not voted will not be counted as votes cast for or against any proposal. These broker non votes will, however, be counted for purposes of determining whether a quorum exists.

Votes Required

Vote Required for Approval of the Merger Proposal. The approval of the merger proposal requires the affirmative vote of a majority of the shares of First Capital common stock outstanding and entitled to vote on the record date for the special meeting.

Failures to vote, abstentions and broker nonvotes will not count as votes cast. Because, however, approval of the merger proposal requires the affirmative vote of a majority of the shares of First Capital common stock outstanding on the record date, failures to vote, abstentions and broker nonvotes will have the same effect as votes against the merger proposal.

Vote Required for Approval, on an Advisory Basis Only, of the Golden Parachute Proposal. The approval, on an advisory basis only, of the golden parachute proposal requires the affirmative vote of a majority of the shares of First Capital common stock voted on the proposal.

Failures to vote, abstentions and broker nonvotes will not count as votes cast and will have no effect on the golden parachute proposal.

Vote Required for Approval of the Adjournment Proposal. The approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Capital common stock voted on the proposal, whether or not a quorum is present.

Failures to vote, abstentions and broker nonvotes will not count as votes cast and will have no effect for purposes of determining whether the adjournment proposal has been approved.

Stock Ownership of First Capital Directors

Each director of First Capital has entered into an agreement with Park Sterling pursuant to which he or she has agreed to vote all of the shares of First Capital common stock over which he or she has the right and power to vote in favor of the merger proposal, subject to certain exceptions, including that certain shares he or she holds in a fiduciary capacity are not covered by the agreement. As of the record date, directors of First Capital were entitled to vote approximately 6,254,864 shares of First Capital common stock in the aggregate at the special meeting, or approximately 48.1% of the total voting power of First Capital shares entitled to vote at the special meeting.

Voting at the Special Meeting

Record Holders. If your shares of First Capital common stock are held of record in your name, your shares can be voted at the special meeting in any of the following ways:

•	By Mail. You can vote your shares by using the proxy card, which is enclosed for your use in connection with the special meeting. If you complete and sign the proxy card and return it in the enclosed postage-paid envelope, you will be appointing the “proxies” named in the proxy card to vote your shares for you at the meeting. The authority you will be giving the proxies is described in the proxy card. When your proxy card is returned properly executed, the shares of First Capital common stock represented by it will be voted at the special meeting in accordance with the instructions contained in the proxy card.

If proxy cards are returned properly executed without an indication as to how the proxies should vote, the First Capital common stock represented by each such proxy card will be voted by the appointed proxies (i) “FOR” the merger proposal, (ii) “FOR” the golden parachute proposal and (iii) “FOR” the adjournment proposal.

•	In Person. You can attend the special meeting and vote in person. A ballot will be provided for your use at the meeting.

Your vote is important. Accordingly, please sign, date and return the enclosed proxy card, whether or not you plan to attend the special meeting in person.

Shares Held in “Street Name.” Only the record holders of shares of First Capital common stock, or their appointed proxies, may vote those shares. As a result, if your shares of First Capital common stock are held for you in “street name” by a broker or other nominee, such as a bank or custodian, then only your broker or nominee (i.e. the record holder) may vote them for you, or appoint the proxies to vote them for you, unless you previously have made arrangements for your broker or nominee to assign its voting rights to you or for you to be recognized as the person entitled to vote your shares. You will need to follow the directions your broker or nominee provides you and give it instructions as to how it should vote your shares by following the instructions you received from your broker or nominee with your copy of this Proxy Statement/Prospectus. Brokers and other nominees who hold shares in “street name” for their clients typically have the discretionary authority to vote those shares on routine proposals when they have not received instructions from beneficial owners of the shares. However, they may not vote those shares on nonroutine matters, which include all matters to be voted upon at the special meeting, unless their clients give them voting instructions. To ensure that your shares are represented at the special meeting and voted in the manner you desire, it is important that you instruct your broker or nominee as to how it should vote your shares.

If your shares are held in “street name” and you wish to vote them in person at the special meeting, you must obtain a proxy, executed in your favor, from the holder of record.

Revocation of Proxies

Record Holders. If you are the record holder of shares of First Capital common stock and you sign and return a proxy card and you later wish to revoke the authority or change the voting instructions you gave the proxies, you can do so at any time before the voting takes place at the special meeting by taking the appropriate action described below.

To change the voting instructions you gave the proxies, you can complete, sign and submit a new proxy card, dated after the date of your original proxy card, which contains your new instructions, and submit it so that it is received before the special meeting or, if hand delivered, before the voting takes place at the special meeting. The proxies will follow the last voting instructions received from you before the special meeting.

To revoke your proxy card:

•	you can give First Capital’s corporate secretary a written notice, before the special meeting or, if hand delivered, before the voting takes place at the special meeting, that you want to revoke your proxy card; or

•	you can attend the special meeting and vote in person or notify First Capital’s corporate secretary, before the voting takes place, that you want to revoke your proxy card. Simply attending the special meeting alone, without voting in person or notifying First Capital’s corporate secretary, will not revoke your proxy card.

If you submit your new proxy card or notice of revocation by mail, it should be addressed to First Capital’s corporate secretary at First Capital Bancorp, Inc., Attention: Secretary, 4222 Cox Road, Glen Allen, Virginia 23060, and must be received no later than the beginning of the special meeting or, if the special meeting is adjourned, before the adjourned meeting is actually held. If hand delivered, your new proxy card or notice of revocation must be received by First Capital’s corporate secretary before the voting takes place at the special meeting or at any adjourned meeting.

If you need assistance in changing or revoking your proxy, please contact First Capital’s corporate secretary by calling (804) 273-1160 or by writing to First Capital Bancorp, Inc., 4222 Cox Road, Glen Allen, Virginia 23060, Attention: Secretary.

Shares Held in “Street Name.” If your shares are held in “street name” and you want to change or revoke voting instructions you have given to the record holder of your shares, you must follow the directions given by your bank, broker, custodian or nominee.

Solicitation of Proxies

This solicitation is made on behalf of the First Capital board of directors, and First Capital will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing banks and brokers for forwarding proxy materials to shareholders. Proxies may be solicited, without extra compensation, by First Capital’s officers and employees by mail, electronic mail, telephone, fax or personal interviews. First Capital will reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

PROPOSALS TO BE CONSIDERED AT THE SPECIAL MEETING

Approval and Adoption of the Merger Agreement (Proposal No. 1)

At the special meeting, shareholders of First Capital will be asked to approve the merger proposal providing for the merger of First Capital with and into Park Sterling. Shareholders of First Capital should read this Proxy Statement/Prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this Proxy Statement/Prospectus as Appendix A.

After careful consideration, the First Capital board of directors approved the merger agreement and the merger, and determined it to be advisable and in the best interests of First Capital and the shareholders of First Capital. See “The Merger – First Capital’s Reasons for the Merger and Recommendation of the First Capital Board of Directors” included elsewhere in this Proxy Statement/Prospectus for a more detailed discussion of the First Capital board of directors’ recommendation.

The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” the merger proposal.

Advisory Approval of Golden Parachute Compensation (Proposal No. 2)

As required by Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), First Capital is providing its shareholders with the opportunity to approve, in a nonbinding advisory vote, the golden parachute proposal, by voting on the following resolution:

“RESOLVED, that the compensation that may be paid to the named executive officers of First Capital in connection with or as a result of the merger, as disclosed in the sections entitled “The Merger – First Capital’s Directors and Officers Have Financial Interests in the Merger” and “– Golden Parachute Compensation for First Capital Named Executive Officers” and the related table and narrative, is hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger. The vote on this proposal is a vote separate and apart from the vote on the First Capital merger proposal. Because the golden parachute proposal is advisory in nature only, a vote for or against approval will not be binding on either First Capital or Park Sterling.

The compensation that is subject to this proposal is a contractual obligation of First Capital and/or First Capital Bank and of Park Sterling and/or Park Sterling Bank as the successor thereto. If the merger is approved and completed, such compensation may be paid, subject only to the conditions applicable thereto, even if shareholders fail to approve this proposal. If the merger is not completed, the First Capital board of directors will consider the results of the vote in making future executive compensation decisions.

The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” the golden parachute proposal.

Adjournment of the Special Meeting (Proposal No. 3)

If at the special meeting there are not sufficient votes to approve the merger proposal, the meeting may be adjourned to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies to approve the merger proposal. In that event, First Capital shareholders will be asked to vote on the adjournment proposal and will not be asked to vote on the merger proposal and the golden parachute proposal at the special meeting.

In order to allow proxies that have been received by First Capital at the time of the special meeting to be voted for the adjournment proposal, First Capital is submitting the adjournment proposal to its shareholders as a separate matter for their consideration. This proposal asks First Capital shareholders to authorize the holder of any proxy solicited by the First Capital board of directors on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from First Capital shareholders who have previously voted.

If it is necessary to adjourn the special meeting, then, unless the meeting will have been adjourned for a total of more than 120 days, no notice of such adjourned meeting is required to be given to shareholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned. Even if a quorum is not present, shareholders who are represented at a meeting may approve an adjournment of the meeting.

The First Capital board of directors unanimously recommends that First Capital shareholders vote “FOR” the adjournment proposal.

THE MERGER

Background of the Merger

Early Contacts Between Park Sterling and First Capital

In the first quarter of 2010, John M. Presley, Managing Director and Chief Executive Officer of First Capital, had an introductory meeting with James C. Cherry and David L. Gaines prior to the affiliation of Messrs. Cherry and Gaines with Park Sterling. Messrs. Cherry and Gaines were in the process of identifying a platform bank interested in augmenting its management team with these individuals and pursuing a vision of building a regional community banking franchise across the Carolinas and Virginia. As part of their partner bank identification process, Messrs. Cherry and Gaines held meetings with multiple potential platform banks, including First Capital. Following this introductory meeting with First Capital, Messrs. Cherry and Gaines had several follow-up conversations with Mr. Presley by telephone. These conversations led to a second meeting between Messrs. Cherry and Gaines, accompanied by Leslie M. (Bud) Baker, Jr. (then unaffiliated with Park Sterling), Mr. Presley and two First Capital directors, Grant S. Grayson and Richard W. Wright, respectively the Chairman and Vice Chairman of the First Capital board of directors. Messrs. Cherry and Gaines shortly thereafter partnered with Park Sterling as the platform bank and discussions with First Capital related to being a platform bank ended.

In August 2010, Messrs. Cherry and Gaines helped to facilitate an equity offering by Park Sterling, which raised gross proceeds of $150.2 million (the “Public Offering”), and were concurrently hired by Park Sterling as Chief Executive Officer and Chief Financial Officer, respectively. Following the Public Offering, Park Sterling changed its business plan from primarily organic growth at a moderate pace to seeking accelerated organic growth and selective acquisitions of regional and community banks in the Carolinas and Virginia. Soon thereafter, Mr. Cherry began contacting community banks headquartered in the Carolinas and Virginia to discuss potential strategic partnerships for Park Sterling. These contacts included renewing a dialogue with Mr. Presley at First Capital.

In 2011, as part of its organic growth initiatives, Park Sterling opened de novo offices in Charleston, South Carolina, Raleigh, North Carolina and Greenville, South Carolina. In November 2011, Park Sterling acquired Community Capital Corporation, the bank holding company for CapitalBank, a South Carolina state-chartered Federal Reserve member bank, and subsequently merged CapitalBank with and into Park Sterling Bank. In October 2012, Park Sterling acquired Citizens South Banking Corporation, the bank holding company for Citizens South Bank, a federally -chartered nonmember bank, and subsequently merged Citizens South Bank with and into Park Sterling Bank. In January 2014, as part of its organic growth initiatives, Park Sterling hired senior leadership for its mortgage banking and wealth management groups as well as a team of experienced commercial bankers in Richmond, Virginia and opened a de novo office in that market. In May 2014, Park Sterling acquired Provident Community Bancshares, Inc., the bank holding company for Provident Community Bank, National Association, a Federal Reserve member bank, and subsequently merged Provident Community Bank, National Association with and into Park Sterling Bank.

Meanwhile, Mr. Cherry remained in periodic dialogue with Mr. Presley subsequent to the Public Offering to discuss potential ways in which First Capital and Park Sterling could work together, including the potential for a business combination. This dialogue included both phone conversations and in-person meetings and, in general, reviewed the potential benefits to shareholders and customers of a business combination, noting in particular Park Sterling’s interest in entering the attractive Richmond market.

Background of the Merger Process Prior to Discussions with Park Sterling

The board of directors and management of First Capital have periodically explored and discussed strategic options available to First Capital for maintaining its competitiveness and increasing shareholder value. These discussions have included, among other things, exploring the merger and acquisition environment for financial institutions and a potential business combination involving First Capital. Several times during 2011, 2012 and 2013, Mr. Presley was contacted by representatives of larger financial institutions to inquire about First Capital’s interest in a merger transaction. Mr. Presley informed the First Capital board of directors of these preliminary inquiries, but such discussions did not result in any proposals that the board could recommend to First Capital’s shareholders.

One such inquiry occurred in October 2013, when, in an effort to advance conversations between the two companies and based on its evaluation of publicly available information, and with support from Park Sterling’s board of directors, Park Sterling submitted an unsolicited written, nonbinding preliminary indication of interest to acquire 100% of the issued and outstanding shares of First Capital common stock at a value of $5.25 to $5.50 per share utilizing a consideration mix of 80% Park Sterling common stock and 20% cash. Following discussions with First Capital in late October regarding that indication of interest, Park Sterling informed First Capital that the aggregate value of the potential transaction would likely fall at the lower end of the indicated $5.25 to $5.50 per share range. As a result, no agreement was reached between Park Sterling and First Capital on advancing these preliminary discussions.

On March 19, 2014, at the invitation of Mr. Presley, representatives of BSP Securities, an investment banking firm focused on financial institutions, met with the First Capital board of directors and provided information on the current market conditions in the banking industry, recent merger and acquisition activity, a preliminary valuation of First Capital’s franchise position and an analysis of various strategic alternatives. BSP Securities’s presentation included a comparison of the valuations of peer institutions and a list of potential acquirers that may be interested in entering or expanding in the Richmond, Virginia market by a merger transaction with First Capital. BSP Securities informed the board that, in its opinion, the merger and acquisition environment was continuing to improve and that First Capital was well positioned to pursue a merger with a larger financial institution.

At its June 18, 2014 regular meeting, the First Capital board of directors continued its evaluation of the company’s business and strategy. The board further reviewed and discussed the information made available by BSP Securities at the board’s March 2014 meeting and information management and the board had received from BSP Securities since such meeting. After this review and discussion, the First Capital board of directors authorized BSP Securities to proceed in identifying potential merger partners and instructed BSP Securities to contact such parties to assess their level of interest in acquiring First Capital. Based on such authorization, First Capital’s management and BSP Securities prepared a confidential information memorandum and established an electronic data room containing extensive information about First Capital.

In late July and early August 2014, representatives of BSP Securities contacted the companies on the approved list, including Park Sterling. Interested parties who executed a nondisclosure agreement were provided the confidential information memorandum and granted access to the electronic data room. Park Sterling was among those parties. In total, 15 potential merger partners were contacted, nine of which executed nondisclosure agreements and received the memorandum. Mr. Presley held in-person meetings with representatives of four of the parties who executed nondisclosure agreements. Park Sterling did not request to meet in-person with Mr. Presley because it was already familiar with First Capital’s senior management and operations.

On August 22, 2014, BSP Securities received verbal indications of interest from two financial institutions and written, nonbinding preliminary indications of interest from Park Sterling and two other financial institutions (“Company A” and “Company B”, respectively). The verbal indications of interest consisted mainly of pricing information and the written, nonbinding preliminary indications outlined the basic financial and other terms for a merger transaction. Each offer was contingent upon completion of the due diligence process. The pricing of the potential merger consideration offered ranged from $5.00 to $5.50 for each share of First Capital common stock and $1.00 to $1.75 for each First Capital warrant (adjusted for exercise price), based on recent trading prices of the stock of the interested parties, with various forms of stock and/or cash consideration. The value of Park Sterling’s offer, based on its recent trading price, was $5.50 for each share of First Capital common stock, $1.75 for each First Capital warrant owned by a nonaffiliate of First Capital (adjusted for exercise price) and $1. 00 for each First Capital warrant owned by an affiliate of First Capital (adjusted for exercise price).

On August 26, 2014, Messrs. Presley and Grayson, and Kenneth R. Lehman, another member of the executive committee of First Capital’s board of directors, and First Capital’s largest shareholder at that time and currently, held a telephonic meeting with representatives of BSP Securities to discuss the indications of interest. During such call, BSP Securities provided an evaluation of the level and form of consideration offered, the structure of each proposed transaction, the expected future operations of the combined institution and the material differences between each proposal. The First Capital directors and representatives of BSP Securities discussed the various terms of the proposals, including proposed pricing, forms of proposed merger consideration and the effect of the forms of consideration on the proposed aggregate consideration value to First Capital’s shareholders. The parties also further explored the strategic options available to First Capital. After an in-depth discussion on the various initial offers and strategic options, the First Capital directors instructed BSP Securities to deliver a counterproposal to Company A that included a proposed increase in the potential merger consideration and clarification of certain deal terms. The First Capital directors determined that a counterproposal to Park Sterling was not warranted due to the fact that all other interested parties had placed the same value on First Capital warrants as they did on the First Capital common stock, while Park Sterling had placed a significantly different value on the First Capital warrants owned by a nonaffiliate versus those owned by an affiliate, as indicated above.

On August 28, 2014, Company A submitted a revised written, nonbinding preliminary indication of interest that included a range of the fixed exchange ratio it was willing to offer. Based on Company A’s stock price on such date, the revised proposal reflected a potential merger consideration in the range of $5.45 to $5.80 for each share of First Capital common stock, with similar pricing for each First Capital warrant (valued at $1.725 to $1.90, adjusted for exercise price). This revised proposal was subject to refinement based on further due diligence and clarification of certain deal terms.

In early September 2014, Company A and Company B, which had each previously submitted an indication of interest that contained, in First Capital’s view, a relatively high merger consideration offer, were invited to participate in a second round of merger discussions and to perform additional due diligence. Company A accepted such invitation and Company B declined to participate in further due diligence and merger discussions. In mid-September 2014, Company A was allowed to perform on-site due diligence and request additional information on First Capital’s operations and financial condition to complete its analysis. Company A conducted in-person meetings with the senior management of First Capital and enlisted a third-party credit review team to review First Capital’s loan portfolio. On September 23, 2014, Company A withdrew its written indication of interest after expressing a concern over employee retention and cultural fit.

On November 19, 2014, at a regular First Capital board of directors meeting, representatives of BSP Securities delivered a presentation to the board that reviewed the indications of interest process performed in July through September 2014. Based on information received during the process, BSP Securities informed the First Capital board of directors (i) of its opinion on the highest value of merger consideration it could expect to receive in a merger transaction at such time, (ii) that maintaining First Capital’s commercial lending team on a post-merger basis was important to potential merger partners, (iii) that the number of First Capital warrants outstanding limited maximum pricing on shares of common stock and (iv) that there was a limited number of potential merger partners due to either internal distractions with certain parties’ operations or certain parties’ level of interest in the Richmond market. During and after BSP Securities’s review, the First Capital board of directors engaged in a comprehensive discussion regarding such process and the business strategy of First Capital.

At a regular meeting held on December 16, 2014, the First Capital board of directors continued its discussion regarding the indications of interest process performed in July through September 2014 and the business strategy of First Capital. Senior management presented to the board various actions the company could take that it believed would enhance earnings and the company’s performance, as well as provide shareholders with a return on their investment. Following such presentation and discussion, the First Capital board of directors determined that it was in the best interests of First Capital and its shareholders that First Capital remain independent for the foreseeable future. The First Capital board thereafter approved an annual cash dividend policy, with the first dividend expected to be paid in the second quarter of 2015, and authorized a share repurchase program to purchase up to 300,000 shares of First Capital common stock.

Contacts Between Park Sterling and First Capital Relating to the Merger

During the first quarter of 2015, Mr. Presley was contacted by representatives of several of the financial institutions that had expressed interest in First Capital in 2014. While the discussions were general in nature, the representatives reiterated their interest in a business combination with First Capital. From time to time during this period, Mr. Presley held conference calls with members of the First Capital board’s executive committee and updated the entire First Capital board of directors at regular meetings regarding the discussions. Mr. Presley also continued to inform representatives of BSP Securities on such preliminary inquiries.

In May 2015, Company B, and another financial institution that previously expressed interest in First Capital in 2014 but which did not deliver a written or verbal indication of interest (“Company C”), separately contacted BSP Securities to renew their interest in a business combination. BSP Securities informed Mr. Presley after discussions with each party. Because of the strength of the parties’ expressed interest, the executive committee approved the engagement of BSP Securities to act as First Capital’s financial advisor in connection with a potential business combination, with such interested financial institutions or other potential merger partners, which engagement was formally entered into on June 1, 2015.

During mid-May and early June 2015, multiple conversations took place between representatives of First Capital and representatives of Company B and Company C. After receiving from Company C a verbal offer in mid-June 2015 that it determined was inadequate in terms of price, First Capital entered into further discussions regarding a possible business combination with Company B. In mid-July 2015, after engaging in general discussions regarding a merger transaction, Company B informed First Capital that it was no longer interested in a merger transaction due to strategic business considerations and the fact that Company B had entered into an agreement to merge with another financial institution.

On July 30, 2015, at the direction of Mr. Presley, Gary H. McNorrill, Executive Vice President and Managing Director of BSP Securities, contacted Park Sterling to determine if Park Sterling remained interested in acquiring First Capital considering it was one of the financial institutions that had submitted a written, nonbinding preliminary indication of interest in August 2014. Mr. Cherry expressed strong interest in resuming a dialogue with two caveats. First, he expressed his belief that, in general, the appropriate overall economic consideration was in the range of the pricing previously conveyed in Park Sterling’s 2014 written, nonbinding preliminary indication of interest. Second, he expressed his belief that given the long history of discussions between the two companies, it was important to quickly assess the probability of success so as not to unduly burden either management team. Mr. McNorrill suggested, and Mr. Gaines confirmed, that the nondisclosure agreement executed by Park Sterling on August 8, 2014 remained in effect. Messrs. McNorrill, Cherry and Gaines then proceeded to discuss, in general terms, the potential financial and nonfinancial considerations under which a potential transaction might be acceptable to the boards of directors of both First Capital and Park Sterling. The parties then agreed that the next step should be for Mr. McNorrill to share the discussion points with First Capital.

In early August 2015, Company C and another financial institution that had not participated in the indications of interest process performed in July through September 2014 nor during 2015 (“Company D”) separately contacted First Capital to restart or begin, respectively, discussions on a possible business combination transaction. The management teams of Company D and First Capital discussed their current respective business operations and financial conditions, as well as the general terms of a strategic merger. In mid-August 2015,

Company D shared a transaction analysis presentation with First Capital management that included pricing information at $5.00 for each share of First Capital common stock, with the consideration in the form of all stock.

On August 6, 2015, Mr. Presley sent an e-mail to Mr. Cherry confirming that he was aware Park Sterling had again been talking to BSP Securities about a potential partnership with First Capital and indicating his interest in speaking directly with Mr. Cherry. Later that morning, Messrs. Presley and Cherry spoke by telephone regarding the potential for renewing partnership discussions. Messrs. Presley and Cherry agreed that the appropriate next step would be to bring key members of management together to confirm the perceived cultural fit and better determine future growth opportunities in a potential combination. They agreed that should the management teams not work well together there would be no need to proceed with further dialogue. They decided that Mr. Presley and key members of the First Capital management team would visit Park Sterling’s offices in Charlotte as soon as practicable.

Over the next two weeks, Park Sterling refreshed its due diligence on First Capital utilizing publicly available information as well as the confidential information made available to Park Sterling during the indications of interest process conducted in July through September 2014 by First Capital . In addition, on or around August 19, 2015, Park Sterling contacted Scott Anderson, Managing Director and Co-Head of Depository Investment Banking at Keefe, Bruyette & Woods (“KBW”), to retain KBW as financial advisor to Park Sterling in evaluating a potential partnership with First Capital, which KBW agreed to do.

On the morning of August 20, 2015, key members of the First Capital management team came from Richmond to Charlotte to visit Park Sterling. First Capital attendees included Mr. Presley, Robert G. (Bob) Watts, Jr., President and Chief Executive Officer of First Capital Bank, Gary A. Armstrong, Executive Vice President and Commercial Banking Leader, and Andrew G. (Andy) Ferguson, Executive Vice President and Chief Credit Officer. Park Sterling attendees included Messrs. Cherry and Gaines, Bryan F. Kennedy, III, President, Ms. Foster and Nina Cloaninger, Chief Credit Officer. The meeting attendees met first as a group to discuss a broad range of nonconfidential matters, including the vision and strategy of each company, philosophies around credit underwriting, risk management and customer service, product capabilities and potential opportunities in the Richmond market. Later, each member of the First Capital management team spent time with each member of the Park Sterling team, except that Mr. Presley did not meet with Ms. Cloaninger, on a rotating basis to further discuss matters of cultural fit and to assess each team’s comfort in partnering with the other. The meetings concluded later that afternoon and the First Capital team returned to Richmond.

On the morning of August 21, 2015, Mr. Cherry called Mr. Presley to thank him for bringing the First Capital management team to visit the previous day and to express a desire to continue discussions about a possible combination between the two companies. Mr. Presley echoed Mr. Cherry’s comments from the First Capital perspective, and Messrs. Cherry and Presley agreed to proceed with further discussions and due diligence.

On August 24, 2015, Mr. McNorrill coordinated with Mr. Gaines to execute an updated nondisclosure agreement, as an abundance of caution, in advance of updating materials in the electronic data room in order for Park Sterling to reengage in formal due diligence. Mr. McNorrill also requested that Park Sterling provide a written, nonbinding preliminary indication of interest by Friday, August 28, 2015 in order that it could be discussed by First Capital’s board of directors at a tentatively scheduled meeting the following week on August 31. Mr. Gaines indicated that Park Sterling would endeavor to deliver a written, nonbinding preliminary indication of interest by August 28.

On August 25, 2015, Park Sterling conferred with KBW regarding due diligence, financial and strategic benefits of a potential combination between Park Sterling and First Capital, potential social considerations in the combination, KBW’s experience with Mr. Lehman and his investments in other community banks, the general landscape for mergers and acquisitions in in the Carolinas and Virginia and expected timing and process around both due diligence and submission of an indication of interest.

On the morning of August 26, 2015, the executive committee of the Park Sterling board of directors held a regularly scheduled meeting. After consideration of the executive committee’s normal agenda items, Mr. Cherry provided an update on merger discussions with First Capital (the executive committee being generally knowledgeable of First Capital from prior discussions with Park Sterling management from as early as late 2010). Mr. Cherry reviewed, among other matters, the recent meeting with the First Capital management team in Charlotte, preliminary thoughts from KBW on First Capital, the potential strategic and financial benefits of a combination with First Capital and the attractiveness of expanding in the Richmond market. Mr. Cherry also discussed various First Capital directors, many of whom Mr. Cherry knew professionally from his approximate eleven years in Richmond, first as president of Virginia banking and then as chief executive officer and later chairman of Mid-Atlantic banking for Wachovia Corporation. In addition, Mr. Cherry discussed the potential benefits of adding one or more First Capital directors to the Park Sterling board of directors and potential roles for First Capital management in the combined company and related potential contractual arrangements. Mr. Gaines then discussed the potential economic terms of a merger, including consideration mix and exchange rate mechanisms. After discussion, the executive committee of Park Sterling’s board of directors endorsed Park Sterling management’s recommendation to continue discussing a potential business combination with First Capital.

Also on August 26, 2015, Park Sterling and KBW were granted access by First Capital and BSP Securities to an updated electronic data room, and Park Sterling contacted Chris Scheurer, at McGuireWoods, LLP (“McGuireWoods”), Park Sterling’s external legal counsel, to engage them.

On August 27, 2015, Park Sterling delivered to First Capital and BSP Securities a written, nonbinding preliminary indication of interest (the “Initial Letter”) to acquire 100% of the issued and outstanding shares of First Capital common stock for $5.54 per share, with the merger consideration consisting of 70% in common shares of Park Sterling, based on a fixed exchange ratio to be negotiated, and 30% in cash. Further, Park Sterling indicated its interest in acquiring 100% of the outstanding warrants of First Capital for $5.54 per whole share, after taking into consideration their $2.00 per whole share exercise price, with the merger consideration consisting of approximately 70% in common shares of Park Sterling, based on the negotiated fixed exchange ratio, and 30% in cash . The indication of interest also expressed Park Sterling’s expectation that a local, nonmanagement First Capital director, as identified by First Capital and approved by Park Sterling, would be appointed to the boards of directors of both Park Sterling and Park Sterling Bank, and that all other nonmanagement members of the First Capital board of directors would be invited to participate in a to-be-formed local Richmond advisory board. The indication of interest was conditioned on completing full due diligence, negotiating and executing a definitive merger agreement, entrance into requisite employment and change-of-control agreements and receipt of customary corporate and regulatory approvals and First Capital shareholder approval. The indication of interest required an exclusivity period from the date of acceptance by First Capital through September 30, 2015.

On August 28, 2015, Mr. Cherry called Mr. Presley to follow-up on the Initial Letter. Mr. Presley indicated that it appeared to provide an acceptable framework to continue dialogue between the two companies , subject to its approval by First Capital’s board of directors at its special meeting called for August 31.

On August 31, 2015, the First Capital board of directors held a special telephonic meeting to review the Initial Letter, which, as detailed above, provided pricing information on the merger consideration and outlined other terms for a merger transaction. After a thorough review and discussion regarding the terms of the Initial Letter, the First Capital board of directors, based on the terms set forth therein and the discussions between representatives of First Capital and Park Sterling throughout August, as detailed below, approved entering into an indication of interest with Park Sterling subject to Park Sterling agreeing to a fixed exchange ratio for the merger consideration and to having two members of First Capital’s board join the Park Sterling board. The First Capital board of directors authorized Mr. Presley to execute a revised indication of interest with such revisions.

After the conclusion of the August 31 First Capital board meeting, Mr. Presley called Mr. Cherry to inform him that the First Capital board of directors had reviewed Park Sterling’s Initial Letter and had agreed, in general, to continue discussions and that First Capital would make available additional business due diligence materials, subject to agreement on the two requests to the indication of interest that resulted from the First Capital board meeting.

Late on the night of August 31, 2015, BSP Securities emailed KBW stating that First Capital’s board of directors meeting had gone well and that the directors were in favor of moving forward conditioned upon two points. First, First Capital requested that two members of First Capital’s board of directors be added to the Park Sterling board of directors, rather than one. Second, First Capital wanted to lock in the exchange ratio upon executing any preliminary nonbinding indication of interest. After internal discussion at Park Sterling and with its financial advisor , and further discussions between Mr. Cherry and Mr. Presley, Park Sterling agreed to appoint a second First Capital director so long as those directors were nonmanagement directors who were based in the Richmond market and well known in the local community. Park Sterling also agreed to establish a fixed exchange ratio upon executing any preliminary nonbinding indication of interest. In connection therewith, Messrs. Cherry and Presley discussed recent stock market volatility and, in light of such volatility and with an eye to implementing an exchange rate mechanism that was advantageous to the creation of long-term shareholder value, Messrs. Cherry and Presley agreed to effectively take the difference between Park Sterling’s average closing price of $7.109 per share for the 20-trading-day period from July 31, 2015 to August 28, 2015, and Park Sterling’s actual closing price of $7.20 on August 28, 2015, the most recent trading day, and thereby use a price of $7.15 per share for Park Sterling stock for purposes of calculating the fixed exchange ratio.

On September 1, 2015, Park Sterling submitted a revised preliminary nonbinding indication of interest (the “Revised Letter”) to First Capital. The Revised Letter utilized the agreed upon $7.15 per share price for Park Sterling stock to calculate an exchange ratio of 0.7748 shares of Park Sterling common stock for each share of First Capital for purposes of determining stock consideration for First Capital common stock and equity awards, and an exchange ratio of 0.24755 shares of Park Sterling common stock for each First Capital warrant for purposes of determining stock consideration for First Capital warrants. The Revised Letter also increased from one to two the number of First Capital directors expected to be appointed to the Park Sterling board of directors upon closing the merger. There were no other changes made in the Revised Letter compared to the Initial Letter. That afternoon, Mr. Presley executed the Revised Letter and BSP Securities informed all other parties that were interested in First Capital that First Capital had determined to move forward in merger discussions with another financial institution.

On the morning of September 2, 2015, Park Sterling submitted an updated comprehensive due diligence request list to First Capital. This list included requested information related to organizational, financial, insurance, federal and state tax, regulatory, compliance, legal, audit, human resource, trust and fiduciary activities, operations and information technology matters as well as additional information related to loans, deposits, market risk, delivery channels, facilities and other matters. Mr. Gaines also arranged to meet with Mr. Presley to conduct further business due diligence in Richmond over the upcoming Labor Day weekend. Separately, Mr. Cherry scheduled time to meet with Mr. Presley in Richmond the following week to discuss management roles and responsibilities for the combined company.

In the interim, First Capital provided the requested due diligence information to Park Sterling, which Park Sterling, assisted where appropriate by its legal and financial advisors, reviewed.

On September 8, 2015, Mr. Gaines met with Mr. Presley and Heather N. (Niki) White, First Capital’s Chief Risk Officer, in First Capital’s Richmond headquarters to review First Capital’s recent financial results and current position and to discuss potential revenue synergies, cost savings, one-time expenses and fair market value adjustments relating to the merger. They were joined at various times by other First Capital executive officers.

On September 9, 2015, Mr. Presley executed a nondisclosure agreement for purposes of conducting reverse due diligence on Park Sterling. Thereafter, Park Sterling provided the requested due diligence information regarding Park Sterling, which First Capital, assisted where appropriate by its legal and financial advisors, reviewed.

On September 11, 2015, Messrs. Cherry, Presley, Grayson and Lehman met in First Capital’s headquarters to discuss the merits of the potential business combination, review potential nominees to the Park Sterling board of directors and discuss Mr. Presley’s potential role after the merger. The attendees agreed that the anticipated merits of a potential business combination had, to date, been affirmed through due diligence efforts and discussions between the two management teams. With respect to Mr. Presley, Mr. Cherry outlined the advantages to Park Sterling of having Mr. Presley available to support, among other activities, the combined company’s integration efforts, future merger activities, government relations, community relations, business development efforts and other matters that might be identified from time to time. After a thorough discussion, Mr. Cherry shared that Park Sterling intended to offer Mr. Presley a consulting agreement.

On September 14, 2015, Park Sterling held a special meeting of its board of directors. Mr. Cherry updated the board on the progress that had been made over the prior two weeks toward a potential business combination with First Capital. Mr. Gaines provided an overview of due diligence findings to date. Ms. Foster provided additional detail on credit due diligence activities to date. Following discussion of the presented information, the Park Sterling board of directors authorized management to continue moving toward possible execution of a definitive merger agreement with First Capital.

On September 15, 2015, Mr. Gaines requested that McGuireWoods begin drafting the definitive merger agreement. Mr. Gaines concurrently began negotiating a formal engagement letter with KBW as financial advisor, including preparation of a fairness opinion for the Park Sterling board of directors. Following subsequent conversations between McGuireWoods and LeClairRyan, A Professional Corporation (“LeClairRyan”), legal advisor to First Capital, which included consultations with Park Sterling and First Capital, respectively, it was determined that the parties would tentatively target an announcement on October 1, 2015, subject to satisfactory completion of due diligence by each company, mutually satisfactory negotiation of a definitive merger agreement and approval from each board of directors. For the balance of that week, the parties and their legal advisors continued to prepare relevant merger documentation and conduct due diligence.

On September 16, 2015, the First Capital board of directors held a regular meeting at which representatives of BSP Securities reviewed the terms of Park Sterling’s Revised Letter. BSP Securities provided an analysis of the offer, including an evaluation of the level and form of consideration, the structure of the proposed transaction and the expected future operations of the combined institution. The presentation by BSP Securities also included information on, among other things, peer group valuation, present value analysis, financial impact and comparable transactions. The exchange ratio was based on a mutually agreed price per share of Park Sterling common stock of $7.15, as stated in Park Sterling’s Revised Letter, and represented an aggregate merger consideration of approximately $85.4 million as of the date of the offer. The proposed merger was structured so that First Capital would merge with and into Park Sterling, and that First Capital Bank would merge with and into Park Sterling Bank, the wholly owned subsidiary bank of Park Sterling.

At such meeting, the terms of the Revised Letter were considered and evaluated, including the percentage of the cash and stock portions of the merger consideration relative to the total merger consideration. The First Capital board of directors also considered, in general, the impact of the proposed transaction on First Capital’s management and employees. Additionally, the board considered the financial performance, stock performance, market position, growth prospects and other matters concerning Park Sterling. After a lengthy discussion, the First Capital board of directors determined that a merger with Park Sterling would provide substantial long-term benefits to First Capital’s shareholders. The First Capital board of directors then ratified the Revised Letter and authorized management to proceed with the negotiation of a definitive merger agreement and related agreements with Park Sterling.

After the conclusion of the September 16 First Capital board meeting, Messrs. Presley and Grayson called Mr. Cherry to inform him that the First Capital board of directors had authorized him to continue moving toward possible execution of a definitive merger agreement with Park Sterling. Later that day, Park Sterling updated its board of directors regarding discussions and formally executed the financial advisor engagement letter with KBW.

Throughout the week of September 21, 2015, Park Sterling and its advisors and First Capital and its advisors continued their respective due diligence efforts and worked together on drafting the merger agreement and related documents, including preparation of disclosure schedules.

On September 29, 2015, the First Capital board of directors held a special meeting to discuss with senior management, and representatives from BSP Securities and LeClairRyan, the status of the merger negotiations and to review the proposed merger terms as reflected in the latest draft of the definitive merger agreement. Management reviewed for the board the progress of its negotiations with Park Sterling. Representatives of LeClairRyan discussed the definitive merger agreement in detail, and discussed the legal standards applicable to the board’s decisions and actions with respect to its consideration of the proposed merger. BSP Securities updated the presentation it had given to the board on September 16, 2015, and included, among other things, current information regarding stock trading history, peer group valuation, present value analysis, financial impact and comparable transactions. BSP Securities also provided updated information on the structure and other terms of the proposed transaction, and financial information regarding First Capital, Park Sterling and the transaction. BSP Securities and LeClairRyan responded to questions from the board regarding the proposed merger and the draft merger agreement and related documents. In connection with deliberations by the First Capital board of directors, BSP Securities rendered to the board its written opinion that as of such date, the merger consideration to be received by the shareholders of First Capital was fair, from a financial point of view, to First Capital and its shareholders.

After reviewing BSP Securities’s opinion and further discussion of the terms of the merger, the First Capital board of directors determined that the proposed merger with Park Sterling and the related transactions as reflected in the draft merger agreement presented at the meeting were in the best interest of First Capital and its shareholders. The First Capital board voted to approve the merger agreement and related transactions and agreements, and to recommend approval of the merger agreement to the shareholders of First Capital. The board also authorized Mr. Presley to approve, on behalf of First Capital, certain minor revisions to the merger agreement, if necessary, to finalize the merger agreement.

On September 30, 2015, the Park Sterling board of directors held a special telephonic meeting to consider the potential merger with First Capital. McGuireWoods and KBW participated in that meeting. The Park Sterling board of directors discussed the merger agreement with management and its financial advisor, including a summary of the merger agreement that had been prepared by legal counsel, and the merger consideration to be paid by Park Sterling to First Capital’s shareholders and warrant holders. Following discussion, the Park Sterling board of directors voted to approve the merger agreement in substantially the form presented and authorized Park Sterling management to finalize and execute the merger agreement and all related documents.

On the evening of September 30, 2015, First Capital and Park Sterling executed the definitive merger agreement. First Capital and Park Sterling issued a joint press release publicly announcing the transaction prior to the opening of the financial markets on October  1, 2015.

First Capital’s Reasons for the Merger and Recommendation of the First Capital Board of Directors

In reaching its decision to adopt and approve the merger agreement and recommend its approval and the merger to First Capital’s shareholders, the First Capital board of directors consulted with senior management, as well as with its outside financial and legal advisors, and reviewed various financial data and due diligence materials. After such consultation and review, and considering First Capital’s future prospects and strategic options, the First Capital board of directors concluded that affiliating with a larger, financially sound financial institution would better maximize the long-term value of shareholders’ investments than if First Capital remained independent, and that the proposed merger with Park Sterling was in the best interests of First Capital and its shareholders.

The First Capital board of directors considered a number of positive factors that it believes support its recommendation that First Capital’s shareholders approve the merger agreement, including (not in any relative order of importance):

•	the business strategy and strategic plan of First Capital, its prospects for the future, projected financial results and expectations relating to the proposed merger with Park Sterling;

•	the value of the merger consideration compared to First Capital’s prevailing book value, together with the fact that approximately 30% of the total merger consideration will be in the form of cash;

•	the financial analysis and presentation of BSP Securities, and its opinion that, as of September 29, 2015, the merger consideration to be received by the shareholders of First Capital was fair, from a financial point of view, to the shareholders of First Capital (see “– Opinion of Financial Advisor to First Capital”);

•	the financial terms of recent business combinations in the financial services industry and a comparison of the multiples paid in selected business combinations with the terms of the merger;

•	its belief that the merger will create a larger and more diversified organization, with a higher combined legal lending limit, that is better positioned to compete and grow its business;

•	its knowledge and analysis of the current regulatory and economic environment for financial institutions, including the challenge of effectively competing in a prolonged low interest rate environment in an industry with thin net interest margins and increasingly burdensome regulatory costs;

•	the other potential strategic alternatives available to First Capital, including remaining independent, accelerating branch growth, making acquisitions, developing or acquiring nonbank businesses and selling First Capital to another financial institution;

•	its assessment of the business, earnings, operations, financial condition, capital levels, management and prospects of Park Sterling, taking into account the results of First Capital’s due diligence investigation of Park Sterling;

•	the current competitive positions of First Capital and Park Sterling in the Richmond, Virginia banking market, and the likely potential for the combined company to compete for business on an enhanced basis following the merger;

•	that a significant number of First Capital shareholders and First Capital warrant holders will receive Park Sterling common stock for their shares or warrants, enabling them to participate in any growth opportunities of the combined company;

•	its belief that Park Sterling is a high quality financial services company with a compatible business culture and shared community banking approach to customer service and increasing shareholder value;

•	the fact that the merger will enable First Capital shareholders and First Capital warrant holders to exchange their shares and warrants of First Capital, in a tax-free transaction, for shares of a company trading on a national stock exchange, except for the portion of the merger consideration paid in cash for full or fractional shares, thereby providing enhanced liquidity for First Capital shareholders to sell their shares quickly and efficiently, as compared to the relative lack of liquidity in First Capital common stock;

•	the fact that Park Sterling currently pays a quarterly cash dividend of $0.03 per share on its common stock, while First Capital only recently in the last two quarters began paying a quarterly cash dividend of $0.01, and the potential for Park Sterling to further increase cash dividends;

•	the continued representation of First Capital on Park Sterling’s board of directors after the closing of the merger through the appointment of two directors currently serving as First Capital directors to the Park Sterling board of directors, which will provide the combined company with enhanced knowledge of and presence in the Richmond market, and further business generation in the market;

•	that Park Sterling expects to retain all necessary customer contact employees, enabling customers in the Richmond market to continue banking with the same people they have at First Capital;

•	the additional products offered by Park Sterling to its customers, including wealth management services, and the ability of the combined company to provide comprehensive financial services to its customers;

•	the assessment of the likelihood that the merger will be completed without unacceptable regulatory conditions or requirements; and

•	the ability of Park Sterling’s management team to successfully integrate and operate the business of the combined company after the merger.

The First Capital board of directors also considered the risks and potentially negative factors outlined below, but concluded that the anticipated benefits of combining with Park Sterling were likely to outweigh substantially these risks and factors. The risks and factors included (not in any relative order of importance):

•	the challenges of combining the businesses of the two companies, which could affect the post-merger success of the combined company, and the ability to achieve anticipated cost savings and other potential synergies;

•	that the exchange ratio of the stock portion of the merger consideration is fixed, so, if the market price of Park Sterling common stock is lower at the time of the consummation of the merger, the economic value of the per share stock consideration to be received by holders of First Capital common stock and warrants electing, or otherwise receiving, shares of Park Sterling common stock in exchange for their shares of First Capital common stock and warrants will also be lower;

•	the merger agreement limiting First Capital’s ability to pursue other merger opportunities;

•	the merger agreement obligating First Capital to pay a substantial termination fee if it later chooses to pursue a more attractive uninvited merger proposal or if the agreement is terminated under certain circumstances;

•	the loss of autonomy associated with being an independent financial institution;

•	the possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of First Capital’s on-going business and in the loss of customers for the combined company;

•	the fact that First Capital’s officers and employees will have to focus extensively on actions required to complete the merger, which will divert their attention from First Capital’s business, and that First Capital will incur substantial transaction costs even if the merger is not consummated; and

•	that while the merger is pending, First Capital will be subject to certain restrictions on the conduct of its business that may delay or prevent it from pursuing business opportunities that may arise or preclude it from taking actions that would be advisable if it were to remain independent.

The foregoing discussion of the information and factors considered by First Capital’s board of directors is not intended to be exhaustive but includes the material factors considered by the First Capital board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the First Capital board of directors did not find it useful and did not attempt to quantify, rank or assign any relative or specific weights to the various factors that it considered. In addition, individual members of the First Capital board of directors may have given differing weights to different factors. The First Capital board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, First Capital’s management and its outside financial and legal advisors. The First Capital board of directors considered all of the foregoing factors as a whole and supported a determination to approve the merger and recommend that shareholders approve the merger agreement.

The above explanation of the reasoning of the First Capital board of directors and the other information presented in this section is forward looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The First Capital board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are in the best interests of First Capital and its shareholders and approved and adopted the merger agreement. The First Capital board of directors unanimously recommends that holders of First Capital common stock vote “FOR” the approval of the merger agreement, “FOR” the golden parachute proposal and “FOR” the adjournment proposal, if necessary.

In considering the recommendation of the First Capital board of directors with respect to the proposal to approve and adopt the merger, the merger agreement and the transactions contemplated thereby, First Capital shareholders should be aware that First Capital’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other First Capital shareholders. The First Capital board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger and the merger agreement, and in making its recommendation. See “The Merger – First Capital’s Directors and Officers Have Financial Interests in the Merger,” beginning on page 74.

Opinion of Financial Advisor to First Capital

Pursuant to its engagement, First Capital requested that BSP Securities render a written opinion to the First Capital board of directors as to the fairness, from a financial point of view, of the merger consideration to be paid by Park Sterling to First Capital shareholders as set forth in the merger agreement. BSP Securities is an investment banking firm that specializes in providing investment banking services to financial institutions. BSP Securities has been involved in numerous bank-related business combinations. No limitations were imposed by First Capital upon BSP Securities with respect to rendering its opinion.

At the September 29, 2015 meeting at which the First Capital board of directors considered and approved the merger agreement, BSP Securities delivered to the First Capital board of directors its written opinion that, as of such date, the merger consideration was fair to First Capital shareholders from a financial point of view.

The full text of BSP Securities’s opinion is attached as Appendix B to this Proxy Statement/Prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by BSP Securities in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. We urge you to read the entire opinion carefully in connection with your consideration of the proposed merger.

The opinion speaks only as of the date of the opinion. The opinion was directed to the First Capital board of directors and is directed only to the fairness, from a financial point of view, of the merger consideration to First Capital’s shareholders. It does not address First Capital’s underlying business decision to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

For purposes of its opinion and in connection with its review of the proposed transactions, BSP Securities, among other things, did the following:

1.	Reviewed the terms of the merger agreement in a draft dated September 29, 2015;

2.	Participated in discussions with First Capital management concerning First Capital’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings and management succession and First Capital’s and Park Sterling’s future financial performance;

3.	Reviewed First Capital’s unaudited financial statements for the quarters ended June 30, 2015 and March 31, 2015, as well as audited financial statements for the years ended December 31, 2014, 2013 and 2012;

4.	Reviewed Park Sterling’s recent filings with the SEC including its annual report on Form 10-K for the year ended December 31, 2014, as well as quarterly reports on Form 10-Q for the quarters ended June 30, 2015 and March 31, 2015;

5.	Reviewed internal budgets of First Capital, prepared by its management, as well as the estimated cost savings and related transaction expenses expected to result from the merger;

6.	Analyzed certain aspects of First Capital’s financial performance and condition and compared such financial performance with similar data of publicly traded companies we deemed similar to First Capital;

7.	Analyzed certain aspects of Park Sterling’s financial performance and condition and compared such financial performance with similar data of publicly traded companies we deemed similar to Park Sterling;

8.	Reviewed historical trading activity of Park Sterling’s common stock and analysts’ consensus estimates for Park Sterling’s future earnings;

9.	Compared the proposed financial terms of the merger with the financial terms of certain other recent merger and acquisition transactions involving companies that we deemed to be relevant; and

10.	Performed such other analyses and considered such other information, financial studies and investigations and financial, economic and market criteria as we deemed relevant.

BSP Securities assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to it by First Capital, Park Sterling and their respective representatives, and of the publicly available information that was reviewed by it. BSP Securities is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that such allowances of First Capital and Park Sterling were adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. BSP Securities was not retained to and did not conduct a physical inspection of any of the properties or facilities of First Capital or Park Sterling, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of First Capital or Park Sterling, was not furnished with any such evaluation or appraisal other than third-party loan reviews and did not review any individual credit files. BSP Securities’s opinion was necessarily based on economic, market and other conditions in effect on, and the information made available to it, as of September 29, 2015.

BSP Securities, as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies and various other financial services companies, in connection with mergers and acquisitions, private placements of securities and valuations for other purposes. In rendering its fairness opinion, BSP Securities acted on behalf of the First Capital board of directors.

BSP Securities’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to holders of First Capital common stock in the merger and does not address the ability of the merger to be consummated, the satisfaction of the conditions precedent contained in the merger agreement or the likelihood of the merger receiving regulatory approval. Although BSP Securities was retained on behalf of the First Capital board of directors, its opinion does not constitute a recommendation to any director of First Capital as to how such director or any shareholder should vote with respect to the merger agreement.

Based upon and subject to the foregoing and based on BSP Securities’s experience as investment bankers, BSP Securities’s activities as described above and other factors they deemed relevant, BSP Securities rendered its opinion that, as of September 29, 2015, the merger consideration to be paid to the holders of First Capital’s common stock in the merger is fair, from a financial point of view.

The following is a summary of material analyses performed by BSP Securities in connection with its opinion to the First Capital board of directors on September 29, 2015. The summary does not purport to be a complete description of the analyses performed by BSP Securities but summarizes the material analyses performed and presented in connection with such opinion.

Summary of the Proposed Merger

BSP Securities reviewed the financial terms of the proposed transaction. In accordance with the terms of the merger agreement, each share of First Capital common stock issued and outstanding, other than treasury stock and dissenting shares, shall be converted into and exchanged for the right to receive either: (i) 0.7748 share of Park Sterling common stock; or (ii) $5.54 in cash. The total number of shares of First Capital common stock to be converted to cash shall be equal to the product of (i) 30% and (ii) the number of shares of First Capital common stock issued and outstanding immediately before the effective time of the merger.

Based on Park Sterling’s 20-day average closing price as of September 25, 2015 of $7.00 per share, total implied merger consideration is $84.1 million, or $5.46 per share of First Capital common stock. BSP Securities summarized the merger terms, based on First Capital’s financial information as of June 30, 2015, in the table below.

Pricing
Park Sterling Share Price	$7.00
Park Sterling 6/30/15 Tangible Book Value per Share	$5.35

Price/ Tangible Book Value (%)	130.8%
Price/ LTM Earnings per Share (x)	21.2
Price/ 2015 Estimated Earnings per Share (x)	17.5

Total Transaction Value ($000)	$84,149
First Capital 6/30/15 Tangible Common Equity ($000)	$51,844

Current Offer per Common Share	$5.46
First Capital 6/30/15 Tangible Book Value per Share	$4.01

Price/ LTM Earnings per Share (x)	18.2
Price/ 2015 Estimated Earnings per Share (x)	17.4
Price/ Tangible Book Value (%)	162.3%
Price/ Assets (%)	13.6%
Premium/ Core Deposits (%)	9.2%
Premium/ Trading Price (%)	18.7%

Note: All transaction multiples are shown as fully diluted with the impact of outstanding options and warrants

LTM = Last twelve months

Relative Contribution Analysis

BSP Securities reviewed the relative contributions of First Capital and Park Sterling to the pro forma combined company with respect to certain financial and operating measurements. This analysis was based on June 30, 2015 financials for both parties. BSP Securities then compared these contributions to the pro forma implied stock ownership interests of First Capital and Park Sterling shareholders based on the merger agreement’s exchange ratio.

The following table indicates what First Capital’s and Park Sterling’s percentage contributions would have been on a pro forma basis to the combined company, excluding merger synergies and merger accounting adjustments, in the categories listed:

	In thousands of dollars, as of 6/30/15:		First Capital Contribution
	Park Sterling	First Capital
Total Assets	$2,443,880	$616,852	20.2%
Total Loans	1,668,164	500,673	23.1%
Total Deposits	1,874,941	505,421	21.2%
Total Equity	279,743	51,844	15.6%
Trailing Net Income (LTM)	13,960	4,633	24.9%

Average Contribution:			21.0%

First Capital Pro Forma Common Ownership, If All Stock:*			21.1%

*	“If All Stock” consideration is calculated by taking the aggregate purchase price for First Capital, including consideration for options and warrants, divided by Park Sterling’s 20-day average share price of $7.00. “First Capital Pro Forma Common Ownership, If All Stock” is the “If All Stock” consideration divided by the sum of the “If All Stock” consideration and Park Sterling’s pre-merger shares outstanding.

Selected Peer Mergers Analysis

BSP Securities used publicly available information to compare selected financial information for First Capital to three peer groups of publicly announced merger transactions that BSP Securities deemed relevant for purposes of its analysis. BSP Securities compared selected operating results of First Capital to (a) 20 mergers in the Southeast announced since January 1, 2014 for whole banks with total assets between $300 million and $1.5 billion, nonperforming assets/total assets between 0.0% and 3.0% and tangible common equity/tangible assets ratios between 6.0% and 11.0% as of June 30, 2015 (“Peer Group”); (b) 16 mergers for whole banks announced since January 1, 2014 involving sellers headquartered in Virginia, North Carolina or Maryland (“VA/NC/MD Group”); and (c) 66 mergers in the Southeast for whole banks announced since January 1, 2014 (“Southeast Group”). Comparing the median pricing multiples from these merger peer groups to the price Park Sterling agreed to pay First Capital shareholders indicated average to above average pricing across the five deal value metrics analyzed.

	Transaction Value/ LTM Earnings (x)	Transaction Value/ Tangible Book Value (%)	Transaction Value/ Assets (%)	Premium/ Core Deposits (%)	Premium/ Trading Price (%)
Park Sterling/ First Capital	18.2	162.3	13.6	9.2	18.7

Peer Group – Median	20.2	165.3	16.1	9.1	51.3
Peer Group – 25th Percentile	15.9	144.9	13.7	6.7	44.9
Peer Group – 75th Percentile	23.3	189.4	19.0	13.2	58.5

VA/NC/MD Group – Median	18.1	118.5	14.8	2.6	31.2
VA/NC/MD Group – 25th Percentile	15.9	103.8	11.0	0.3	25.0
VA/NC/MD Group – 75th Percentile	23.1	142.5	19.8	7.5	47.7

Southeast Group – Median	20.2	142.1	14.6	6.2	30.6
Southeast Group – 25th Percentile	15.8	118.2	11.5	2.7	4.8
Southeast Group – 75th Percentile	25.2	167.6	17.9	9.9	48.6

No target company used in the selected peer merger group analysis described above is identical to First Capital. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which First Capital is being compared.

Net Present Value Analysis of Total Franchise

BSP Securities calculated potential net present values for First Capital. The purpose of the analysis was to compare the implied value of First Capital’s franchise to the merger consideration offered by Park Sterling. Because First Capital’s stock receives no coverage by independent equity research analysts, BSP Securities estimated tangible common equity and net income for fiscal year 2018, applied a range of terminal multiples as of December 31, 2018, and discounted these terminal values, along with intermediate cash dividends, back to the present using discount rates ranging from 10% to 14% and determined that the net present value of the First Capital franchise fell within a range of $52.3 million to $89.9 million. The following table shows the calculated net present value of the First Capital franchise in thousands of dollars at varying terminal multiples and discount rates.

Discount Rates		Terminal Tangible Book Value Multiples
		110%	130%	150%	170%
	10%	58,660	69,065	79,471	89,877
	11%	56,980	67,084	77,188	87,292
	12%	55,362	65,176	74,990	84,804
	13%	53,805	63,340	72,874	82,409
	14%	52,305	61,571	70,836	80,101

Discount Rates		Terminal Earnings Multiples
		13.0	15.0	17.0	19.0
	10%	61,794	71,081	80,368	89,655
	11%	60,023	69,041	78,059	87,077
	12%	58,318	67,077	75,836	84,595
	13%	56,677	65,187	73,696	82,205
	14%	55,096	63,365	71,635	79,904

Conclusion

Based on the results of the various analyses described above, BSP Securities concluded that the merger consideration to be received under the terms of the merger agreement is fair, from a financial point of view, to First Capital’s shareholders.

The opinion expressed by BSP Securities was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets of First Capital or Park Sterling could materially affect the assumptions used in preparing the opinion.

As described above, BSP Securities’s opinion was among the many factors taken into consideration by the First Capital board of directors in making its determination to approve the merger agreement. For purposes of rendering its opinion, BSP Securities assumed that, in all respects material to its analyses:

•	the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement thereof;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers; and

•	in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger.

BSP Securities cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this Proxy Statement/Prospectus, BSP Securities has no reason to believe that any of these conditions will not be satisfied.

Compensation to BSP Securities

BSP Securities will be paid a fee for services as First Capital’s financial advisor in connection with the merger, $40,000 of which was paid upon signing of an engagement letter, $75,000 of which was paid upon the signing of the merger agreement, $25,000 of which was paid for the fairness opinion and the balance of which will be paid at the closing of the merger. The balance consists of 1.00% of the total consideration received by First Capital relating to the merger with Park Sterling less the $75,000 payment at signing of the merger agreement. In addition, First Capital has agreed to indemnify BSP Securities and its directors, officers and employees from liability in connection with the transaction, and to hold BSP Securities harmless from any losses, actions, claims, damages, expenses or liabilities related to any of BSP Securities’s acts or decisions made in good faith and in the best interest of First Capital.

Park Sterling’s Reasons for the Merger

Park Sterling’s board of directors believes that the merger of First Capital into Park Sterling will further the strategic plan of Park Sterling to build a regional financial services company that is focused in markets well known to the board of directors and management team and that offers a broad array of loan, deposit, treasury management, mortgage banking, wealth management and capital markets products through a community bank delivery model. The Park Sterling board of directors believes that the completion of the merger presents a unique opportunity for Park Sterling to deepen its presence in the attractive Richmond, Virginia Metropolitan Statistical Area (the “Richmond MSA”) and enhance its demographic profile. The acquisition of First Capital also is expected to benefit Park Sterling by providing an attractive branch network in the Richmond market from which to execute its retail, small business, mortgage banking and wealth management strategies, as well as an enhancement of its commercial banking and builder finance capabilities.

The terms of the merger, including the merger consideration, are the result of arms-length negotiations between representatives of Park Sterling and First Capital. In reaching its decision to approve the merger, the Park Sterling board of directors consulted with its legal advisors regarding the terms of the transaction, with its financial advisor regarding the financial aspects of the proposed transaction and the merger consideration and with management of Park Sterling. In approving the entry into the merger agreement, the Park Sterling board of directors considered the following material factors (not in any relative order of importance):

•	First Capital’s strategic presence in and around the attractive Richmond MSA, where Park Sterling hired a commercial banking team and opened a de novo office in January 2014, and opened a second branch in July 2015;

•	The potential to leverage Park Sterling’s mortgage banking and wealth management business lines, both of which are based in Richmond, through First Capital’s existing branch network;

•	The overall greater scale that will be achieved by the merger that will better position the combined company for future earnings and growth;

•	The reports of Park Sterling management and the financial presentation of Park Sterling’s financial advisor concerning the operations and financial condition of First Capital and the pro forma financial impact of the merger;

•	The belief that First Capital is a very well-managed, quality organization with a strong earnings capability and a customer-focused business model;

•	The completion of the merger would add key members of First Capital’s experienced management team and board of directors to the Park Sterling management team and board of directors;

•	The belief that First Capital’s and Park Sterling’s management teams share a common business vision and commitment to their respective customers, shareholders, employees and other constituencies;

•	The belief that the two companies have complementary service-focused business models;

•	Park Sterling’s management believes that the merger will be accretive to Park Sterling’s earnings under generally accepted accounting practices; and

•	The belief that the merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position.

The Park Sterling board of directors also considered potential risks associated with the merger in connection with its deliberations on the proposed transaction, including the challenges of integrating First Capital’s business, operations and workforce with those of Park Sterling, the potential negative impact on Park Sterling’s stock price and the need to obtain First Capital shareholder and regulatory approvals in order to complete the transaction.

Park Sterling’s board of directors considered all of these factors as a whole and, on balance, Park Sterling’s board of directors believes that the opportunities created by the merger to increase the value of the Park Sterling franchise by deepening its presence in the attractive Richmond MSA and enhancing its demographic profile, providing an attractive branch network in the Richmond market from which to execute its retail, small business, mortgage banking and wealth management strategies, as well as an enhancement of its commercial banking and builder finance capabilities, more than offset any integration or other risks inherent in the merger.

The foregoing discussion of the information and factors considered by the Park Sterling board of directors is not exhaustive, but includes the material factors considered by the Park Sterling board of directors. In view of the wide variety of factors considered by the Park Sterling board of directors in connection with its evaluation of the merger and the complexity of these matters, the Park Sterling board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its determination to approve the merger agreement and the merger. In considering the factors described above, individual members of the Park Sterling board of directors may have given different weights to different factors. On the basis of these considerations, Park Sterling’s entry into the merger agreement was approved by Park Sterling’s board of directors on September 30, 2015.

The above explanation of the reasoning of the Park Sterling board of directors and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Board of Directors and Management of Park Sterling Following Completion of the Merger

Effective upon completion of the merger, Park Sterling will appoint to the Park Sterling and Park Sterling Bank boards of directors Grant S. Grayson and Robert G. Whitten, each currently serving members of First Capital’s board of directors. For information about the current Park Sterling directors and executive officers as well as Messrs. Grayson and Whitten, see “Management Following the Merger” and for more information on the employment arrangements between Park Sterling and certain First Capital executive officers that will become effective upon the completion of the merger, see “First Capital’s Directors and Officers Have Financial Interests in the Merger” immediately below.

First Capital’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the First Capital board of directors that First Capital shareholders vote to approve and adopt the merger agreement, First Capital shareholders should be aware that some of First Capital’s directors and executive officers have interests in the merger and have arrangements that are different from, or are in addition to, those of First Capital’s shareholders generally. A significant portion of these interests relate to payments being made pursuant to binding contractual arrangements in existence before the date of the merger agreement and that have been described to First Capital shareholders in previous proxy statements. The First Capital board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that First Capital shareholders vote in favor of approving and adopting the merger agreement.

Employment and Change-in-Control Agreements for First Capital Named Executive Officers. First Capital currently has a consulting agreement with John M. Presley, an employment agreement with Robert G. Watts, Jr. and a change-in-control agreement with Gary L. Armstrong, each of whom is a named executive officer of First Capital in the summary compensation table included in First Capital’s proxy statement for its 2015 annual meeting of shareholders (the “named executive officers”). In connection with the merger, Park Sterling has agreed to assume and honor the terms of these agreements with each of the named executive officers.

First Capital Consulting Agreement with Mr. Presley. On November 3, 2015, First Capital entered into a consulting agreement with John M. Presley, who resigned as First Capital’s Chief Executive Officer effective November 13, 2015, in connection with his appointment as Chief Executive Officer of Lumber Liquidators Holdings, Inc., a publicly traded company, where he has served as a director since 2006. Under the consulting agreement, Mr. Presley will provide consulting and advisory services to support First Capital’s merger activities, government relations, community relations, industry group associations, professional associations, business development efforts, regulatory examination matters, financial statement preparation activities and other matters identified from time to time by First Capital. Mr. Presley will receive a consulting fee equal to $15,000 per month during the term of the consulting agreement. He will also be entitled to a change-in-control payment of approximately $1,565,000 upon completion of the merger whether or not the consulting agreement terminates for any reason. The amount of the change-in-control payment was derived from the amount Mr. Presley would have been entitled to receive under his prior employment agreement with First Capital as if he were employed by First Capital at the closing of the merger and experienced a subsequent qualifying termination event (with appropriate adjustments to reflect his departure prior to the closing of the merger). Pursuant to the consulting agreement, Mr. Presley released First Capital and its affiliates and successors from any and all claims that he may have, including claims under his prior employment agreement with First Capital. The consulting agreement will terminate on the earliest to occur of (i) the effective date of the merger, (ii) the date the merger agreement is terminated or (iii) the date the consulting agreement is terminated pursuant to its terms by mutual consent of the parties, by Mr. Presley or by First Capital. First Capital may terminate the consulting agreement after March 31, 2016 for any reason and will have no further obligation to pay Mr. Presley the monthly consulting fee following such termination.

Under his prior employment agreement with First Capital (which terminated effective November 13, 2015), Mr. Presley would have been entitled to the following payments and benefits if his employment was terminated without cause or if he resigned for good reason (as each of those terms were defined in his prior employment agreement) within 24 months following a change in control of First Capital: (i) a pro-rated cash bonus equal to the product of the annual bonus paid or payable for the most recently completed year and a fraction, the numerator of which is the number of days in the current year through the date of termination and the denominator of which is 365; (ii) a cash severance payment equal to 2.99 times Mr. Presley’s “final compensation,” which was defined in his prior employment agreement as the sum of his then-current base salary plus the highest cash bonus paid for the two most recently completed fiscal years, both of which would have included the gross amount thereof prior to the application of any salary reductions or compensation deferrals; and (iii) for a period of 18 months after the date of termination, continuation of coverage under company health and dental plans, with First Capital or its successor paying the normal company-paid contribution therefor during such period.

Because the value of the change-in-control benefits to which Mr. Presley is entitled under his consulting agreement likely would constitute an “excess parachute payment” under Section 280G of the Code, thereby resulting in the imposition of an excise tax on Mr. Presley and a loss of an income tax deduction by Park Sterling, the change-in-control benefits that will be paid to Mr. Presley likely will be reduced to the extent necessary to avoid imposition of any such excise taxes and the preservation of such tax deduction. Under the requirements of Section 280G of the Code, the maximum amount that could be paid to an executive without causing him to be subject to an excise tax under Sections 280G and 4999 of the Code (the “280G limit”) in connection with a merger closing in 2016 cannot be calculated until after the end of the 2015 tax year. Assuming the merger were to close in 2015, the maximum amount that could be paid to Mr. Presley without causing him to be subject to the excise tax described above is approximately $1,254,000. Further information about the change-in-control benefits to which Mr. Presley is entitled under his consulting agreement are set forth in the table below in the section titled “The Merger – Golden Parachute Compensation for First Capital Named Executive Officers” beginning on page 77.

First Capital Employment Agreement with Mr. Watts. First Capital entered into an employment agreement, dated December 31, 2008, with Mr. Watts that includes certain change-in-control protections. The employment agreement provides that Mr. Watts will be entitled to continue to receive base salary payments for 18 months if, within nine months following a change in control, his employment is terminated without cause or there is a material change in his duties or responsibilities.

Employment Offer to Mr. Watts. Park Sterling Bank has agreed to employ Mr. Watts as a Senior Vice President in a Senior Relationship Manager position with an annual base salary of $145,000. In connection with his employment and in recognition that his new position will result in a material change in his current duties and responsibilities with First Capital and that he will be paid a lower salary, Park Sterling has agreed to pay Mr. Watts $352,500 in a lump sum after the effective date of the merger. In return, Mr. Watts has agreed to waive any change-in-control severance payments to which he may be entitled under his First Capital employment agreement, which will terminate as of the effective date of the merger. In accordance with Park Sterling’s policy of employment-at-will, Mr. Watts will not have an employment contract and either Park Sterling Bank or Mr. Watts would be able to terminate the employment relationship at any time for any reason.

In connection with his employment arrangement, Mr. Watts has also entered into a separate noncompetition agreement with Park Sterling pursuant to which he has agreed, for a period beginning on the 181 st day after his first day of employment with Park Sterling and ending one year after termination of his employment with Park Sterling, not to (i) solicit, encourage or otherwise cause any customer of Park Sterling with whom he had contact or performed services to obtain services or products from a competitor of Park Sterling or (ii) sell any competitive products or services to any such customer. Pursuant to such agreement, Mr. Watts has also agreed, for a period beginning on the date of such agreement and ending one year after termination of his employment with Park Sterling, not to (i) solicit or induce any employee of Park Sterling to leave or limit such employee’s employment relationship with Park Sterling or (ii) hire any such employee or engage any such employee as an independent contractor.

First Capital Change-in-Control Agreement with Mr. Armstrong. Park Sterling has agreed to assume the change-in-control agreement, dated as of December 10, 2012, between First Capital and Mr. Armstrong. The change-in-control agreement with Mr. Armstrong provides that if his employment is terminated without cause or if he resigns for good reason (as each of those terms are defined in the agreements) within six months following a change in control of First Capital, he will be entitled to the continued payment of his then-current base salary for 12 months following termination of employment.

If the change-in-control payments or benefits received or to be received by Mr. Armstrong would constitute an “excess parachute payment” based on Section 280G of the Code, thereby resulting in the imposition of an excise tax on him and the loss of an income tax deduction by First Capital or its successor, the change-in-control agreement provides that the total benefits paid to him will be reduced to the extent necessary to avoid imposition of any such excise tax. Assuming the merger closed on September 30, 2015, the value of the change-in-control benefits, including the value of the accelerated vesting of the restricted stock grants, for Mr. Armstrong would have been below his 280G limit, such that no reduction would have been necessary to avoid the imposition of the excise tax described above.

First Capital Supplemental Executive Retirement Plan Agreement with Mr. Armstrong. Mr. Armstrong is a party to a supplemental executive retirement plan agreement with First Capital pursuant to which he is entitled to an unfunded, nonqualified, supplemental retirement benefit in the amount of $250,000. The benefit payable to Mr. Armstrong under the agreement vests at age 60, provided Mr. Armstrong is still employed by First Capital or its successor at that time. If Mr. Armstrong dies, or if his employment is terminated by First Capital without cause, the benefit payable under the agreement will automatically vest and be payable to Mr. Armstrong. Park Sterling has agreed to assume First Capital’s obligations under the agreement.

First Capital Split Dollar Life Insurance Agreements. Messrs. Armstrong, Presley and Watts are parties to endorsement split dollar life insurance agreements with First Capital, under which the executives are entitled to designate a beneficiary of certain death proceeds under the life insurance policies owned by First Capital on their respective lives. Pursuant to his consulting agreement, Mr. Presley is 100% vested in this right. Mr. Watts will, if terminated without cause following effectiveness of the merger, become 100% vested in this right. Park Sterling has agreed to maintain such split dollar agreements, and the underlying insurance policies, following the completion of the merger.

Park Sterling Change-in-Control Agreements. Park Sterling contemplates entering into change-in-control agreements with certain current executive officers of First Capital and First Capital Bank following completion of the merger. It is anticipated that these arrangements, once entered into, will supersede the change-in-control severance agreements to which such officers are currently parties. However, as of this date, no such change-in-control arrangements have been finalized. The existing First Capital change-in-control agreements with Mr. Armstrong, William D. Bien, Jr., Andrew G. Ferguson and James E. Sedlar provide for the continuation of base salary payments for one year if such officer’s employment is terminated (other than for death, disability or “cause”) within six months prior to or following a change in control. The change-in-control agreement for William W. Ranson provides for the payment of approximately three times his base salary if his employment is terminated (other than for death, disability or “cause”) within six months prior to or following a change in control, subject to reduction to the extent necessary to avoid the imposition of any excise taxes.

Indemnification and Insurance. Park Sterling has agreed to indemnify the officers and directors of First Capital against certain liabilities arising before the effective date of the merger. Park Sterling has also agreed to provide liability insurance to each officer and director of First Capital for a period of six years following the merger in annual coverage amounts that can be purchased for up to 200% of the current annual premium of First Capital’s liability insurance.

Board Seats and Advisory Board. As described above, effective upon completion of the merger, Park Sterling will appoint to the Park Sterling and Park Sterling Bank boards of directors Grant S. Grayson and Robert G. Whitten, each currently serving members of First Capital’s board of directors. Messrs. Grayson and Whitten will receive the same compensation for service on such boards as the other members of such boards.

Park Sterling has also agreed to use all reasonable efforts to create an advisory board to support its business in the Richmond, Virginia market and extend invitations of membership to the advisory board to all nonemployee directors serving on First Capital’s board at the effective time of the Merger that are not going to serve on Park Sterling’s board. Members of the advisory board will receive nominal compensation from Park Sterling for such service.

Golden Parachute Compensation for First Capital Named Executive Officers

Potential Payments and Benefits to First Capital Named Executive Officers. The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation that the named executive officers could receive that is based on or that otherwise relates to the merger. This compensation is referred as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to First Capital’s named executive officers. This merger-related compensation is the subject of a nonbinding advisory vote of First Capital shareholders, as described under “Proposals to be Considered at the First Capital Special Meeting – Approval of the Golden Parachute Proposal (Proposal No. 2)” beginning on page 54.

The amounts set forth below have been calculated assuming the merger is consummated on December 31, 2015 and, where applicable, assuming each named executive officer experiences a qualifying termination of employment as of December 31, 2015. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this Proxy Statement/Prospectus.

Golden Parachute Compensation (1)

Name	Cash (2)	Equity (3)	Pension / NQDC	Perquisites/ Benefits (4)	Tax Reimbursement (5)	Other	Total
John M. Presley	$1,564,812	$274,000	—	—	—	—	$1,838,812
Robert G. Watts, Jr.	352,500	68,200	—	—	—	—	420,700
Gary L. Armstrong	230,725	61,798	—	—	—	—	292,523

(1)	All amounts reflected in the table are attributable to double -trigger arrangements (i.e., the amounts are triggered by the occurrence of a change in control and payment is conditioned upon the executive’s qualifying termination of employment in connection with a change in control), except for the accelerated vesting of restricted stock awards, which will occur upon completion of the merger (except for Mr. Presley’s restricted stock awards, which vested on November 13, 2015 in connection with his consulting agreement with First Capital), and except for certain payments and benefits under Mr. Presley’s consulting agreement with First Capital. All outstanding First Capital options are currently vested and exercisable.

(2)	For Mr. Presley, represents a single-trigger cash payment to be paid in a lump sum within five days following the effective date of the merger. For Mr. Watts, represents double-trigger cash severance payments that would be payable if, within nine months after a “change in control,” Mr. Watts’s employment is terminated by Park Sterling without “cause” (as such term is defined in his employment agreement) or Mr. Watts terminates his employment as a result of a material change in his duties or responsibilities. Under his agreement with First Capital, he would be entitled to continuation of his base salary at the then-current rate for a period of 18 months following termination. In connection with its employment offer to Mr. Watts and in recognition that his new position will result in a material change in his current duties and responsibilities with First Capital and that he will be paid a lower salary, Park Sterling has agreed to pay Mr. Watts a lump sum retention payment in lieu of the change-in-control benefit to which he may be entitled under his First Capital employment agreement. For Mr. Armstrong, represents a double-trigger cash severance payment that would be payable if, within six months after a “change in control,” Mr. Armstrong’s employment is terminated by Park Sterling without “cause” or Mr. Armstrong terminates his employment

(footnotes continue on the following page)

for “good reason,” as such terms are defined in his change-in-control agreement. Under his agreement with First Capital, he would be entitled to continuation of his base salary at the then-current rate for a period of 12 months following termination. Park Sterling has agreed to assume Mr. Armstrong’s change-in-control agreement.

(3)	For Mr. Presley, represents single-trigger acceleration of outstanding restricted stock awards that vested in connection with Mr. Presley entering into a consulting agreement with First Captial and cash paid in exchange for outstanding stock options. For Messrs. Watts and Armstrong, represents single-trigger acceleration of outstanding restricted stock awards that are unvested at the time of the merger and cash paid in exchange for outstanding stock options. The amounts related to the accelerated vesting of the restricted stock awards are expressed as an aggregate dollar value which represents $5.22 (the average closing market price of First Capital common stock over the first five business days following the first public announcement of the merger) for each unvested share of common stock for which vesting will be accelerated. The amounts related to cash paid in exchange for stock options are expressed as an aggregate dollar value which represents the difference between $5.54 and the exercise price for each stock option. Importantly, these values are different from – and significantly higher than – the valuation of unvested equity grants for purposes of Section 280G of the Code, which valuation is determined as of the date of the change in control and is based on several factors, including the stock’s fair market value and the length of time until the unvested equity grants would otherwise have vested, assuming no change in control.

(4)	Pursuant to Mr. Presley’s consulting agreement with First Capital, his designated beneficiaries became vested in the right to receive a portion of the death benefit payable under a life insurance policy owned by First Capital on Mr. Presley’s life. Upon completion of the merger, the designated beneficiaries of Mr. Watts will have a vested right to receive a portion of the death benefit payable under a life insurance policy owned by First Capital on Mr. Watts’s life. If not for the consulting agreement with respect to Mr. Presley and the merger with respect to Mr. Watts, such beneficiaries would only be entitled to this right in the event of death of Messrs. Presley or Watts, respectively, (i) while employed by First Capital, (ii) on or after termination of employment with First Capital as a result of a disability, (iii) on or after termination of employment with First Capital without cause or (iv) on or after retirement from service with First Capital after attaining age 60. There is no incremental cost to First Capital of maintaining the insurance policies after the merger because all premiums have been fully paid.

(5)	The named executive officers will not receive tax reimbursements in connection with the merger.

If the payments or benefits received or to be received by any of the named executive officers included in the table above would constitute an “excess parachute payment,” thereby causing the executive to be subject to an excise tax under Sections 280G and 4999 of the Code, then the total benefits paid to such executive will be reduced to the extent necessary to avoid imposition of any such excise taxes. Assuming the merger closed on December 31, 2015, as required for purposes of the table above, the maximum amount that could have been paid to Mr. Presley without causing him to be subject to the excise tax described above is approximately $1,254,000. As a result, Mr. Presley’s payments and benefits would have been reduced to approximately $1,254,000 to avoid imposition of the excise tax described above. The payments and benefits to Messrs. Watts and Armstrong, respectively, are below the thresholds to constitute “excess parachute payments” under the Code, and no such reductions would be required for Messrs. Watts and Armstrong.

Stock Options and Restricted Stock Awards. First Capital has granted certain employees, officers and directors stock options and restricted stock awards pursuant its equity compensation plans. In the merger, each option that is outstanding immediately prior to the effective date of the merger will be converted into cash in an amount equal to the product of (i) $5.54 minus the per share exercise price of such option and (ii) the number of shares of First Capital common stock subject to such option. All outstanding First Capital restricted stock awards will vest (if not already vested) and the restrictions thereon will lapse in accordance with the agreement relating to such award, and, as of the effective time of the merger, each share of First Capital common stock that was formerly a First Capital restricted stock award will be converted into the right to receive the merger consideration payable to other First Capital Shareholders.

The value for each First Capital executive officer of the cash consideration for the stock options and the vesting of the restricted stock awards in connection with the merger is set forth in the table above titled “Golden Parachute Compensation,” which assumes a value of $5.22 per each share of First Capital common stock subject to a restricted stock award and further assumes the merger was completed on December 31, 2015. Using the same assumptions, the aggregate value of the cash consideration for the stock options of the 11 nonexecutive officer directors of First Capital is approximately $107,400 (of which $13,000 is attributable to Mr. Presley as set forth in the table above), and the aggregate value of the accelerated vesting of restricted stock of the 11 nonexecutive officer directors of First Capital is approximately $365,400 (of which $261,000 is attributable to Mr. Presley as set forth in the table above).

No Golden Parachute Compensation Payable to Park Sterling Named Executive Officers

None of Park Sterling’s executive officers will receive any type of “golden parachute” compensation that is based on or that otherwise relates to the merger, nor do any directors or executive officers of Park Sterling have any substantial interests, by security holdings or otherwise, in the merger.

Public Trading Markets

Park Sterling common stock is listed on NASDAQ under the symbol “PSTB.” First Capital common stock is listed on NASDAQ under the symbol “FCVA.” The First Capital warrants are not listed on any national securities exchange. Upon completion of the merger, First Capital common stock will be removed from NASDAQ and deregistered under the Exchange Act. The shares of Park Sterling common stock issued pursuant to the merger agreement will be listed for trading on NASDAQ.

Regulatory Approvals Required for the Merger

Bank holding companies, such as Park Sterling and First Capital, and their respective depository institution subsidiaries, are highly regulated institutions, with numerous federal and state laws and regulations governing their activities. These institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies. To the extent that the following information describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

Completion of the merger is subject to prior approval of the Federal Reserve Board, the N.C. Commissioner and nonobjection of the VBFI. In reviewing applications for transactions of this type, the Federal Reserve Board must review, with respect to the holding companies and the banks concerned, the financial condition and future prospects, including capital positions and managerial resources, the effect of the merger on competition in the relevant markets and the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the holding companies under the Community Reinvestment Act of 1977, as amended (the “CRA”). The Federal Reserve Board is also required to evaluate whether the merger would result in a monopoly or would be in furtherance of any combination or conspiracy or attempt to monopolize the business of banking in any part of the United States or otherwise would substantially lessen competition or tend to create a monopoly or which in any manner would be in restraint of trade. If the Federal Reserve Board determines that there are anticompetitive consequences to the merger, it will not approve the transaction unless it finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. Park Sterling filed an application with the Federal Reserve Board on October 26, 2015, the N.C. Commissioner on October 26, 2015 and the VBFI on October 26, 2015. As of the date of this Proxy Statement/Prospectus, such approval has not yet been received.

In addition, a period of 15 to 30 days must expire following approval by the Federal Reserve Board before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws. While Park Sterling and First Capital believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger or, if any proceeding is instituted or challenge is made, as to the result of the challenge.

The merger cannot proceed in the absence of the requisite regulatory approvals. See “The Merger Agreement – Conditions to Complete the Merger” and “– Termination of the Merger Agreement.” There can be no assurance that the requisite regulatory approvals will be obtained, and, if obtained, there can be no assurance as to the date of any approval. There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “The Merger Agreement – Conditions to Complete the Merger.”

The approval from the FDIC, the VBFI and the N.C. Commissioner will be required to merge First Capital Bank with and into Park Sterling Bank following completion of the merger. As of the date of this Proxy Statement/Prospectus, such approvals have not yet been received.

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting First Capital common stock or First Capital warrants to Park Sterling common stock. Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger by the approving regulators.

First Capital Shareholders May Have Dissenters’ Rights of Appraisal in the Merger

Shareholders of record of First Capital common stock who comply with the procedures described below will be entitled to appraisal rights under Article 15 of Section 13.1 of the VSCA. Where appropriate, shareholders are urged to consult with their legal counsel to determine the appropriate procedures for the making of a notice of intent to demand payment (as described below). No further notice of the events giving rise to appraisal rights or deadlines for related actions will be provided by First Capital to shareholders prior to the special meeting.

The following discussion is only a summary, does not purport to be a complete statement of the law pertaining to appraisal rights under the VSCA and is qualified in its entirety by reference to Article 15, Section 13.1 of the VSCA. Shareholders are urged to consult Article 15 of the VSCA, which is reprinted in its entirety as Appendix D to this Proxy Statement/Prospectus.

Shareholders who follow the procedures set forth in Article 15 of the VSCA will be entitled to receive payment of the “fair value” of their shares of First Capital common stock. Any shareholder who wishes to exercise appraisal rights should review the following discussion and Appendix D carefully because failure to comply in a timely and proper manner with the procedures specified may result in the loss of appraisal rights under the VSCA.

A holder of shares of First Capital common stock who wishes to exercise appraisal rights must deliver to First Capital, prior to or at the special meeting (but in any event before the vote is taken), a written notice of intent to demand payment for such shareholder’s shares if the merger becomes effective. A shareholder delivering a notice of intent must not vote such shareholder’s shares in favor of the merger proposal or such shareholder will lose his, her or its appraisal rights. Voting against, abstaining from voting or failing to vote on the merger proposal will not constitute a written notice of a shareholder’s intent to exercise appraisal rights. All notices of intent should be sent or delivered to First Capital’s Secretary, William W. Ranson, at First Capital’s principal executive offices located at 4222 Cox Road, Glen Allen, Virginia 23060, or they may be hand delivered to him at the special meeting (before the voting begins).

If the merger agreement is approved and the merger becomes effective, within 10 days after the effective date of the merger, Park Sterling will deliver an appraisal notice in writing to all shareholders who correctly and timely delivered a notice of intent (as described above) and also did not vote for approval of the merger agreement (an “eligible shareholder”). The appraisal notice will:

•	state where the eligible shareholder’s payment demands should be sent and where and when stock certificates should be deposited;

•	set a date by which Park Sterling must receive the payment demand (which date may not be fewer than 40 days nor more than 60 days after the date the appraisal notice is sent)

•	provide an estimate of the fair value of the shares of First Capital common stock that are the subject of the appraisal right demand;

•	set the date by which a notice to withdraw the appraisal right demand must be received (a date within 20 days of the date indicated in the second bullet point above); and

•	include such other information as required by the VSCA.

An eligible shareholder to whom an appraisal notice is sent must demand payment within the time specified in the appraisal notice, deposit such shareholder’s stock certificates in accordance with the terms of the appraisal notice and make certain certifications required by the VSCA. If an eligible shareholder fails to take such actions, the shareholder loses his, her or its appraisal rights.

Within 30 days of the due date for receipt of any payment demands, if an eligible shareholder has complied with the provisions of Article 15 of the VSCA, Park Sterling must pay each eligible shareholder Park Sterling’s estimate of the fair value of the shareholder’s shares of First Capital common stock, plus accrued interest. With any payment, Park Sterling must provide its most recent annual and quarterly financial statements, an explanation of how it calculated the fair value of the shares of First Capital common stock and interest and a description of the procedure an eligible shareholder may follow if he or she is not satisfied with the payment.

An eligible shareholder who is not satisfied with the amount paid or offered by Park Sterling must notify Park Sterling in writing of such shareholder’s own estimate of the fair value of his, her or its shares of First Capital common stock and the amount of interest due (less any amount that may have been already received by the shareholder from Park Sterling) and demand that Park Sterling pay this estimated amount. This notice must be given in writing within 30 days of the date that Park Sterling made or offered to make payment for the shareholder’s shares of First Capital common stock.

If an eligible shareholder’s demand for payment remains unsettled, Park Sterling is obligated to commence a proceeding in a Virginia circuit court to determine the fair value of the shares of First Capital common stock and accrued interest within 60 days of the receipt of the shareholder’s payment demand. If Park Sterling fails to commence such proceeding in accordance with the VSCA, it must pay the shareholder the amount demanded by him, her or it.

Eligible shareholders considering seeking appraisal should be aware that the fair value of their shares of First Capital common stock as determined under Article 15 of the VSCA could be more than, the same as or less than the merger consideration that would be paid to them pursuant to the merger agreement. The costs and expenses of any appraisal proceeding will be determined by the court and assessed against Park Sterling unless the court determines that the shareholder seeking appraisal did not act in good faith in demanding payment of the fair value of their shares of First Capital common stock in which case such costs and expenses may be assessed against the shareholder. Eligible shareholders will only be entitled to receive payment in accordance with Article 15 of the VSCA and will not be entitled to vote their shares of First Capital common stock or exercise any other rights as a holder of First Capital common stock. After the date by which a notice to withdraw the appraisal right demand must be received, an eligible shareholder demanding appraisal may withdraw his, her or its demand only with the consent of Park Sterling.

If any shareholder who demands appraisal of such shareholder’s shares under Article 15 of the VSCA fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the VSCA, such shareholder’s shares of First Capital common stock will be converted into the right to receive the merger consideration in accordance with the merger agreement.

Any shareholder who perfects such shareholder’s right to be paid the fair value of his, her or its shares will recognize gain or loss, if any, for federal income-tax purposes upon receipt of cash for his, her or its shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting within GAAP. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of First Capital as of the effective date of the merger will be recorded at their respective fair values and added to those of Park Sterling. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Park Sterling issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of First Capital before the merger date.

Restrictions on Sales of Shares by Certain Affiliates

All shares of Park Sterling common stock to be issued in the merger will be freely transferable under the Securities Act, except shares issued to any shareholder who is an “affiliate” of Park Sterling as defined by Rule 144 under the Securities Act. These affiliates may only sell their shares in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Park Sterling and may include significant shareholders of Park Sterling.

Material U.S. Federal Income-Tax Consequences of the Merger

Subject to the limitations, assumptions and qualifications described herein, it is the opinion of each of McGuireWoods LLP and LeClairRyan, A Professional Corporation, that the material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of each of First Capital common stock and First Capital warrants that exchange their shares and/or warrants for shares of Park Sterling common stock in the merger are as described below. The following summary is based upon the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to income tax, or federal laws applicable to alternative minimum taxes, are not addressed in this Proxy Statement/Prospectus.

The parties intend for the merger to be treated as a “reorganization” for U.S. federal income-tax purposes. It is a condition to Park Sterling’s obligation to complete the merger that Park Sterling receive an opinion from McGuireWoods, dated the closing date of the merger, to the effect that the merger will be treated for federal income-tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to First Capital’s obligation to complete the merger that First Capital receive an opinion from LeClairRyan, dated the closing date of the merger, to the effect that (1) the merger will be treated for federal income-tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code and (2) except to the extent of any cash consideration received in the merger and except with respect to cash received in lieu of fractional share interests in Park Sterling common stock or First Capital warrants, no gain or loss will be recognized by any of the holders of First Capital common stock or First Capital warrants in the merger. These conditions are waivable, and Park Sterling and First Capital will undertake to circulate updated information and resolicit if either condition is waived, and the change in tax consequences is material. These opinions are and will be based on representation letters provided by Park Sterling and First Capital and on customary factual assumptions. None of the opinions described above will be binding on the Internal Revenue Service (the “IRS”) or any court. Park Sterling and First Capital have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income-tax consequences of the merger could be adversely affected.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner that is: an individual citizen or resident of the United States; a corporation (or other entity taxable as a corporation for U.S. federal income-tax purposes) created or organized under the laws of the United States or any of its political subdivisions; a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion addresses only those holders of First Capital common stock and First Capital warrants that hold their First Capital common stock and First Capital warrants as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income-tax consequences that may be relevant to particular holders of First Capital common stock and First Capital warrants in light of their individual circumstances or to holders of First Capital common stock and First Capital warrants that are subject to special rules, such as

•	financial institutions;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons that hold First Capital common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons who are not citizens or residents of the United States; and

•	holders who acquired their shares of First Capital common stock through the exercise of an employee stock option or otherwise as compensation.

If a partnership (or other entity that is taxed as a partnership for federal income-tax purposes) holds First Capital common stock or First Capital warrants, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in partnerships should consult their tax advisors about the tax consequences of the merger to them.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of Park Sterling or First Capital. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the material U.S. federal income-tax consequences will be as follows:

•	no gain or loss will be recognized by Park Sterling or First Capital as a result of the merger;

•	except as discussed below with respect to cash received instead of a fractional share of Park Sterling common stock, under “– Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock,” no gain or loss will be recognized by U.S. holders who exchange all of their First Capital common stock and First Capital warrants solely for Park Sterling common stock pursuant to the merger;

•	gain (but not loss) will be recognized by U.S. holders of First Capital common stock and First Capital warrants who receive shares of Park Sterling common stock and cash in exchange for shares of First Capital common stock and First Capital warrants pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Park Sterling common stock and cash received by a U.S. holder of First Capital common stock and First Capital warrants exceeds such U.S. holder’s basis in its First Capital common stock and First Capital warrants and (2) the amount of cash received by such U.S. holder of First Capital common stock and First Capital warrants (except with respect to U.S. holders who receive the entirety of their consideration in cash, which is discussed below under “– Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock”;

•	the aggregate basis of the Park Sterling common stock received by a U.S. holder of First Capital common stock in the merger (including fractional shares of Park Sterling common stock deemed received and redeemed as described below) will be the same as the aggregate basis of the First Capital common stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share in Park Sterling common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share in Park Sterling common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under “– Potential Recharacterization of Gain from Exchange of Common Stock as a Dividend”);

•	the aggregate basis of the Park Sterling common stock received by a U.S. holder of First Capital warrants will be the same as the aggregate basis of the First Capital warrants for which it is exchanged, decreased by the amount of cash received for the First Capital warrants in the merger and increased by the amount of gain recognized on that exchange;

•	the holding period of Park Sterling common stock received in exchange for shares of First Capital common stock (including fractional shares of Park Sterling common stock deemed received and redeemed as described below) will include the holding period of the First Capital common stock for which it is exchanged; and

•	the holding period of Park Sterling common stock received in exchange for First Capital warrants will include the holding period of the First Capital warrants for which it is exchanged.

If a U.S. holder of First Capital common stock and First Capital warrants acquired different blocks of First Capital common stock and First Capital warrants at different times or at different prices, any gain or loss will be determined separately with respect to each block of First Capital common stock and First Capital warrants, and the cash and shares of Park Sterling common stock received will be allocated pro rata to each such block of stock or First Capital warrants. U.S. holders should consult their tax advisors with regard to identifying the bases or holding periods of the particular shares of Park Sterling common stock received in the merger.

At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such U.S. holder will receive. As a result, the U.S. federal income-tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and Park Sterling common shares that such U.S. holder will receive in the merger.

Taxation of Holders of Common Stock and First Capital Warrants as Capital Gain

Except as described under “– Potential Recharacterization of Gain from Exchange of Common Stock as a Dividend” below, gain that U.S. holders of First Capital common stock and First Capital warrants recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their First Capital common stock and First Capital warrants for more than one year as of the date of the merger. For U.S. holders of First Capital common stock and First Capital warrants that are noncorporate holders, long-term capital gain generally will be taxed at a maximum U.S. federal income-tax rate that is lower than the rate for ordinary income or for short-term capital gains. The maximum U.S. federal income-tax rate in effect for long-term capital gains recognized during 2015 is 20%. There is uncertainty as to the rates that will be in effect after 2015.

Potential Recharacterization of Gain from Exchange of Common Stock as a Dividend

All or part of the gain that a particular U.S. holder of First Capital common stock recognizes could be treated as dividend income rather than capital gain if (1) such U.S. holder is a significant shareholder of Park Sterling or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Park Sterling after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Park Sterling common stock rather than a combination of cash and shares of Park Sterling common stock in the merger. This could happen, for example, because of ownership of additional shares of Park Sterling common stock by such holder, ownership of shares of Park Sterling common stock by a person related to such holder or a share repurchase by Park Sterling from other holders of Park Sterling common stock. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to dividend treatment. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of First Capital common stock, including the application of certain constructive ownership rules, holders of First Capital common stock should consult their own tax advisors regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of Park Sterling Common Stock

A U.S. holder of First Capital common stock and First Capital warrants who receives the entirety of his or her consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her First Capital common stock and First Capital warrants. In addition, a U.S. holder of First Capital common stock and First Capital warrants who receives cash in lieu of a fractional share of Park Sterling common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Park Sterling. As a result, such U.S. holder of First Capital common stock and First Capital warrants will generally recognize gain or loss equal to the difference between the amount of cash received and the basis in his or her fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares and warrants is greater than one year. The deductibility of capital losses is subject to limitations.

Net Investment Income Tax

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trust that is exempt from such tax (the “net investment income tax”), may be subject to the net investment income tax on any gain recognized in the merger. This tax amounts to an additional 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of an individual, will be between $125,000 and $250,000, depending on the individual’s circumstances), for taxable years beginning on or after January 1, 2013. An individual’s “net investment income” generally includes, among other items, and subject to certain exceptions, dividends and capital gain from the disposition of stock and warrants. U.S. holders who are individuals, estates or trusts should consult their tax advisors regarding the potential applicability of this tax to them.

Backup Withholding and Information Reporting

Payments of cash to a U.S. holder of First Capital common stock and First Capital warrants pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income-tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of First Capital common stock and First Capital warrants who receives Park Sterling common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of First Capital common stock and First Capital warrants who is required to file a U.S. federal income-tax return and who is a “significant holder” that receives Park Sterling common stock in the merger will be required to file a statement with such U.S. federal income-tax return in accordance with U.S. Treasury Regulations Section 1.368-3 setting forth such holder’s basis in the First Capital common stock and First Capital warrants surrendered and the fair market value of the Park Sterling common stock and cash received in the merger. A “significant holder” is a holder of First Capital common stock who, immediately before the merger, owned at least 5% of the outstanding stock of First Capital or securities (including First Capital warrants) of First Capital with a basis for federal income-tax purposes of at least $1 million.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this Proxy Statement/Prospectus as Appendix A and is incorporated by reference in this Proxy Statement/Prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger

The merger agreement provides for the merger of First Capital with and into Park Sterling, with Park Sterling as the surviving corporation. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of First Capital common stock will be converted into the right to receive, at the election of the holder of such share, either:

•	$5.54 in cash (without interest); or

•	0.7748 shares of Park Sterling common stock.

First Capital shareholders may make a different election with respect to each share of First Capital stock they hold. Any merger consideration is subject to ratable proration, as described below under “– Cash or Stock Election for First Capital Shareholders.” No fractional shares of Park Sterling common stock will be issued in connection with the merger. Instead, First Capital shareholders will receive, without interest, a cash payment from Park Sterling equal to the fractional share interest they otherwise would have received, multiplied by $5.54.

Based on the closing price of $7.54 per share of Park Sterling common stock, as reported on NASDAQ on November 24, 2015, the latest practicable trading day before the date of this Proxy Statement/Prospectus, the implied value of the merger consideration proposed for each share of First Capital common stock is $5.75, which we calculated by assuming (1) 70% of each share of First Capital common stock is converted into Park Sterling common stock (with the value of a full First Capital share for this purpose calculated by multiplying the closing price of Park Sterling common stock on those dates by the exchange ratio of 0.7748) and (2) the remaining 30% of each such share is converted into cash (based on a price per First Capital share equal to $5.54). We cannot give you any assurance as to whether or when the merger will be completed, and you are advised to obtain current market quotations for Park Sterling common stock.

The Park Sterling articles of incorporation will be the articles of incorporation, and the Park Sterling bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that Park Sterling may change the structure of the merger, but no such change may alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to First Capital shareholders in the merger or likely materially impede or delay completion of the merger.

As a result of the merger, First Capital Bank will become a wholly owned subsidiary of Park Sterling. As soon as practicable following the effective time of the merger, Park Sterling anticipates that First Capital Bank and Park Sterling Bank will merge into a single North Carolina state-chartered nonmember bank in order to more efficiently manage capital and liquidity. Until such time as First Capital Bank is merged with and into Park Sterling Bank, First Capital Bank will operate as a Virginia banking corporation separate from Park Sterling Bank.

Dissenting Shares and Appraisal Rights

If you are a holder of shares of First Capital common stock outstanding immediately before the effective time of the merger and you have not voted in favor of the approval of the merger agreement and have complied with all the appraisal provisions of the VSCA described under “The Merger – First Capital Shareholders May

Have Dissenters’ Rights of Appraisal in the Merger,” to the extent such appraisal provisions are applicable, your shares of First Capital common stock will not be converted into the right to receive the merger consideration, but, rather, you will have the right to receive such consideration as may be determined to be due to you pursuant to the procedures set forth in Sections 13.1-729 through 13.1-741.1 of the VSCA. If you withdraw your demand for appraisal or fail to perfect or otherwise lose your right of appraisal, in any case, pursuant to the VSCA, (i) for the purposes of the allocation and proration procedures described in “– Cash or Stock Election for First Capital Shareholders” below, you will be deemed not to have made an election with respect to your shares of First Capital common stock, unless you make a timely election before the election deadline, as described below under “– Election Procedures; Surrender of Stock Certificates and Warrant Certificates,” and (ii) your shares of First Capital common stock will be deemed to have been converted into the right to receive cash or stock merger consideration, or a combination thereof, at Park Sterling’s sole discretion. If you have not withdrawn your demand for appraisal, failed to perfect or have otherwise lost your right of appraisal, in any case pursuant to the VSCA, for the purposes of the allocation and proration procedures described in “– Cash or Stock Election for First Capital Shareholders” below, your shares of First Capital common stock (dissenting shares) will be considered cash election shares.

Cash or Stock Election for First Capital Shareholders

If you are a record holder of First Capital common stock, an election form will be provided to you under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock for your shares of First Capital common stock, or to make no election with respect to the merger consideration that you wish to receive. A more detailed description of the election form is set forth below under “– Election Procedures; Surrender of Stock Certificates and Warrant Certificates.”

All elections by First Capital shareholders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 70% of the outstanding shares of First Capital common stock will be converted into the right to receive Park Sterling common stock and the remaining 30% of the outstanding shares of First Capital common stock will be converted into the right to receive cash. Elections made by First Capital shareholders will not affect the allocation of cash and stock consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the allocation of cash and stock consideration available for First Capital shareholders.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if First Capital shareholders in the aggregate elect to receive cash consideration in exchange for more or fewer than 30% of the outstanding shares of First Capital common stock. These procedures are summarized below.

•	If cash consideration is oversubscribed: If First Capital shareholders elect to receive cash consideration in exchange for more than 30% of the outstanding shares of First Capital common stock, then all First Capital shareholders who have elected to receive Park Sterling common stock or who have made no election will receive Park Sterling common stock for their First Capital shares and all shareholders who elected to receive cash consideration (other than holders of dissenting shares described above under “– Dissenting Shares and Appraisal Rights”) will receive a pro rata portion of the available cash (after taking into account dissenting shares) plus shares of Park Sterling common stock for those First Capital shares not converted into cash.

•	If cash consideration is undersubscribed: If First Capital shareholders elect to receive cash consideration in exchange for fewer than 30% of the outstanding shares of First Capital common stock, then all First Capital shareholders who have elected to receive cash consideration (including holders of dissenting shares) will receive cash, and

•	if the number of shares as to which First Capital shareholders have made no election is less than the shortfall, then all First Capital shareholders who have made no election will receive cash, and all First Capital shareholders who have elected to receive Park Sterling common stock will receive a pro rata portion of the remaining available cash consideration plus shares of Park Sterling common stock for those First Capital shares not converted into cash; or

•	if the number of shares as to which First Capital shareholders have made no election is greater than or equal to the shortfall, all First Capital shareholders who have elected to receive Park Sterling common stock will receive Park Sterling common stock, and all First Capital shareholders who made no election will receive a pro rata portion of the remaining available cash consideration plus Park Sterling common stock for those First Capital shares not converted into cash.

Neither First Capital nor Park Sterling is making any recommendation as to whether First Capital shareholders should elect to receive cash or Park Sterling common stock in the merger. Each First Capital shareholder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect. As a result of the allocation procedures and other limitations outlined in this Proxy Statement/Prospectus and in the merger agreement, you may receive Park Sterling common stock or cash in amounts that vary from the amounts you elected to receive.

Treatment of First Capital Stock Options

First Capital has awarded stock options to certain employees, officers and directors pursuant to its equity compensation plans. In the merger, each outstanding option to purchase shares of First Capital common stock will vest and those with an exercise price less than $5.54 will be converted into the obligation of Park Sterling to pay in cash the difference between $5.54 and the applicable exercise price. Under the merger agreement, each First Capital stock option with an exercise price equal to or greater than $5.54 will be converted into an option to acquire, on the same terms and conditions as were applicable under such First Capital option, the number of shares of Park Sterling common stock equal to the product of (1) 0.7748 multiplied by (2) the number of shares of First Capital common stock subject to the First Capital option. Because there are no outstanding First Capital options with an exercise price greater than or equal to $5.54, no First Capital options will be converted into options to purchase Park Sterling common stock.

Treatment of First Capital Restricted Stock

First Capital has awarded restricted stock to certain employees and officers pursuant to its equity compensation plans. In the merger, each share of First Capital restricted common stock will vest and the restrictions thereon will lapse, and each such share will be exchangeable for the same merger consideration to be received by the First Capital shareholders.

Treatment of First Capital Warrants

In the merger, each outstanding warrant to purchase one-half of a share of First Capital common stock will be converted into the right to receive, at the election of the holder of such warrant, either:

•	$1.77 in cash (without interest); or

•	0.24755 shares of Park Sterling common stock.

First Capital warrant holders may make a different election with respect to each First Capital warrant they hold. Any consideration payable to First Capital warrant holders is subject to ratable proration, as described below.

If you are a record holder of a First Capital warrant, an election form will be provided to you under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock for your First Capital warrants, or to make no election with respect to the consideration that you wish to receive for your warrants.

All elections by First Capital warrant holders are subject to the allocation and proration procedures described in the merger agreement. These procedures are intended to ensure that 70% of the outstanding First Capital warrants will be converted into the right to receive Park Sterling common stock and the remaining 30% of the outstanding First Capital warrants will be converted into the right to receive cash. Elections made by First Capital shareholders will not affect the allocation of cash and stock consideration available for First Capital warrant holders, and elections made by First Capital warrant holders will not affect the allocation of cash and stock consideration available for First Capital shareholders.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement. As a result, the merger agreement describes procedures to be followed if First Capital warrant holders in the aggregate elect to receive cash consideration in exchange for more or fewer than 30% of the outstanding First Capital warrants. These procedures are summarized below.

•	If cash consideration is oversubscribed: If First Capital warrant holders elect to receive cash consideration in exchange for more than 30% of the outstanding First Capital warrants, then all First Capital warrant holders who have elected to receive Park Sterling common stock or who have made no election will receive Park Sterling common stock for their First Capital warrants and all warrant holders who elected to receive cash consideration will receive a pro rata portion of the available cash plus shares of Park Sterling common stock for those First Capital warrants not converted into cash.

•	If cash consideration is undersubscribed: If First Capital warrant holders elect to receive cash consideration in exchange for fewer than 30% of the outstanding First Capital warrants, then all First Capital warrant holders who have elected to receive cash consideration will receive cash, and

•	if the number of warrants as to which First Capital warrant holders have made no election is less than the shortfall, then all First Capital warrant holders who have made no election will receive cash, and all First Capital warrant holders who have elected to receive Park Sterling common stock will receive a pro rata portion of the remaining available cash consideration plus shares of Park Sterling common stock for those First Capital warrants not converted into cash; or

•	if the number of warrants as to which First Capital warrant holders have made no election is greater than or equal to the shortfall, all First Capital warrant holders who have elected to receive Park Sterling common stock will receive Park Sterling common stock, and all First Capital warrant holders who made no election will receive a pro rata portion of the remaining available cash consideration plus Park Sterling common stock for those First Capital warrants not converted into cash.

Neither First Capital nor Park Sterling is making any recommendation as to whether First Capital warrant holders should elect to receive cash or Park Sterling common stock in the merger. Each First Capital warrant holder must make his or her own decision with respect to such election.

No guarantee can be made that you will receive the amounts of cash or stock you elect for your First Capital warrants. As a result of the allocation procedures and other limitations outlined in this Proxy Statement/Prospectus and in the merger agreement, you may receive Park Sterling common stock or cash in amounts that vary from the amounts you elected to receive.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•	the merger agreement is approved and adopted by the First Capital shareholders;

•	we obtain all required governmental and regulatory consents and approvals without a condition or restriction that would have a material adverse effect on either First Capital or Park Sterling, measured on a scale relative to First Capital; and

•	all other conditions to the merger discussed in this Proxy Statement/Prospectus and in the merger agreement are either satisfied or waived.

The merger will become effective when articles of merger are filed with the North Carolina Secretary of State and the Virginia State Corporation Commission. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger in accordance with North Carolina law and Virginia law. In the merger agreement, we have agreed to cause the completion of the merger to occur no later than the fifth business day following the satisfaction or waiver of the last of the conditions specified in the merger agreement, or on another mutually agreed date. If these conditions are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Park Sterling, then Park Sterling may postpone the closing until the first full week after the end of that quarter. It currently is anticipated that the effective time of the merger will occur in the first quarter of 2016, but we cannot guarantee when or if the merger will be completed.

Board of Directors of the Surviving Corporation

Effective upon completion of the merger, Park Sterling and Park Sterling Bank will appoint to the Park Sterling and Park Sterling Bank boards of directors Grant S. Grayson and Robert G. Whitten and, if necessary, will increase the size of the Park Sterling and Park Sterling Bank boards of directors to permit these appointments. Upon completion of the merger, the current members of the First Capital Bank board of directors will resign, except for Messrs. Grayson and Whitten, and the members of the Park Sterling board of directors will be appointed to the First Capital Bank board of directors until such time as First Capital Bank is merged with and into Park Sterling Bank.

Election Procedures; Surrender of Stock Certificates and Warrant Certificates

As described above, holders of record of First Capital common stock and First Capital warrants will receive an election form under separate cover. The election form will entitle you to elect to receive cash, Park Sterling common stock or a combination of cash and Park Sterling common stock, or to make no election with respect to the merger consideration that you wish to receive. The election form will also include instructions regarding the surrender of your stock certificates and warrant certificates.

To make a valid election, you must submit a properly completed election form to American Stock Transfer & Trust Company, LLC, which will be acting as the exchange agent, on or before 5:00 p.m., Eastern Time, on December 29, 2015 (or such other date set forth in the election form). As exchange agent, American Stock Transfer & Trust Company, LLC will process the exchange of First Capital common stock certificates or warrant certificates for cash and/or Park Sterling common stock. Shortly after the merger, the exchange agent will allocate cash and shares of Park Sterling common stock among First Capital shareholders and First Capital warrant holders, consistent with their elections, and the allocation and proration procedures. Please do not forward your First Capital stock certificates and warrant certificates and election form with your proxy cards. Stock certificates, warrant certificates and election forms should be returned to the exchange agent in accordance with the instructions contained in the election form. If you do not surrender your First Capital stock certificates or warrant certificates before completion of the merger, you will receive a letter of transmittal from the exchange agent shortly after the merger is completed containing instructions regarding surrender of your stock certificates or warrant certificates, respectively.

You may change your election at any time before the election deadline by written notice accompanied by a properly completed and signed, revised election form received by the exchange agent before the election deadline. You may revoke your election by written notice received by the exchange agent before the election deadline. All elections will be revoked, and stock certificates and warrant certificates returned, automatically if the merger agreement is terminated. If you have a preference for receiving either Park Sterling common stock and/or cash for your First Capital common stock and/or First Capital warrants, you should complete and return the election form. If you do not make an election, you will be allocated Park Sterling common stock and/or cash depending on the elections made by other First Capital shareholders and/or First Capital warrant holders, respectively. You should be aware, however, that if you make an election you will not be able to sell or otherwise transfer your shares of Park Sterling common stock thereafter unless you properly withdraw your election before the election deadline. First Capital shareholders and First Capital warrant holders who do not submit a properly completed election form or who revoke their election form before the election deadline will have their shares of First Capital common stock or First Capital warrants designated as nonelection shares or warrants, respectively.

First Capital shareholders who hold their shares of common stock or First Capital warrants, in “street name” through a bank, broker or other financial institution, and who wish to make an election, should seek instructions from the institution holding their securities concerning how to make the election.

If a First Capital shareholder or First Capital warrant holder makes an election but transfers record ownership of his or her shares or First Capital warrants, respectively, before the completion of the merger, the exchange agent will treat those securities as if no election had been made with respect to them, unless the new record owner makes a new election with respect to those securities before the election deadline.

Conversion of Shares; Exchange of Certificates

The conversion of First Capital common stock and First Capital warrants into the right to receive the merger consideration will occur automatically upon completion of the merger. Park Sterling will deposit with the exchange agent the shares of Park Sterling common stock (or evidence of such shares in book-entry form) and cash to be issued to First Capital shareholders and First Capital warrant holders in exchange for their shares of First Capital common stock and First Capital warrants, respectively.

As soon as reasonably practicable after the exchange agent has completed the allocation and proration procedures, as described above under “– Cash or Stock Election for First Capital Shareholders” or “– Treatment of First Capital Warrants,” respectively, the exchange agent will mail to First Capital shareholders and First Capital warrant holders who have not surrendered their stock certificates or warrant certificates a letter of transmittal with instructions regarding the exchange of their First Capital stock certificates or warrant certificates for the merger consideration.

Upon surrendering your certificates representing shares of First Capital common stock or your warrants, together with the properly executed election form or letter of transmittal and any other required documents, your First Capital stock certificates or First Capital warrant certificates will be cancelled and you will receive the shares of Park Sterling common stock, or a cash payment, or both, as applicable, to which you are entitled in accordance with your election and the merger agreement. You also will receive a cash payment for any fractional shares of Park Sterling common stock that would have been otherwise issuable to you as a result of the merger. Until you surrender your First Capital stock certificates or warrant certificates for exchange, you will not be paid dividends or other distributions declared after the merger with respect to any Park Sterling common stock. No interest will be paid to First Capital shareholders or First Capital warrant holders or accrued with respect to the cash consideration, cash in lieu of fractional shares or unpaid dividends and distributions, if any. Upon completion of the merger, First Capital stock certificates and warrant certificates will no longer represent shares of First Capital common stock and will only represent the right to receive the merger consideration. After the completion of the merger, there will be no further transfers of First Capital common stock or First Capital warrants, except as required to settle trades executed before completion of the merger.

If your stock certificates or warrant certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and that they were lost, stolen or destroyed and an indemnity bond must be purchased at your expense before you receive any consideration for your shares or warrants. Upon request, the exchange agent will send you instructions on how to provide evidence of ownership and the purchase of an indemnity bond for lost stock certificates or warrant certificates.

If any certificate representing shares of Park Sterling’s common stock is to be issued in a name other than that in which the certificate for shares or warrants surrendered in exchange is registered, or cash is to be paid to a person other than the registered holder, it will be a condition of issuance or payment that the certificate for shares or warrants so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting the exchange either:

•	pay to the exchange agent in advance any transfer or other taxes required by reason of the issuance of a certificate or payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the cash or shares of Park Sterling common stock made available to the exchange agent that remains unclaimed by First Capital shareholders or First Capital warrant holders as of the first anniversary of the effective time of the merger will be returned to Park Sterling. After that time, any First Capital shareholder or First Capital warrant holder who has not exchanged shares of First Capital common stock for the merger consideration in accordance with the merger agreement may look only to Park Sterling for payment of the merger consideration and any unpaid dividends or distributions. Nonetheless, none of Park Sterling, First Capital, the exchange agent or any other person will be liable to any First Capital shareholder or First Capital warrant holder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares payable to any First Capital shareholder or First Capital warrant holder the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders or First Capital warrant holders from whom they were withheld.

Dividends and Distributions

Until First Capital common stock certificates and First Capital warrant certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Park Sterling common stock into which shares of First Capital common stock and First Capital warrants may have been converted into the right to receive will accrue, without interest, but will not be paid. Park Sterling will pay to former First Capital shareholders and First Capital warrant holders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their First Capital stock certificates and warrant certificates, respectively.

Before the effective time of the merger, First Capital and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than:

•	dividends paid by any subsidiary of First Capital to First Capital or to any of its wholly owned subsidiaries;

•	the acceptance of shares of First Capital common stock in payment of the exercise price of stock options or withholding taxes incurred in connection with the vesting of restricted shares of First Capital stock granted under a First Capital equity incentive plan, in accordance with past practice;

•	payments to the holders of any trust preferred securities; and

•	quarterly cash dividends, not to exceed $0.01 per share, on the First Capital common stock at times consistent with First Capital’s current practice.

Representations and Warranties

The merger agreement contains customary representations and warranties of First Capital and Park Sterling relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of First Capital, true and correct except to a de minimis extent or, in the case of specific representations and warranties regarding the absence or certain changes or events, true and correct in all respects), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events, has had or is reasonably likely to have a material adverse effect on the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard any effects resulting from (1) changes in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (2) changes in laws, rules or regulations of general applicability to banks or savings associations, and their holding companies generally, or their interpretations by courts or governmental entities, except to the extent such changes have a disproportionate effect on such party as compared to other community banks in the southeastern United States, (3) changes in global or national political conditions or in general economic or market conditions affecting banks, savings associations or their holding companies generally, except to the extent that such changes in general economic or market conditions have a disproportionate effect on such party as compared to other community banks in the southeastern United States or (4) the direct effects on First Capital’s operating performance of negotiating, entering into and compliance with the merger agreement. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Park Sterling and First Capital has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•	financial statements and accounting;

•	broker’s fees payable in connection with the merger;

•	the absence of material adverse changes;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	tax treatment of the merger; and

•	the accuracy of information supplied for inclusion in this Proxy Statement/Prospectus and other similar documents.

In addition, First Capital has made other representations and warranties about itself to Park Sterling as to:

•	employee matters, including employee benefit plans;

•	material contracts;

•	risk management instruments and derivatives;

•	investment and loan portfolios;

•	real property and intellectual property;

•	environmental liabilities;

•	personal and real property leases;

•	securitizations;

•	the inapplicability of state takeover laws; and

•	the receipt of a financial advisor’s opinion.

Park Sterling also has made a representation and warranty to First Capital regarding the availability of cash to pay the cash portion of the merger consideration.

The representations and warranties described above and included in the merger agreement were made by each of Park Sterling and First Capital to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Park Sterling and First Capital in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Park Sterling and First Capital rather than to establish matters as facts. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this Proxy Statement/Prospectus.

Covenants and Agreements

Each of First Capital and Park Sterling has undertaken customary covenants that place restrictions on it and its respective subsidiaries until the effective time of the merger. In general, First Capital agreed to (1) conduct its business in the ordinary course in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, including retaining the services of key officers and employees, and (3) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either party to obtain any necessary regulatory approvals, perform its covenants or complete the merger. First Capital has further agreed that, with certain exceptions and except with Park Sterling’s prior written consent (which will not be unreasonably withheld or delayed), First Capital will not, and will not permit any of its subsidiaries, including First Capital Bank, to, among other things, undertake the following extraordinary actions:

•	incur indebtedness or in any way assume the indebtedness of another person, except in the ordinary course of business;

•	adjust, split, combine or reclassify any of its capital stock;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock, except as set forth under “– Conversion of Shares; Exchange of Certificates” and “– Dividends and Distributions”;

•	issue shares, stock options or other equity-based awards;

•	hire or terminate any employees or independent contractors or enter into any collective-bargaining agreements, except in the ordinary course of business;

•	make any loans in amounts in excess of $4,000,000 or make, renew or amend any loan outside the ordinary course of business;

•	except as contemplated by the merger agreement and solely with respect to employees that are not First Capital executive officers or directors, (1) increase wages, salaries or incentive compensation, (2) pay or provide, or increase or accelerate the accrual rate, vesting or timing or payment or funding of, any compensation or benefit to employees, retired employees, directors or consultants of First Capital and First Capital Bank, (3) establish, adopt or become a party to any new employee benefit or compensation plan or agreement or amend, modify or terminate any existing plan, (4) take any action to fund or secure the payment of compensation or benefits under any of its benefits plans, (5) amend or modify any First Capital warrant or other equity-based right to purchase First Capital capital stock, (6) enter into any collective bargaining agreement or (7) amend, modify or terminate any third-party agreement related to any benefit plan. However, First Capital may make (x) an individual annual merit increase in salary and wages to its officers and employees (other than to its chief executive officer, president or any director) that is in the ordinary course of business and consistent in all material respects with past practice in terms of annual adjustments to salaries and wages (but which are not to exceed $190,000 in the aggregate and 3% on an individual basis), (y) incentive cash bonus awards for 2015 to its officers and employees that are in the ordinary course of business and consistent in all material respects with past practice in terms of timing and type (unless a bona fide agreement specifies that no bonus shall be paid), and (z) retention bonus payments in accordance with the merger agreement;

•	other than in the ordinary course of business or pursuant to contracts in force on the date of the merger agreement, sell, transfer, mortgage, encumber or otherwise dispose of any material assets or properties, or cancel, release or assign any material indebtedness or claims;

•	enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies other than as required by applicable law;

•	make any material investment either by purchase of securities, capital contributions, property transfers or purchase of property or assets;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income-tax purposes;

•	amend any charter documents, take any action to exempt another person from any applicable takeover law or defensive charter provision or terminate, amend or waive any provision of any confidentiality or standstill agreements in place with third parties;

•	restructure or materially change its investment securities portfolio or its gap position;

•	commence or settle any claim where the amount in dispute exceeds $50,000 or would subject First Capital to material restrictions on its or Park Sterling’s operations;

•	take or fail to take any action that is intended, or may be reasonably expected, to cause any of the conditions to the merger to fail to be satisfied;

•	change its tax accounting or financial accounting methods, except as required by applicable law or generally accepted or regulatory accounting principles;

•	file any tax return other than in the ordinary course of business, amend any tax return, make or change any tax election or settle or compromise any tax liability in excess of $50,000;

•	terminate or waive any material provision of any material contract or agreement governing its securities, except in the ordinary course of business (excluding leases);

•	amend, extend or renew any real property lease; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

Park Sterling has agreed that, except with First Capital’s prior written consent, Park Sterling will not, among other things, undertake the following extraordinary actions:

•	amend any charter documents in a manner that would adversely affect First Capital or its shareholders or the transactions contemplated by the merger agreement;

•	take any action or knowingly fail to take any action reasonably likely to prevent the merger from qualifying as a reorganization for federal income-tax purposes;

•	take any action that is intended, or may be reasonably expected, to result in any of the conditions to the merger failing to be satisfied;

•	take any action that would reasonably be expected to prevent, materially impede or materially delay the attainment of any bank regulatory or governmental approval; or

•	agree to take or adopt any resolutions by the board of directors in support of any of the actions prohibited by the preceding bullets.

Park Sterling may, however, pursue and consummate other acquisitions.

The merger agreement also contains mutual covenants relating to the preparation of this Proxy Statement/Prospectus, preparation of applications and other filings necessary to attain any bank regulatory or governmental approval, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. Park Sterling also has agreed to cause the shares of Park Sterling common stock issued in the merger to be approved for listing on NASDAQ.

Reasonable Best Efforts to Obtain the Required Shareholder Vote

First Capital has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the merger agreement and the merger. First Capital will use its reasonable best efforts to obtain such approval. However, First Capital is not obligated to hold a meeting of its shareholders or recommend the merger with Park Sterling if the First Capital board of directors makes an Adverse Recommendation Change (as defined below).

In connection with the special meeting, First Capital’s board of directors is to support and recommend approval of the merger agreement and the transactions contemplated thereby and use its reasonable best efforts to obtain the required shareholder approval unless the First Capital board has received and recommended (or submitted to shareholders) an acquisition proposal from a third party that qualifies as a “superior proposal” as described and under the circumstances set forth in the next section (“– Agreement Not to Solicit Other Offers”).

Agreement Not to Solicit Other Offers

First Capital has agreed that it and its subsidiaries, including First Capital Bank, and their officers, directors, employees, agents and representatives will not, directly or indirectly:

•	solicit, initiate, encourage or facilitate any inquiries or proposals for any “Alternative Transaction” (as defined below); or

•	participate in any discussions or negotiations, or enter into any agreement, regarding any Alternative Transaction.

First Capital also has agreed to cease any existing discussions or negotiations with any persons with respect to any Alternative Proposal (as defined below) and request that all persons other than Park Sterling who have been furnished with confidential information in connection with an Alternative Proposal return or destroy such information.

However, before the special meeting, and subject to entering into a customary confidentiality agreement that is no less favorable to First Capital than its confidentiality agreement with Park Sterling, the First Capital board of directors is permitted to furnish nonpublic information that had been provided, or is concurrently provided, to Park Sterling to a person making an Alternative Proposal and to participate in discussions and negotiations with respect to an unsolicited, written, bona fide Alternative Proposal with the person making the proposal, if (1) First Capital receives an unsolicited written Alternative Proposal that its board of directors believes in good faith to be bona fide, (2) the proposal was not the result of a breach of First Capital’s nonsolicitation provisions, (3) First Capital’s board of directors determines in good faith, after consulting with outside financial and legal counsel, that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and (4) after consulting with outside legal counsel, First Capital’s board of directors determines that failure to so act would be reasonably likely to violate its fiduciary duties under applicable law.

First Capital has agreed to call its shareholder meeting as soon as reasonably practicable to obtain shareholder approval of the merger agreement and the merger and that its board of directors will recommend that its shareholders approve the merger agreement. First Capital has further agreed that its board of directors will not withdraw (or modify or qualify in a manner adverse to Park Sterling) or refuse to recommend its approval of the merger agreement and the merger, or approve, adopt, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (we refer to any such action as an “Adverse Recommendation Change”) or enter into any agreement that is intended to or reasonably likely to lead to an Alternative Proposal. However, before obtaining the First Capital shareholder approval First Capital’s board of directors may, if such board determines in good faith (after consultation with outside counsel) that failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of the merger agreement that may be offered by Park Sterling, make an Adverse Recommendation Change in response to an Alternative Proposal so long as First Capital has not breached its nonsolicitation agreement covenant in any material respect and:

(i)	the First Capital board of directors determines in good faith (after consultation with outside legal and financial advisors) that such Alternative Proposal is a Superior Proposal and such proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of the merger agreement that may be offered by Park Sterling pursuant to the merger agreement;

(ii)	First Capital has given Park Sterling at least four business days’ prior written notice of its intention to take such action and specifying the material terms and conditions of any such Superior Proposal and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Superior Proposal; and

(iii)	before effecting such an Adverse Recommendation Change, First Capital has negotiated, and has caused its representatives to negotiate, in good faith with Park Sterling during such notice period to the extent Park Sterling wishes to negotiate, to enable Park Sterling to revise the terms of the merger agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

First Capital has agreed that, in the event of any material change to a Superior Proposal, it will comply with the above notice and negotiation obligations with respect to such changed proposal.

First Capital has further agreed to notify Park Sterling promptly (but in no event later than 24 hours) in writing after it receives any Alternative Proposal, or any material change to any Alternative Proposal, or any request for nonpublic information relating to First Capital or any of its subsidiaries, or if it enters into discussions or negotiations concerning any Alternative Proposal; and to keep Park Sterling fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such Alternative Proposal.

As used in the merger agreement, “Alternative Proposal” means any inquiry or proposal regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving First Capital or any of its subsidiaries that, if completed, would constitute an Alternative Transaction.

As used in the merger agreement, “Alternative Transaction” means:

•	a transaction pursuant to which any person (or group of persons) other than Park Sterling or its affiliates, directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of First Capital common stock or outstanding voting power or of any new series or new class of First Capital preferred stock that would be entitled to a class or series vote with respect to the merger, whether from First Capital or pursuant to a tender offer or exchange offer or otherwise;

•	a merger, share exchange, consolidation or other business combination involving First Capital (other than the merger being described in this Proxy Statement/Prospectus);

•	any transaction pursuant to which any person (or group of persons) other than Park Sterling or its affiliates acquires or would acquire control of assets (including, for this purpose, the outstanding equity securities of subsidiaries of First Capital and securities of the entity surviving any merger or business combination including any of First Capital’s subsidiaries) of First Capital, or any of its subsidiaries representing more than 15% of the fair market value of all the assets, deposits, net revenues or net income of First Capital and its subsidiaries, taken as a whole, immediately before such transaction; or

•	any other consolidation, business combination, recapitalization or similar transaction involving First Capital or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of First Capital common stock immediately before the transaction do not, in the aggregate, own at least 85% of each of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in the transaction immediately after the completion of the transaction in substantially the same proportion as the holders held their shares of First Capital common stock immediately before the completion of the transaction.

As used in the merger agreement, “Superior Proposal” means:

•	any unsolicited bona fide written Alternative Proposal (with the relevant percentages in the definition of such term changed from 15% to 50%) that First Capital’s board determines in good faith (after consultation with outside counsel and its financial advisor) and taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal that, if consummated, would be more favorable to its shareholders from a financial point of view than the transactions contemplated by the merger agreement and, if accepted, would be reasonably likely to be completed on the terms proposed on a timely basis.

Expenses and Fees

In general, each of Park Sterling and First Capital will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, the costs and expenses of printing and mailing this Proxy Statement/Prospectus, and all filing and other fees paid to the SEC in connection with the merger, shall be borne equally by First Capital and Park Sterling. Also, under certain circumstances, First Capital has agreed to reimburse up to $500,000 of Park Sterling’s out-of-pocket legal, due diligence and consulting expenses if the merger is not completed under certain circumstances. See “– Termination of the Merger Agreement.”

Employee Matters

Park Sterling has agreed that, following the effective time of the merger, it will integrate the employees of First Capital and its subsidiaries, including First Capital Bank, into Park Sterling’s benefit plans as quickly as practicable. Park Sterling has agreed that such employees, or dependents of such employees, will not experience a gap in coverage, will receive credit for any co-payments and deductibles paid under First Capital’s health plan for the year in which coverage under Park Sterling’s health plan commences and will not be subject to any preexisting conditions under Park Sterling’s health plan. Employees of First Capital will receive prior service credit for benefit accrual purposes under Park Sterling’s compensation and benefit plans.

Park Sterling has agreed to take all necessary and appropriate actions to allow the First Capital employees to participate in Park Sterling’s 401(k) plan as soon as practicable following the effective time of the merger and, upon Park Sterling’s request, First Capital has agreed to take all necessary and appropriate action to cause the First Capital 401(k) plan to be frozen as to future contributions or terminate such plan, in each case, immediately before the effective time of the merger.

Park Sterling may make up to $190,000 of retention bonus payments to employees and officers of First Capital for the purpose of encouraging such employees and officers to continue in Park Sterling’s employ after the closing (see “The Merger – First Capital’s Directors and Officers Have Financial Interests in the Merger”).

Park Sterling has agreed, for any First Capital employee who does not have an agreement with Park Sterling, First Capital or any of their respective subsidiaries that provides for payments in connection with a termination of employment or a change in control, and who, within six months after the effective time, is (i) terminated by Park Sterling for a reduction in force or as a result of a business restructuring or relocation of a business function or (ii) voluntarily resigns after having his or her base salary materially decreased, to pay such employee (after signing a customary release) severance pay equal to two weeks of such employee’s base salary or base weekly wage rate for each year of service to First Capital (with a minimum of four weeks and a maximum of 16 weeks of severance pay). However, Park Sterling has no obligation to continue the employment of any First Capital employee for any period following the merger.

Indemnification and Insurance

The merger agreement requires Park Sterling to maintain in effect for and in accordance with their terms the current rights of First Capital directors, officers and employees to indemnification under the First Capital articles of incorporation or the First Capital bylaws or disclosed agreements of First Capital. The merger agreement also provides that, upon completion of the merger, Park Sterling will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of First Capital and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent permitted by applicable laws.

The merger agreement provides that Park Sterling will maintain for a period of six years after completion of the merger First Capital’s current directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amount and containing terms and conditions that are not less advantageous than the current policy, with respect to acts or omissions occurring before the effective time of the merger, except that Park Sterling is not required to incur annual premium expense greater than 200% of First Capital’s current annual directors’ and officers’ liability insurance premium.

Certain Park Sterling Commitments

Park Sterling agreed to use all reasonable efforts to create a Richmond advisory board to support its strategic direction, business development and community activities in the Richmond, Virginia market. Park Sterling is required to invite all nonemployee directors of First Capital (other than those appointed to the Park Sterling board) to serve on such advisory board (see “The Merger – First Capital’s Directors and Officers Have Financial Interests in the Merger”).

Park Sterling has also agreed to take all actions necessary to assume First Capital’s obligations under the indenture for First Capital’s existing floating rate junior subordinated debt securities and to assume First Capital’s obligations under guaranty agreements related to the preferred trust securities issued by one of its subsidiaries.

Conditions to Complete the Merger

The respective obligations of Park Sterling and First Capital to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the approval of and adoption of the merger agreement by First Capital shareholders;

•	the approval of the listing of Park Sterling common stock to be issued in the merger on NASDAQ, subject to official notice of issuance;

•	the effectiveness of the registration statement of which this Proxy Statement/Prospectus is a part with respect to the Park Sterling common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the absence of any law, statute, regulation, judgment, decree, injunction or other order in effect by any court or other governmental entity that prohibits completion of the transactions contemplated by the merger agreement;

•	the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger (in the case of the conditions to Park Sterling’s obligation to complete the merger, without any conditions or restrictions that would have a material adverse effect on either First Capital or Park Sterling, measured on a scale relative to First Capital); and

•	the truth and correctness of the representations and warranties of the other party in the merger agreement, subject to the standards provided in the merger agreement, and the performance by the other party in all material respects of its obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect.

The obligation of Park Sterling to complete the merger is also subject to the satisfaction or waiver of a number of other conditions, including:

•	the receipt by Park Sterling of a legal opinion with respect to certain federal income-tax consequences of the merger;

•	Park Sterling must have received from each director of First Capital an executed support agreement, each in the form attached as an exhibit to the merger agreement and each of which shall be in full force and effect (see Appendix C);

•	Park Sterling must have received from each nonemployee director of First Capital who will become a member of Park Sterling’s board of directors or Park Sterling’s new Richmond advisory board and each employee director of First Capital a noncompetition agreement each in the form attached as an exhibit to the merger agreement and each of which shall be in full force and effect;

•	the number of shares of First Capital common stock whose holders are seeking appraisal rights under the VSCA does not represent 5% or more of the outstanding shares of First Capital common stock;

•	First Capital shall have provided evidence reasonably satisfactory to Park Sterling that First Capital has taken all necessary and appropriate actions to amend, freeze and/or terminate certain First Capital benefit plans requested by Park Sterling; and

•	Park Sterling shall have received resignations, effective as of the effective time of the merger, from all of the directors of First Capital and First Capital Bank.

The obligation of First Capital to complete the merger is also subject to the satisfaction or waiver of a number of other conditions, including the receipt by First Capital of a legal opinion with respect to certain federal income-tax consequences of the merger.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or, if applicable, waived by the appropriate party. As of the date of this Proxy Statement/Prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time before completion of the merger by mutual consent, if authorized by each of our boards of directors, or by either party in the following circumstances:

•	if any of the required regulatory approvals are denied (and the denial is final and nonappealable);

•	if the merger has not been completed by August 1, 2016, unless the failure to complete the merger by that date is due to the terminating party’s failure to abide by the merger agreement; or

•	if there is a breach by the other party that would cause the failure of the closing conditions described above, unless the breach is capable of being, and is, cured within 45 days’ notice of the breach.

Park Sterling may terminate the merger agreement:

•	if the First Capital board of directors fails to recommend that First Capital shareholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling, makes public statements inconsistent with its recommendation of the merger to First Capital shareholders or recommends to the First Capital shareholders a competing merger proposal; or

•	if approval of the First Capital shareholders is not obtained.

First Capital may terminate the merger agreement if it receives, and has determined to accept, a Superior Proposal (as described above under “– Agreement Not to Solicit Other Offers”).

First Capital will be required to pay Park Sterling a termination fee in the amount of $3.25 million, plus up to $500,000 of Park Sterling’s out-of-pocket legal, due diligence and consulting expenses in connection with the proposed merger, if:

•	the merger agreement is duly terminated by Park Sterling due to the breach of a representation, warranty or covenant in the merger agreement by First Capital, and before such termination, an Alternative Transaction was commenced, publicly proposed or publicly disclosed, or an Alternative Proposal was received (as described above under “– Agreement Not to Solicit Other Offers”), and within 12 months after such termination, First Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction;

•	the merger agreement is terminated by First Capital due to First Capital having received a Superior Proposal (as described above under “– Agreement Not to Solicit Other Offers”) and the First Capital board of directors has determined to accept such Superior Proposal;

•	the merger agreement is terminated by Park Sterling because the First Capital board of directors fails to recommend that First Capital shareholders approve and adopt the merger agreement, withdraws or modifies its recommendation in a manner adverse to Park Sterling, or makes public statements inconsistent with its recommendation of the merger to First Capital shareholders, or recommends to First Capital shareholders a competing merger proposal; or

•	after receiving an Alternative Proposal, the First Capital board of directors fails to convene the special meeting to approve the merger with Park Sterling, and within 12 months of receiving the Alternative Proposal, First Capital has entered into a definitive written agreement relating to an Alternative Transaction or consummated an Alternative Transaction.

Effect of Termination

If the merger agreement is terminated, it will become void, and there will be no liability on the part of Park Sterling or First Capital, except that (1) both Park Sterling and First Capital will remain liable for any willful breach of the merger agreement and (2) designated provisions of the merger agreement, including the payment of fees and expenses, the confidential treatment of information and publicity restrictions, will survive the termination.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors. However, after any approval of the transactions contemplated by the merger agreement by the First Capital shareholders, there may not be, without further approval of the shareholders, any amendment of the merger agreement that (1) changes the amount or the form of the consideration to be delivered to the holders of First Capital common stock, (2) changes any term of the articles of incorporation of Park Sterling, if such change would adversely affect the holders of any First Capital securities, other than as contemplated by the merger agreement, (3) changes any of the terms and conditions of the merger agreement, if such change would adversely affect the holders of any First Capital securities, other than as contemplated by the merger agreement, or (4) by applicable law otherwise requiring further approval of the First Capital shareholders. Any amendment of the merger agreement must be in writing signed by each of Park Sterling and First Capital.

At any time before the completion of the merger, each of Park Sterling and First Capital, by action taken or authorized by its respective board of directors, to the extent legally allowed, may:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; or

•	waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

DESCRIPTION OF THE COMMON STOCK OF PARK STERLING CORPORATION

Park Sterling’s articles of incorporation authorize the issuance of up to 200,000,000 shares of common stock, par value $1.00 per share, of which, as of November 16, 2015, 44,859,276 shares are issued and outstanding, including approximately 965,744 shares that have voting rights but no economic interest related to unvested shares of restricted stock, 2,099,467 shares underlying options currently outstanding and 647,304 shares reserved or otherwise set aside for issuance in connection with outstanding employee stock options or future grants of stock options, restricted stock or other equity-based awards pursuant to Park Sterling’s equity incentive plans, and 5,000,000 shares of preferred stock, no par value, of which none are issued and outstanding. Each holder of outstanding Park Sterling common stock is entitled to one vote per share on any issue requiring a vote at any meeting of shareholders. The Park Sterling board of directors is divided into three classes, which are as nearly equal in number as possible. Shareholders do not have cumulative voting rights in the election of directors. The shares of Park Sterling common stock are not subject to any redemption provisions, nor are they convertible into any other security or property of Park Sterling. Holders of shares of Park Sterling common stock will not have the benefit of a sinking fund. No holder of any class of Park Sterling capital stock has preemptive rights with respect to the issuance of shares of that or any other class of capital stock. Holders of Park Sterling common stock are entitled to dividends when, as and if declared by Park Sterling’s board of directors from funds legally available, whether in cash or in stock, as more particularly described below under “Comparison of Shareholders’ Rights for Existing First Capital Shareholders.” As more particularly described below under “Comparison of Shareholders’ Rights for Existing First Capital Shareholders,” Park Sterling’s articles of incorporation and bylaws contain protective provisions that would have the effect of impeding an attempt to change or remove Park Sterling’s management or to gain control of Park Sterling in a transaction not supported by its board of directors.

COMPARISON OF SHAREHOLDERS’ RIGHTS FOR EXISTING FIRST CAPITAL SHAREHOLDERS

When the merger becomes effective, holders of First Capital common stock who elect to receive Park Sterling common stock as merger consideration, or who otherwise receive Park Sterling common stock due to the proration of their cash merger consideration election, as described elsewhere in this Proxy Statement/Prospectus, will become holders of Park Sterling common stock. The following is a summary of material differences between the rights of holders of Park Sterling common stock and the rights of holders of First Capital common stock. Since Park Sterling is organized under the laws of the State of North Carolina and First Capital is organized under the laws of the Commonwealth of Virginia, differences in the rights of holders of Park Sterling common stock and those of holders of First Capital common stock arise from differing provisions of the North Carolina Business Corporation Act (the “NCBCA”) and the VSCA, in addition to differing provisions of their respective articles of incorporation and bylaws.

The following summary does not purport to be a complete statement of the provisions affecting and differences between the rights of holders of Park Sterling common stock and the rights of holders of First Capital common stock. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the NCBCA and the VSCA and the governing corporate documents of Park Sterling and First Capital, to which the shareholders of First Capital are referred.

PARK STERLING	FIRST CAPITAL
Authorized Capital Stock

Common Stock. Park Sterling’s authorized common stock consists of 200,000,000 shares of common stock, $1.00 par value per share. As of November 16, 2015, there were 44,859,276 shares of Park Sterling common stock issued and outstanding, of which 965,744 shares have voting rights but no economic interest related to unvested shares of restricted stock. As of November 16, 2015, there were (i) 2,099,467 shares of Park Sterling common stock underlying options currently outstanding and (ii) 647,304 shares of Park Sterling common stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved or otherwise set aside for issuance pursuant to employee and director stock plans of Park Sterling in effect as of such date. Except for the preferred stock discussed below, there are no other classes of capital stock authorized for issuance by Park Sterling.	Common Stock. First Capital’s authorized common stock consists of 30,000,000 shares of common stock, $0.01 par value per share. As of November 16, 2015, there were 13,021,516 shares of First Capital common stock issued and outstanding, of which 277,330 shares are shares of unvested restricted stock issued pursuant to First Capital’s equity incentive plans. As of November 16, 2015, there were (i) 133,300 shares of First Capital common stock underlying options currently outstanding, all of which are currently vested and exercisable, (ii) 3,746,019 shares of First Capital common stock issuable upon the exercise of warrants currently outstanding and (iii) 238,500 shares of First Capital common stock available in connection with future grants of restricted stock and other equity-based awards, in each case reserved or otherwise set aside for issuance pursuant to employee and director stock plans of First Capital in effect as of such date. In addition, as of November 16, 2015, there were 7,492,038 warrants outstanding, each requiring First Capital to issue to the holder for purchase one-half share of First Capital common stock for the price of $2.00 per whole share. Except for the preferred stock discussed below, there are no other classes of capital stock authorized for issuance by First Capital.

PARK STERLING	FIRST CAPITAL
Preferred Stock. Park Sterling’s authorized preferred stock consists of 5,000,000 shares, no par value. Park Sterling’s articles of incorporation authorize the Park Sterling board of directors to fix the number, designation, powers, preferences and relative rights of the shares of each series of preferred stock issued by Park Sterling. As of the date of this Proxy Statement/Prospectus, there were no shares of Park Sterling preferred stock issued or outstanding.	Preferred Stock. First Capital’s authorized preferred stock consists of 2,000,000 shares, $4.00 par value per share. First Capital’s articles of incorporation authorize the First Capital board of directors to establish the number of shares to be included in each series of preferred stock and to fix the designation, powers, preferences and rights of each series of preferred stock, including any qualifications, limitations and restrictions. As of the date of this Proxy Statement/Prospectus, there were no shares of First Capital preferred stock issued and outstanding.

Mergers, Share Exchanges and Sales of Assets

The NCBCA provides that, generally, any merger or share exchange may be submitted to the shareholders of Park Sterling only if approved by the Park Sterling board of directors. If submitted to Park Sterling’s shareholders, such action generally must be approved by each voting group entitled to vote separately on the action by a majority of all the votes entitled to be cast by the voting group.

If Park Sterling is the surviving corporation, its shareholders’ approval is not required if: (i) its articles of incorporation will not be changed; (ii) each shareholder whose shares were outstanding immediately before the effective date of the merger will hold the same shares, with identical preferences, limitations and relative rights, immediately after the effective date of the merger; (iii) the number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of voting shares of the surviving corporation outstanding immediately before the merger; and (iv) the number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger (either by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger) will not exceed by more than 20% the total number of participating shares outstanding immediately before the merger. As these four criteria are satisfied, Park Sterling’s shareholders are not required to approve the merger with First Capital.

Under the VSCA, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. However, no such corporate action may be approved by a vote of less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists. Certain corporate actions requiring a more than two-thirds vote include: approval of plans of merger or share exchange, sale of all or substantially all of the assets of a corporation other than in the ordinary course of business and adoption of plans of dissolution.

First Capital’s articles of incorporation require the approval of the holders of at least 80% of First Capital’s outstanding shares of voting stock to approve any merger, share exchange or sale of all or substantially all of the assets of First Capital other than in the regular course of business, unless the proposed transaction has been approved and recommended by at least a two-thirds vote of the First Capital Board of Directors. If the transaction has been approved and recommended by at least two-thirds of the board of directors, then only a majority of the First Capital shares entitled to vote is required to approve the proposed transaction.

PARK STERLING	FIRST CAPITAL
In addition, Park Sterling’s articles of incorporation provide that certain fundamental corporate transactions to which Park Sterling or any subsidiary is a party, such as a merger, share exchange, sale of more than $1 million of assets or issuance of more than $1 million in securities, with any Interested Shareholder (as defined below) or any other corporation (whether or not itself an Interested Shareholder) that is, or after such merger or consolidation would be, an affiliate of an Interested Shareholder require the affirmative vote of (i) the holders of not less than 66-2/3% of the voting power of all shares of stock entitled to vote in the election of such entity’s directors that are not beneficially owned by any Interested Shareholder, voting together as a single class, and (ii) 80% of the voting power of all shares of stock entitled to vote in the election of such entity’s directors, voting together as a single class, unless, in either case, such transaction is approved by a majority of the disinterested directors of Park Sterling or such subsidiary, as the case may be. “Interested Shareholder” means any person or entity who or which is the beneficial owner, directly or indirectly, of 5% or more of the outstanding shares of stock entitled to vote in the election of directors.

Amendments to the Articles of Incorporation

The NCBCA provides that a North Carolina corporation’s articles of incorporation may be amended only upon approval by a majority of the votes cast within each voting group entitled to vote. Park Sterling’s articles of incorporation further require the affirmative vote of 80% of the outstanding shares of capital stock entitled to vote in the election of Park Sterling’s directors, voting together as a single class, in order to amend, repeal or adopt any provision or take any action inconsistent with Article 6 of the articles of incorporation, which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors.

The VSCA generally requires that, in order to be adopted, an amendment to the articles of incorporation must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the VSCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, no amendment to the articles of incorporation may be approved by a vote of less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

First Capital’s articles of incorporation require the approval of the holders of at least 80% of First Capital’s outstanding shares of voting stock to approve any amendment of First Capital’s articles of incorporation, unless the proposed amendment has been approved and recommended by at least a two-thirds vote of the First Capital board of directors. If the amendment has been approved and recommended by at least two-thirds of the board of directors, then only a majority of the First Capital shares entitled to vote is required to approve the proposed amendment.

PARK STERLING	FIRST CAPITAL
Amendments to the Bylaws

Park Sterling’s bylaws provide that, generally, the Park Sterling board of directors may amend or repeal and replace the Park Sterling bylaws by the affirmative vote of a majority of the number of directors then in office at any regular or special board meeting. The Park Sterling board of directors cannot amend, repeal or adopt a bylaw: (i) requiring more than a majority of the voting shares for a quorum at a meeting of shareholders or more than a majority of the votes cast to constitute action by the shareholders, except where required by law; (ii) providing for the management of Park Sterling other than by the Park Sterling board of directors or its executive committee; (iii) increasing or decreasing the authorized number of directors beyond the maximum or minimum number set forth in Park Sterling’s articles of incorporation; or (iv) that is inconsistent with Article 6 of Park Sterling’s articles of incorporation (which, among other things, sets the range for the number of directors, prescribes three classes of directors and governs the removal of directors and the filling of vacancies on the Park Sterling board of directors). The Park Sterling board of directors also cannot alter or repeal any bylaw adopted or amended by Park Sterling’s shareholders, except when Park Sterling’s articles of incorporation or a bylaw adopted by the shareholders authorizes the Park Sterling board of directors to adopt or repeal any such bylaw.

Park Sterling’s bylaws also provide that its shareholders may amend or repeal and replace the bylaws at any annual meeting or at a special meeting called for such purpose. However, no bylaw may be amended, repealed or adopted that is inconsistent with Article 6 of the Park Sterling articles of incorporation without the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

Under the VSCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors or, if a quorum exists, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

First Capital’s bylaws, by their terms, may be amended or repealed, in whole or in part, by a vote of at least two-thirds of the board of directors or by the holders of at least two-thirds of all shares entitled to vote by each voting group of the shareholders. However, only a majority of all votes entitled to be cast by each group of shareholders is required to amend or repeal the bylaws if two-thirds of the board of directors has recommended the action. Bylaws made or amended by the board of directors may be altered or repealed by the shareholders, but they remain in effect unless and until altered or repealed by the shareholders.

Shareholders’ Rights of Dissent and Appraisal

The NCBCA provides that shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares. However, the NCBCA provides that for any merger, share exchange or sale or exchange of property, dissenters’ rights are not available to the shareholders of a corporation, such as Park Sterling, that is either listed on a national securities exchange or held by more than 2,000 shareholders of record, unless (i) the articles of	Under the VSCA, shareholders are generally entitled to dissent from and obtain payment of the fair value of their shares when a merger or consolidation of business entities occurs. However, the VSCA provides that appraisal rights are not available with respect to any class or series of stock that is either listed on a national securities exchange or held of record by more than 2,000 holders, unless, (i) under the terms of the transaction, holders are required to accept anything other than shares of publicly traded

PARK STERLING	FIRST CAPITAL

incorporation of the corporation provide otherwise or (ii) in the case of a merger or share exchange, the holders of the shares are required to accept anything other than (a) cash, (b) shares in another corporation that are either listed on a national securities exchange or held by more than 2,000 shareholders of record or (c) a combination of cash and such shares. Park Sterling’s articles of incorporation do not authorize any special dissenters’ rights.	stock of the acquirer and/or cash in lieu of fractional shares, or (ii) the transaction is an “interested transaction” under the applicable provisions of the VSCA. First Capital’s shareholders are entitled to appraisal rights in connection with the proposed merger with Park Sterling because one shareholder of First Capital owns more than 20% of its outstanding common stock, which means the proposed merger constitutes an “interested transaction.”

Special Meetings of Shareholders

Park Sterling’s bylaws provide that special meetings of the shareholders of Park Sterling may be called at any time by the Park Sterling board of directors, the chairman of the Park Sterling board of directors or Park Sterling’s Chief Executive Officer.	First Capital’s bylaws provide that special meetings of the shareholders of First Capital may be called by the chairman of the First Capital board of directors, by a majority of the First Capital board of directors or by the president of First Capital.

Shareholder Nominations and Shareholder Proposals

Park Sterling’s bylaws provide that persons may be nominated to the Park Sterling board of directors at Park Sterling’s annual meeting of shareholders: (i) by or at the direction of the Park Sterling board of directors or (ii) by any Park Sterling shareholder, if made pursuant to timely notice, generally between 60 and 90 days before the first anniversary of the preceding year’s annual meeting, and containing certain information delivered in writing to Park Sterling’s corporate secretary.

Similarly, any Park Sterling shareholder intending to make a proposal for consideration at a regularly scheduled annual meeting of shareholders must provide notice to Park Sterling’s corporate secretary, generally between 60 and 90 days before the anniversary of the preceding year’s annual meeting, and containing certain information delivered in writing to Park Sterling’s corporate secretary.

First Capital’s bylaws provide that, subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, persons may be nominated to the First Capital board of directors: (i) by the First Capital board of directors or by a committee appointed by the board of directors or (ii) by any First Capital shareholder, if made pursuant to timely notice 90 days in advance of First Capital’s annual meeting or, in the event that the election is to occur at a special meeting, by the close of business on the seventh day following the date on which notice of the special meeting is given to the shareholders. Notice must be given in writing, either by personal delivery or US mail, postage prepaid, to First Capital’s corporate secretary and must contain certain information.

Any First Capital shareholder may also make a proposal for consideration at a regularly scheduled annual meeting of shareholders, by providing notice in writing, either by personal delivery or US mail, postage prepaid, to First Capital’s corporate secretary not later than 90 days prior to the annual meeting.

Limitations on Shareholder Voting Power

Park Sterling’s articles of incorporation and bylaws do not restrict the voting power of shareholders who own large percentages of Park Sterling’s outstanding common stock. As a result, a shareholder who acquires a certain portion of Park Sterling’s common stock may exercise a significant level of control over Park Sterling through the voting power represented by such ownership of common stock.	First Capital’s articles of incorporation and bylaws authorize shareholders to one vote per share of common stock held and do not restrict the voting power of shareholders who own large percentages of First Capital’s outstanding common stock. As a result, a shareholder who acquires a certain portion of First Capital’s common stock may exercise a significant level of control over First Capital through the voting power represented by such ownership of common stock.

PARK STERLING	FIRST CAPITAL
Directors

Number of Directors

Park Sterling’s articles of incorporation provide the Park Sterling board of directors shall have not less than six nor more than 19 directors, as determined from time to time by the affirmative vote of a majority of the directors then in office. Currently, the number of directors serving on the Park Sterling board of directors has been fixed at 10 directors and there are 10 directors serving on the board with no vacancies.	First Capital’s articles of incorporation provide that the number of directors on board of directors shall be fixed by the bylaws. First Capital’s bylaws provide the First Capital board of directors shall be at least seven but not more than 13 in number. Currently, the number of directors serving on the First Capital board of directors has been fixed at 12 directors and there are 12 directors serving on the board with no vacancies.

Classification

Park Sterling’s articles of incorporation provide that the Park Sterling board of directors shall be divided into three classes, with directors serving staggered three-year terms.	First Capital’s articles of incorporation provide that the First Capital board of directors shall be divided into three classes, with directors serving staggered three-year terms.

Election of Directors

Park Sterling’s bylaws provide that directors are to be elected by a plurality of the votes cast by the shares entitled to vote in the election of directors at a meeting at which a quorum is present.

Under the VSCA, unless the articles of incorporation or bylaws provide otherwise, directors are to be elected at each annual meeting of the shareholders by the affirmative vote of a plurality of the shares represented at such meeting.

Since First Capital’s articles of incorporation and bylaws do not otherwise provide, board members are to be elected at the annual meeting by the affirmative vote of a plurality of the shares represented at such meeting.

Removal

Under Park Sterling’s articles of incorporation and bylaws, Park Sterling directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of Park Sterling capital stock entitled to vote in the election of directors, voting together as a single class. A director may not be removed by the shareholders at a meeting unless the notice of the meeting states that one of the purposes of the meeting is the removal of the director. If any directors are removed, new directors may be elected to fill the resulting vacancies at the same meeting. Notwithstanding the foregoing, the affirmative vote of the holders of not less than 80% of the outstanding shares of Park Sterling capital stock entitled to vote in the election of directors, voting together as a single class, is required to take any action inconsistent with the foregoing requirement.	First Capital’s articles of incorporation and bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote.

PARK STERLING	FIRST CAPITAL
Vacancy

Park Sterling’s articles of incorporation provide that if a vacancy occurs on the Park Sterling board of directors between annual meetings of shareholders at which directors are elected, including vacancies resulting from an increase in the number of directors, the vacancy shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum or by a sole remaining director.	First Capital’s articles of incorporation and bylaws provide that if a vacancy occurs on the board of directors between annual meetings of shareholders at which directors are elected, including vacancies resulting from an increase in the number of directors, the vacancy may be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum or by a sole remaining director. The successor elected at the annual meeting shall serve a term that coincides with the remaining term of the class to which the successor was elected.

Discharge of Duties

The NCBCA requires that a director discharge his or her duties (i) in good faith, (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances and (iii) in a manner the director reasonably believes to be in the best interests of the corporation. The NCBCA expressly provides that a director facing a change of control situation is not subject to any different duties or to a higher standard of care.	The VSCA requires that a director discharge his or her duties in accordance with the director’s good faith business judgment of the best interests of the corporation.

Exculpation

The NCBCA provides that the articles of incorporation of a North Carolina corporation may limit or eliminate the personal liability of any director arising out of an action, whether by or in the right of the corporation or otherwise, for monetary damages for breach of any duty as a director, except that no limitation or limitation of liability is permitted with respect to: (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) unlawful distributions, and (iii) any transaction from which the director derived an improper personal benefit.

Park Sterling’s articles of incorporation provide that the personal liability of each director of Park Sterling is eliminated to the fullest extent permitted by the NCBCA.

The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (a) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (b) the greater of (i) $100,000 or (ii) the amount of cash compensation received by the officer or director from the corporation during the 12 months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

The articles of incorporation First Capital provide that, to the full extent that the VSCA permits the limitation or elimination of liability of directors or officers, a director or officer of First Capital is not liable to his or her respective corporation or its shareholders for monetary damages

PARK STERLING	FIRST CAPITAL
Consideration of Business Combinations

Neither Park Sterling’s articles of incorporation nor its bylaws specify any factors to which the Park Sterling board of directors must give consideration in evaluating a transaction involving a potential change in control of Park Sterling. For a discussion of the factors considered by the Park Sterling board of directors in connection with the merger, see “The Merger – Park Sterling’s Reasons for the Merger.”	Neither First Capital’s articles of incorporation nor its bylaws specify any factors to which the First Capital board of directors must give consideration in evaluating a transaction involving a potential change in control of First Capital. For a discussion of the factors considered by the First Capital board of directors in connection with the merger, see “The Merger – First Capital’s Reasons for the Merger and Recommendation of the First Capital Board of Directors.”

Anti-Takeover Statutes

North Carolina has two anti-takeover statutes in force, the Shareholder Protection Act and the Control Share Acquisition Act.

The North Carolina Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, the affirmative vote of the holders of 95% of the outstanding shares of a corporation’s common stock (excluding shares owned by an “interested shareholder”) is required to approve certain business combination transactions with another entity that is the beneficial owner of more than 20% of the corporation’s voting shares or that is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. The act permits corporations to opt out by adopting provisions to that effect in their articles of incorporation or bylaws. Park Sterling has opted out of the North Carolina Shareholder Protection Act.

Virginia has two anti-takeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

The Affiliated Transactions Statute of the VSCA contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, or other dispositions of material assets, issuances of securities, dissolutions and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority (but not less than two) of the “disinterested directors” (as defined under the VSCA) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if: (i) the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder; (ii) the affiliated transaction has been approved by a majority of the disinterested directors; or (iii) subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

PARK STERLING	FIRST CAPITAL
The North Carolina Control Share Acquisition Act is designed to protect shareholders of publicly owned corporations based and incorporated in North Carolina against certain changes in control and to provide shareholders with the opportunity to vote on whether to afford voting rights to certain types of shareholders. The act is triggered by the acquisition by a person of shares of voting stock of a covered corporation that, when added to all other shares beneficially owned by the person, would result in that person holding one-fifth, one-third or a majority of voting power for the election of directors. Under the act, the shares acquired that result in the crossing of any of these thresholds have no voting rights until such rights are conferred by the affirmative vote of the holders of a majority of all outstanding voting shares, excluding those shares held by any person involved or proposing to be involved in the acquisition of shares in excess of the thresholds, any officer of the corporation and any employee of the corporation who is also a director of the corporation. If voting rights are conferred on the acquired shares, all shareholders of the corporation may require that their shares be redeemed at the highest price paid per share by the acquirer for any of the acquired shares. Park Sterling has opted out of the North Carolina Control Share Acquisition Act as permitted by the act.

Under the VSCA’s Control Share Acquisitions Statute, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of one-fifth, one-third and a majority of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied unless: (i) conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or (ii) among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation, such shares are acquired directly from the corporation, or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for such shares if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

The provisions of the Affiliated Transactions Statute are only applicable to corporations with more than 300 shareholders of record and the provisions of the Control Share Acquisitions Statute are only applicable to public corporations. Corporations may opt out of the Affiliated Transactions Statute or the Control Share Acquisitions Statute in their articles of incorporation or bylaws. First Capital has not opted out of either the Affiliated Transactions Statute or the Control Share Acquisitions Statute.

Indemnification of Directors and Officers

Under the NCBCA, a corporation may indemnify any director against liability if such person acted in his or her official capacity as a director and (i) conducted himself or herself in good faith; (ii) reasonably believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the best interests of the corporation, and in all other cases, that his or her conduct was at least not opposed to the	The VSCA contains indemnification provisions comparable to the NCBCA, except that the VSCA does not (i) permit indemnification of a director by a corporation in connection with a proceeding by or in the right of the corporation, whether or not the director is ultimately adjudged liable, except for reasonable expenses incurred in connection with the proceeding and provided the director meets the

PARK STERLING	FIRST CAPITAL

corporation’s best interests; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Also under the NCBCA, a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation in which such person was held liable to the corporation or in connection with a proceeding in which such person was held liable on the basis that personal benefit was improperly received by him or her.

Unless limited by its articles of incorporation, a North Carolina corporation must indemnify, against reasonable expenses incurred, a director who is wholly successful, on the merits or otherwise, in defending any proceeding to which the director was a party because of his or her status as a director of the corporation. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding if that director furnishes the corporation a written undertaking to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against such expenses. A director may apply for court-ordered indemnification under certain circumstances.

Under the NCBCA, unless a corporation’s articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director and (ii) the corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director.

In addition and separate from the indemnification rights discussed above, the NCBCA provides that a corporation may also elect to indemnify or agree to indemnify any one or more of its directors, officers, employees or agents against liability and expenses in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities. This expanded indemnity right permits a corporation to indemnify its directors, officers, employee or agents under circumstances in which such indemnitee is adjudged liable to the corporation in an action brought by or in the right of the corporation. Unlike the indemnification rights discussed above, this provision of the NCBCA only limits indemnity under circumstances in which the indemnitee knew or believed his or her actions to be applicable standard set forth in the VSCA, and (ii) provide for expanded indemnification in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) that is limited only if the indemnitee knew or believed his or her actions to be clearly in conflict with the best interests of the corporation.

First Capital’s articles of incorporation provide for indemnification, to the fullest extent legally permissible by the VSCA, for each director or officer against liabilities, fines, penalties and claims imposed upon or asserted against him or her (including amounts paid in settlement) by reason of having been a director of officer, and against all expenses (including counsel fees) reasonably incurred by him or her in connection therewith. Indemnification is not available where a director or officer is finally adjudged liable by reason of his or her willful misconduct or a knowing violation of law in the performance of his or her duties as an officer or director.

The First Capital articles of incorporation provide that the board of directors may, by majority vote of a quorum of disinterested directors, contract in advance to indemnify any director or officer.

First Capital’s articles of incorporation also provide that the board of directors may, by majority vote of a quorum of disinterested directors, cause the corporation to indemnify or contract in advance to indemnify any person who is not a director or officer against liabilities, fines, penalties and claims imposed upon or asserted against him or her (including amounts paid in settlement) by reason of having been an employee, agent or consultant of First Capital, and against all expenses (including counsel fees) reasonably incurred by him or her in connection therewith, to the same extent as an officer or director.

PARK STERLING	FIRST CAPITAL

clearly in conflict with the best interests of the corporation. A corporation may likewise and to the same extent indemnify or agree to indemnify any person who, at the request of the corporation, is or was serving as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan.

Park Sterling’s articles of incorporation provide for indemnification, to the fullest extent permitted by the NCBCA, of any person whom Park Sterling is empowered to indemnify under the NCBCA against any and all expenses, liabilities or other matters referred to or covered in the NCBCA.

Park Sterling’s bylaws require Park Sterling to indemnify its directors and officers made party to a proceeding because he or she was a director, officer, employee or agent, if the individual acted in a manner he or she believed in good faith to be in or not opposed to the best interests of Park Sterling and, in the case of any criminal proceeding, he or she had no reasonable cause to believe he or her conduct was unlawful. Park Sterling must also indemnify each director and officer for reasonable expenses, judgments, fines, penalties and amounts paid in settlement (including attorneys’ fees) incurred in connection with the enforcement of rights to indemnification, if the individual is successful, on the merits or otherwise, in the defense of any proceeding or any claim, issue or matter therein, or if it is determined that the director or officer is entitled to indemnification.

The determination concerning whether an officer or director is entitled to indemnification must be made (i) by the Park Sterling board of directors by a majority vote of the directors that are not parties to the proceeding; (ii) if a quorum of directors cannot be obtained, by a majority vote of a committee duly designated by the Park Sterling board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding; (iii) by special legal counsel selected by the Park Sterling board of directors or its committee; or (iv) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

PARK STERLING	FIRST CAPITAL
Dividends and Other Distributions

The NCBCA prohibits a North Carolina corporation from making any distributions to shareholders, including the payment of cash dividends, that would (i) make the corporation unable to pay its debts as they become due in the usual course of business or (ii) result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Park Sterling is not subject to any other express restrictions on payments of dividends or other distributions.	The VSCA prohibits a Virginia corporation from making any distributions to shareholders, including the payment of cash dividends, that would (i) make the corporation unable to pay its debts as they become due in the usual course of business or (ii) result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the dividend payment, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. First Capital is not subject to any other express restrictions on payments of dividends or other distributions.

Because Park Sterling is a holding company, however, the ability of Park Sterling to pay distributions to the holders of its common stock will largely depend upon the amount of dividends that Park Sterling Bank, which is subject to restrictions imposed by regulatory authorities and by North Carolina law, pays to Park Sterling. In addition, the Federal Reserve Board could oppose a distribution by Park Sterling if it determined that such a distribution would harm Park Sterling’s ability to support its bank subsidiary. The declaration, payment and amount of any such future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the Park Sterling board of directors. Further, the Federal Reserve Board may require a holding company to contribute additional capital to an undercapitalized subsidiary bank and may disapprove of the payment of dividends to the holding company’s shareholders if the Federal Reserve Board believes the payment of such dividends would be an unsafe or unsound practice.

Park Sterling most recently paid a quarterly cash dividend of $0.03 per share.

Because First Capital is a bank holding company, however, the ability of First Capital to pay distributions to its shareholders largely depends upon the amount of dividends First Capital Bank may pay to it under regulatory guidelines and Virginia law. In addition, the Federal Reserve Board could oppose a distribution by First Capital if it determined that such a distribution would harm First Capital’s ability to support its bank subsidiary. The declaration, payment and amount of any future dividends would depend on business conditions, operating results, capital, reserve requirements and the consideration of other relevant factors by the First Capital board of directors. First Capital most recently paid a quarterly cash dividend of $0.01 per share.

PARK STERLING	FIRST CAPITAL
Liquidation Rights

In the event of any involuntary or voluntary liquidation, dissolution or winding-up of Park Sterling, holders of Park Sterling common stock are entitled to receive, after the payment or provision for payment in full for all debts and other liabilities of the corporation and payment to the holders of all shares of Park Sterling preferred stock of the full preferential amounts to which such holders are entitled, the net assets of the corporation.

Because Park Sterling is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon the subsidiary’s liquidation or recapitalization are subject to the prior claims of the subsidiary’s creditors, except to the extent that Park Sterling may itself be a creditor with recognized claims against the subsidiary.

Holders of First Capital common stock are entitled to all dividends declared and a ratable share of the net assets of the corporation upon liquidation, dissolution or winding up after the payment or provision for payment in full for all of debts and other liabilities of the corporation and all preferential amounts to which holders of preferred stock are entitled.

Because First Capital is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization are subject to prior claims of the subsidiary’s creditors, except to the extent that First Capital may itself be a creditor with recognized claims against the subsidiary.

INFORMATION ABOUT PARK STERLING CORPORATION

Park Sterling Corporation, a North Carolina corporation, was formed on October 6, 2010 to serve as the holding company for Park Sterling Bank and is a bank holding company registered with the Federal Reserve Board under the Bank Holding Company Act. Park Sterling’s primary operations and business are its ownership of Park Sterling Bank, its wholly owned subsidiary.

Park Sterling Bank was incorporated on September 8, 2006 as a North Carolina-chartered commercial bank and is a wholly owned subsidiary of Park Sterling. Park Sterling Bank opened for business on October 25, 2006 at 1043 E. Morehead Street, Suite 201, in Charlotte, North Carolina, and conducted an equity offering in August 2010, which raised gross proceeds of $150.2 million to facilitate a change in its business plan from primarily organic growth at a moderate pace over the next few years to seeking accelerated organic growth and to selectively acquire regional and community banks in the Carolinas and Virginia. Park Sterling Corporation became the holding company for Park Sterling Bank in January 2011.

Consistent with this growth strategy, over the past several years Park Sterling Bank has opened additional branches in North Carolina and South Carolina and in 2014 expanded into the Virginia market through the opening of a loan production office, followed by the opening of two full-service branches in Richmond, Virginia. In addition, since its August 2010 public offering, Park Sterling has completed the following acquisitions of community banks in its existing or targeted markets:

•	In May 2014, Park Sterling acquired Provident Community Bancshares, Inc., the parent company of Provident Community Bank, N.A., which operated nine branches in South Carolina.

•	In October 2012, Park Sterling acquired Citizens South Banking Corporation, the parent company of Citizens South Bank, which operated 21 branches in North Carolina, South Carolina and North Georgia.

•	In November 2011, Park Sterling acquired Community Capital Corporation, the parent company of CapitalBank, which operated 18 branches in the Upstate and Midlands area of South Carolina.

Each of these banks has merged into Park Sterling Bank.

Park Sterling remains focused on its intention to create a regional community bank with locations in North Carolina, South Carolina, Virginia and North Georgia, through selective acquisitions of banks or branches and organic growth through the opening of additional branches and selective investment in additional bankers and enhanced products and services.

Park Sterling’s primary focus is to provide financial services to small and mid-sized businesses, owner-occupied and income-producing real estate owners, residential builders, institutions, professionals and consumers doing business or residing within its target markets through eighteen full-service branches in North Carolina, twenty-six full-service branches and one drive-through facility in South Carolina, five full-service branches in North Georgia and two full-service branches in Richmond, Virginia. Park Sterling provides a wide range of banking products, including personal, business and nonprofit checking accounts, IOLTA accounts, individual retirement accounts, business and personal money market accounts, time deposits, overdraft protection, safe deposit boxes and online and mobile banking. Park Sterling’s lending activities include a range of short- to medium-term commercial (including asset-based), real estate, construction, residential mortgage and home equity and consumer loans, as well as long-term residential mortgages. Park Sterling’s wealth management activities include investment management, private banking, personal trust and investment brokerage services. Park Sterling’s cash management activities include remote deposit capture, lockbox services, sweep accounts, purchasing cards, ACH and wire payments. Park Sterling’s capital markets activities include interest rate and currency risk management products, loan syndications and debt placements.

Park Sterling is committed to providing “Answers You Can Bank On SM” to its customers. Park Sterling prides itself on being large enough to help customers achieve their financial aspirations, yet small enough to care that they do. Park Sterling is focused on building a banking franchise that is noted for sound risk management, broad product capabilities, strong community focus and exceptional customer service.

At September 30, 2015, Park Sterling had total assets of approximately $2.5 billion, total loans of approximately $1.7 billion, total deposits of approximately $2.0 billion and total shareholders’ equity of approximately $284 million.

As part of its operations, Park Sterling regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions eligible for bank holding company ownership or control. As a general rule, Park Sterling expects to publicly announce material transactions when a definitive agreement has been reached.

Park Sterling’s offices are located at 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina, 28204 and its phone number is (704) 716-2134.

The directors and executive officers of Park Sterling immediately before the completion of the merger will continue to be the directors and executive officers of Park Sterling, as the surviving entity in the merger, after the merger.

Additional information about Park Sterling and its subsidiaries is included in documents incorporated by references in this Proxy Statement/Prospectus. See “Where You Can Find More Information.”

INFORMATION ABOUT FIRST CAPITAL BANCORP, INC.

In this section titled “Information About First Capital Bancorp, Inc.,” and only in this section, the “company” refers to First Capital Bancorp, Inc. and the “bank” refers to First Capital Bank.

Business

First Capital Bancorp, Inc. is a bank holding company that was incorporated under Virginia law in 2006. Pursuant to a statutory share exchange in September 2006 with First Capital Bank, it became a bank holding company. First Capital conducts its primary operations through its wholly owned subsidiary, First Capital Bank, which is a commercial bank chartered under Virginia law in 1997 and opened for business in 1998. First Capital Bank is a member of the Federal Reserve System and currently conducts business from its executive offices and eight full-service branches. First Capital has one other wholly owned subsidiary, FCRV Statutory Trust 1, which is a Delaware statutory trust formed in connection with the issuance of trust preferred capital notes in 2006.

First Capital is a community-oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals. Deposit services of the bank include checking accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit and individual retirement accounts.

First Capital also offers a full range of short-to-medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. Additionally, First Capital originates fixed and floating-rate mortgage and real estate construction and acquisition loans.

Other services offered include safe deposit boxes, certain cash management services, travelers checks, investment advisory services, select on-line and mobile banking services and a small and medium-sized businesses courier service. First Capital also has become associated with a shared network of ATMs that may be used by its customers throughout Virginia and the Mid-Atlantic region of the United States.

First Capital Bank has two wholly owned subsidiaries, RE1, LLC and RE2, LLC. RE1, LLC and RE2, LLC, both Virginia limited liability companies, were formed in 2008 and 2011, respectively, for the sole purpose of taking title to property acquired in lieu of foreclosure.

At September 30, 2015, First Capital had total consolidated assets of approximately $623.3 million, total net loans of approximately $487.4 million, total deposits of approximately $520.5 million and total shareholders’ equity of approximately $53.4 million. For the year ended December 31, 2014, First Capital recognized net income of approximately $4.4 million and for the quarter ended September 30, 2015, First Capital recognized net income of approximately $1.3 million.

The principal executive offices of First Capital are located at 4222 Cox Road, Glen Allen, Virginia 23060, and its telephone number is (804) 273-1160. First Capital’s website can be accessed at https://www.1capitalbank.com. Information contained on the websites of First Capital or any subsidiary of First Capital does not constitute part of this Proxy Statement/Prospectus and is not incorporated into other filings that First Capital makes with the SEC.

Market Area

First Capital’s primary market is the Richmond MSA, which is a region consisting of 13 counties and several cities and towns in the Commonwealth of Virginia centered on Richmond. The Richmond MSA includes the counties of Chesterfield, Hanover, Henrico and Powhatan, the cities of Richmond and Petersburg, and the town of Ashland. All of First Capital’s branches are located in the Richmond MSA. The Richmond MSA is the third largest metropolitan area in Virginia and is one of the state’s top-growth markets, based on population and median household income.

Employees

First Capital had 93 full-time employees and three part-time employees as of September 30, 2015. First Capital employees are not represented by a collective bargaining unit.

Competition

First Capital competes with other commercial banks, savings banks, credit unions, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Richmond, Virginia metropolitan area and elsewhere. Many of its nonbank competitors are not subject to the same extensive federal regulations that govern federally insured banks and state regulations that govern state chartered banks. As a result, such nonbank competitors may have certain advantages over First Capital in providing certain services.

First Capital’s primary market area is a highly competitive, highly branched banking market. Competition in the Richmond market area for loans to small and medium-sized businesses and professionals is intense, and pricing is important. Many of First Capital’s competitors have substantially greater resources and lending limits than it does and offer certain services, such as extensive and established branch networks, that First Capital is not currently providing. Moreover, larger institutions operating in the Richmond metropolitan area may have access to borrowed funds at lower cost than the funds that are presently available to First Capital. Deposit competition among institutions in the market area also is strong. Competition for depositors’ funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources.

Lending Activities

Credit Policies. The principal risk associated with each of the categories of loans in First Capital’s portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, First Capital has loan approval limits for individual loan officers based on their position and level of experience.

First Capital has written policies and procedures to help manage credit risk. The company uses a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit problems and annual independent third -party portfolio reviews to establish loss exposure and to monitor compliance with policies. The loan approval process includes a management loan committee and the loan committee of the board of directors of First Capital Bank. The chief credit officer is responsible for reporting monthly to the bank’s board of directors on the activities of the management loan committee and on the status of various delinquent and nonperforming loans. The bank’s board of directors reviews lending policies and recommends guidelines for the appetite for specific types of loans as a percentage of the bank’s total risk-based capital.

Loan Originations. Real estate loan originations come primarily through direct solicitations by loan officers, continued business from current customers and through referrals. Construction loans are obtained through direct solicitations by construction loan officers and continued business from current customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation by loan officers and continued business from current customers.

Loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on management’s experience and credit underwriting guidelines. Income-producing real estate collateral for loans in excess of $250,000 is appraised by independent appraisers who have been preapproved by meeting the requirement of providing a current and valid license certification and based on the loan officer’s experience with these appraisers. Evaluations for real estate collateral for loans less than $250,000 are made by the loan officers.

In the normal course of business, First Capital makes various commitments and incurs certain contingent liabilities that are disclosed but not reflected in its annual financial statements, including commitments to extend credit. At September 30, 2015, commitments to extend credit totaled approximately $159.3 million.

Construction Lending. First Capital makes local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure these construction loans. At September 30, 2015, construction, land acquisition and land development loans outstanding were approximately $113.1 million, or 22.8% of total loans. These loans are concentrated in First Capital’s local market area. Because the interest rate charged on these loans usually floats with the market, these loans assist First Capital in managing its interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, First Capital generally limits loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of the borrower. First Capital also obtains a first lien on the property as security for construction loans and typically requires personal guarantees from the borrower’s principal owners.

Commercial Business Loans. Commercial business loans generally have a higher degree of risk than loans secured by real property, although they have higher yields. To manage these risks, First Capital typically obtains appropriate collateral and personal guarantees from the borrower’s principal owners and monitors the financial condition of the related business. Residential mortgage loans generally are made on the basis of the borrower’s ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower’s ability to make repayment from the related business cash flow and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. First Capital has a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At September 30, 2015, commercial loans totaled approximately $70.9 million, or 14.3% of total loans.

Commercial Real Estate Lending. Commercial real estate loans are secured by various types of commercial real estate in First Capital’s market area, including commercial buildings and offices, recreational facilities, small shopping centers, churches and hotels. At September 30, 2015, commercial real estate loans totaled approximately $167.6 million, or 33.8% of total loans. First Capital may lend up to 80% of the secured property’s appraised value. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income -producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. First Capital’s commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower’s creditworthiness and prior credit history and reputation, and First Capital typically requires personal guarantees or endorsements of the borrower’s principal owners. In addition, First Capital carefully evaluates the location of the security property.

Residential Real Estate Lending. Residential real estate loans at September 30, 2015 accounted for approximately $141.8 million, or 28.6% of total loans. Residential first mortgage loans represent approximately $82.9 million, or 58.75% of total residential real estate loans and are primarily made up of investor loans to qualified borrowers leasing property. At September 30, 2015, multifamily and home equity lines represent approximately $35.6 million and $21.0 million, respectively, and junior liens account for approximately $2.2 million of total residential real estate loans.

All residential mortgage loans originated by First Capital contain a due-on-sale clause providing that First Capital may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, First Capital requires title insurance, hazard insurance and, if appropriate, flood insurance. First Capital does not require escrows for real estate taxes and insurance.

Consumer Lending. First Capital offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans and credit cards. At September 30, 2015, First Capital had consumer loans of $1.9 million, or 0.4% of total loans. Such loans are generally made to customers with whom First Capital has a preexisting relationship. All of First Capital’s consumer loans are originated in its market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are undersecured, such as loans secured by rapidly depreciable assets like automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards First Capital employs to mitigate the risk for consumer loans include a determination of the applicant’s payment history on other debts and an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan. The stability of the applicant’s monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Related-Party Transactions

Certain directors and officers of First Capital and members of their immediate families, and corporations, partnerships and other entities with which such persons are associated, are customers of First Capital Bank. As such, these persons engaged in transactions with First Capital Bank in the ordinary course of business during 2014 and 2015, and may have additional transactions with the bank in the future. All loans extended and commitments to lend by First Capital Bank to them were made in the ordinary course of business, upon substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the company and the bank, and do not involve more than the normal risk of collectibility or present other unfavorable features. First Capital Bank is prohibited from making loans, with the exception of residential mortgages and educational loans, to executive officers in excess of certain dollar limits fixed by federal banking laws. The total balance of loans to directors and executive officers of First Capital was approximately $15.4 million at December 31, 2014, or 31.0% of the company’s equity, as of such date.

From time to time, First Capital employs the law firm of LeClairRyan as legal counsel. Grant S. Grayson, the chairman of the board of directors of each of First Capital and First Capital Bank, is a shareholder of LeClairRyan. From January 1, 2015 through October 31, 2015, LeClairRyan has billed First Capital approximately $300,000 for legal services in 2015, approximately $89,000 of which has been paid through October 31, 2015.

Changes in and Disagreements with First Capital’s Accountants on Accounting and Financial Disclosure

Dismissal of Cherry Bekaert LLP. On March 30, 2015, First Capital dismissed Cherry Bekaert LLP (“Cherry Bekaert”) as its independent registered public accounting firm, upon the approval of the audit committee of First Capital’s board of directors.

The audit report on the financial statements of First Capital as of and for the fiscal years ended December 31, 2014 and 2013 issued by Cherry Bekaert did not contain any adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.

During First Capital’s fiscal years ended December 31, 2014 and 2013, and from January 1, 2015 through March 30, 2015, (i) there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K of the SEC and the related instructions thereto) between First Capital and Cherry Bekaert on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Cherry Bekaert, would have caused Cherry Bekaert to make reference thereto in its report on First Capital’s financial statements for such periods, and (ii) there were no “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K of the SEC and the related instructions thereto).

Engagement of BDO USA LLP. On March 30, 2015, the audit committee of First Capital’s board of directors approved the engagement of BDO USA LLP (“BDO”) to audit First Capital’s financial statements as of and for the fiscal year ending December 31, 2015.

During First Capital’s two most recent fiscal years ended December 31, 2014 and 2013, First Capital did not consult BDO with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on First Capital’s financial statements or (iii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K of the SEC and the related instructions thereto) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K of the SEC and the related instructions thereto).

Supervision and Regulation

General. As a bank holding company registered under the Bank Holding Company Act, First Capital is subject to supervision, regulation and examination by the Federal Reserve Board. First Capital is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation and examination by the VBFI. As a state-chartered commercial bank, First Capital Bank is also subject to supervision, regulation and examination by the Federal Reserve Board and the VBFI.

The following sections summarize the significant federal and state laws applicable to First Capital and its subsidiaries. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

Bank Holding Company Act. Under the Bank Holding Company Act, First Capital is subject to periodic examination by the Federal Reserve Board and is required to file periodic reports regarding its operations and any additional information that the Federal Reserve Board may require. Activities at the bank holding company level are limited to the following:

•	banking, managing or controlling banks;

•	furnishing services to or performing services for its subsidiaries; and

•	engaging in other activities that the Federal Reserve Board has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of banking include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before:

•	acquiring substantially all of the assets of any bank;

•	acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or

•	merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their respective regulations, require Federal Reserve Board approval prior to any person or company acquiring 25% or more of any class of voting securities of a bank holding company. Prior notice to the Federal Reserve Board is required if a person acquires 10% or more, but less than 25%, of any class of voting securities of a bank or bank holding company and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction.

The Gramm-Leach-Bliley Act of 1999 (the “GLBA”) made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well capitalized and well managed and meet other conditions can elect to become “financial holding companies.” As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve Board determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the oversight and supervision of the Federal Reserve Board, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries of financial holding companies. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. First Capital has not elected to become a financial holding company.

Dodd-Frank Act. The Dodd-Frank Act, enacted in July 2010, has significantly restructured the financial regulatory regime in the United States and has had, and will continue to have, a broad impact on the financial services industry. The Dodd-Frank Act provides for new and stronger capital standards, permanently raises deposit insurance levels and modifies how deposit insurance assessments are calculated. The Dodd-Frank Act also established the Consumer Financial Protection Bureau (the “CFPB”), as an independent bureau of the Federal Reserve Board, to prescribe rules governing the provision of consumer financial products and services. The Dodd-Frank Act also contains enhanced corporate governance and executive compensation requirements and disclosures, and numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services industry.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, certain of its requirements have yet to be implemented. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the federal bank regulatory agencies in the future, the full extent of the impact such requirements will have on the operations of First Capital and its subsidiary bank is unclear, and may affect the profitability of business activities, require changes to certain business practices, impose more stringent regulatory requirements or otherwise adversely affect the business and financial condition of First Capital.

Payment of Dividends. First Capital is a legal entity separate and distinct from First Capital Bank. A significant portion of the revenues of First Capital result from dividends paid to it by First Capital Bank. There are various legal limitations applicable to the payment of dividends by First Capital Bank to First Capital and to the payment of dividends by First Capital to its shareholders. First Capital Bank is subject to various statutory restrictions on its ability to pay dividends to First Capital. Under current regulations, prior approval from the Federal Reserve Board is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the company or the bank may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit First Capital Bank or First Capital from engaging in an unsafe or unsound practice in conducting its respective business. The payment of dividends, depending on the financial condition of First Capital Bank, or First Capital, could be deemed to constitute such an unsafe or unsound practice.

Under the Federal Deposit Insurance Act, insured depository institutions such as First Capital Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become “undercapitalized” (as such term is used in the statute). Based on First Capital Bank’s current financial condition, First Capital does not expect that this provision will have any impact on its ability to receive dividends from First Capital Bank.

Insurance of Accounts, Assessments and Regulation by the FDIC. First Capital Bank’s deposits are insured by the FDIC up to the applicable limits set forth under applicable law, which are currently $250,000. The FDIC has a risk-based deposit insurance assessment system, under which insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. The assessment base is an institution’s average consolidated assets less average tangible equity, and the initial base assessment rates are between 5 and 35 basis points, depending on the institution’s risk category, and subject to potential adjustment based on certain long-term unsecured debt and brokered deposits held by the institution.

Capital Requirements. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, First Capital and its subsidiary bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital must be composed of “Tier 1 Capital”, which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of “Tier 2 Capital”, which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization’s overall safety and soundness. In sum, the capital measures used by the federal banking regulators are as follows:

•	the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;

•	the Tier 1 Capital ratio; and

•	the leverage ratio.

Under these regulations, a bank will be classified as follows:

•	“well capitalized” if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;

•	“undercapitalized” if it has a Total Capital ratio of less than 8% and a Tier 1 Capital ratio of less than 4% – or 3% in certain circumstances;

•	“significantly undercapitalized” if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3% or a leverage ratio of less than 3%; or

•	“critically undercapitalized” if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from nontraditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization’s capital adequacy.

The Dodd-Frank Act contains a number of provisions dealing with the capital adequacy of insured depository institutions and their holding companies. Under the Collins Amendment to the Dodd-Frank Act, federal regulators have been directed to establish minimum leverage and risk-based capital requirements for, among other entities, banks and bank holding companies on a consolidated basis. These minimum requirements cannot be less than the generally applicable leverage and risk-based capital requirements established for insured depository institutions nor quantitatively lower than the leverage and risk-based capital requirements established for insured depository institutions that were in effect as of July 21, 2010. The Collins Amendment also excludes trust preferred securities issued after May 19, 2010 from being included in Tier 1 Capital unless the issuing company is a bank holding company with less than $500 million in total assets. Trust preferred securities issued prior to that date will continue to count as Tier 1 Capital for bank holding companies with less than $15 billion in total assets, and such securities will be phased out of Tier 1 Capital treatment for bank holding companies with over $15 billion in total assets over a three-year period beginning in 2013. Accordingly, First Capital’s trust preferred capital notes issued in 2006 qualify as Tier 1 Capital.

Basel III Capital Rules. On July 7, 2013, the Federal Reserve Board approved the final Basel III capital rules (“Basel III”), which require member banks to maintain a minimum ratio of Tier 1 Capital to risk -weighted assets of at least 6.0%, plus a capital conservation buffer of 2.5%, effectively resulting in a Tier 1 Capital ratio of 8.5%. Basel III also increases the minimum Total Capital ratio to 8.0% plus the capital conservation buffer, increasing the minimum Total Capital ratio to 10.5%. Institutions that do not maintain the required capital buffer would be subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. Basel III also introduces a non-risk -adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards.

The capital rules also introduce new methodologies for determining risk-weighted assets, including higher risk weightings (150%) to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. The implementation date of the final rule was January 1, 2015, and the changes set forth in the final rules will be phased in from January 1, 2015 through January 1, 2019.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent.

For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the “cross-guarantee” provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC’s claim for reimbursement under the cross-guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. In general, a bank headquartered in one state may acquire or merge with a bank headquartered in another state, as long as neither of the states has opted out of such interstate merger authority. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. Government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board’s monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of First Capital Bank.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which First Capital Bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of such institution’s capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, (ii) require collateralization of between 100% and 130% for extensions of credit to an affiliate and (iii) require that all such transactions be on terms substantially the same, or at least as favorable, to the bank or subsidiary as those provided to a nonaffiliate. The term “covered transaction” includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Transactions with Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of an entire board of directors of the bank. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which a bank is permitted to extend credit to executive officers.

Community Reinvestment Act. Under the CRA, and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low – and moderate-income areas, consistent with safe and sound banking practice. The CRA requires the adoption by each institution of a CRA statement for each of its market areas describing the depository institution’s efforts to assist in its community’s credit needs. Depository institutions are periodically examined for compliance with the CRA and are periodically assigned ratings in this regard. Banking regulators consider a depository institution’s CRA rating when reviewing applications to establish new branches, undertake new lines of business and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries. First Capital Bank received a “satisfactory” rating in its latest CRA examination.

Consumer Financial Protection. First Capital Bank is subject to a number of federal and state consumer -protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans and providing other services. If the bank fails to comply with these laws and regulations, it may be subject to various penalties.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating a new agency, the CFPB, and giving it responsibility for implementing, examining and enforcing compliance with federal consumer -protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws, (ii) the markets in which firms operate and risks to consumers posed by activities in those markets, (iii) depository institutions that offer a wide variety of consumer financial products and services and (iv) nondepository companies that offer one or more consumer financial products or services.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction.

Ability-to-Repay and Qualified Mortgage Rule. Pursuant to the Dodd-Frank Act, the CFPB issued a final rule on January 10, 2013 (effective on January 10, 2014), amending Regulation Z as implemented by the Truth in Lending Act, requiring creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Creditors are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the creditor to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the creditor can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments or terms exceeding 30 years. In addition, to be a qualified mortgage the points and fees paid by a consumer cannot exceed 3% of the total loan amount. Qualified mortgages that are “higher-priced” (e.g. , subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. , prime loans) are given a safe harbor of compliance. To meet the mortgage credit needs of a broader customer base, First Capital is predominantly an originator of mortgages that are intended to be in compliance with the ability-to-pay requirements.

Incentive Compensation. In June 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk taking beyond the institution’s ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

The Federal Reserve Board will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as First Capital and its subsidiary bank, that are not “large, complex banking organizations.” These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies. At September 30, 2015, First Capital has not been made aware of any instances of noncompliance with the final guidance.

Legal Proceedings

First Capital is not a party to any legal proceedings that, if determined adversely to First Capital, could have any material effect upon its financial condition or income, nor are there any proceedings pending other than ordinary routine litigation incident to the business of First Capital. In addition, no material proceedings are pending or are known to be threatened or contemplated against First Capital by government authorities or others.

Properties

First Capital owns its principal executive offices at 4222 Cox Road, Glen Allen, Virginia, as well as three branch offices. First Capital leases five branch offices under long-term lease arrangements. Such leases are at market rental rates, and they are all with unrelated parties having no relationship or affiliation with First Capital.

All of First Capital properties are in good operating condition and are adequate for present and anticipated future needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIRST CAPITAL BANCORP, INC.

The following discussion is intended to assist you in understanding the financial condition and results of operations of First Capital. The information contained in this section should be read in conjunction with the consolidated financial statements of First Capital and the accompanying notes beginning on page F-1 of this Proxy Statement/Prospectus. The data presented for the three-month and nine-month periods ended September 30, 2015 and 2014, are derived from the unaudited interim financial statements of First Capital and include, in the opinion of First Capital’s management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the data for such periods.

In this section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of First Capital Bancorp, Inc.,” and only in this section, the “company” refers to First Capital Bancorp, Inc., the “bank” refers to First Capital Bank and “we,” “us,” and “our” refer to the consolidated operations of First Capital.

Years Ended December 31, 2014 and 2013

General

First Capital’s results for the year ended December 31, 2014 reflect management’s commitment to controlled growth and the continuing economic stabilization and recovery of the Richmond metropolitan area with 12% growth in net loans and 8% growth in net interest income, resulting in the most profitable year the company has ever experienced. Net income available to common stockholders for the year ended December 31, 2014, increased 24%, compared to the prior year, to $4.4 million. In addition, asset quality trends continued to improve, and First Capital remained well capitalized with capital ratios exceeding the regulatory minimums.

First Capital has been keenly focused on five primary objectives for the last three years. In order of importance, those areas are asset quality, capital preservation, liquidity, reducing exposure to real estate acquisition and development loans and improving core earnings. Each of these objectives will be discussed elsewhere in this section.

Critical Accounting Policies

The accounting and reporting policies of First Capital are in accordance with GAAP and conform to general practices within the banking industry. First Capital’s financial position and results of operations are affected by management’s application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities, and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in First Capital’s consolidated financial position and/or results of operations.

First Capital’s critical accounting policies relate to the allowance for loan losses and OREO. First Capital’s accounting policies are fundamental to understanding the company’s consolidated financial position and consolidated results of operations and are discussed in detail in Note 1 of the audited consolidated financial statements of First Capital beginning on page F-1 of this Proxy Statement/Prospectus . The following is a summary of First Capital’s critical accounting policies at December 31, 2014, which are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The evaluation of the allowance for loan losses is based on management’s opinion of an amount that is adequate to absorb probable losses inherent in First Capital’s existing portfolio. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Accounting Standards Codification (“ASC”) 450 Contingencies, which requires that losses be accrued when occurrence is probable and can be reasonably estimated, and (ii) ASC 310 Receivables, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

First Capital’s allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to applicable GAAP. Management’s estimate of each homogenous pool component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Applicable GAAP requires that the impairment of loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. This statement also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on impaired loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on historical loss experience and management’s evaluation and “risk grading” of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using historical loss factors applied to the total outstanding loan balance of each loan category. Additionally, environmental factors based on national and local economic conditions, as well as portfolio-specific attributes, are considered in estimating the allowance for loan losses.

Although management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Other Real Estate Owned

OREO is properties and real estate acquired through foreclosure or physical possession. Write downs to fair value of foreclosed assets less estimated costs to sell at the time of transfer are charged to allowance for loan losses. Subsequent to foreclosure, First Capital periodically evaluates the value of OREO and records an impairment charge for any subsequent declines in fair value less selling costs. If fair value declines subsequent to foreclosure, a write down is recorded to expense. Operating costs after acquisition are expensed as incurred. Fair value is based on an assessment of information available at the end of a reporting period and depends on a number of factors, including historical experience, economic conditions, and issues specific to individual properties. The evaluation of these factors involves subjective estimates and judgments that may change.

Results of Operations

Net Interest Income

First Capital’s primary source of earnings is net interest income. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on net interest income. The quality of assets further influences the amount of net interest income related to losses of interest on nonaccrual loans and loan loss provisions.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities for the periods indicated.

	Year Ended December 31,
	2014			2013
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
Assets:
Loans, net of unearned income (1)	$456,091	$22,773	4.99%	$409,209	$20,915	5.11%
Bank owned life insurance (2)	9,745	485	4.98%	9,422	499	5.30%
Investment securities:
Mortgage backed securities	27,897	379	1.36%	16,687	323	1.94%
Corporate bonds	3,711	67	1.81%	8,836	205	2.33%
Municipal securities (2)	2,840	198	6.98%	5,184	337	6.49%
Taxable municipal securities	16,414	439	2.68%	16,399	523	3.19%
CMO	21,526	494	2.30%	32,603	747	2.29%
SBA	1,662	18	1.07%	157	(2)	(1.49)%
Other investments	3,852	193	5.00%	3,384	138	4.07%

Total investment securities	77,902	1,788	2.30%	83,250	2,271	2.73%
Interest bearing deposits	8,762	34	0.38%	7,628	21	0.27%

Total earning assets	$552,500	$25,080	4.54%	$509,509	$23,706	4.65%

Cash and cash equivalents	10,011			8,425
Allowance for loan losses	(8,034)			(8,199)
Other assets	21,515			24,590

Total assets	$575,992			$534,325

Liabilities & Stockholders’ Equity:
Interest checking	$18,915	$66	0.35%	$13,695	$46	0.34%
Money market deposit accounts	157,289	632	0.40%	149,191	620	0.42%
Statement savings	2,342	7	0.31%	1,665	5	0.32%
Certificates of deposit	221,384	3,524	1.59%	222,713	3,999	1.80%

Total interest-bearing deposits	399,930	4,229	1.06%	387,264	4,670	1.21%

Fed funds purchased	370	2	0.58%	207	1	0.61%
Repurchase agreements	5,126	15	0.29%	1,123	4	0.40%
Subordinated debt and trust preferred	12,858	470	3.66%	7,155	137	1.91%
FHLB advances	38,794	452	1.16%	26,876	332	1.23%

Total interest-bearing liabilities	457,078	5,168	1.13%	422,625	5,144	1.22%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	69,653			61,647
Other liabilities	2,073			1,927

Total liabilities	71,726			63,574
Shareholders’ equity	47,188			48,126

Total liabilities and shareholders’ equity	$575,992			$534,325

Net interest income		$19,912			$18,562

Interest rate spread			3.41%			3.44%

Net interest margin			3.60%			3.64%

Ratio of average interest earning assets to average interest-bearing liabilities			120.88%			120.56%

(1)	Includes nonaccrual loans.
(2)	Income and yields are reported on a taxable equivalent basis using a 34% tax rate.

Year ended December 31, 2014 compared to year ended December 31, 2013

The low interest rates during 2014 placed downward pressure on First Capital’s yield on earning assets and related interest income. The decline in earning asset yields, however, was offset principally by repricing of money market accounts and certificates of deposit to lower yields.

Net interest income for the year ended December 31, 2014 increased 7.87% to $19.4 million compared to $18.0 million for the year ended December 31, 2013, due primarily to an increase in loan interest income to $22.8 million in 2014 compared to $20.9 million in 2013.

Average total earning assets increased $43.0 million, or 8.44%, to $552.5 million for 2014 compared to $509.5 million for 2013. Average loans, net of unearned income, increased $46.9 million during 2014 to $456.1 million. The average rate earned on net loans decreased 12 basis points during 2014 to 4.99% from 5.11% for the year ended December 31, 2013, reflecting the competitive rate environment. Average investment securities decreased $5.3 million from $83.3 million at December 31, 2013 to $77.9 million at December 31, 2014, reflecting cash flow needs to fund loan growth. The average yield in First Capital’s securities portfolio decreased 43 basis points during 2014 to 2.30% compared to 2.73% during 2013, reflecting the restructuring of the investment portfolio to reduce its duration and volatility. Income on interest -bearing deposit assets increased from $21,000 for 2013 to $34,000 for 2014 as the average balance increased from $7.6 million during 2013 compared to $8.8 million during 2014, reflecting the purchase of certificates of deposit from other banks in conjunction with the restructuring of the investment portfolio. Based on all the factors described herein, the yield on total average earning assets decreased 11 basis points to 4.54% for 2014 from 4.65% for 2013.

Average interest -bearing deposit liabilities increased $12.7 million or 3.27% to $399.9 million during 2014 from $387.3 million during 2013. Interest expense on deposit liabilities decreased $441,000 for 2014 compared to 2013. The average cost of interest-bearing deposits decreased 15 basis points from 1.21% for 2013 to 1.06% for 2014, reflecting the repricing of money market accounts and certificates of deposit to lower yields. The cost of certificates of deposit decreased 21 basis points from 1.80% for 2013 to 1.59% for 2014. The average balance in money market deposit accounts increased $8.1 million during 2014 compared to 2013, and the related cost decreased from 0.42% for 2013 to 0.40% for 2014.

Average Federal Home Loan Bank of Atlanta (“FHLB”) advances increased $11.9 million from $26.9 million at December 31, 2013 to $38.8 million at December 31, 2014, while the average rate on such advances decreased from 1.23% in 2013 to 1.16% for 2014 due to the lower interest rates on new advances. FHLB advances were used to provide liquidity, primarily related to loan growth. Average subordinated debt pricing increased 175 basis points, and the average balance increased from $7.2 million at December 31, 2013 to $12.9 million at December 31, 2014. This net increase was primarily due to a new $6.5 million, 5.5%, amortizing note issued to retire preferred stock during the first quarter of 2014 and offset by the payoff of a $2 million, 1.6% note during the third quarter of 2014.

The following table analyzes changes in net interest income attributable to changes in the volume of average interest-earning assets and average interest-bearing liabilities compared to changes in interest rates from 2013 to 2014.

	2014 vs. 2013 Increase (Decrease) Due to Changes in:
	Volume	Rate	Total
	(Dollars in thousands)
Earning Assets:
Loans, net of unearned income	$2,386	$(528)	$1,858
BOLI	17	(31)	(14)
Investment securities	(311)	(172)	(483)
Interest-bearing deposits	12	1	13

Total earning assets	2,104	(730)	1,374

Interest-Bearing Liabilities:
Interest checking	18	2	20
Money market deposit accounts	34	(22)	12
Statement savings	2	—	2
Certificates of deposit	(24)	(451)	(475)
Fed funds purchased	1	—	1
Repurchase agreements	16	(5)	11
Subordinated debt and trust preferred	109	224	333
FHLB advances	147	(27)	120

Total interest-bearing liabilities	303	(279)	24

Change in net interest income	$1,801	$(451)	$1,350

Provision for Loan Losses

The provision for loan losses is based upon management’s estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses for the year ended December 31, 2014, resulted in a recovery of $352,000 compared to a recovery of $186,000 for the year ended December 31, 2013, reflecting improvements realized in loan quality. Changes in the amount of provision for loan losses during each period reflect the results of the bank’s analysis used to determine the adequacy of the allowance for loan losses. First Capital is committed to making loan loss provisions that maintain an allowance which adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the “Asset Quality” section below.

Noninterest Income

Year ended December 31, 2014 compared to year ended December 31, 2013

Noninterest income has been, and will continue to be, an important factor for increasing First Capital’s profitability. Management continues to consider areas where noninterest income can be increased.

Noninterest income decreased $580,000 to $1.8 million for the year ended December 31, 2014 compared to $2.4 million for the same period in 2013. The primary cause of the decrease in noninterest income related to our wholesale mortgage operation, which provided gains on sales of loans of $55,000 in 2014 compared to $798,000 in 2013. During the first quarter of 2014, First Capital closed its wholesale mortgage operation because the slowdown in the mortgage originations business coupled with the increased regulatory burden made the business difficult to sustain.

Noninterest Expense

Year ended December 31, 2014 compared to year ended December 31, 2013

Noninterest expense includes all expenses other than interest paid on deposits and borrowings. Total noninterest expense remained relatively consistent overall, and increased just 0.96% or $143,000 to $15.1 million for 2014 compared to $14.9 million for 2013. Noninterest expense was 2.61% of average assets for the year ended December 31, 2014 compared to 2.79% for the year ended December 31, 2013.

The mix of noninterest expense changed with a decrease in salaries and employee benefits of 3.71% to $8.6 million for 2014 compared to $9.0 million for 2013, due primarily to decreased stock-based compensation. This decrease was offset by a net 8% increase in other noninterest expenses which reflects the overall growth in operations, including the opening of a new branch in June 2014.

Income Taxes

First Capital’s reported income tax expense was $2.1 million for 2014 compared to $1.8 million for 2013. Note 11 of our audited consolidated financial statements beginning on page F-1 of this Proxy Statement/Prospectus provides a reconciliation between the amount of income tax benefit/expense computed using the federal statutory rate and our actual income tax benefit/expense. Also included in Note 11 of our audited consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2014 and 2013.

Financial Condition

Assets

Total assets increased to $598.5 million at December 31, 2014, compared to $547.9 million at December 31, 2013, representing an increase of $50.7 million or 9.25%, related primarily to loan growth. Average assets increased 7.80%, related primarily to growth in average loans outstanding, from $534.3 million for the year ended December 31, 2013 to $576.0 million for the year ended December 31, 2014. Stockholders’ equity was $49.7 million at December 31, 2013 and decreased $30,000 during 2014. The decrease in stockholders’ equity despite net income of $4.4 million was due primarily to the redemption of First Capital’s outstanding preferred stock during 2014.

Loans

First Capital’s loan portfolio is the largest component of earning assets. Total loans, which exclude the allowance for loan losses and deferred loan fees and costs were $481.8 million at December 31, 2014, an increase of $50.5 million from $431.3 million at December 31, 2013, reflecting management’s commitment to controlled growth of the bank’s core business while improving asset quality. Commercial real estate loans increased $17.5 million or 10.59% to $182.7 million and represented 37.92% of the portfolio. Commercial loans increased $10.9 million, or 19.52%, to $66.9 million and represented 13.88% of the loan portfolio. Other construction, land development and other land loans increased $9.7 million, or 22.38%, to $52.9 million from $43.3 million and represented 10.99% of the portfolio. The allowance for loan losses was $7.9 million, down 3.56% from the prior year and represented 1.63% of total loans outstanding at December 31, 2014, down from 1.89% at December 31, 2013, reflecting improvements in loan quality.

Major classifications of loans at December 31 of each of the years indicated are as follows:

	2014	2013	2012	2011	2010
	(Dollars in thousands)
Real estate
Residential	$145,241	$142,702	$131,144	$127,541	$118,209
Commercial	182,718	165,216	144,034	142,989	145,399
Residential Construction	32,184	22,603	13,202	9,712	15,852
Other Construction, Land Development and Other Land	52,937	43,257	45,053	48,637	66,041
Commercial	66,868	55,947	40,423	37,922	48,004
Consumer	1,886	1,615	2,215	3,250	3,693

Total loans	481,834	431,340	376,071	370,051	397,198
Less:
Allowance for loan losses	7,874	8,165	7,269	9,271	11,036
Net deferred (income) costs	(171)	(15)	118	189	47

Loans, net	$473,789	$423,160	$368,920	$360,969	$386,209

First Capital’s average net loan portfolio totaled 79.18% of average earning assets in 2014, up from 76.58% in 2013. Because of the nature of our market, loan collateral is predominantly real estate. At December 31, 2014, First Capital had approximately $413.1 million in loans secured by real estate which represents 85.73% of total loans outstanding as of that date.

Asset Quality

First Capital continued to see improvement in asset quality during 2014. Nonperforming loans to period end loans improved to 0.71% at December 31, 2014 compared to 1.04% at December 31, 2013. Nonperforming assets to total assets improved to 0.88% at December 31, 2014 compared to 1.30% at December 31, 2013. OREO declined $848,000 or 31.90% from $2.7 million at December 31, 2013 to $1.8 million at December 31, 2014.

Resources continued to be devoted specifically to the ongoing review of the loan portfolio and the workouts of problem assets to minimize any losses to First Capital. First Capital has in place a special assets loan committee, which includes the company’s Chief Executive Officer and Chief Credit Officer. This committee approves strategies and all credit actions taken on significant problem loans. Management continues to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in First Capital’s portfolio, particularly those tied to residential and commercial real estate, and adjusts the allowance for loan losses accordingly. First Capital works with its customers on loan collection matters while taking appropriate actions to improve First Capital’s position and minimize any losses. These problem loans are closely managed and evaluated for collection with appropriate loss reserves established whenever necessary.

Recoveries, net of charge-offs for 2014 were $61,000, or 0.01% of average loans outstanding. Recoveries, net of charge-offs , included commercial real estate loans of $212,000, residential construction loans of $66,000 and commercial loans of $259,000. Charge-offs, net of recoveries, included residential real estate loans of $476,000 during 2014. At December 31, 2014, total past due loans (30-89 days past due and 90+ days past due) and accruing, were $505,000, or 0.10%, of total loans, down from $987,000 at December 31, 2013. Loans classified as Substandard decreased $5.9 million, or 35.89%, to $10.5 million at December 31, 2014 from $16.4 million at December 31, 2013. Special Mention loans decreased $4.3 million, or 28.67%, to $10.7 million at December 31, 2014 from $14.9 million at December 31, 2013. Improvements in these credit metrics during 2014 reflect the efforts First Capital devoted to enhancing its asset quality.

Nonperforming Assets

At December 31, 2014, nonperforming assets decreased $1.9 million , or 26.46% , to $5.2 million at December 31, 2014 compared to $7.1 million at December 31, 2013. The ratio of nonperforming assets to total assets was 0.88% at year end 2014 compared to 1.30% at year end 2013. Nonperforming assets consist of nonaccrual loans totaling $3.4 million and OREO of $1.8 million which consists of approximately 53 residential building lots.

First Capital places loans on nonaccrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on nonaccrual status. First, all interest accrued but unpaid at the date that the loan is placed on nonaccrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Nonperforming loans	$3,430	$4,467	$9,352	$17,691	$27,097
Other real estate owned	1,810	2,658	3,771	7,646	2,615

Total nonperforming assets	$5,240	$7,125	$13,123	$25,337	$29,712

Nonperforming loans to period end loans	0.71%	1.04%	2.49%	4.78%	6.82%
Nonperforming assets to total assets	0.88%	1.30%	2.42%	4.68%	5.54%

The following provides a roll-forward of 2014 OREO activity:

(Dollars in thousands)
Beginning Balance	$2,658
Additions	256
Sales	(1,098)
Write-downs	(6)

Ending Balance	$1,810

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see “Critical Accounting Policies – Allowance for Loan Losses” above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,
	2014	2013	2012	2011	2010
	(Dollars in thousands)
Balance, beginning of year	$8,165	$7,269	$9,271	$11,036	$6,600
Loans charge-offs
Real estate:
Residential	607	161	2,514	2,766	900
Commercial	—	333	2,599	213	303
Residential construction	120	223	1,459	799	1,232
Other construction, land development and other land	—	1,357	3,974	6,684	851
Commercial	46	218	1,082	1,692	530
Consumer	—	—	—	—	—

Total loans charged off	773	2,292	11,628	12,154	3,816

Recoveries
Real estate:
Residential	131	17	224	105	16
Commercial	212	998	78	—	2
Residential construction	186	1,030	1	18	—
Other construction, land development and other land	—	1,324	17	816	—
Commercial	305	5	110	9	13
Consumer	—	—	—	—	—

Total recoveries	834	3,374	430	948	31

Net (recoveries) charge-offs	(61)	(1,082)	11,198	11,206	3,785
(Recovery of) provision for loan losses	(352)	(186)	9,196	9,441	8,221

Balance, end of year	$7,874	$8,165	$7,269	$9,271	$11,036

Ratio of allowance for loan losses to total loans outstanding at end of period	1.63%	1.89%	1.93%	2.51%	2.78%
Ratio of net (recoveries) charge-offs to average loans outstanding during the period	-0.01%	-0.26%	2.97%	2.92%	0.92%

The allowance for loan losses at December 31, 2014 was $7.9 million compared to $8.2 million at December 31, 2013. The allowance for loan losses was 1.63% of total loans outstanding at December 31, 2014 compared to 1.89% at December 31, 2013. The recovery of provision for loan losses was $352,000 for 2014 compared to $186,000 for 2013. Net charge-offs resulted in a net recovery of $61,000 for the year ended December 31, 2014 and net recoveries of $1.1 million for the year ended December 31, 2013. Management believes that the stress of the portfolio decreased in 2014 from 2013, reflecting the recovery of the real estate market in the Richmond metropolitan area and management’s focus on improving asset quality.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan at December 31 of each of the years presented:

	2014	2013	2012	2011	2010
	(Dollars in thousands)
Allocation of allowance for loans losses:
Real estate
Residential	$2,324	$2,891	$2,654	$3,680	$3,431
Commercial	3,168	3,050	2,947	1,375	760
Residential Construction	711	591	284	650	494
Other construction, land development and other land	626	624	606	2,175	4,299
Commercial	1,031	996	762	1,370	2,031
Consumer	14	13	16	21	21

Balance, December 31	$7,874	$8,165	$7,269	$9,271	$11,036

Ratio of loans to total loans:
Real estate
Residential	30.14%	33.09%	34.87%	34.47%	29.76%
Commercial	37.92%	38.30%	38.30%	38.64%	36.61%
Residential Construction	6.68%	5.24%	3.51%	2.62%	3.99%
Other construction, land development and other land	10.99%	10.03%	11.98%	13.14%	16.63%
Commercial	13.88%	12.97%	10.75%	10.24%	12.09%
Consumer	0.39%	0.37%	0.59%	0.89%	0.93%

	100.00%	100.00%	100.00%	100.00%	100.00%

Investment Securities

We have designated most securities in the investment portfolio as “available for sale” as further defined in Note 3 to our audited consolidated financial statements beginning on page F-1 of this Proxy Statement/Prospectus. We have designated certain security purchases as “held-to-maturity” as further defined in Note 3 to our audited consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders’ equity. Held-to-maturity securities are carried at amortized cost.

The market value of the available for sale securities at December 31, 2014 and 2013 was $74.3 million and $71.5 million, respectively. The net unrealized loss after tax on the available for sale securities was $65,000 at December 31, 2014 compared to $390,000 at December 31, 2013.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31,
	2014	2013	2012
	(Dollars in thousands)
Available for Sale
Mortgage-backed securities	$29,564	$22,142	$12,035
Corporate bonds	3,498	6,001	16,699
Collateralized mortgage obligation securities	19,791	27,333	37,931
State and political subdivision obligations – taxable	17,754	14,327	15,809
State and political subdivision obligations – tax exempt	—	1,708	3,041
SBA pools	3,676	—	1,310

	$74,283	$71,511	$86,825

Held to Maturity
State and political subdivision obligations – tax exempt	$2,371	$2,375	$2,880

	$2,371	$2,375	$2,880

Restricted investment securities, with a carrying amount of $4.2 million at December 31, 2014, consist primarily of Federal Reserve Bank stock, FHLB stock and stock of a local community bankers bank.

Deposits

The following table is a summary of average deposit liabilities and average rates paid on those deposits for the periods presented:

	2014		2013
	Amount	Average Rate	Amount	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits
Demand deposits	$69,653	0.00%	$61,647	0.00%
Interest-bearing deposits
Interest checking	18,915	0.35%	13,695	0.34%
Savings	2,342	0.31%	1,665	0.32%
Money market accounts	157,289	0.40%	149,191	0.42%
Certificates of deposit	221,384	1.59%	222,713	1.80%

	$469,583		$448,911

As of December 31, 2014, deposits were $479.5 million, a $23.5 million increase over December 31, 2013 deposits of $456.0 million. Average deposits during 2014 increased $20.7 million compared to average deposits for the year ended December 31, 2013. Average noninterest-bearing deposits increased $8.0 million to $69.7 million at December 31, 2014 compared to $61.6 million at December 31, 2013. Average money market accounts increased 5.43%, or $8.1 million, in 2014 to $157.3 million compared to $149.2 million in 2013. Average certificates of deposit decreased $1.3 million, or 0.60%, to $221.4 million in 2014. Included in the certificates of deposits at 2014 year end are $30.6 million (6.52% of total deposits) in brokered deposits with an average interest rate of 0.96%. We used brokered deposits to extend the maturity of our certificates of deposit to assist in our interest rate risk management.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 at December 31, 2014:

	Maturities of Certificates of Deposit of $100,000 and Greater
	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
	(Dollars in thousands)
At December 31, 2014	$6,017	$49,288	$92,621	$147,926	30.85%

Borrowings

At December 31, 2014 and 2013, First Capital’s borrowings and the related weighted average interest rate were as follows:

	2014		2013
	Amount	Weighted- Average Rate	Amount	Weighted- Average Rate
	(Dollars in thousands)
Fed Funds Purchased	$6,318	0.58%	$—	0.00%
Repurchase agreements	1,761	0.29%	1,393	0.40%
Federal Home Loan Bank advances	45,000	1.20%	30,000	1.12%
Subordinated debt and trust preferred	11,559	3.91%	7,155	1.76%

	$58,320		$38,548

We had various lines of credit available from certain of our correspondent banks in the aggregate amount of $35.0 million at December 31, 2014. These lines of credit, which bear interest at prevailing market rates, allowed First Capital to borrow funds in the overnight market, and are renewable annually.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of First Capital’s sensitivity to interest rate movements. The income stream of First Capital is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of our interest earning assets and the amount of interest-bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

First Capital monitors interest rate levels on a daily basis at meetings of the Asset Liability Committee. The following reports and/or tools are used to assess the current interest rate environment and its impact on First Capital’s earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year -to -date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and gap analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities at December 31, 2014. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2014
	1 to 90 Days	90 Days to 1 Year	Total	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)
Earning Assets:
Total Loans Excluding Nonaccrual	$64,967	$93,544	$158,511	$119,334	$161,094	$39,466	$478,405
Investment securities	7,128	2,542	9,670	23,713	12,134	31,137	76,654
Interest-bearing bank deposits	142	—	142	1,000	—	1,000	2,142

Total rate sensitive assets	$72,237	$96,086	$168,323	$144,047	$173,228	$71,603	$557,201

Cumulative totals	$72,237	$168,323	$168,323	$312,370	$485,598	$557,201

Interest-Bearing Liabilities:
Interest checking	$26,426	$—	$26,426	$—	$—	$—	$26,426
Money market accounts	158,108	—	158,108	—	—	—	158,108
Savings deposits	2,365	—	2,365	—	—	—	2,365
Certificates of deposit:
Less than $100	8,469	30,062	38,531	27,906	7,474	—	73,911
Greater than $100	6,017	49,288	55,305	51,558	41,063	—	147,926

Total	$14,486	$79,350	$93,836	$79,464	$48,537	$—	$221,837

Federal funds purchased	—	—	—	—	—	—	—
FHLB borrowing	5,000	10,000	15,000	15,000	15,000	—	45,000
Sub Debt	6,404	—	6,404	—	—	—	6,404
Trust preferred	5,155	—	5,155	—	—	—	5,155
Other liabilities	1,761	—	1,761	—	—	—	1,761

Total rate sensitive liabilities	$219,705	$89,350	$309,055	$94,464	$63,537	$—	$467,056

Non rate sensitive liabilities	—	—	—	—	—	$70,770	$70,770

Cumulative totals	$219,705	$309,055	$309,055	$403,519	$467,056	$537,826

Interest sensitivity gap	$(147,468)	$6,736	$(140,732)	$49,583	$109,691	$833

Cumulative interest sensitivity gap	$(147,468)	$(140,732)	$(140,732)	$(91,149)	$18,542	$19,375

Cumulative interest sensitive gap as a percentage of earning assets	-26.5%	-25.3%	-25.3%	-16.4%	3.3%	3.5%

Ratio of cumulative rate sensitive assets to cumulative rate sensitive liabilities	32.9%	54.5%	54.5%	77.4%	104.0%	103.6%

Capital Resources and Dividends

First Capital has an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2014 and 2013, First Capital’s Tier 1 leverage ratio (Tier 1 capital to average total assets) was 9.22% and 10.04%, respectively, with the minimum regulatory ratio to be well capitalized established at 5.00%. Tier 1 risk -based capital ratios at December 31, 2014 and 2013 were 11.00% and 12.34%, respectively, with the minimum regulatory ratio to be well capitalized established at 6.00%. Total risk -based capital to risk -weighted assets at December 31, 2014 and 2013 were 13.54% and 13.78%, respectively, with the minimum regulatory ratio to be well capitalized established at 10.00%. Our capital structure at December 31, 2014 and 2013 exceeded regulatory guidelines established for well capitalized institutions.

First Capital’s primary focus during 2014 was balance sheet management through controlled, quality loan growth and capital preservation. Despite 22.62% growth in the loan portfolio, First Capital was able to maintain total risk based capital by employing a strategy focused on detailed management of all aspects of the balance sheet.

	December 31,
	2014	2013
	(Dollars in thousands)
Tier 1 capital:
Total equity	$49,652	$49,682
Accumulated other comprehensive loss	65	390
Trust preferred debt	5,155	5,155
Disallowed deferred tax asset	—	(538)

Total Tier 1 capital	54,872	54,689
Tier 2 capital:
Allowance for loan losses	6,256	5,571
Subordinated debt	6,404	800

Total Tier 2 capital	12,660	6,371
Total risk based capital	$67,532	$61,060

Risk weighted assets	$498,891	$443,069

Capital ratios:
Tier 1 leverage ratio	9.22%	10.04%
Tier 1 risk based capital	11.00%	12.34%
Total risk based capital	13.54%	13.78%
Tangible equity to assets	8.30%	8.06%

Liquidity

Liquidity represents an institution’s ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, First Capital maintained during 2014 overall liquidity sufficient to satisfy our depositors’ requirements and meet our clients’ credit needs.

First Capital also maintained additional sources of liquidity through a variety of borrowing arrangements. The bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines totaled $35.0 million, of which there were $6.3 million outstanding draws at December 31, 2014.

First Capital had a credit line with the FHLB in the amount of approximately $76.5 million, without pledging additional collateral, which was used for short and/or long-term borrowing. Advances from the FHLB totaled $45.0 million at December 31, 2014.

At December 31, 2014, cash and cash equivalents, available federal funds, collateral-free securities and available FHLB advances were 30.31% of total deposits, down from 32.68% at December 31, 2013.

Nine-Month Periods Ended September 30, 2015 and 2014

General

First Capital’s results for the three- and nine-month periods ended September 30, 2015 reflect management’s continuing commitment to controlled growth. Total assets grew 4% during the nine months ended September 30, 2015, which is primarily attributable to loan growth. Net income available to common shareholders for the quarter ended September 30, 2015 increased 11% compared to the same period in the prior year, to $1.3 million (or $0.09 per diluted share), and is primarily attributable to growth in net interest income. Net income available to common shareholders for the nine-month period ended September 30, 2015 increased 13% compared to the same period in the prior year, to $3.5 million (or $0.24 per diluted share), and is primarily attributable to growth in net interest income. In addition, asset quality trends continue to improve, and First Capital remains well capitalized with capital ratios in excess of the regulatory minimums.

Results of Operations

Net Interest Income

For the three months ended September 30, 2015, net interest income was up $374,000 (or 7.6%) to $5.3 million compared to $4.9 million for the third quarter of 2014, due primarily to continued loan growth. Total interest and fees on loans, the largest component of net interest income, increased $326,000 (or 5.6%) to $6.1 million during the third quarter of 2015 compared to $5.8 million for the third quarter of 2014. Interest expense on deposit liabilities decreased $75,000, or 7.0%, for the third quarter of 2015 compared to the same period of 2014. This decrease, despite the growth in deposit liabilities, was primarily due to an 11 basis point decrease in average rates paid on interest-bearing deposit liabilities to 0.93% for the third quarter of 2015 compared to 1.04% for the third quarter of 2014.

For the nine months ended September 30, 2015, net interest income was up $1.2 million (or 8.5%) to $15.5 million compared to $14.3 million for the same period in 2014, due primarily to continued loan growth. Total interest and fees on loans, the largest component of net interest income, increased $1.1 million (or 6.8%) to $18.1 million during 2015 compared to $16.9 million for 2014. Interest expense on deposit liabilities decreased $290,000, or 9.0%, for 2015 compared to the same period of 2014. This decrease, despite the growth in deposit liabilities, was primarily due to a 15 basis points decrease in average rates paid on interest-bearing deposit liabilities to 0.94% for the first nine months of 2015 compared to 1.09% for the first nine months of 2014.

The net interest margin increased nine basis points to 3.64% for the three months ended September 30, 2015, compared to 3.55% for the third quarter of 2014, due primarily to decreased interest rates related to deposit liabilities coupled with decreased yields in the loan portfolio. The yield on loans, net of unearned income, was 4.89% with an average balance of $499.0 million for the third quarter of 2015 compared to 4.98% on an average balance of $463.6 million for the same period in 2014, with the decrease in yield due primarily to continued rate pressure in First Capital’s local market. The average balance of interest bearing deposit liabilities increased to $421.2 million with an average interest rate of 0.94% for the third quarter of 2015 compared to an average balance of $409.2 million with an average interest rate of 1.04% for the third quarter of 2014.

The net interest margin increased two basis points to 3.63% for the nine months ended September 30, 2015, compared to 3.61% for the same period of 2014, due primarily to decreased interest rates related to deposit liabilities coupled with decreased yields in the loan and investment portfolios. The yield on loans, net of unearned income, was 4.92% with an average balance of $490.6 million for 2015 compared to 5.02% on an average balance of $450.6 million for 2014, with the decrease in yield due primarily to continued rate pressure in First Capital’s local market. The yield on investments was 2.08% with an average balance of $76.0 million for the first nine months of 2015 compared to 2.36% on an average balance of $76.9 million for 2014, with the decrease in yield due primarily to the purchase of shorter-term, variable rate investments in anticipation of rising interest rates. The average balance of interest-bearing deposit liabilities increased to $417.7 million with an average interest rate of 0.94% for 2015 compared to $396.8 million with an average interest rate of 1.09% for 2014.

Average Balances, Income and Expenses, Yields and Rates

The following table illustrates average balances of total interest-earning assets and total interest-bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, shareholders’ equity and related income, expense and corresponding weighted-average yields and rates. The average balances used in these tables were calculated using daily average balances.

	Three Months Ended September 30,
	2015			2014
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
Assets:
Loans, net of unearned income (1)	$499,003	$6,148	4.89%	$463,592	$5,822	4.98%
Bank owned life insurance (2)	10,098	120	4.71%	9,783	122	4.94%
Investment securities:
Mortgage backed securities	26,713	78	1.16%	30,435	91	1.18%
Corporate bonds	2,599	9	1.43%	3,533	16	1.77%
Municipal securities (2)	5,403	64	4.67%	2,373	42	7.11%
Taxable municipal securities	16,057	97	2.41%	18,214	116	2.52%
CMO	19,119	101	2.10%	19,981	111	2.21%
SBA	4,007	11	1.06%	2,856	7	1.02%
Other investments	3,824	52	5.40%	3,869	45	4.61%

Total investment securities	77,722	412	2.11%	81,261	428	2.09%
Interest-bearing deposits	7,007	17	0.97%	11,646	10	0.34%

Total earning assets	$593,830	6,697	4.47%	$566,282	6,382	4.47%

Cash and cash equivalents	13,474			10,615
Allowance for loan losses	(7,868)			(8,036)
Other assets	20,459			21,522

Total assets	$619,895			$590,383

Liabilities & Shareholders’ Equity:
Interest checking	$25,655	20	0.32%	$18,248	16	0.35%
Money market deposit accounts	154,610	145	0.37%	158,506	157	0.39%
Statement savings	2,535	2	0.31%	2,323	2	0.31%
Certificates of deposit	238,428	829	1.38%	230,146	898	1.55%

Total interest-bearing deposits	$421,228	996	0.94%	$409,223	1,073	1.04%

Fed funds purchased	1,132	2	0.61%	141	—	0.61%
Repurchase agreements	1,240	—	0.05%	3,586	2	0.25%
Subordinated debt	10,003	82	3.25%	13,251	122	3.64%
FHLB advances	39,185	166	1.68%	39,891	113	1.12%

Total interest-bearing liabilities	$472,788	1,246	1.05%	$466,092	1,310	1.12%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	92,332			74,584
Other liabilities	2,217			2,048

Total liabilities	94,549			76,632
Shareholders’ equity	52,558			47,659

Total liabilities and shareholders’ equity	$619,895			$590,383

Net interest income		$5,451			$5,072

Interest rate spread			3.43%			3.35%

Net interest margin			3.64%			3.55%

Ratio of average interest earning assets to average interest-bearing liabilities			125.60%			121.50%

(1)	Includes nonaccrual loans.
(2)	Income and yields are reported on a taxable equivalent basis using a 34% tax rate.

	Nine Months Ended September 30,
	2015			2014
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)
Assets:
Loans, net of unearned income (1)	$490,590	$18,065	4.92%	$450,627	$16,918	5.02%
Bank owned life insurance (2)	10,022	359	4.79%	9,705	367	5.05%
Investment securities:
Mortgage backed securities	27,059	227	1.12%	27,385	288	1.41%
Corporate bonds	3,198	39	1.64%	3,782	53	1.86%
Municipal securities (2)	3,634	152	5.60%	2,997	156	6.94%
Taxable municipal securities	16,110	292	2.43%	15,867	330	2.78%
CMO	18,270	294	2.15%	22,103	386	2.34%
SBA	3,775	31	1.10%	962	7	1.02%
Other investments	3,980	149	5.00%	3,807	138	4.83%

Total investment securities	76,026	1,184	2.08%	76,903	1,358	2.36%
Interest bearing deposits	10,239	52	0.68%	8,955	21	0.31%

Total earning assets	$586,877	19,660	4.48%	546,190	18,664	4.57%

Cash and cash equivalents	12,167			9,799
Allowance for loan losses	(7,892)			(8,081)
Other assets	20,581			21,752

Total assets	$611,733			$569,660

Liabilities & Stockholders’ Equity:
Interest checking	$27,392	64	0.31%	$17,745	46	0.34%
Money market deposit accounts	154,943	429	0.37%	155,777	481	0.41%
Statement savings	2,473	6	0.31%	2,343	5	0.31%
Certificates of deposit	232,864	2,440	1.40%	220,889	2,701	1.63%

Total interest-bearing deposits	$417,672	2,939	0.94%	$396,754	3,233	1.09%

Fed funds purchased	1,044	5	0.69%	282	1	0.61%
Repurchase agreements	1,212	1	0.08%	5,440	13	0.31%
Subordinated debt and trust preferred	10,680	279	3.50%	13,291	356	3.58%
FHLB advances	42,293	483	1.53%	37,857	315	1.11%

Total interest-bearing liabilities	$472,901	3,707	1.05%	$453,624	3,918	1.16%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	85,028			67,466
Other liabilities	2,251			2,009

Total liabilities	87,279			69,475
Shareholders’ equity	51,553			46,561

Total liabilities and shareholders’ equity	$611,733			$569,660

Net interest income		$15,953			$14,746

Interest rate spread			3.43%			3.41%

Net interest margin			3.63%			3.61%

Ratio of average interest earning assets to average interest-bearing liabilities			124.10%			120.41%

(1)	Includes nonaccrual loans.
(2)	Income and yields are reported on a taxable equivalent basis using a 34% tax rate.

Noninterest Income

Total noninterest income increased $93,000 (or 21.6%) to $524,000 for the third quarter of 2015, compared to $431,000 for the same period of 2014 due primarily to a $108,000 increase in loan prepayment penalties.

Total noninterest income decreased $53,000 (or 3.8%) to $1.3 million for the nine months ended September 30, 2015, compared to $1.4 million for the same period of 2014 due primarily to a $232,000 decline in gain on sale of securities coupled with a $154,000 increase in loan prepayment penalties.

Noninterest Expense

Total noninterest expense for the third quarter of 2015 increased to $4.0 million, up $229,000, or 6.2%, compared to the same period in 2014. This increase is due primarily to increases in operating expenses related to growth in operations and the proposed merger.

Total noninterest expense for the nine months ended September 30, 2015 increased to $11.8 million, up $401,000, or 3.5%, compared to $11.4 million for the same period in 2014. This increase is due primarily to increases in operating expenses related to growth in operations coupled with a net write down of OREO related to fair market value measurement during the first quarter of 2015.

Income Taxes

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income and nondeductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

The effective tax rates for the three-month periods ended September 30, 2015 and 2014 were 32.15% and 32.57%, respectively.

The effective tax rates for the nine-month periods ended September 30, 2015 and 2014 were 32.15% and 32.01%, respectively.

Financial Condition

Assets

Total assets at September 30, 2015, were $623.3 million, up $24.7 million (or 4.1%) from $598.5 million at December 31, 2014. The primary drivers of this increase were (i) growth in net loans of $13.6 million (or 2.9%) to $487.4 million at September 30, 2015 from $473.8 million at December 31, 2014, (ii) growth in available for sale investment securities of $3.7 million (or 5.0%) to $78.0 million at September 30, 2015 from $74.3 million at December 31, 2014 and (iii) an increase in cash and cash equivalents of $8.4 million (or 75.5%) to $19.5 million at September 30, 2015 from $11.1 million at December 31, 2014. The growth in net loans was due primarily to the increased loan demand in First Capital’s market as the economy and consumer confidence continue to improve. The increase in cash and cash equivalents was driven by an increase in federal funds sold to $3.7 million at September 30, 2015, compared to federal funds purchased of $6.3 million at December 31, 2014, and an increase in cash and due from banks of $4.7 million (or 42.2%) resulting primarily from deposit growth. The increase in investment securities is primarily due to purchases of securities in response to First Capital’s solid cash position resulting from deposit growth during 2015. The composition of First Capital’s investment portfolio reflects management’s strategy to manage volatility, balance interest rate risk, and to provide liquidity and income to the company.

Liabilities and Shareholders’ Equity

Customer deposits increased $41.0 million (or 8.6%) from $479.5 million at December 31, 2014 to $520.5 million at September 30, 2015. First Capital had federal funds purchased of $6.3 million at December 31, 2014 compared to federal funds sold of $3.7 million at September 30, 2015 (see related increase in cash and cash equivalents above). Shareholders’ equity increased $3.7 million (or 7.5%) due primarily to net income during the nine-month period ended September 30, 2015.

Asset Quality

Loan charge-offs, net of recoveries, amounted to a net recovery of $1,000 for the third quarter of 2015 compared to a net recovery of $69,000 for the third quarter of 2014. There was no provision for or recovery of loan losses during the third quarter of 2015. A recovery of the provision for loan losses of $60,000 was achieved during the third quarter of 2014.

Loan charge-offs, net of recoveries, amounted to a net recovery of $137,000 for the nine months ended September 30, 2015 compared to a net recovery of $90,000 for the same period of 2014. The provision for loan losses was recovered in the amount of $145,000 for the nine months ended September 30, 2015 compared to $352,000 recovered for the same period of 2014.

Although First Capital believes it has a sufficient allowance for its existing portfolio, there can be no assurances that an additional allowance for losses on existing loans may not be necessary in the future. The allowance for loan losses was $7.9 million at September 30, 2015 and December 31, 2014. The ratio of the allowance for loan losses to total loans outstanding at September 30, 2015, was 1.59% compared to 1.63% at December 31, 2014. The movement in this ratio resulted primarily from the loan portfolio’s growth since December 31, 2014.

The following table summarizes asset quality information at the dates indicated.

	September 30, 2015	2014
		December 31,	September 30,
	(Dollars in thousands)
Nonaccrual loans	$2,505	$3,430	$3,580
Loans past due 90 days and accruing interest	—	—	—

Total nonperforming loans	2,505	3,430	3,580
OREO	495	1,810	1,962

Total nonperforming assets	$3,000	$5,240	$5,542

Allowance for loan losses to period end loans	1.59%	1.63%	1.69%
Nonperforming assets to total assets	0.48%	0.88%	0.92%
Allowance for loan losses to nonaccrual loans	314.01%	229.56%	220.77%

Liquidity

At September 30, 2015, First Capital had cash and cash equivalents of $19.5 million, time deposits in other banks of $2.3 million and unrestricted investment securities not pledged of $80.4 million, for a total of $102.2 million, or 16.4% of total assets, which management believes is adequate to meet short-term liquidity needs. Management also has alternative sources of funding available, including unused unsecured federal funds facilities with four banks totaling $35.0 million and unused available term loans through the FHLB totaling $44.8 million.

Total liquidity and other alternative sources of liquidity totaled $182.0 million at September 30, 2015, if fully utilized, which represents 35.0% of total deposits.

Off-Balance-Sheet Arrangements

In the normal course of business there are outstanding commitments for the extension of credit which are not reflected in First Capital’s financial statements. At September 30, 2015, pre-approved but unused lines of credit for loans totaled approximately $159.3 million. In addition, First Capital had approximately $12.6 million in financial and performance standby letters of credit at September 30, 2015. These commitments represent no more than the normal lending risk that First Capital commits to borrowers. If these commitments are drawn, First Capital will obtain collateral if it is deemed necessary based on the credit evaluation of the counterparty.

Capital Resources

First Capital is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, First Capital must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Management reviews the adequacy of First Capital’s capital on an ongoing basis with reference to the size, composition and quality of the company’s resources and compliance with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

Federal regulatory risk-based capital ratio guidelines require percentages to be applied to various assets including off-balance-sheet assets in relation to their perceived risk. Tier 1 capital consists of stockholders’ equity less net unrealized gains on available-for-sale securities and disallowed portion of the deferred tax asset. Tier 2 capital, a component of total capital, consists of a portion of the allowance for loan losses. The bank’s ratios exceed regulatory requirements. As of September 30, 2015, the bank had a Tier 1 risk-based capital ratio of 11.56%, total risk-based capital ratio of 12.82%, and common equity Tier 1 capital ratio of 11.56%. At December 31, 2014, the bank’s Tier 1 risk-based capital ratio was 11.64% and total risk-based capital ratio was 12.90%. The modest declines in capital ratios at September 30, 2015 compared to December 31, 2014, are due primarily to the first quarter 2015 implementation of the Basel III framework for calculating capital ratios and asset growth during the first nine months of 2015.

MANAGEMENT FOLLOWING THE MERGER

Effective upon completion of the merger, pursuant to the merger agreement, Park Sterling will appoint to the Park Sterling board of directors Grant S. Grayson and Robert G. Whitten, each of whom currently serves on the First Capital board of directors. Brief descriptions of the business experience of each of Messrs. Grayson and Whitten are set forth below.

Grant S. Grayson, Mr. Grayson, age 63, has been a shareholder in the law firm of LeClairRyan, since November 2009. Prior to November 2009, Mr. Grayson was a partner in the law firm of Cantor Arkema, P.C. Mr. Grayson has served on the First Capital board of directors since 1998 and is currently the Chairman of the Board. Mr. Grayson’s knowledge of First Capital’s business, history, organization and executive management will provide the Park Sterling board of directors with insight into the effective integration of the First Capital operations. In addition, Mr. Grayson will be able to provide valuable guidance regarding merger activities, government and community relations, interactions with industry group and professional associations and business development efforts.

Robert G. Whitten, Mr. Whitten, age 60, is co-owner and president of Whitten Brothers Holding Company, which owns and operates two automobile dealerships in the metropolitan Richmond area. Mr. Whitten has been involved in the automobile business for over thirty-six years. Mr. Whitten’s business experience gives him extensive insights into the customers who live in First Capital’s market areas and the economic developments affecting the communities in which First Capital operates. In addition, through his tenure on the First Capital board of directors, which began in 2012, Mr. Whitten has developed knowledge of First Capital’s business, history, organization and executive management, which, together with his personal understanding of many of the markets that First Capital serves, will be a significant resource as Park Sterling integrates the First Capital operations.

Information regarding the current directors and executive officers of Park Sterling, each of whom will continue to serve as a director and/or and executive officer of Park Sterling after completion of the merger, can be found in Park Sterling’s definitive proxy statement for its 2015 annual meeting of shareholders. Neither Messrs. Grayson nor Whitten has any family relationship with one another or any current executive officer or director of Park Sterling. See “Where You Can Find More Information.”

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS

AND CERTAIN BENEFICIAL OWNERS OF FIRST CAPITAL

The following table sets forth, as of the record date for the special meeting (November 9, 2015), certain information with respect to the beneficial ownership of First Capital common stock held by (i) each holder of 5% or more of First Capital common stock known to First Capital, (ii) each director and executive officer of First Capital and (iii) all the directors and executive officers of First Capital as a group. To the knowledge of First Capital, there is no beneficial holder of more than 5% of First Capital common stock that is not also a director or officer of First Capital. Applicable percentage ownership in the table is based on 13,011,016 shares of First Capital common stock outstanding as of the record date. Except as otherwise indicated, the persons named in the table have sole voting and investment power as to all of the shares beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Neil P. Amin	8,269(2)	*
Gary L. Armstrong	114,250(2)(3)(4)	*
Gerald Blake	96,905(2)(3)(4)	*
Martin L. Brill	117,145(2)	*
Grant S. Grayson	216,563(2)(3)(4)	1.7%
Yancey S. Jones	213,528(2)(3)	1.6%
Kenneth R. Lehman	7,307,612(2)(4)	56.2%
John M. Presley	447,388(2)(3)(4)	3.4%
Debra L. Richardson	58,150(2)(3)(4)	*
Robert G. Watts, Jr.	119,331(2)(3)(4)(5)	*
Robert G. Whitten	32,454(2)	*
Richard W. Wright	273,320(2)(3)(4)	2.1%
Gerald H. Yospin	76,556(2)(3)(4)	*

All directors and executive officers as a group (17 persons)	9,375,107(6)	72.1%

*	Represents less than 1% of First Capital common stock.
(1)	For purposes of this table, beneficial ownership has been determined in accordance with the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he or she has or shares the power to vote or direct the voting of the security, the power to dispose of or direct the disposition of the security or the right to acquire beneficial ownership of the security within 60 days. The mailing address of individuals included in the table is 4222 Cox Road, Glen Allen, Virginia 23060.
(2)	Includes shares of common stock that are restricted stock holdings as follows: Mr. Amin, 1,000 shares; Mr. Armstrong, 29,166 shares; Mr. Blake, 1,000 shares, Mr. Brill, 1,000 shares; Mr. Grayson, 11,000 shares; Mr. Jones, 1,000 shares; Mr. Lehman, 1,000 shares; Mr. Presley, 50,000 shares; Ms. Richardson, 1,000 shares; Mr. Watts, 51,667 shares; Mr. Whitten, 1,000 shares; Mr. Wright, 1,000 shares; and Mr. Yospin, 1,000 shares. The shares are subject to a vesting schedule (other than those of Mr. Presley), forfeiture risk and other restrictions. These shares can be voted at the special meeting.
(3)	Includes shares of common stock underlying stock options that are currently exercisable as follows: Mr. Armstrong, 13,500 shares; Mr. Blake, 8,500 shares; Mr. Grayson, 12,500 shares; Mr. Jones, 8,500 shares; Mr. Presley, 12,500 shares; Ms. Richardson, 8,500 shares; Mr. Watts, 10,000 shares; Mr. Wright, 12,500 shares; and Mr. Yospin, 8,500 shares. These shares cannot be voted at the special meeting because the stock options have not been exercised.
(4)	Includes shares of common stock underlying warrants that are currently exercisable as follows: Mr. Armstrong, 17,250 shares; Mr. Blake, 16,281 shares; Mr. Grayson, 50,000 shares; Mr. Lehman, 2,434,537 shares; Mr. Presley, 62,485 shares; Ms. Richardson, 7,500 shares; Mr. Watts, 11,395 shares

(footnotes continue on the following page)

(including 2,220 shares of common stock underlying warrants that are currently exercisable and held indirectly by Mr. Watts in First Capital’s 401(k) plan and are allocated to his account); Mr. Wright, 33,000 shares; and Mr. Yospin, 10,123 shares. These shares cannot be voted at the special meeting because the warrants have not been exercised.
(5)	Includes 5,536 shares of common stock that are held indirectly by Mr. Watts in First Capital’s 401(k) plan and which are allocated to Mr. Watts’s account. Under the terms of First Capital’s 401(k) plan, shares of common stock allocated to the accounts of employees are voted in accordance with the instructions of the respective employees. Accordingly, these shares can be voted at the special meeting.
(6)	Includes 277,331 shares of common stock that are restricted stock holdings, 128,750 shares of common stock underlying stock options that are currently exercisable, 2,673,559 shares of common stock that are underlying warrants that are currently exercisable (not including shares underlying warrants held indirectly by executive officers in First Capital’s 401(k) plan), 63,853 shares of common stock that are held indirectly by executive officers in First Capital’s 401(k) plan and are allocated to the accounts of such executive officers, and 15,740 shares of common stock underlying warrants that are currently exercisable and held indirectly by executive officers in First Capital’s 401(k) plan and are allocated to the accounts of such executive officers. Under the terms of First Capital’s 401(k) plan, shares of common stock allocated to the accounts of employees are voted in accordance with the instructions of the respective employees. Accordingly, only the shares that are restricted stock holdings and shares that are held in First Capital’s 401(k) plan can be voted at the special meeting.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Park Sterling and First Capital and have been prepared to illustrate the effects of the merger involving Park Sterling and First Capital under the acquisition method of accounting with Park Sterling treated as the acquirer. Under the acquisition method of accounting, the assets and liabilities of First Capital, as of the effective date of the merger, will be recorded by Park Sterling at their respective fair values and the excess of the merger consideration over the fair value of First Capital’s net assets will be allocated to goodwill.

The unaudited pro forma condensed combined financial information combines the historical financial information of Park Sterling and First Capital as of and for the nine-month period ended September 30, 2015 and for the year ended December 31, 2014, and has been derived from and should be read in conjunction with the audited and unaudited financial statements of Park Sterling and First Capital incorporated by reference or included in this Proxy Statement/Prospectus. The unaudited pro forma condensed consolidated balance sheet gives effect to the merger as if the merger had been consummated on September 30, 2015. The unaudited pro forma consolidated statements of income dated as of September 30, 2015 and December 31, 2014 give effect to the merger as if the merger had been consummated on January 1, 2014.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in these unaudited pro forma condensed financial statements are preliminary and may be revised. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, potential revenue enhancements, anticipated cost savings and expense efficiencies, or asset dispositions, among other factors.

In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the pro forma allocation of purchase price reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) First Capital’s balance sheet through the effective time of the merger; (ii) the aggregate value of merger consideration paid if the price of Park Sterling’s stock varies from the assumed $5.54 per share; (iii) total merger-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

Accounting Standards Codification Topic 805 “Business Combinations” (“ASC Topic 805”) is used for all business combinations and provides that an acquirer be identified for each business combination.

ASC Topic 805 states the acquisition date as the date the acquirer obtains control of the acquiree. This is typically the closing date and is used to measure the fair value of the consideration paid. When the acquirer issues equity instruments as full or partial payment for the acquiree, the fair value of the acquirer’s equity instruments will be measured at the acquisition date, rather than an earlier measurement date that was required under prior accounting guidance. Under ASC Topic 805 all loans are transferred at fair value, including adjustments for credit and no allowance is carried over. Transaction costs are excluded from the acquisition accounting. They are instead accounted for under other generally accepted accounting principles, which may mean the costs are expensed as incurred (e.g., due diligence costs), or, to the extent applicable, treated as a cost of issuing equity securities. ASC Topic 805 requires costs associated with restructuring or exit activities that do not meet the recognition criteria in ASC Topic 420 “Exit or Disposal Cost Obligations” as of the acquisition date to be subsequently recognized as post-combination costs when those criteria are met.

ASC Topic 805 also provides the accounting guidance for identifying and recognizing intangible assets separately from goodwill. The application of ASC Topic 805 was considered in arriving at the unaudited pro forma results in the tables provided below, including the tabular presentation immediately below, which cross-references the required disclosures under ASC Topic 805.

Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Consolidated Balance Sheet

as of September 30, 2015

(Dollars in thousands, except per share data)

(Sub-totals may not add due to rounding)

	Historical		Pro Forma before Adjustments	9/30/2015 Pro Forma Adjustments		Pro Forma after Adjustments
	Park Sterling Corporation	First Capital Bancorp
ASSETS
Cash and due from banks	$16,096	$15,772	$31,868	$(11,782)	A	$20,086
Interest-earning balances at banks	41,230	2,250	43,480	(25,769)	B	17,711
Federal funds sold	920	3,695	4,615	—		4,615
Investment securities available-for-sale, at fair value	401,820	78,032	479,852	—		479,852
Investment securities held-to-maturity, at amortized cost	109,072	2,368	111,440	201	C	111,641
Nonmarketable equity securities	11,377	3,736	15,113	—		15,113
Loans held for sale	5,145	—	5,145	—		5,145
Loans	1,700,124	495,297	2,195,421	6,659	D	2,193,156
				(9,000)	D
				76	D
Allowance for loan losses	(8,742)	(7,866)	(16,608)	7,866	E	(8,742)

Net loans	1,691,382	487,431	2,178,813	5,601		2,184,414

Premises and equipment, net	56,948	11,935	68,883	(465)	F	68,418
Accrued interest receivable	4,959	1,849	6,808	—		6,808
Other real estate owned – noncovered	7,087	495	7,582	—		7,582
Other real estate owned – covered	1,056	—	1,056	—		1,056
Bank-owned life insurance	58,286	10,138	68,424	—		68,424
FDIC loss share receivable	1,190	—	1,190	—		1,190
Goodwill	29,197	—	29,198	27,360	G	56,556
Intangible assets	9,918	—	9,918	2,716	H	12,634
Deferred tax asset	29,711	3,834	33,545	(2,354)	I	34,847
				3,656	A
Other assets	9,740	1,718	11,457	—		11,458

Total assets	$2,485,134	$623,253	$3,108,387	$(837)		$3,107,550

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$370,815	$97,922	$468,737	$—		$468,737
Interest-bearing	1,576,043	422,606	1,998,649	1,762	J	2,000,411

Total deposits	1,946,858	520,528	2,467,386	1,762		2,469,148
Short-term borrowings	130,000	—	130,000	—		130,000
Long-term borrowings	55,000	35,000	90,000	584	K	90,584
Subordinated debt	24,092	9,987	34,079	(746)	L	33,333
Accrued interest payable	406	35	441	—		441
Accrued expenses and other liabilities	44,573	4,332	48,905	126	M	49,031

Total liabilities	2,200,929	569,882	2,770,811	1,726		2,772,537
Shareholders’ equity:
Common stock	44,909	129	45,038	(129)	N	53,247
				8,338	N
Additional paid-in capital	222,587	48,713	271,300	(48,713)	N	265,058
				48,358	N
				(5,888)	A
Retained earnings / (accumulated deficit)	17,692	4,269	21,961	(4,269)	N	17,692
Accumulated other comprehensive income	(983)	260	(723)	(260)	N	(983)

Total shareholders’ equity	284,205	53,371	337,576	(2,563)		335,014

Total liabilities and shareholders’ equity	$2,485,134	$623,253	$3,108,387	$(837)		$3,107,550

Common shares issued and outstanding	44,909,447	12,923,392		8,337,757		53,247,204
Total book value per share	$6.47	$4.13				$6.29

*	See accompanying notes to the unaudited pro forma condensed combined financial information.

Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Consolidated Statements of Income

For the Nine Months Ended September 30, 2015

(Dollars in thousands, except per share data)

	Historical
	Park Sterling Corporation	First Capital Bancorp	Pro Forma before Adjustments	Pro Forma Adjustments		Pro Forma after Adjustments
Interest income
Loans, including fees	$58,253	$18,065	$76,318	$(2,241)	O	$74,077
Taxable investment securities	7,935	884	8,819	—		8,819
Tax-exempt investment securities	433	100	533	—		533
Nonmarketable equity securities	391	151	542	—		542
Interest on deposits at banks	61	52	113	(31)	P	82

Total interest income	67,073	19,252	86,325	(2,272)		84,053

Interest expense
Money market, NOW and savings deposits	1,706	505	2,211	—		2,211
Time deposits	2,299	2,440	4,739	(972)	Q	3,767
Short-term borrowings	241	—	241	—		241
Long-term borrowings	394	483	877	(88)	R	789
Subordinated debt	1,027	280	1,307	27	S	1,334

Total interest expense	5,667	3,708	9,375	(1,033)		8,342

Net interest income	61,406	15,544	76,950	(1,239)		75,711
Provision for loan losses	314	(145)	169	—		169

Net interest income after provision for loan losses	61,092	15,689	76,781	(1,239)		75,542
Noninterest income
Service charges on deposit accounts	3,495	226	3,721	—		3,721
Income on fiduciary activities	2,327	—	2,327	—		2,327
Commissions from sales of mutual funds	388	—	388	—		388
Income from capital markets	1,030	—	1,030	—		1,030
Gain on sale of securities available-for-sale	54	120	174	—		174
ATM and card income	1,860	139	1,999	—		1,999
Mortgage banking income	2,607	—	2,607	—		2,607
Income from bank-owned life insurance	2,379	237	2,616	—		2,616
Amortization of indemnification asset	(601)	—	(601)	—		(601)
Loss share true-up liability expense	(120)	—	(120)	—		(120)
Other noninterest income	301	605	906	—		906

Total noninterest income	13,720	1,327	15,047	—		15,047

Noninterest expense
Salaries and employee benefits	30,404	6,477	36,881	—		36,881
Occupancy and equipment	7,638	1,223	8,861	(26)	T	8,835
Advertising and promotion	991	360	1,351	—		1,351
Legal and professional fees	1,930	419	2,349	—		2,349
Deposit charges and FDIC insurance	1,226	275	1,501	—		1,501
Data processing and outside service fees	4,956	771	5,727	—		5,727
Communication fees	1,619	829	2,448	—		2,448
Core deposit intangible amortization	1,042	—	1,042	204	U	1,246
Net cost of operation of other real estate owned	430	140	570	—		570
Loan and collection expense	547	27	574	—		574
Postage and supplies	389	147	536	—		536
Other noninterest expense	4,619	1,178	5,797	—		5,797

Total noninterest expense	55,791	11,846	67,637	178		67,815

Income (loss) before income taxes	19,021	5,170	24,191	(1,417)		22,774
Income tax expense	6,190	1,662	7,852	(487)	V	7,365

Net income	$12,831	$3,508	$16,339	$(929)		$15,410

Earnings per common share	$0.29	$0.28				$0.29
Diluted earnings per common share	$0.29	$0.24				$0.29
Dividends per common share	$0.09	$0.01				$0.09
Average common shares outstanding	43,949,557	12,638,000		8,337,757		52,287,314
Diluted average common shares outstanding	44,294,191	14,865,000		8,337,757		52,631,948

*	See accompanying notes to the unaudited pro forma condensed combined financial information.

Pro Forma Condensed Combined Financial Information (Unaudited)

Pro Forma Condensed Consolidated Statements of Income

For the Year Ended December 31, 2014

(Dollars in thousands, except per share data)

	Historical
	Park Sterling Corporation	First Capital Bancorp	Pro Forma before Adjustments	Pro Forma Adjustments		Pro Forma after Adjustments
Interest income
Loans, including fees	$74,867	$22,773	$97,640	$(2,907)	O	$94,733
Taxable investment securities	9,318	1,398	10,716	—		10,716
Tax-exempt investment securities	631	131	762	—		762
Nonmarketable equity securities	362	196	558	—		558
Interest on deposits at banks	119	34	153	(41)	P	112

Total interest income	85,297	24,532	109,829	(2,949)		106,880

Interest expense
Money market, NOW and savings deposits	2,270	707	2,977	—		2,977
Time deposits	3,155	3,524	6,679	(1,151)	Q	5,528
Short-term borrowings	86	—	86	—		86
Long-term borrowings	513	452	965	(117)	R	848
Subordinated debt	1,631	485	2,116	36	S	2,152

Total interest expense	7,655	5,168	12,823	(1,232)		11,591

Net interest income	77,642	19,364	97,006	(1,717)		95,289
Provision for loan losses	(1,286)	(352)	(1,638)	—		(1,638)

Net interest income after provision for loan losses	78,928	19,716	98,644	(1,717)		96,927

Noninterest income
Service charges on deposit accounts	3,881	332	4,213	—		4,213
Income on fiduciary activities	2,748	—	2,748	—		2,748
Commissions from sales of mutual funds	452	—	452	—		452
Income from capital markets	—	—	—	—		—
Gain on sale of securities available-for-sale	180	425	605	—		605
ATM and card income	2,632	171	2,803	—		2,803
Mortgage banking income	2,641	55	2,696	—		2,696
Income from bank-owned life insurance	2,688	320	3,008	—		3,008
Amortization of indemnification asset	(3,203)	—	(3,203)	—		(3,203)
Loss share true-up liability expense	(587)	—	(587)	—		(587)
Other noninterest income	2,521	519	3,040	—		3,040

Total noninterest income	13,953	1,822	15,775	—		15,775

Noninterest expense
Salaries and employee benefits	39,538	8,631	48,169	—		48,169
Occupancy and equipment	10,409	818	11,227	(38)	T	11,189
Advertising and promotion	1,494	487	1,981	—		1,981
Legal and professional fees	3,486	411	3,897	—		3,897
Deposit charges and FDIC insurance	1,491	370	1,861	—		1,861
Data processing and outside service fees	6,449	939	7,388	—		7,388
Communication fees	1,974	—	1,974	—		1,974
Core deposit intangible amortization	1,269	—	1,269	272	U	1,541
Net cost of operation of other real estate owned	817	(87)	730	—		730
Loan and collection expense	1,350	—	1,350	—		1,350
Postage and supplies	667	—	667	—		667
Other noninterest expense	4,990	3,486	8,476	—		8,476

Total noninterest expense	73,934	15,055	88,989	234		89,223

Income (loss) before income taxes	18,947	6,483	25,430	(1,957)		23,479
Income tax expense	6,058	2,095	8,153	(671)	V	7,482

Net income	$12,889	$4,388	$17,277	$(1,280)		$15,997

Dividends on preferred stock	—	24	24	—		24

Net income allocable to common shareholders	$12,889	$4,364	$17,253	$(1,280)		$15,973

Earnings per common share	$0.29	$0.35				$0.31
Diluted earnings per common share	$0.29	$0.30				$0.30
Dividends per common share	$0.08	n/a				$0.08
Average common shares outstanding	43,924,457	12,530,000		8,337,757		52,262,214
Diluted average common shares outstanding	44,247,000	14,724,000		8,337,757		52,584,757

*	See accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 – Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting. Balance sheet data is presented as of September 30, 2015 and assumes the merger involving Park Sterling and First Capital was completed on that date. Income statement data is presented to give effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations or financial position had the merger been consummated at the beginning of the periods presented nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. Certain historical financial information has been reclassified to conform to the current presentation. The merger, which is currently expected to be completed in the first quarter of 2016, provides that the merger consideration to be paid by Park Sterling will be approximately 70% in shares of Park Sterling common stock and approximately 30% in cash, and is subject to satisfaction of customary closing conditions, including First Capital shareholder approval and regulatory approvals.

The unaudited pro forma condensed combined financial information includes preliminary estimated adjustments to record assets and liabilities of First Capital at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein are subject to updates as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair value of First Capital’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Increases or decreases in the estimated fair values of the net assets, commitments, executory contracts, and other items of First Capital as compared with the information shown in the unaudited pro forma condensed combined financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact the statement of income due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to First Capital’s shareholders’ equity including results of operations from October 1, 2015 through the date the merger is completed will also change the amount of goodwill recorded.

Note 2 – Accounting Policies and Financial Statement Classifications

The accounting policies of both Park Sterling and First Capital are in the process of being reviewed in detail. Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined. There are currently no material transactions between Park Sterling and First Capital in relation to the unaudited pro forma condensed combined financial information.

Note 3 – Merger – Related Charges

In connection with the merger, the plan to integrate Park Sterling’s and First Capital’s operations is still being developed. The total merger -related costs have been preliminarily estimated to be approximately $11.8 million ($8.1 million after tax) and are included in the unaudited pro forma condensed consolidated balance sheet in accordance with disclosure guidelines. These estimates are based on current managerial assumptions regarding the operations and activities of the combined companies. The specific details of these plans will continue to be refined over the next several months as business units and functional areas from Park Sterling and First Capital work together to finalize their operating models. This effort is designed to assess the two companies’ product offerings, organizational structure, operating platforms information technology, distribution network, operating policies and procedures, employee benefit plans, supply chain methodologies, and service contracts to determine optimum strategies to serve customers and realize cost savings. Management is unable to determine the exact period over which merger costs will be recognized until this integration planning is completed. However, management does not anticipate realizing the full $11.8 million in merger costs estimated above at consummation. The following table provides a breakdown of the estimated merger-related charges.

(Dollars in thousands)	Estimated Merger- Related Charges
	Total	Actual Through September 30, 2015	Remaining	Estimated Timing of Recognition
Employee-Related Expense	$4,547	$—	$4,547	Within 12 months of merger consummation
Technology and Operations Integration	3,448	—	3,448	Within 6 months of merger consummation
Legal and Professional Fees	1,200	—	1,200	Within 12 months of merger consummation
Investment Banking Fees	1,500	—	1,500	At merger consummation
Other Merger-Related Expenses	1,087	—	1,087	Within 12 months of merger consummation

	$11,782	$—	$11,782

Note 4 – Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current assumptions and valuations which are subject to change.

Balance Sheet Adjustments

A	Cash was adjusted to reflect estimated initial merger-related expenses of $11.8 million. See Note 3, Merger -Related Charges, above. Deferred taxes were also adjusted to reflect the tax effect of initial merger-related expenses of $3.7 million.

B	Interest-earning balances at banks were adjusted to reflect the payment of cash merger consideration of an estimated $25.8 million.

C	Investments held-to-maturity were adjusted to reflect the current market value of those securities. Park Sterling anticipates selling these securities at merger consummation.

D	Loans were adjusted a net $(2.2) million which reflects the estimated credit portion of the fair value adjustment of $9.0 million (credit), the estimated fair value based upon current interest rates for similar loans of $6.7 million (debit) and the write-off of First Capital’s current ASC 310-20 deferred net loan fees of $0.1 million (debit). Park Sterling identified a net $2.3 million in net preliminary estimated fair value adjustments to First Capital’s loan portfolio during due diligence. Both the estimated credit and interest portions of the mark are required under ASC Topic 805. Park Sterling has engaged a third-party advisor to assist in determining the final fair value adjustments. Actual fair value adjustments may be revised based upon existing exposures, market conditions or other factors at the time of merger.

The interest rate portion of the fair value adjustment ($6.7 million) was determined by comparing the pricing on First Capital’s existing loan exposures to current market benchmarks. Exposures were analyzed based on loan type, risk rating and maturity. This adjustment will be amortized into income over the estimated lives of these loans.

The credit portion of the fair value adjustment ($9.0 million) was determined by estimating remaining loss content in the loan portfolio as required under ASC Topic 805. This amount is an estimate of the contractual cash flows not expected to be collected over the estimated lives of these loans as determined by Park Sterling during due diligence. The scope of this due diligence, which was conducted as of July 31, 2015, included approximately $497.1 million in total loans, of which $273.7 million, or 55%, were evaluated through individual file reviews, and $223.4 million, or 45%, through extrapolation of findings from the individual file reviews and quantitative modeling. Individual file reviews included evaluation of factors such as a borrower’s balance sheet strength, earnings capability, cash flow generation, collateral value and, if applicable, guarantor strength. Quantitative modeling included evaluation of roll rate analysis and estimates of probability of default and loss given default. Both approaches represent Park Sterling’s judgment regarding the potential credit losses in First Capital’s loan portfolio based upon assumptions regarding potential migration of First Capital’s loan portfolio in future periods and assumptions regarding potential disposition strategies for problem assets.

During due diligence, Park Sterling segregated and evaluated the portfolio by loan type. Within each loan type, loans were further segregated and evaluated by performance characteristics such as loan grade and payment status (i.e., 30 days past due, 60 to 89 days past due, 90 plus days past due, nonaccrual). Through this evaluation, approximately $15.0 million of loans were estimated to be purchased credit-impaired (loans for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments). A breakdown of the purchased credit-impaired and purchased performing loans by loan type, as well as the credit mark allocation, is shown in the tables below. These values represent the loan balances as recorded in First Capital’s loan system and exclude any loan marks or other adjustments.

(Dollars in thousands)	As of September 30, 2015
	Purchased Credit- Impaired	Purchased Performing	Total Loans
Commercial & industrial	$28	$71,925	$71,953
Commercial real estate – owner-occupied	1,587	62,990	64,577
Commercial real estate – investor income producing	820	138,439	139,259
Acquisition, construction & development	9,163	102,293	111,456
Residential mortgage	3,046	81,936	85,032
Home equity lines of credit	—	21,167	21,167
Other consumer	274	1,579	1,853

	$14,968	$480,329	$495,297

(Dollars in thousands)	Credit Mark Allocation
	$	% of Total Credit Mark
Purchased Credit-Impaired	$2,081	23%
Purchased Performing	6,919	77%

	$9,000	100%

The $16.1 million of loans estimated to be purchased credit-impaired fall within the scope of ASC 310-30, which provides recognition, measurement and disclosure guidance for loans acquired with evidence of deteriorated credit quality since origination for which it is probable, at acquisition, that the acquirer will be unable to collect all contractually required payments.

The final determination of whether acquired loans are to be accounted for as purchased credit-impaired under ASC 310-30 must be made at acquisition on either a loan-by-loan or loan-pool-by-loan-pool basis. The excess of cash flows expected to be collected over the carrying value of such loans is referred to as the accretable yield and is recognized in interest income using an effective yield method over the remaining life of the loan, or the pool of loans. The accretable yield may be affected by changes in interest rate indices, changes in prepayment assumptions and/or changes in the collectability of principal or interest payments that cause actual cash flows to differ from expected cash flows. Park Sterling is in the process of engaging a third-party advisor to assist in its implementation. Final determination of which acquired loans will be evaluated individually for accretion and impairment testing purposes, which loans will be segregated into pools, how many pools will be created and how such segregation will occur will be determined at merger consummation.

The estimate of contractual cash flows resulting from Park Sterling’s due diligence, including both the estimated interest rate portion and credit portion of the total $2.3 million fair value adjustment, differs from the allowance for loan losses under ASC Topic 450 using the incurred loss model, which estimated probable loan losses incurred as of the balance sheet date. Under the incurred loss model, losses expected as a result of future events are not recognized. When using the expected cash flow approach, these losses are considered in the valuation. Further, when estimating the present value of expected cash flows, the loans are discounted using an effective interest rate, which is not considered in the incurred loss method. Output included an estimate both of loans with evidence of deteriorated credit quality since origination and of potential credit losses.

E	First Capital’s existing allowance for loan losses was eliminated as credit losses on loans are contemplated in the fair value adjustment on loans (See Note C above).

F	Premises and equipment were adjusted by $0.5 million to reflect estimated fair value adjustments for real property.

G	As described in Note 5 – Preliminary Acquisition Accounting Allocation in the accompanying notes, based on management’s estimates of adjustments to reflect assets acquired and liabilities assumed at fair value, the aggregate purchase price to be paid by Park Sterling, assuming a price per share of Park Sterling common stock of $6.80, will result in approximately $27.4 million in preliminary goodwill in connection with the merger. Management believes this estimated goodwill appropriately reflects the potential contribution of First Capital to the Park Sterling franchise as a strong business and cultural fit that also advances Park Sterling’s objective of building a regional banking franchise in the Carolinas and Virginia. “The Merger – Park Sterling’s Reasons for the Merger” beginning on page 72 of this Proxy Statement/Prospectus for a discussion of the material factors considered by the Park Sterling board of directors in connection with its evaluation of the merger.

H	Intangible assets were adjusted by $2.7 million to establish an estimated core deposit intangible.

I	Estimated deferred tax asset arising from the credit quality fair value adjustment on loans and other fair value adjustments of assets and liabilities, less deferred tax liabilities arising from the core deposit intangible and other fair value adjustments of assets and liabilities. Estimated deferred taxes were calculated at the estimated consolidated statutory tax rate of 37.21%.

J	Time deposits were adjusted by a net $1.8 million credit to establish a new fair value adjustment on deposits at current market rates for similar products. This adjustment will be accreted into income over the estimated lives of the deposits.

K	Long-term borrowings were adjusted by $0.6 million to establish a fair value adjustment of borrowings at current interest rates for similar borrowings. This adjustment will be accreted into income over the estimated life of the borrowings. Estimated accretion was determined using the straight-line method over the remaining life of each borrowing.

L	Subordinated debt was adjusted by an estimated $0.7 million debit for a fair value adjustment at current interest rates for similar debt. This adjustment will be amortized into income over the estimated life of the debt. Estimated amortization was determined using the straight-line method, which approximates the level yield method.

M	Other liabilities were adjusted by $0.1 million to reflect the estimated fair market value adjustment for certain unfavorable leases. This adjustment will be amortized into income over the remaining life of the lease.

N	Shareholders equity was adjusted by a net $2.6 million to reflect (i) an estimated $56.7 million credit for the equity component of merger consideration; (ii) an estimated $53.4 million debit to eliminate historical shareholders’ equity of First Capital pursuant to ASC 805; and (iii) the estimated initial merger-related expenses of $5.9 million described in A above. Historic shareholders’ equity has been eliminated and consolidated shareholders’ equity has been adjusted to reflect Park Sterling’s estimated capitalization of First Capital. The pro forma adjustments reflect that (i) 70% of the total number of shares of First Capital common stock outstanding at the closing to be exchanged for 0.7748 of a share of Park Sterling common stock and the remaining 30% of the outstanding shares will be exchanged for cash at a price of $5.54 per share; (ii) 70% of the total number of First Capital warrants outstanding at the closing to be exchanged for 0.24755 of a share of Park Sterling common stock and the remaining 30% of the outstanding shares will be exchanged for cash at a price of $1.77 per share; and (iii) 100% of the total number of First Capital options outstanding at the closing to be exchanged for cash at a price of $5.54 per share less the option exercise price of $4.02 per share. Based on these assumptions, the pro forma adjustments reflect the issuance of approximately 8,400,000 shares of Park Sterling common stock with an aggregate value of $56.7 million.

Income Statement Adjustments

O	Interest income from loans has been adjusted to estimate amortization of the new interest rate mark. The accretion of the acquisition accounting adjustment related to the credit mark is currently under review and the final mark and accretion schedule will be assessed by a third party. See note C above for further discussion of the credit mark.

P	Interest income from interest-earning deposits at banks has been adjusted to estimate the reduction of interest income due to the payment of cash merger consideration of an estimated $25.8 million.

Q	Interest expense from deposits has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

R	Interest expense from long-term borrowings has been adjusted to estimate the amortization of the acquisition accounting adjustment related to current interest rates.

S	Interest expense from subordinated debt has been adjusted to estimate the accretion of the acquisition accounting adjustment related to current interest rates.

T	Occupancy and equipment expense has been adjusted to estimate the amortization expense of the fair value adjustments for real property and the unfavorable lease.

U	Intangible amortization expense has been adjusted to estimate the amortization of incremental identifiable intangible assets recognized.

V	Income-tax expense reflects adjustment to estimated consolidated effective tax rate of 34.4%.

Note 5 – Preliminary Acquisition Accounting Allocation

The unaudited pro forma condensed combined financial information reflects the issuance of approximately 8,400,000 shares of Park Sterling common stock totaling approximately $56.7 million as well as cash consideration of approximately $25.8 million. The merger will be accounted for using the acquisition method of accounting; accordingly Park Sterling’s cost to acquire First Capital will be allocated to the assets (including identifiable intangible assets) and liabilities of First Capital at their respective estimated fair values as of the merger date. Accordingly, the pro forma purchase price was preliminarily allocated to the assets acquired and the liabilities assumed based on their estimated fair values as summarized in the following table.

(Dollars in thousands, except per share data)	September 30, 2015
Pro Forma purchase price
First capital common stock	12,923,392
Closing price per share of Park Sterling common stock (1)	$6.80
70% Stock consideration
Park Sterling common stock		9,046,374
Exchange ratio		0.77480

Total shares of Park Sterling stock exchanged	$47,662	7,009,131
30% Cash consideration at $5.54 per share	$21,479

Total pro forma purchase price – common stock	$69,141

First Capital warrants	7,667,286
Closing price per share of Park Sterling common stock (1)	$6.80
70% Stock consideration
Park Sterling common stock		5,367,100
Exchange ratio		0.24755

Total shares of Park Sterling stock exchanged	$9,035	1,328,626
30% Cash consideration at $1.77 per share	$4,071

Total pro forma purchase price – warrants	$13,106

First Capital options	143,800
Closing price per share of Park Sterling common stock (1)	$6.80
30% Cash consideration at $5.54 per share	$219

Total pro forma purchase price – options	$219

TOTAL PRO FORMA PURCHASE PRICE	$82,465

Preliminary allocation of the pro forma purchase price
First Capital shareholders’ equity	53,371
Estimated First Capital Merger-Related Expenses (after-tax)	(2,238)
Adjustments to reflect assets acquired and liabilities assumed at fair value:
Investments held to maturity	201
Loans	(2,265)
Allowance for loan losses	7,866
Premises and equipment, net	(465)
Intangible assets	2,716
Deferred taxes	(2,354)
Deposits	(1,762)
Long-term borrowings	(584)
Subordinated debt	746
Accrued expenses and other liabilities	(126)

Fair value of net assets acquired	55,106

Preliminary pro form a goodwill resulting from the merger	$27,360

(1)	Assumed closing price.

Note 6 – Pro Forma Capital Ratios

The following table sets forth pro forma capital ratios for the combined company based upon the unaudited pro forma condensed combined financial information as of September 30, 2015:

	Capital Ratios at September 30, 2015
	Actual		Minimum Basel III Phase In Requirement		Minimum Basel III Fully Phased In Requirements		Well Capitalized Requirement
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$301,634	12.49%	$193,151	8.00%	$253,511	10.50%	$241,439	10.00%
Tier 1 capital (to risk-weighted assets)	292,891	12.13%	144,863	6.00%	205,223	8.50%	193,151	8.00%
Common equity Tier 1 capital (to risk-weighted assets)	276,872	11.47%	108,648	4.50%	169,007	7.00%	156,935	6.50%
Tier 1 capital (to average assets)	292,891	9.61%	121,939	4.00%	121,939	4.00%	152,424	5.00%

LEGAL MATTERS

The validity of the Park Sterling common stock to be issued in connection with the merger will be passed upon for Park Sterling by McGuireWoods. McGuireWoods, on behalf of Park Sterling, and LeClairRyan, on behalf of First Capital, will also opine as to certain federal income-tax consequences of the merger.

EXPERTS

Park Sterling

The consolidated audited financial statements of Park Sterling Corporation and management’s assessment of internal control over financial reporting incorporated in this Proxy Statement/Prospectus by reference to Park Sterling’s Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the reports of Dixon Hughes Goodman LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.

First Capital

The consolidated audited financial statements of First Capital Bancorp, Inc. as of December 31, 2014 and for each of the years in the two-year period ended December 31, 2014, have been included in this Proxy Statement/Prospectus in reliance on the report of Cherry Bekaert LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of such firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

First Capital held its 2015 annual meeting of shareholders on May 20, 2015. It is not expected that First Capital will hold an annual meeting of shareholders for 2016 unless the merger is not completed. In order to be eligible for inclusion in First Capital’s proxy materials for the 2016 annual meeting of shareholders, any shareholder proposal to take action at such meeting or shareholder nominee for election to the First Capital board of directors must be received by the Secretary of First Capital Bancorp, Inc. at 4222 Cox Road, Glen Allen, Virginia 23060 on or before December 17, 2015.

First Capital’s bylaws provide an advance notice procedure for certain business, or nominations to the First Capital board of directors, to be brought before an annual meeting. In order for a shareholder to properly bring business before an annual meeting, or to propose a nominee to the First Capital board of directors, the shareholder must give written notice to the Secretary of First Capital not less than 90 days before the date fixed for such meeting.

The date on which the 2016 annual meeting of shareholders of First Capital would be expected to be held is May 18, 2016. Accordingly, advance written notice of business or nominations to the First Capital board of directors to be brought before the 2016 annual meeting of shareholders must be given to First Capital no later than February 19, 2016. If notice is received after February 19, 2016, it will be considered untimely, and First Capital will not be required to present the matter at the meeting, if held.

OTHER MATTERS

As of the date of this Proxy Statement/Prospectus, the First Capital board of directors does not know of any matters that will be presented for consideration at the special meeting other than as described in this Proxy

Statement/Prospectus. If any other matters come before the special meeting, or any adjournment or postponement thereof, and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named therein as authorized to vote the shares represented by the proxy as to any matters that may properly come before the meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

Park Sterling has filed with the SEC a registration statement under the Securities Act that registers the distribution to First Capital shareholders and First Capital warrant holders of the shares of Park Sterling common stock to be issued in connection with the merger. This Proxy Statement/Prospectus is a part of that registration statement. The registration statement, including the Proxy Statement/Prospectus and the attached exhibits, contains additional relevant information about Park Sterling and Park Sterling common stock. The rules and regulations of the SEC allow Park Sterling to omit certain information included in the registration statement from this Proxy Statement/Prospectus.

Park Sterling and First Capital file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any materials that Park Sterling and First Capital file with the SEC at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website (www.sec.gov) that contains the reports, proxy statements and other information that Park Sterling and First Capital file electronically with the SEC.

You may obtain copies of the documents that Park Sterling files with the SEC, free of charge, by going to the Investor Relations section of Park Sterling’s website (www.parksterlingbank.com) or by written or oral request to Park Sterling Corporation, 1043 E. Morehead Street, Suite 201, Charlotte, North Carolina 28204, Attention: Secretary, telephone: (704) 716-2134. You may obtain copies of the documents that First Capital files with the SEC, free of charge, by going to the Investor Relations section of First Capital’s website (www.1capitalbank.com) or by written or oral request to First Capital Bankcorp, Inc., 4222 Cox Road, Glen Allen, Virginia 23060, Attention: Secretary, telephone: (804) 273-1160.

The web addresses of the SEC, Park Sterling and First Capital are included as inactive textual references only. Information contained on those websites is not incorporated by reference into this Proxy Statement/Prospectus and you should not consider information contained on those websites to be part of this Proxy Statement/Prospectus or any supplement thereto.

The SEC allows Park Sterling to incorporate by reference information in this Proxy Statement/Prospectus. This means that Park Sterling can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered to be a part of this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents listed below that Park Sterling has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about Park Sterling, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed March 6, 2015.

•	Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2015, filed May 7, 2015, for the quarterly period ended June 30, 2015, filed August 7, 2015 and for the quarterly period ended September 30, 2015, filed October 29, 2015.

•	Current Reports on Form 8-K filed January 30, 2015, April 23, 2015, May 20, 2015, July 23, 2015, October 1, 2015, and October 29, 2015.

•	The description of Park Sterling’s common stock that is contained in Park Sterling’s Current Report on Form 8-K filed January 13, 2011, or any other amendment or report filed for the purpose of updating such description.

In addition, Park Sterling incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the First Capital special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this Proxy Statement/Prospectus, effective as of the date such documents are filed.

In the event of conflicting information in this Proxy Statement/Prospectus in comparison to any document incorporated by reference into this Proxy Statement/Prospectus, or among documents incorporated by reference, the information in the latest filed document controls. You should not assume that the information incorporated by reference into this Proxy Statement/Prospectus is accurate as of any date other than the date of such incorporated document. The issuance by Park Sterling of shares of Park Sterling common stock pursuant to the merger will not create any implication to the contrary.

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

First Capital Bancorp, Inc.

Consolidated Financial Statements at and for

the Years Ended December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

First Capital Bancorp, Inc. and Subsidiary

Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and Subsidiary (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancorp, Inc. and Subsidiary as of December 31, 2014 and 2013 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/S/ Cherry Bekaert LLP

Richmond, Virginia

March 27, 2015

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

December 31, 2014 and 2013

	December 31, 2014	December 31, 2013
	(Dollars in thousands)
ASSETS
Cash and due from banks	$10,951	$10,202
Interest-bearing deposits in other banks	142	3,985

Total cash and cash equivalents	11,093	14,187
Time deposits in other banks	2,000	—
Investment securities:
Available-for-sale, at fair value	74,283	71,511
Held-to-maturity, at amortized cost	2,371	2,375
Restricted, at cost	4,228	3,554
Loans held for sale	—	992
Loans, net of allowance for losses of $7,874 in 2014 and $8,165 in 2013	473,789	423,160
Other real estate owned (OREO)	1,810	2,658
Premises and equipment, net	11,461	10,451
Accrued interest receivable	1,736	1,701
Bank owned life insurance	9,900	9,580
Deferred tax asset	4,115	6,064
Other assets	1,752	1,652

Total assets	$598,538	$547,885

LIABILITIES
Deposits
Noninterest-bearing	70,770	67,694
Interest-bearing	408,737	388,274

Total deposits	479,507	455,968

Securities sold under repurchase agreements	1,761	1,393
Federal funds purchased	6,318	—
Subordinated debt and trust preferred	11,559	7,155
Federal Home Loan Bank advances	45,000	30,000
Accrued expenses and other liabilities	4,741	3,687

Total liabilities	548,886	498,203

STOCKHOLDERS’ EQUITY
Preferred stock, See Note 9	—	22
Common stock, See Note 19	128	50,208
Additional paid-in capital	48,569	4,448
Retained earnings (Accumulated deficit)	1,020	(4,590)
Discount on preferred stock	—	(16)
Accumulated other comprehensive loss, net of tax	(65)	(390)

Total stockholders’ equity	49,652	49,682

Total liabilities and stockholders’ equity	$598,538	$547,885

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2014 and 2013

	For The Years Ended December 31,
	2014	2013
	(Dollars in thousands, except per share data)
Interest and dividend income
Loans	$22,773	$20,915
Investments:
Taxable interest income	1,398	1,797
Tax exempt interest income	131	222
Dividends	196	141
Interest bearing deposits	34	21

Total interest income	24,532	23,096

Interest expense
Deposits	4,231	4,672
FHLB advances	452	331
Subordinated debt and other borrowings	485	141

Total interest expense	5,168	5,144

Net interest income	19,364	17,952
Recovery of provision for loan losses	(352)	(186)

Net interest income after recovery of provision for loan losses	19,716	18,138

Noninterest income
Fees on deposits	332	354
Gain on sale of securities	425	329
Gain on sale of loans	55	798
Other	1,010	921

Total noninterest income	1,822	2,402

Noninterest expenses
Salaries and employee benefits	8,631	8,964
Occupancy expense	818	785
Data processing	939	989
Professional services	411	424
Advertising and marketing	487	397
FDIC assessment	370	340
Virginia franchise tax	524	475
Gain on sale and write down of OREO, net	(87)	(105)
Depreciation	606	578
Other	2,356	2,065

Total noninterest expense	15,055	14,912

Net income before income taxes	6,483	5,628
Income tax expense	2,095	1,754

Net income	4,388	3,874
Effective dividend on preferred stock	24	345

Net income available to common stockholders	$4,364	$3,529

Basic net income per common share	$0.35	$0.29

Diluted net income per common share	$0.30	$0.25

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2014 and 2013

	For The Years Ended December 31,
	2014	2013
	(Dollars in thousands)
Net income	$4,388	$3,874
Other comprehensive income (loss):
Investment securities:
Unrealized gains (losses) on investment securities available for sale	927	(2,439)
Tax effect	(322)	829
Reclassification of gains recognized in net income	(425)	(329)
Tax effect	145	112

Total other comprehensive income (loss)	325	(1,827)

Comprehensive income	$4,713	$2,047

See notes to consolidated financial statements

First Capital Bancorp, Inc. Subsidiary

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2014 and 2013

(Dollars in thousands, except share data )

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Warrants	Discount on Preferred Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances December 31, 2012	$22	$49,100	$4,072	$(8,120)	$661	$(84)	$1,437	$47,088
Net income	—	—	—	3,874	—	—	—	3,874
Other comprehensive loss	—	—	—	—	—	—	(1,827)	(1,827)
Preferred stock dividend	—	—	—	(276)	—	—	—	(276)
Accretion of discount on preferred stock	—	—	—	(68)	—	68	—	—
Stock based compensation	—	—	659	—	—	—	—	659
Redemption of common stock warrants on preferred stock	—	—	395	—	(661)	—	—	(266)
Costs associated with redemption of common stock warrants	—	—	(15)	—	—	—	—	(15)
Retirement of common stock and associated warrants	—	(219)	1	—	—	—	—	(218)
Exercise of warrants issued in connection with rights offering	—	1,327	(664)	—	—	—	—	663

Balances December 31, 2013	$22	$50,208	$4,448	$(4,590)	$—	$(16)	$(390)	$49,682

Balances December 31, 2013	$22	$50,208	$4,448	$(4,590)	$—	$(16)	$(390)	$49,682
Net income	—	—	—	4,388	—	—	—	4,388
Other comprehensive income	—	—	—	—	—	—	325	325
Preferred stock dividend	—	—	—	(8)	—	—	—	(8)
Accretion of discount on preferred stock	—	—	—	(16)	—	16	—	—
Stock based compensation	—	—	367	—	—	—	—	367
Change in par value	—	(50,083)	48,837	1,246	—	—	—	—
Redemption of preferred stock	(22)	—	(5,509)	—	—	—	—	(5,531)
Exercise of rights offering warrants	—	2	427	—	—	—	—	429
Issuance of 97,500 shares of restricted common stock	—	1	(1)	—	—	—	—	—

Balances December 31, 2014	$—	$128	$48,569	$1,020	$—	$—	$(65)	$49,652

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and 2013

	2014	2013
	(Dollars in thousands)
Cash flows from operating activities
Net income	$4,388	$3,874
Adjustments to reconcile net income to net cash provided by operating activities:
Recovery of provision for loan losses	(352)	(186)
Depreciation of premises and equipment	606	578
Net amortization of bond premiums/discounts	661	722
Stock based compensation expense	367	659
Deferred income tax expense	1,772	1,659
Gain on sale of securities	(425)	(329)
Gain on loans sold	(55)	(798)
Gain on sale and write down of OREO, net	(87)	(105)
Increase in cash surrender value of bank owned life insurance	(320)	(329)
Proceeds from sale of loans held for sale	7,167	80,074
Origination of loans held for sale	(6,120)	(70,356)
(Increase) decrease in other assets	(100)	1,403
(Increase) decrease in accrued interest receivable	(35)	106
Increase (decrease) in accrued expenses and other liabilities	1,054	(33)

Net cash provided by operating activities	8,521	16,939

Cash flows from investing activities
Proceeds from maturities and calls of securities	550	1,592
Proceeds from paydowns of securities available-for-sale	11,396	13,036
Purchase of securities available-for-sale	(37,699)	(25,466)
Proceeds from sale of securities available-for-sale	23,251	23,495
Proceeds from sale of OREO	1,160	1,942
Improvements in OREO	(257)	106
Proceeds from sale of equipment	52	—
Purchase of Federal Home Loan Bank Stock, net	(516)	(64)
Purchase of Federal Reserve Stock	(158)	(11)
Purchase of time deposits in other banks	(2,000)	—
Purchases of premises and equipment	(1,668)	(84)
Net increase in loans	(50,245)	(54,884)

Net cash used in investing activities	(56,134)	(40,338)

Cash flows from financing activities
Net increase (decrease) in deposits	23,539	(3,145)
Borrowings with FHLB, net	15,000	5,000
Federal funds purchased, net	6,318	—
Dividends on preferred stock	(8)	(276)
Cash paid for redemption of common stock warrants and preferred stock, net of expenses	(5,531)	(281)
Proceeds from issuance of subordinated debt, net of payments	6,404	—
Retirement of subordinated debt	(2,000)	—
Warrants exercised in connection with the rights offering	429	445
Net increase in repurchase agreements	368	522

Net cash provided by financing activities	44,519	2,265

Net decrease in cash and cash equivalents	(3,094)	(21,134)
Cash and cash equivalents, beginning of period	14,187	35,321

Cash and cash equivalents, end of period	$11,093	$14,187

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2014 and 2013

(Continued)

	2014	2013
	(Unaudited)
	(Dollars in thousands)
Supplemental disclosure of cash flow information
Interest paid during the period	$5,160	$5,145

Taxes paid (refunded) during the period, net	$410	$(917)

Supplemental schedule of noncash investing and financing activities
Transfer of loans to OREO	$—	$3,130

Unrealized gain (loss) on securities available for sale, net of tax	$325	$(1,827)

Company financed sales of OREO	$32	$2,300

See notes to consolidated financial statements

Note 1 – Summary of Significant Accounting Policies

First Capital Bancorp, Inc. (the Company) is the holding company of and successor to First Capital Bank (the Bank). In 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction pursuant to an Agreement and Plan of Reorganization, between the Company and the Bank (the Agreement). Under the terms of the Agreement, the shares of the Bank’s common stock were exchanged for shares of the Company’s common stock on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank, and the shareholders of the Bank became shareholders of the Company.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary, First Capital Bank. First Capital Bank created RE1, LLC, and RE2, LLC, wholly owned Virginia limited liability companies for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC and RE2, LLC have been consolidated with First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The Company has one other wholly owned subsidiary, FCRV Statutory Trust 1 (the Trust), a Delaware Business Trust that was formed in connection with the issuance of trust preferred debt in 2006. Pursuant to current accounting standards, the Company does not consolidate the Trust.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates – To prepare financial statements in conformity with accounting principles generally accepted in the United States of America management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses, valuation of other real estate owned (OREO), and fair values of financial instruments are particularly subject to change.

Cash equivalents – Cash and cash equivalents include cash, deposits with other financial institutions, and federal funds sold with original maturities of three months or less. Net cash flows are reported for loans, deposits, federal funds purchased, Federal Home Loan Bank (FHLB) borrowings, and repurchase agreements.

Investment Securities – Investment in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization or premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their fair value below amortized cost. Investments not classified as held-to-maturity are classified as available-for-sale. Debt securities classified as available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and reported, net of deferred tax, as a component of other comprehensive income until realized.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.

Due to the nature of, and restrictions placed upon the Company’s common stock investment in the Federal Reserve Bank, FHLB and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications, but are periodically evaluated for impairment based on ultimate recovery of par value.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Loans and allowances for loan losses – Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management’s periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest when due according to the contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan’s effective interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable. Charges on impaired loans are recognized as a component of the allowance for loans losses.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management’s assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors or current investor yield requirements. Net unrealized losses are recognized through a valuation allowance by charges to income.

Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold. The Company typically releases the mortgage servicing rights when the loans are sold.

The Company accounts for the transfer of financial assets in accordance with authoritative accounting guidance which is based on consistent application of a financial-components approach that recognizes the financial and servicing assets the Company controls and the liabilities the Company has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The guidance provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

As is customary in such sales, the Company provides indemnifications to the buyers under certain circumstances. These indemnifications may include repurchase of loans. No repurchases and losses during the last two years have been experienced; accordingly, no provision is made for losses at the time of sale.

The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Time elapsing between issuance of a loan commitment and closing and sale of the loan generally ranges from 5 to 20 days. The Company protects itself from changes in interest rates through the use of best efforts forward delivery contracts, whereby the Company commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Company is not exposed to losses nor will we realize significant gains related to the rate lock commitments due to changes in interest rates.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Company determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Due to high correlation between rate lock commitments and best efforts contracts, no significant gains or losses have occurred on the rate lock commitments for the years ended December 31, 2014, and 2013.

Other real estate owned – OREO is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis for the asset. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the properties are carried at the lower of carrying amount or fair value less cost to sell. Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations. Gains and losses realized from the sale of OREO are included in current operations.

Bank premises and equipment – Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 39 years for premises and 3 to 10 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Impairment or Disposal of Long-Lived Assets – The Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceed the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

Bank-owned life insurance – The Bank owns life insurance policies on key employees with a total face amount of $22.7 million. The bank owned life insurance (BOLI) policies are recorded at their cash surrender values of $9.9 million and $9.6 million at December 31, 2014 and 2013, respectively. Income generated from these policies is recorded as noninterest income.

Stock-Based Compensation – Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. The Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Income taxes – Income tax expense is the total of the current year income tax due or refundable, and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Advertising costs – Advertising costs are expensed in the period they are incurred and amounted to $487 thousand and $397 thousand for the years ended December 31, 2014 and 2013, respectively.

Earnings Per Common Share – Earnings per common share represents net income allocable to stockholders, which represents net income less dividends paid or payable to preferred stock shareholders, divided by the weighted-average number of common shares outstanding during the period. For diluted earnings per common share, net income allocable to common shareholders is divided by the weighted average number of common shares issued and outstanding for each period plus amounts representing the dilutive effect of stock options and restricted stock, as well as any adjustment to income that would result from the assumed issuance. The effects of restricted stock and stock options are excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive. Potential common shares that may be issued relate solely to outstanding stock options, warrants, and restricted stock and are determined using the treasury stock method.

Comprehensive Income – Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies – Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management believes there are no such matters that will have a material effect on the consolidated financial statements.

Fair Value of Financial Instruments – Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Recently Issued Accounting Pronouncements

On July 18, 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an unrecognized tax benefit when a net operating loss carryforward or tax credit carryforward exists. ASU 2013-11 will be effective for reporting periods beginning after December 15, 2013 and clarifies Topic 740. This ASU requires companies to present an unrecognized tax benefit, or portion thereof, for a net operating loss or tax credit carryforward as a reduction of a deferred tax asset. The adoption of this ASU had no impact on the Company’s consolidated financial statements.

In January 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-04, Receivables – Troubled Debt Restructurings by Creditors (subtopic 310-40) – Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized. These amendments clarify that an in substance repossession for foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required. The amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of Codification. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. This amendment is intended to clarify that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments in this update require that repurchase-to-maturity transactions be accounted for as secured borrowings consistent with the accounting for other repurchase agreements. In addition, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty (a repurchase financing), which will result in secured borrowing accounting for the repurchase agreement. The amendments require an entity to disclose information about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, in which the transferor retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In addition, the amendments require disclosure of the types of collateral pledged in repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions and the tenor of those transactions. The amendments are effective for public business entities for the first interim or annual period beginning after December 15, 2014, and for all other entities, the accounting changes are effective for annual periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2014, the FASB issued ASU No., 2014-12, Compensation- Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in this update require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. For all entities, the amendments in this update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

Note 2 – Restriction of Cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $1.7 million for the week including December 31, 2014, and $731 thousand for the week including December 31, 2013.

Note 3 – Investment Securities

The following table summarizes the amortized cost and fair value of securities available-for-sale and securities held-to-maturity at December 31, 2014, and 2013, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses:

	December 31, 2014
	Amortized Costs	Gross Unrealized		Fair Values
		Gains	Losses
	(Dollars in thousands)
Available-for-sale
Mortgage-backed securities	$29,447	$190	$73	$29,564
Corporate bonds	3,502	8	12	3,498
Collateralized mortgage obligation (CMO) securities	19,686	196	91	19,791
State and political subdivisions – taxable	18,046	37	329	17,754
State and political subdivisions – tax exempt	—	—	—	—
SBA pools	3,690	3	17	3,676

	$74,371	$434	$522	$74,283

	December 31, 2013
	Amortized Costs	Gross Unrealized		Fair Values
		Gains	Losses
	(Dollars in thousands)
Available-for-sale
Mortgage-backed securities	$22,258	$186	$302	$22,142
Corporate bonds	5,996	53	48	6,001
Collateralized mortgage obligation (CMO) securities	27,186	345	198	27,333
State and political subdivisions – taxable	15,024	56	753	14,327
State and political subdivisions – tax exempt	1,637	71	—	1,708
SBA – Guarantee portion	—	—	—	—

	$72,101	$711	$1,301	$71,511

	December 31, 2014
	Amortized Costs	Gross Unrealized		Fair Values
		Gains	Losses
	(Dollars in thousands)
Held-to-maturity
Tax-exempt municipal bonds	$2,371	$267	$—	$2,638

	$2,371	$267	$—	$2,638

	December 31, 2013
	Amortized Costs	Gross Unrealized		Fair Values
		Gains	Losses
	(Dollars in thousands)
Held-to-maturity
Tax-exempt municipal bonds	$2,375	$138	$3	$2,510

	$2,375	$138	$3	$2,510

The proceeds from sales, maturities, calls and paydowns of securities and the associated gains and losses are listed below:

	2014	2013
Proceeds	$35,197	$38,123
Gross Gains	$505	$377
Gross Losses	$(80)	$(48)

The amortized cost and fair value of debt securities are shown by contractual maturity. Expected maturities may differ from contractual maturities if borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2014
	Amortized Cost	Fair Value
Available for sale
One to five years	$6,723	$6,725
Five to ten years	22,578	22,317
Beyond ten years	45,070	45,241

Total	$74,371	$74,283

Held to maturity
Five to ten years	$350	$389
Beyond ten years	2,021	2,249

Total	$2,371	$2,638

Total	$76,742	$76,921

The following table summarizes securities with unrealized losses at December 31, 2014, and December 31, 2013, aggregated by major security type and length of time in a continuous unrealized loss position. The unrealized losses are due to changes in interest rates and other market conditions. At December 31, 2014, 55 out of 111 securities held by the Company had fair values less than amortized cost, primarily in municipal securities. At December 31, 2013, 39 out of 101 securities held by the Company had fair values less than amortized cost, primarily in municipal securities. All unrealized losses are considered by management to be temporary given investment security credit ratings, the intent and ability to retain these securities for a period of time sufficient to recover all unrealized losses, and because it is unlikely that the Company will be required to sell the impaired securities before their anticipated recoveries.

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Assets:
Mortgage-backed securities	$9,722	$30	$4,236	$43	$13,958	$73
Corporate bonds	998	5	1,492	7	2,490	12
CMO securities	6,568	34	3,542	57	10,110	91
State and political subdivisions-taxable	8,074	79	6,728	250	14,802	329
SBA Pools	2,686	17	—	—	2,686	17

All securities	$28,048	$165	$15,998	$357	$44,046	$522

	December 31, 2013
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Assets:
Mortgage-backed securities	$9,599	$248	$856	$54	$10,455	$302
Corporate bonds	—	—	1,949	48	1,949	48
CMO securities	8,183	198	—	—	8,183	198
State and political subdivisions-taxable	8,129	564	2,536	189	10,665	753
SBA Pools	—	—	—	—	—	—

All securities	$25,911	$1,010	$5,341	$291	$31,252	$1,301

Restricted equity securities consist primarily of FHLB stock in the amount of $2.5 million and $2.0 million as of December 31, 2014, and December 31, 2013, respectively, and Federal Reserve Bank stock in the amount of $1.6 million and $1.5 million at December 31, 2014, and 2013, respectively. Restricted equity securities are carried at cost. The FHLB requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the member’s total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

Securities with carrying values of approximately $1.8 million and $1.4 million were pledged as collateral at December 31, 2014, and December 31, 2013, respectively, to secure repurchase agreements.

Note 4 – Loans

Major classifications of loans are as follows:

	December 31, 2014	December 31, 2013
	(Dollars in thousands)
Real estate
Residential	$145,241	$142,702
Commercial	182,718	165,216
Residential Construction	32,184	22,603
Other Construction, Land
Development & Other Land	52,937	43,257
Commercial	66,868	55,947
Consumer	1,886	1,615

Total loans	481,834	431,340
Less:
Allowance for loan losses	7,874	8,165
Net deferred fees	171	15

Loans, net	$473,789	$423,160

A summary of risk characteristics by loan portfolio classification follows:

Real Estate – Residential – This portfolio primarily consists of investor loans secured by properties in the Bank’s normal lending area. Those investor loans are typically five year rate adjustment loans. These loans generally have an original loan-to-value (LTV) of 80% or less. This category also includes home equity lines of credit (HELOC). The HELOCs generally have an adjustable rate tied to prime rate and a term of 10 years. Multifamily residential real estate is moderately seasoned and is generally secured by properties in the Bank’s normal lending area.

Real Estate – Commercial – This portfolio consists of nonresidential improved real estate such as shopping centers and office buildings. These properties are generally located in the Bank’s normal lending area. This category of loans has a higher than average level of risk because its performance is impacted by market forces over a longer time horizon.

Real Estate – Residential Construction – These loans are located in the Bank’s normal lending area. While it has represented a growth area for the portfolio, this category also has a higher level of risk due to inherent market change and construction risks.

Real Estate – Other Construction, Land Development and Other Land Loans – This portfolio includes developed residential and commercial lots held by developers as well as non-residential construction projects. This category has a higher level of risk due to inherent risks associated with market changes and construction.

Commercial – These loans include loans to businesses that are not secured by real estate. These loans are typically secured by accounts receivable, inventory, equipment, etc. Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.

Consumer – Loans in this portfolio are either unsecured or secured by automobiles, marketable securities, etc. They are generally granted to local customers that have a banking relationship with the Bank.

Activity in the allowance for loan losses for the years ended is as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Balance, beginning of period	$8,165	$7,269
Recovery of provision for loan losses	(352)	(186)
Recoveries	834	3,374
Charge-offs	(773)	(2,292)

Balance, end of period	$7,874	$8,165

Ratio of allowance for loan losses as a percent of total loans outstanding at the end of the period	1.63%	1.89%

The following table presents activity in the allowance for loan losses by portfolio segment:

	Real Estate
	Residential	Commercial	Residential Construction	Other Construction Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)
Balance, January 1, 2014	$2,891	$3,050	$591	$624	$996	$13	$8,165
Provision for (recovery of) loan losses	(91)	(94)	54	2	(224)	1	(352)
Recoveries	131	212	186	—	305	—	834
Charge-offs	(607)	—	(120)	—	(46)	—	(773)

Balance, December 31, 2014	$2,324	$3,168	$711	$626	$1,031	$14	$7,874

Balance, January 1, 2013	$2,654	$2,947	$284	$606	$762	$16	$7,269
Provision for (recovery of) loan losses	381	(562)	(500)	51	447	(3)	(186)
Recoveries	17	998	1,030	1,324	5	—	3,374
Charge-offs	(161)	(333)	(223)	(1,357)	(218)	—	(2,292)

Balance, December 31, 2013	$2,891	$3,050	$591	$624	$996	$13	$8,165

The charging off of uncollectible loans is determined on a case-by-case basis. Determination of a collateral shortfall, prospects for recovery, delinquency and the financial resources of the borrower and any guarantor are all considered in determining whether to charge-off a loan. Closed-end retail loans that become past due 120 cumulative days and open-end retail loans that become past due 180 cumulative days from the contractual due date will be charged off.

The following table presents the aging of unpaid principal in loans as of December 31, 2014, and December 31, 2013:

	December 31, 2014
	30-89 Day Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)
Real estate
Residential	$77	$—	$1,560	$143,604	$145,241
Commercial	428	—	218	182,072	182,718
Residential Construction	—	—	—	32,184	32,184
Other Construction, Land
Development & Other Land	—	—	1,360	51,577	52,937
Commercial	—	—	—	66,868	66,868
Consumer	—	—	292	1,594	1,886

Total	$505	$—	$3,430	$477,899	$481,834

	December 31, 2013
	30-89 Day Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)
Real estate
Residential	$748	$—	$1,720	$140,234	$142,702
Commercial	—	—	560	164,656	165,216
Residential Construction	—	—	414	22,189	22,603
Other Construction, Land
Development & Other Land	—	—	1,402	41,855	43,257
Commercial	182	—	371	55,394	55,947
Consumer	57	—	—	1,558	1,615

Total	$987	$—	$4,467	$425,886	$431,340

Loans are determined past due or delinquent based on the contractual terms of the loan. Payments past due 30 days or more are considered delinquent. The accrual of interest is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual at an earlier date if collection of principal or interest is considered doubtful or charged-off if a loss is considered imminent.

All interest accrued but not collected for loans that are placed on nonaccrual is reversed against interest income when the loan is placed on nonaccrual status. Because of the uncertainty of the expected cash flows, the Company is accounting for nonaccrual loans under the cost recovery method, in which all cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future collection of principal and interest are reasonably assured. The number of payments needed to meet this criteria varies from loan to loan. However, as a general rule, this criteria will be considered to have been met with the timely payment of six consecutive regularly scheduled monthly payments.

The following table provides details of the internally assigned grades of the Company’s loan portfolio at December 31, 2014, and December 31, 2013:

	December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate
Residential	$140,491	$2,141	$2,609	$—	$—	$145,241
Commercial	176,063	3,098	3,557	—	—	182,718
Residential Construction	32,013	—	171	—	—	32,184
Other Construction, Land
Development & Other Land	44,595	4,819	3,523	—	—	52,937
Commercial	65,915	598	355	—	—	66,868
Consumer	1,594	—	292	—	—	1,886

Total	$460,671	$10,656	$10,507	$—	$—	$481,834

	December 31, 2013
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate
Residential	$133,389	$5,523	$3,790	$—	$—	$142,702
Commercial	157,028	5,272	2,916	—	—	165,216
Residential Construction	21,330	355	918	—	—	22,603
Other Construction, Land
Development & Other Land	32,914	2,504	7,839	—	—	43,257
Commercial	53,794	1,227	926	—	—	55,947
Consumer	1,558	57	—	—	—	1,615

Total	$400,013	$14,938	$16,389	$—	$—	$431,340

These credit quality indicators are defined as follows:

Pass – A “pass” rated loan is not adversely classified because it does not display any of the characteristics for adverse classification.

Special Mention – A “special mention” loan has potential weaknesses that deserve management’s close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets do not warrant adverse classification.

Substandard – A “substandard” loan is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – A loan classified “doubtful” has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified “loss” are considered uncollectible and of such little value that their continuing to be carried as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

The loan risk rankings were updated for the year ended December 31, 2014, on December 16 and 17, 2014. The loan risk rankings were updated for the year ended December 31, 2013, on December 10 and 11, 2013.

The following table provides details regarding impaired loans by segment and class at December 31, 2014, and December 31, 2013:

	December 31, 2014			December 31, 2013
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance:
Real estate
Residential	$1,826	$2,359	$—	$1,720	$2,238	$—
Commercial	217	242	—	560	916	—
Residential Construction	—	—	—	414	630	—
Other Construction, Land
Development & Other Land	6,180	9,080	—	2,222	3,009	—
Commercial	—	—	—	371	959	—
Consumer	292	396	—	—	—	—

Total	$8,515	$12,077	$—	$5,287	$7,752	$—

With an allowance:
Real estate
Residential	$—	$—	$—	$—	$—	$—
Commercial	—	—	—	—	—	—
Residential Construction	—	—	—	—	—	—
Other Construction, Land
Development & Other Land	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

Total	$—	$—	$—	$—	$—	$—

Total
Real estate
Residential	$1,826	$2,359	$—	$1,720	$2,238	$—
Commercial	217	242	—	560	916	—
Residential Construction	—	—	—	414	630	—
Other Construction, Land
Development & Other Land	6,180	9,080	—	2,222	3,009	—
Commercial	—	—	—	371	959	—
Consumer	292	396	—	—	—	—

Total	$8,515	$12,077	$—	$5,287	$7,752	$—

The following table provides details of the balance of the allowance for loan losses and the recorded investment in financing receivables by impairment method for each loan portfolio segment:

	Real Estate
	Residential	Commercial	Residential Construction	Other Construction, Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)
December 31, 2014
Allowance for loan losses, evaluated
Individually	$—	$—	$—	$—	$—	$—	$—
Collectively	2,324	3,168	711	626	1,031	14	7,874

Total ending allowance	$2,324	$3,168	$711	$626	$1,031	$14	$7,874

Loans, evaluated
Individually	$1,826	$217	$—	$6,180	$—	$292	$8,515
Collectively	143,415	182,501	32,184	46,757	66,868	1,594	473,319

Total ending loans	$145,241	$182,718	$32,184	$52,937	$66,868	$1,886	$481,834

December 31, 2013
Allowance for loan losses, evaluated
Individually	$—	$—	$—	$—	$—	$—	$—
Collectively	2,891	3,050	591	624	996	13	8,165

Total ending allowance	$2,891	$3,050	$591	$624	$996	$13	$8,165

Loans, evaluated
Individually	$1,720	$560	$414	$2,222	$371	$—	$5,287
Collectively	140,982	164,656	22,189	41,035	55,576	1,615	426,053

Total ending loans	$142,702	$165,216	$22,603	$43,257	$55,947	$1,615	$431,340

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments on principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management’s policy is generally to evaluate only those substandard loans greater than $250 thousand for impairment as these are considered to be individually significant in relation to the size of the loan portfolio. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The following tables present interest income recognized and the average recorded investment of impaired loans:

	Year Ended		Year Ended
	December 31, 2014		December 31, 2013
	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment
	(Dollars in thousands)		(Dollars in thousands)
Real estate
Residential	$348	$1,826	$222	$1,798
Commercial	59	408	82	635
Residential Construction	9	151	13	789
Other Construction, Land
Development & Other Land	897	4,540	234	3,763
Commercial	2	93	8	418
Consumer	10	118	—	—

Total	$1,325	$7,136	$559	$7,403

Cash payments received on impaired loans are applied on a cash basis with all cash receipts applied first to principal and any payments received in excess of the unpaid principal balance being applied to interest.

Troubled Debt Restructurings

Accounting Standards Codification (ASC) 310 defines a troubled-debt restructuring as a restructuring of debt where a creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise render. The concession is granted by the creditor in an attempt to protect as much of its investment as possible. The concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court. Troubled-debt restructurings include modification of the terms of a debt, such as a reduction of the stated interest rate lower than the current market for new debt with similar risk, a reduction of the face amount or maturity amount of the debt as stated in the instrument or other agreement, or a reduction of accrued interest.

Management reviews all restructured loans that occur during the year for identification as troubled-debt restructurings. Management identified as troubled-debt restructurings certain loans for which the allowance for loan losses had previously been measured under a general allowance for loan losses methodology (ASC 450). Upon identifying the reviewed loans as troubled-debt restructurings, management also identified them as impaired under the guidance in ASC 310.

Modification Categories

The Company offers a variety of modifications to borrowers. The modification categories offered can generally be described as follows:

Rate Modification – A modification in which the interest rate is changed.

Term Modification – A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest Only Modification – A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Combination Modification – Any other type of modification, including the use of multiple categories above.

As of December 31, 2014, and December 31, 2013, there were no available commitments outstanding for troubled-debt restructurings.

The following tables present troubled-debt restructurings as of December 31, 2014, and December 31, 2013:

	December 31, 2014
	Total Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
	(Dollars in thousands)
Real estate
Residential	1	$266	$—	$266
Commercial	—	—	—	—
Residential Construction	—	—	—	—
Other Construction, Land
Development & Other Land	4	4,819	1,052	5,871
Commercial	—	—	—	—
Consumer	—	—	—	—

Total	5	$5,085	$1,052	$6,137

	December 31, 2013
	Total Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
	(Dollars in thousands)
Real estate
Residential	1	$—	$113	$113
Commercial	—	—	—	—
Residential Construction	—	—	—	—
Other Construction, Land
Development & Other Land	3	820	1,093	1,913
Commercial	—	—	—	—
Consumer	—	—	—	—

Total	4	$820	$1,206	$2,026

Loans reviewed for consideration of modification are reviewed for potential impairment at the time of the restructuring. Any identified impairment is recognized as an increase in the allowance.

The following table presents troubled-debt restructurings that occurred during the year ended December 31, 2014:

	Year Ended December 31, 2014
	Number of Contracts	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total
	(Dollars in thousands)
Real estate
Residential	1	$—	$—	$—	$—	$266	$266
Commercial	—	—	—	—	—	—	—
Residential Construction	—	—	—	—	—	—	—
Other Construction, Land
Development & Other Land	1	—	—	—	—	4,142	4,142
Commercial	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total	2	$—	$—	$—	$—	$4,408	$4,408

There were no new troubled-debt restructurings that occurred during the year ended December 31, 2013.

There were no troubled-debt restructurings with a payment default, with the payment default occurring within 12 months of the restructure date, and the payment default occurring during the year ended December 31, 2014, or 2013.

Note 5 – Premises and Equipment

Major classifications of these assets are summarized as follows:

	December 31,
	2014	2013
	(Dollars in thousands)
Land	$4,378	$4,378
Building	5,061	5,061
Furniture and equipment	4,900	3,601
Leasehold improvements	2,025	1,760

Total premises and equipment	16,364	14,800
Less accumulated depreciation	4,903	4,349

Premises and equipment, net	$11,461	$10,451

Accumulated depreciation and amortization at December 31 was as follows:

	2014	2013
	(Dollars in thousands)
Building	$764	$634
Furniture and equipment	2,961	2,668
Leasehold improvements	1,178	1,047

	$4,903	$4,349

Certain Company premises and equipment are leased under various operating leases. Rental expense was $417 thousand and $437 thousand in 2014, and 2013, respectively.

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2014, dollars in thousands, are as follows:

2015	$390
2016	303
2017	277
2018	227
2019	170
Thereafter	242

$1,609

Note 6 – Deposits

Major categories of deposits at December 31, 2014, and 2013 are as follows:

	2014		2013
	Amount	Average Rate	Amount	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits
Demand deposits	$70,770	0.00%	$67,694	0.00%
Interest-bearing deposits
Money market and NOW accounts	186,900	0.31%	168,529	0.38%
Certificates of deposit
Less than $100 thousand	73,912	1.28%	75,480	1.77%
Greater than $100 thousand	147,925	1.48%	144,265	1.64%

	$479,507		$455,968

Certificates of deposit will mature as follows:

2015	$93,838
2016	31,669
2017	47,794
2018	25,471
2019	23,065

$221,837

The Company classifies deposit overdrafts as other consumer loans which totaled $214 thousand at December 31, 2014, and $41 thousand at December 31, 2013.

Note 7 – FHLB Advance, Securities Sold Under Repurchase Agreements and Federal Funds Purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company. Such borrowings can be invested at a positive rate of return or they can be used to minimize interest rate risk.

As a member of the FHLB, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on qualified commercial mortgages.

Advances from the FHLB at December 31, 2014, and 2013 consist of the following:

2014	2013
Advance Amount		Interest Rate	Maturity
(Dollars in thousands)
$ 5,000	$—	0.21%	01/03/2015
10,000	10,000	0.72%	06/26/2015
5,000	5,000	0.95%	06/27/2016
5,000	5,000	1.11%	08/10/2017
5,000	5,000	2.95%	12/06/2017
5,000	5,000	0.23%	09/18/2018
5,000	—	2.09%	09/26/2018
5,000	—	1.85%	03/06/2019

$45,000	$30,000

Aggregate annual maturities of FHLB advances (based on maturity dates) at December 31, 2014 are as follows:

2015	$15,000
2016	5,000
2017	10,000
2018	10,000
2019	5,000

$45,000

The Company has a credit line at the FHLB in the amount of approximately $119.9 million which may be used for short and/or long-term borrowing. Collateral of $76.5 million has been pledged in the form of loans at December 31, 2014.

The Company also maintains additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total $35.0 million, and there were $6.3 million in outstanding draws (federal funds purchased) at December 31, 2014.

The Company has outstanding securities sold under repurchase agreements. These agreements are generally corporate cash management accounts for the Company’s larger corporate depositors. These agreements are settled on a daily basis, and the securities underlying the agreements remain under the Company’s control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

	2014	2013
	(Dollars in thousands)
Maximum outstanding during the year
FHLB advances	$45,000	$30,000
Federal funds purchased	14,070	4,774
Repurchase agreements	20,021	1,871
Balance outstanding at end of year
FHLB advances	45,000	30,000
Federal funds purchased	6,318	—
Repurchase agreements	1,761	1,393
Average amount outstanding during the year
FHLB advances	38,795	26,877
Federal funds purchased	370	207
Repurchase agreements	5,126	1,123
Average interest rate during the year
FHLB advances	1.16%	1.23%
Federal funds purchased	0.58%	0.61%
Repurchase agreements	0.29%	0.40%
Average interest rate at end of year
FHLB advances	1.20%	1.13%
Federal funds purchased	0.58%	—
Repurchase agreements	0.10%	0.40%

Note 8 – Subordinated Debt

In December 2005, $2.0 million of subordinated debt was issued by the Bank through a pooled underwriting. The securities had a fixed rate for five years then converted to three-month LIBOR plus 1.37% in December 2010 and is payable quarterly. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015. The interest rate at December 31, 2013 was 1.61%, and the balance outstanding at December 31, 2013 was $2.0 million. During 2014, the Company redeemed these securities. As such, there is no remaining balance related to these securities at December 31, 2014.

In January 2014, the Company executed a variable rate subordinated note for $6.5 million with a financial institution. The note carries an interest rate of 30-day LIBOR plus 5.00% per annum with a floor of 5.50% and a maturity of 10 years. Principal is repaid $8 thousand per month for the first 60 months then $100 thousand per month for the remaining 60 months. The interest rate at December 31, 2014 was 5.50%, and the balance outstanding was $6.4 million.

Subordinated debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 40% of Tier 1 capital.

Note 9 – Cumulative Perpetual Preferred Stock

Under the United States Treasury’s Capital Purchase (CCP), the Company issued $11.0 million in Cumulative Perpetual Preferred Stock, Series A, (Preferred Stock) in April 2009. In addition, the Company provided warrants to the Treasury to purchase 250,947 shares of the Company’s common stock at an exercise price of $6.55 per share. These warrants were immediately exercisable and expire ten years from the date of issuance. The preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% per annum thereafter. The preferred shares are redeemable at the option of the Company subject to regulatory approval. During the years ended December 31, 2014 and 2013, the Company paid preferred stock dividends of $8 thousand and $276 thousand, respectively.

In June 2012, the U. S. Department of the Treasury priced its secondary public offering of all 10,958 shares of the Perpetual Preferred Stock, Series A. The Company successfully bid for the purchase of 5,427 shares of the Preferred Stock for a total purchase price of $5.0 million, plus accrued and unpaid dividends on the Preferred Stock. As a result of its successful bid in the offering, the Company retired 5,427 shares of its original 10,958 shares of Preferred Stock. None of the remaining shares of the outstanding Preferred Stock are held by the U. S. Treasury, though the common stock purchase warrants associated with the TARP program remained with the U. S. Treasury. In February 2013, in negotiation with the U. S. Treasury, the Company retired these warrants.

The Preferred Stock has a $4.00 par value, with $1,000 liquidation preference. With 2,000,000 authorized shares, there were 5,531 shares outstanding at December 31, 2013. In November 2013, regulatory approval was received for the redemption of the Preferred Stock. Accordingly, in January 2014, the Company redeemed the remaining 5,531 shares of its Preferred Stock for $5.6 million.

Note 10 – Trust Preferred Capital Notes

In September 2006, FCRV Statutory Trust I (the Trust), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, and $5.2 million of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155 thousand in common equity to the Company. The equity investment of $155 thousand is included in other assets in the accompanying consolidated balance sheet. The notes have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2014, was 1.94%, and $5.2 million was outstanding at December 31, 2014 and 2013. The notes may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the notes mature on September 15, 2036. The principal asset of the Trust is $5.2 million of the Company’s junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The Trust Preferred Capital Notes may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the Trust Preferred Capital Notes not considered as Tier 1 capital may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust’s obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Note 11 – Income Taxes

Current accounting standards provide a comprehensive model for how the Company should recognize, measure, present, and disclose uncertain tax positions that the Company has taken or expects to take on its tax return. The Company does not have any significant uncertain tax positions as defined by accounting standards. If they were to arise, interest and penalties associated with unrecognized tax positions will be classified as additional income taxes in the statement of income. Annual tax returns for 2011 and thereafter are subject to possible future examinations by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. The Company expects that it is more likely than not that it will have the ability to utilize all deferred tax assets and accordingly no valuation adjustment has been recognized in the accompanying consolidated financial statements as of December 31, 2014, and 2013. Significant components of the Company’s deferred income tax liabilities and assets are as follows:

	2014	2013
	(Dollars in thousands)
Deferred tax assets:
Allowance for Loan Losses	$2,677	$2,776
Stock based compensation	66	347
OREO impairment	4	29
Nonaccrual loans	80	202
Net operating loss carryforward	1,900	3,134
AMT tax credit carryover	—	168
Supplemental Executive Retirement Plan	118	76
Unrealized holding gain on available-for-sale securities	24	201
Other	91	31

Total deferred tax assets	4,960	6,964

Deferred tax liabilities:
Depreciation	346	312
Deferred loan costs	402	396
Prepaids	53	71
Other	44	121

Total deferred tax liabilities	845	900

Net deferred tax asset	$4,115	$6,064

A reconciliation of the federal taxes at statutory rates to the tax provision for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
	(Dollars in thousands)
Federal statutory rate	$2,204	$1,914
Tax-exempt interest income	(44)	(76)
Nondeductible expenses	19	23
Stock based compensation	2	12
BOLI cash surrender value	(109)	(112)
Other	23	(7)

Provision for income taxes expense	$2,095	$1,754

Income tax attributable to income before income tax expense is summarized as follows:

	2014	2013
	(Dollars in thousands)
Current federal income tax expense	$323	$95
Deferred federal income tax expense	1,772	1,659

Total	$2,095	$1,754

The Company has available net operating loss carryforwards totaling approximately $5.6 million and $9.4 million as of December 31, 2014, and 2013, respectively. The carryforward losses begin to expire in 2031.

Note 12 – Related Party Transactions

In the normal course of business, the Company receives deposits from directors and executive officers. At December 31, 2014, and 2013, deposits from directors and executive officers were approximately $28.5 million and $31.9 million, respectively. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

In the normal course of business, the Company has made loans to its officers and directors. Such loans at December 31, 2014, amounted to approximately $21.2 million of which approximately $5.8 million represents unused lines of credit. Such loans at December 31, 2013, amounted to approximately $20.3 million (excluding $96 thousand in loans to a Director who retired in 2013) of which approximately $2.7 million represents unused lines of credit. During 2014, new loans to officers and directors amounted to $178 thousand and repayments amounted to $2.3 million. During 2013, new loans to officers and directors amounted to $8.3 million and repayments amounted to $613 thousand. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

The Company uses the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in such law firm. The law firm provided various legal services to the Company at a cost of $200 thousand and $239 thousand for the years ended December 31, 2014, and 2013, respectively.

Note 13 – Regulatory Requirements and Restrictions

The Company and the Bank are subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2014, the Bank was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category.

The Company’s actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2014
Total capital to risk weighted assets
Consolidated	$67,532	13.54%	$39,911	8.00%	$49,889	10.00%
First Capital Bank	$64,273	12.90%	$39,862	8.00%	$49,828	10.00%
Tier 1 capital to risk weighted assets
Consolidated	$54,872	11.00%	$19,956	4.00%	$29,933	6.00%
First Capital Bank	$58,024	11.64%	$19,931	4.00%	$29,897	6.00%
Tier 1 capital to average adjusted assets
Consolidated	$54,872	9.22%	$23,794	4.00%	$29,743	5.00%
First Capital Bank	$58,024	9.77%	$23,765	4.00%	$29,707	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
As of December 31, 2013
Total capital to risk weighted assets
Consolidated	$61,060	13.78%	$35,446	8.00%	$44,307	10.00%
First Capital Bank	$58,960	13.32%	$35,406	8.00%	$44,257	10.00%
Tier 1 capital to risk weighted assets
Consolidated	$54,689	12.34%	$17,723	4.00%	$26,584	6.00%
First Capital Bank	$52,595	11.88%	$17,703	4.00%	$26,554	6.00%
Tier 1 capital to average adjusted assets
Consolidated	$54,689	10.04%	$21,796	4.00%	$27,244	5.00%
First Capital Bank	$52,595	9.67%	$21,754	4.00%	$27,193	5.00%

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank’s paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 14 – Commitments and Contingent Liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

	2014	2013
	(Dollars in thousands)
Financial instruments whose contract amounts represent credit risk:
Unused commercial lines of credit	$127,031	$90,657
Unused consumer lines of credit	15,333	15,236
Standby and Performance Letters of Credit	10,089	7,194
Loan commitments	38,774	18,418

	$191,227	$131,505

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 15 – Concentrations of Credit Risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company’s customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors’ ability to honor their contracts and the Company’s ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area. The concentrations of credit risk by type of loan are set forth in Note 4.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The Bank believes no significant risk of loss exists with respect to those balances.

Note 16 – Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures (Topic ASC 820), the fair value of a financial instrument is the price that would be received in the sale of an asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. Fair value is best determined using quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact on the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

Fair Value

In accordance with this guidance, the Company groups financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities in active markets at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for instruments measured as fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). The Company obtains a single quote for all securities. Quotes for all securities are provided by the Company’s securities accounting and safekeeping correspondent bank. The Company performs a review of pricing data by comparing prices received from third party vendors to the previous month’s quote for the same security and evaluate any substantial changes.

The following tables present the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2014, and December 31, 2013. Securities identified in Note 3 as restricted securities including stock in the FHLB and the Federal Reserve Bank (FRB) are excluded from the table below since there is no ability to sell these securities except when the FHLB or FRB require redemption based on either the Company’s borrowings at the FHLB, or in the case of the FRB, changes in certain portions of the Company’s capital.

December 31, 2014
	Fair Value Measurements Using			Fair Values
	Level 1	Level 2	Level 3
Assets:	(Dollars in thousands)

Available-for-sale securities	$—	$74,283	$—	$74,283

December 31, 2013
	Fair Value Measurements Using			Fair Values
	Level 1	Level 2	Level 3
Assets:	(Dollars in thousands)

Available-for-sale securities	$—	$71,511	$—	$71,511

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual loans.

The following describes the valuation techniques used to measure certain assets recorded at fair value on a nonrecurring basis in the accompanying consolidated financial statements.

Impaired Loans: Loans are designated as impaired when, in the judgment of management, based on current information and events, it is probable that all amounts when due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate.

The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed external appraiser using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, then the fair value is considered Level 3. If a real estate loan becomes a nonperforming loan, or if the valuation is over one year old, either an evaluation by an officer of the bank or an outside vendor, or an appraisal is performed to determine current market value. The Company considers the value of a partially completed project for its loan analysis. For nonperforming construction loans, the Company obtains a valuation of each partially completed project “as is” from a third party appraiser. The Company uses this third party valuation to determine if any charge-offs are necessary.

The value of business equipment collateral is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on the related financial statement balances or aging reports (Level 3).

Impaired loans allocated to the allowance for loan losses are measured at fair value on a nonrecurring basis with a discount to reflect current market conditions, which ranged from 0% to 30%, for each of the periods presented. Any fair value adjustments are recorded in the period incurred as provision for loan losses in the accompanying Consolidated Statements of Operations.

Loans held for sale: The fair value of loans held for sale is determined using quoted secondary-market prices. As such, the Company classifies loans subjected to nonrecurring fair value adjustments as Level 2.

Other Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly. Such appraisals may be discounted for current market conditions and ranged from 0% to 30% for each of the respective periods presented in the accompanying consolidated financial statements.

The following tables summarize our financial assets that were measured at fair value on a nonrecurring basis during the periods.

	December 31, 2014
	Fair Value Measurements Using			Fair Values
	Level 1	Level 2	Level 3
	(Dollars in thousands)
Impaired loans	$—	$—	$8,515	$8,515
Loans held for sale	—	—	—	—
Other real estate owned	—	—	1,810	1,810

Total	$—	$—	$10,325	$10,325

	December 31, 2013
	Fair Value Measurements Using			Fair Values
	Level 1	Level 2	Level 3
	(Dollars in thousands)
Impaired loans	$—	$—	$5,287	$5,287
Loans held for sale	—	992	—	992
Other real estate owned	—	—	2,658	2,658

Total	$—	$992	$7,945	$8,937

The methods and assumptions, not previously presented, used by the Company in estimating fair values are disclosed as follows:

Cash and cash equivalents – The carrying amounts of cash and cash equivalents approximate their fair value.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2014, and December 31, 2013 are current market rates for their respective terms and associated credit risk.

Loans held for sale – Loans held for sale are carried at the lower of cost or market value. These loans currently consist of residential real estate, owner occupied loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different from cost due to the short duration between origination and sale (Level 2). As such, the Company records any fair value adjustments on a nonrecurring basis. No nonrecurring fair value adjustments were recorded on loans held for sale during the periods ended December 31, 2014, and December 31, 2013. Gains and losses on the sale of loans are recorded as income in the accompanying consolidated statements of operations.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate fair value.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within 90 days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Repurchase agreements – The carrying value of repurchase agreements due within 90 days from the balance sheet date approximate fair value.

Subordinated Debt – The Company’s subordinated debt consists of variable rate instruments that re-price on a quarterly basis; therefore, carrying value is adjusted for the three month repricing lag in order to approximate fair value.

Bank Owned Life Insurance (BOLI) – The carrying value of BOLI approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties’ credit standings. These are not deemed to be material at December 31, 2014, and December 31, 2013; accordingly, the fair value of such commitments approximate that presented in Note 14.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)		(Dollars in thousands)
Financial assets
Cash and cash equivalents	$11,093	$11,093	$14,187	$14,187
Time deposits in other banks	2,000	1,989	—	—
Investment securities	76,654	76,921	73,886	74,021
Loans receivable, net	473,789	464,231	423,160	416,841
Loans held for sale	—	—	992	997
Accrued interest	1,736	1,736	1,701	1,701
BOLI	9,900	9,900	9,580	9,580

Financial liabilities
Deposits	$479,507	$477,359	$455,968	$447,956
FHLB advances	45,000	46,068	30,000	30,742
Subordinated debt and trust preferred	11,559	11,127	7,155	3,577
Repurchase agreements	1,761	1,761	1,393	1,393

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of financial instruments will change when interest rates levels change, and that change may be either favorable or unfavorable. The Company attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to repay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. The Company monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate overall interest rate risk.

Note 17 – Stock Option and Stock Incentive Plans

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 338,484 shares of the Company’s authorized, but unissued common stock. All stock options have been granted with an exercise price equal to the stock’s fair market value at the date of grant. Stock options generally have 10-year terms and vest at the rate of 50 percent per year for Directors or 33 1/3 percent per year for employees.

The Company also has a First Capital Bancorp, Inc. 2010 Stock Incentive Plan (the 2010 Plan). The 2010 Plan and amendments make available up to 880,000 shares of the Company’s common stock for issuance upon the grant or exercise of restricted stock, stock options or other equity-based awards as permitted under the 2010 Plan. Each employee and director of the Company and its affiliates may participate in the 2010 Plan. Unless sooner terminated, the 2010 Plan will terminate on May 19, 2020. See Note 20 for information about restricted stock issued in connection with the 2010 Plan .

A summary of the status of the Company’s unvested stock options is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2012	22,673	$1.90
Granted	—	—
Vested	22,673	1.90
Forfeitures	—	—

Unvested at December 31, 2013	—	$—

There were no stock options issued during 2014 or 2013, and as of December 31, 2014 and 2013, all stock options were vested. Accordingly, there was no unrecognized compensation costs related to unvested stock options as of December 31, 2014 and 2013.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows:

	2014	2013
Weighted-average price	$4.02	$7.57
Weighted-average term (in years)	6.0	5.5

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding December 31, 2012	338,850	$7.99
Granted	—	—
Expired	74,775	9.48

Options outstanding December 31, 2013	264,075	7.57

Granted	—	—
Forfeited	109,775	12.56
Expired	—	—

Options outstanding December 31, 2014	154,300	$4.02

The following tables summarize information about stock options outstanding:

Exercise Prices	Options Outstanding at December 31, 2014	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$2.44 to $4.85	154,300	6.0	$4.02
$7.33 to $10.00	0	—	$—
$10.57 to $17.67	0	—	$—

	154,300

Exercise Prices	Options Outstanding at December 31, 2013	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price
$2.44 to $4.85	156,050	7.0	$4.02
$7.33 to $10.00	39,000	3.4	$10.06
$10.57 to $17.67	69,025	3.8	$14.19

	264,075

The aggregate intrinsic value of options outstanding was approximately $64 thousand and $97 thousand at December 31, 2014 and 2013, respectively.

Note 18 – Other Employee Benefit Plans

The Company has a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During

2014 and 2013, the Company matched participant contributions up to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses related to this plan amounted to $277 thousand and $252 thousand for the years ended December 31, 2014 and 2013, respectively.

The Bank also has a Supplemental Executive Retirement Plan (SERP) for the benefit of certain key officers. The SERP provides selected employees who satisfy specific eligibility requirements with supplemental benefits upon retirement, death, or disability in certain prescribed circumstances. The Bank recorded SERP expense totaling $123 thousand and $119 thousand during 2014 and 2013, respectively. The accrued liability related to the SERP was $346 thousand and $222 thousand as of December 31, 2014 and 2013, respectively.

Note 19 – Earnings Per Share and Common Stock

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted income-per-share calculations are as follows:

	For the Years Ended December 31, (in thousands, except per share amounts)
	2014	2013
Net income available to common stockholders	$4,364	$3,529
Weighted average number of shares outstanding	12,530	12,032

Net income per common share – basic	$0.35	$0.29

Effect of dilutive securities:

Weighted average number of common shares outstanding	12,530	12,032
Effect of stock options, warrants and restricted stock	2,194	1,896

Diluted average common shares outstanding	14,724	13,928

Net income per common share – assuming dilution	$0.30	$0.25

In the computation of diluted earnings per common share for the years ended December 31, 2014 and 2013, 30 thousand and 259 thousand antidilutive stock options, respectively, were excluded because the strike price of the options was greater than the average market price of the Company’s common stock.

During 2012, the Company raised approximately $17.8 million, net of fees and costs, through a rights offering. In connection with the rights offering, the Company distributed 8.9 million warrants to purchase one-half of a share of common stock for $2.00 per whole share. During the years ended December 31, 2014 and 2013, 430 thousand and 708 thousand warrants, respectively, were exercised leaving 7.7 million and 8.1 million warrants outstanding at December 31, 2014 and 2013, respectively.

During 2014, the par value of the Company’s common stock was changed from $4 per share to $.01 per share. Equity reclassifications related to such change in par value are presented in the accompanying consolidated statements of stockholders’ equity. 30 million shares of the Company’s common stock are authorized. Shares issued and outstanding were 12,864,542 and 12,551,952 as of December 31, 2014, and 2013, respectively.

Note 20 – Restricted Stock

As described in Note 17, the 2010 Plan permits the granting of non-vested restricted stock. The grants are divided between restricted time-based stock grants and restricted performance – based stock grants. Generally, the restricted time-based grants vest 33% per year for employees and 50% per year for Directors. The restricted performance-based stock is subject to vesting on the third anniversary of the date of the grant based on the performance of the Company’s growth in cumulative tangible book value and cumulative fully-diluted earnings per share growth over a three-year period. In December 2013, the board of directors approved the acceleration of vesting for both the time and performance based stock for the CEO such that those shares awarded became fully vested at December 31, 2013. The accelerated vesting of these 100,000 shares in 2013 resulted in additional compensation expense of $206 thousand. The value of the non-vested stock awards was calculated by multiplying the fair value of the Company’s common stock on grant date by the number of shares awarded. Recipients of the awards have the right to vote the shares and to receive cash or stock dividends, if any.

The following table summarizes non-vested restricted stock activity:

	Restricted Stock	Weighted Average Grant-Date Fair Value
Balance, December 31, 2012	348,000	$3.07
Granted	—	—
Vested	163,166	3.07
Forfeited	—	—

Balance, December 31, 2013	184,834	$3.07

Granted	97,500	4.50
Vested	63,168	3.07
Forfeited	—	—

Balance, December 31, 2014	219,166	$3.71

The estimated unamortized compensation expense, net of estimated forfeitures, related to non-vested restricted stock outstanding at December 31, 2014 will be recognized as follows (dollars in thousands):

2015	$296
2016	146
2017	91

Total	$533

Note 21 – Bank Owned Life Insurance (BOLI)

The Bank has purchased two life insurance policies on key employees in the face amounts of $21.4 million and $1.3 million. Per ASC 325, Investments in Insurance Contracts, these policies are recorded at their cash surrender value, net of surrender charges and/or early termination charges. As of December 31, 2014, the BOLI cash surrender value was $9.9 million resulting in other income for 2014 of $320 thousand and an annualized net yield after tax of 4.98%. As of December 31, 2013, the BOLI cash surrender value was $9.6 million resulting in other income for 2013 of $329 thousand and an annualized net yield after tax of 5.30%.

Note 22 – Condensed Financial Information – Parent Company Only

Following are condensed financial statements of First Capital Bancorp, Inc:

First Capital Bancorp, Inc.

(Parent Corporation Only)

Condensed Statements of Financial Condition

December 31, 2014 and 2013

	2014	2013
	(Dollars in thousands)
Assets
Cash on deposit with subsidiary bank	$2,500	$1,749
Investment in subsidiary	57,959	52,641
Investment in special purpose subsidiary	155	155
Other assets	604	332

	$61,218	$54,877

Liabilities and Stockholders’ Equity
Trust preferred debt	$11,559	$5,155
Other liabilities	7	40

Total liabilities	11,566	5,195

Stockholders’ Equity
Preferred stock	—	22
Common stock	128	50,208
Additional paid-in capital	48,569	4,448
Retained earnings (deficit)	1,020	(4,590)
Warrants	—	—
Discount on preferred stock	—	(16)
Accumulated other comprehensive loss, net of taxes	(65)	(390)

Total stockholders’ equity	49,652	49,682

	$61,218	$54,877

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Financial Condition

September 30, 2015 (Unaudited) and December 31, 2014

(Dollars in Thousands)

	September 30, 2015	December 31, 2014
ASSETS
Cash and due from banks	$15,772	$11,093
Federal funds sold	3,695	—

Total cash and cash equivalents	19,467	11,093
Time deposits in other banks	2,250	2,000
Investment securities:
Available-for-sale, at fair value	78,032	74,283
Held-to-maturity, at amortized cost (fair value of $2,605 in 2015 and $2,638 in 2014)	2,368	2,371
Restricted, at cost	3,736	4,228
Loans, net of allowance for losses of $7,866 in 2015 and $7,874 in 2014	487,431	473,789
Other real estate owned (OREO)	495	1,810
Premises and equipment, net	11,935	11,461
Accrued interest receivable	1,849	1,736
Bank owned life insurance	10,138	9,900
Deferred tax asset	3,834	4,115
Other assets	1,718	1,752

Total assets	$623,253	$598,538

LIABILITIES
Deposits
Noninterest-bearing	$97,922	$70,770
Interest-bearing	422,606	408,737

Total deposits	520,528	479,507

Securities sold under repurchase agreements	—	1,761
Federal funds purchased	—	6,318
Subordinated debt and trust preferred	9,987	11,559
Federal Home Loan Bank advances	35,000	45,000
Accrued expenses and other liabilities	4,367	4,741

Total liabilities	569,882	548,886

STOCKHOLDERS’ EQUITY
Preferred stock (Note 10)	—	—
Common stock (Note 11)	129	128
Additional paid-in capital	48,713	48,569
Retained earnings	4,269	1,020
Accumulated other comprehensive income (loss), net of tax	260	(65)

Total stockholders’ equity	53,371	49,652

Total liabilities and stockholders’ equity	$623,253	$598,538

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Operations

(Unaudited)

(Dollars in Thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Interest and dividend income
Loans	$6,148	$5,822	$18,065	$16,918
Investments:
Taxable interest income	297	341	884	1,064
Tax exempt interest income	42	28	100	103
Dividends	53	46	151	140
Interest bearing deposits	17	10	52	21

Total interest and dividend income	6,557	6,247	19,252	18,246

Interest expense
Deposits	998	1,073	2,945	3,235
FHLB advances	166	113	483	315
Subordinated debt and other borrowings	82	124	280	369

Total interest expense	1,246	1,310	3,708	3,919

Net interest income	5,311	4,937	15,544	14,327
Recovery of provision for loan losses	—	(60)	(145)	(352)

Net interest income after recovery of provision for loan losses	5,311	4,997	15,689	14,679

Noninterest income
Fees on deposits	78	87	226	254
Gain on sale of securities	48	81	120	352
Gain on sale of loans	—	—	—	55
Other	398	263	981	719

Total noninterest income	524	431	1,327	1,380

Noninterest expense
Salaries and employee benefits	2,291	2,171	6,477	6,584
Occupancy expense	201	217	621	635
Data processing	240	236	771	708
Professional services	121	99	419	357
Advertising and marketing	130	126	360	381
FDIC assessment	93	93	275	273
Virginia franchise tax (benefit)	(57)	135	197	389
(Gain) Loss on sale and write down of OREO, net	—	(16)	140	(93)
Depreciation	210	161	602	444
Other operating expenses	721	499	1,984	1,767

Total noninterest expense	3,950	3,721	11,846	11,445

Net income before income taxes	1,885	1,707	5,170	4,614
Income tax expense	606	556	1,662	1,477

Net income	1,279	1,151	3,508	3,137
Effective dividend on preferred stock	—	—	—	24

Net income available to common stockholders	$1,279	$1,151	$3,508	$3,113

Basic net income per common share (Note 3)	$0.10	$0.09	$0.28	$0.25

Diluted net income per common share (Note 3)	$0.09	$0.08	$0.24	$0.21

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Comprehensive Income

(Unaudited)

(Dollars in Thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net income	$1,279	$1,151	$3,508	$3,137
Other comprehensive income (loss):
Investment securities:
Unrealized (losses) gains on investment securities available for sale	442	(207)	592	802
Tax effect	(152)	68	(188)	(275)
Reclassification of gains recognized in net income	(48)	(81)	(120)	(352)
Tax effect	16	27	41	119

Total other comprehensive income (loss)	258	(193)	325	294

Comprehensive income	$1,537	$958	$3,833	$3,431

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(Dollars in Thousands)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Discount on Preferred Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances December 31, 2013	$22	$50,208	$4,448	$(4,590)	$(16)	$(390)	$49,682
Net income	—	—	—	3,137	—	—	3,137
Other comprehensive income	—	—	—	—	—	294	294
Preferred stock dividend	—	—	—	(8)	—	—	(8)
Accretion of discount on preferred stock	—	—	—	(16)	16	—	—
Stock based compensation	—	—	253	—	—	—	253
Redemption of preferred stock	(22)	—	(5,509)	—	—	—	(5,531)
Change in par value		(50,083)	48,837	1,246
Exercise of warrants issued in connection with rights offering	—	2	427	—	—	—	429
Issuance of 98 thousand shares of restricted common stock	—	1	(1)	—	—	—	—

Balances September 30, 2014	$—	$128	$48,455	$(231)	$—	$(96)	$48,256

Balances December 31, 2014	$—	$128	$48,569	$1,020	$—	$(65)	$49,652
Net income	—	—	—	3,508	—	—	3,508
Other comprehensive income	—	—	—	—	—	325	325
Stock based compensation	—	—	304	—	—	—	304
Repurchase of common stock	—	—	(182)	—	—	—	(182)
Exercise of rights offering warrants	—	—	23	—	—	—	23
Payments of dividends	—	—	—	(259)	—	—	(259)
Issuance of 94 thousand shares of restricted common stock	—	1	(1)	—	—	—	—

Balances September 30, 2015	$—	$129	$48,713	$4,269	$—	$260	$53,371

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2015 and 2014

(Unaudited)

(Dollars in Thousands)

	2015	2014
Cash flows from operating activities
Net income	$3,508	$3,137
Adjustments to reconcile net income to net cash provided by operating activities:
Recovery of provision for loan losses	(145)	(352)
Depreciation of premises and equipment	602	444
Net amortization of bond premiums/discounts	537	481
Stock based compensation expense	304	253
Deferred income tax expense	134	1,062
Gain on sale of securities	(120)	(352)
Gain on loans sold	—	(55)
Loss (gain) on sale and write down of OREO, net	140	(93)
Increase in cash surrender value of bank owned life insurance	(238)	(242)
Proceeds from sale of loans held for sale	—	7,167
Origination of loans held for sale	—	(6,120)
Decrease (increase) in other assets	34	(322)
Increase in accrued interest receivable	(113)	(70)
Decrease in accrued expenses and other liabilities	(374)	(500)

Net cash provided by operating activities	4,269	4,438

Cash flows from investing activities
Proceeds from paydowns of securities available-for-sale	9,327	8,592
Purchase of securities available-for-sale	(26,271)	(31,319)
Proceeds from sale of securities available-for-sale	13,253	18,513
Proceeds from sale of OREO	1,275	1,013
Improvements in OREO	(100)	(256)
Proceeds from sale of equipment	51	—
Redemption (purchase) of Federal Home Loan Bank (FHLB) Stock, net	492	(291)
Purchase of Federal Reserve Stock	—	(158)
Purchase of time deposits in other banks	(250)	—
Payment of stock dividend	(259)	—
Purchases of premises and equipment	(1,127)	(693)
Net increase in loans	(13,497)	(37,361)

Net cash used in investing activities	(17,106)	(41,960)

Cash flows from financing activities
Net increase in deposits	41,021	32,216
FHLB advances	32,000	20,000
FHLB advance repayments	(42,000)	(10,000)
Federal funds purchased, net	(6,318)	—
Dividends on preferred stock	—	(8)
Cash paid for redemption of common stock warrants and preferred stock, net of expenses	—	(5,531)
Proceeds from issuance of subordinated debt	—	6,500
Repurchase of common stock	(182)	—
Repayment of subordinated debt	(1,572)	(2,072)
Warrants exercised in connection with the rights offering	23	429
Net (decrease) increase in repurchase agreements	(1,761)	7,555

Net cash provided by financing activities	21,211	49,089

Net increase in cash and cash equivalents	8,374	11,567
Cash and cash equivalents, beginning of period	11,093	14,187

Cash and cash equivalents, end of period	$19,467	$25,754

First Capital Bancorp, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Nine Months Ended September 30, 2015 and 2014

(Dollars in Thousands)

(Unaudited)

(Continued)

	2015	2014
	(Unaudited)
	(Dollars in thousands)
Supplemental disclosure of cash flow information
Interest paid during the period	$3,705	$3,919

Taxes paid during the period	$1,470	$410

See notes to consolidated financial statements

Note 1 – Basis of Presentation

First Capital Bancorp, Inc. (the Company) is the holding company of and successor to First Capital Bank (the Bank). In 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the Agreement). Under the terms of the Agreement, the shares of the Bank’s common stock were exchanged for shares of the Company’s common stock on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the stockholders of the Bank became stockholders of the Company.

The Company conducts all of its business activities through the branch offices of the Bank. The Bank created RE1, LLC, and RE2, LLC, wholly owned Virginia limited liability companies, for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC, and RE2, LLC have been consolidated with the Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries that it may acquire or establish.

The Company has one other wholly owned subsidiary, FCRV Statutory Trust 1 (the Trust), a Delaware Business Trust that was formed in connection with the issuance of trust preferred debt in 2006. Pursuant to current accounting standards, the Company does not consolidate the Trust.

The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary, First Capital Bank. All material intercompany balances and transactions have been eliminated.

In management’s opinion, the accompanying unaudited consolidated financial statements reflect all adjustments, consisting solely of normal recurring accruals, necessary for a fair presentation of the financial information as of September 30, 2015, and December 31, 2014, and for the three and nine months ended September 30, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America (GAAP). Results for the three and nine-month periods ended September 30, 2015, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015.

The organization and business of the Company, accounting policies followed, and other related information are contained in the notes to the consolidated financial statements of the Company as of and for the year ended December 31, 2014, filed as part of the Company’s annual report on Form 10-K. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

Certain reclassifications have been made to amounts presented in the prior period consolidated financial statements to conform to the current period presentation.

Note 2 – Use of Estimates

To prepare financial statements in conformity with GAAP, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results may be different. In particular, the allowance for loan losses, valuation of other real estate owned, income taxes, and fair values of financial instruments are subject to change.

Note 3 – Earnings per common share

Basic earnings per share (EPS) excludes potential dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock that have a dilutive impact on shares outstanding were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the Company.

The basic and diluted EPS calculations are as follows:

	Three Months Ended September 30, (in thousands, except per share amounts)		Nine Months Ended September 30, (in thousands, except per share amounts)
	2015	2014	2015	2014
Net income available to common stockholders	$1,279	$1,151	$3,508	$3,113
Weighted average number of shares outstanding	12,636	12,568	12,638	12,513

Net income per common share – basic	$0.10	$0.09	$0.28	$0.25

Effect of dilutive securities:
Weighted average number of common shares outstanding	12,636	12,568	12,638	12,513
Effect of stock options, warrants and restricted stock	2,340	2,442	2,227	2,415

Diluted average common shares outstanding	14,976	15,010	14,865	14,928

Net income per common share – diluted	$0.09	$0.08	$0.24	$0.21

For the three and nine months ended September 30, 2015, the Company has excluded options convertible into 2 and 29 thousand shares of common stock, respectively, from the calculation of diluted earnings per share because they were anti-dilutive.

For the three and nine months ended September 30, 2014, the Company excluded options convertible into 31 thousand shares of common stock from the calculation of diluted earnings per share because they were anti-dilutive.

Note 4 – Stock-Based Compensation

Accounting standards require the Company to measure compensation cost for the type of stock-based awards the Company issues at fair value on the date of grant and recognize compensation expense in the consolidated statements of operations over the service period that the awards are expected to vest.

Stock-based compensation expense during the three and nine months ended September 30, 2015 was $110 thousand and $304 thousand, respectively, and the amount expensed during the three and nine months ended September 30, 2014, was $95 thousand and $253 thousand, respectively. Stock-based compensation is included in salaries and employee benefits in the accompanying consolidated statements of operations.

Note 5 – Investment Securities

The amortized costs, gross unrealized gains, gross unrealized losses, and fair values for securities are as follows:

	September 30, 2015
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(Dollars in thousands)
Available-for-sale
Mortgage-backed securities	$26,636	$213	$28	$26,821
Corporate bonds	2,501	—	38	2,463
Collateralized mortgage obligation (CMO) securities	21,876	202	14	22,064
State and political subdivisions – taxable	16,024	123	60	16,087
State and political subdivisions – tax exempt	4,059	13	14	4,058
SBA pools	6,552	15	28	6,539

	$77,648	$566	$182	$78,032

	December 31, 2014
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(Dollars in thousands)
Available-for-sale
Mortgage-backed securities	$29,447	$190	$73	$29,564
Corporate bonds	3,502	8	12	3,498
Collateralized mortgage obligation (CMO) securities	19,686	196	91	19,791
State and political subdivisions – taxable	18,046	37	329	17,754
State and political subdivisions – tax exempt	—	—	—	—
SBA pools	3,690	3	17	3,676

	$74,371	$434	$522	$74,283

	September 30, 2015
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(Dollars in thousands)
Held-to-maturity
Tax-exempt municipal bonds	$2,368	$237	$—	$2,605

	$2,368	$237	$—	$2,605

	December 31, 2014
	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
	(Dollars in thousands)
Held-to-maturity
Tax-exempt municipal bonds	$2,371	$267	$—	$2,638

	$2,371	$267	$—	$2,638

The following table summarizes securities with unrealized losses at September 30, 2015, and December 31, 2014, aggregated by major security type and length of time in a continuous unrealized loss position. The unrealized losses are largely due to changes in interest rates and other market conditions. At September 30, 2015, 36 out of 125 securities the Company held had fair values less than amortized cost, primarily in municipal securities. At December 31, 2014, 55 out of 111 securities the Company held had fair values less than amortized cost, primarily in municipal and mortgage-backed securities. All unrealized losses are considered by management to be temporary given investment security credit ratings, the intent and ability to retain these securities for a period of time sufficient to recover all unrealized losses, and because it is unlikely that the Company will be required to sell the impaired securities before their anticipated recovery. As such, management’s assessment of other than temporary impairment (OTTI) for the quarter ended September 30, 2015, resulted in no recognition of an impairment loss.

	September 30, 2015
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Assets:
Mortgage-backed securities	$3,967	$17	$714	$11	$4,681	$28
Corporate bonds	—	—	2,463	38	2,463	38
CMO securities	3,421	8	1,644	6	5,065	14
State and political subdivisions-taxable	3,356	33	4,481	27	7,837	60
State & political subdivisions-tax exempt	3,208	14	—	—	3,208	14
SBA Pools	2,969	23	1,444	5	4,413	28

All securities	$16,921	$95	$10,746	$87	$27,667	$182

	December 31, 2014
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Assets:
Mortgage-backed securities	$9,722	$30	$4,236	$43	$13,958	$73
Corporate bonds	998	5	1,492	7	2,490	12
CMO securities	6,568	34	3,542	57	10,110	91
State and political subdivisions-taxable	8,074	79	6,728	250	14,802	329
SBA Pools	2,686	17	—	—	2,686	17

All securities	$28,048	$165	$15,998	$357	$44,046	$522

Restricted investment securities consist primarily of Federal Home Loan Bank of Atlanta (FHLB) stock in the amount of $2.0 and $2.5 million as of September 30, 2015, and December 31, 2014, respectively, and Federal Reserve Bank stock in the amount of $1.6 million at September 30, 2015, and December 31, 2014. Restricted equity securities are carried at cost because there is no ability to resell these securities. The FHLB requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the Company’s total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of the Company’s outstanding capital.

Mortgage-backed securities with a fair value of approximately $1.8 million were pledged as collateral at December 31, 2014, respectively, to secure overnight repurchase agreements.

Note 6 – Loans

Major classifications of loans are as follows:

	September 30, 2015	December 31, 2014
	(Dollars in thousands)
Real estate
Residential	$141,822	$145,241
Commercial	167,643	182,718
Residential Construction	43,102	32,184
Other Construction, Land Development & Other Land	70,035	52,937
Commercial	70,861	66,868
Consumer	1,910	1,886

Total loans	495,373	481,834
Less:
Allowance for loan losses	7,866	7,874
Net deferred fees	76	171

Loans, net	$487,431	$473,789

A summary of risk characteristics by loan portfolio classification follows:

Real Estate – Residential – This portfolio primarily consists of investor loans secured by properties in the Bank’s normal lending area. These investor loans are typically five year rate adjustment loans and they generally have an original loan-to-value (LTV) of 80% or less. This category also includes home equity lines of credit (HELOC). The HELOCs generally have an adjustable rate tied to prime rate and a term of 10 years. Multifamily residential real estate is moderately seasoned and is generally secured by properties in the Bank’s normal lending area.

Real Estate – Commercial – This portfolio consists of nonresidential improved real estate, which includes shopping centers and office buildings. These properties are generally located in the Bank’s normal lending area. This category of loans has a higher than average level of risk because its performance is impacted by market forces over a longer time horizon.

Real Estate – Residential Construction – These loans are located in the Bank’s normal lending area. Although it has represented a growth area for the portfolio, this category also has a higher level of risk due to inherent market change and construction risks.

Real Estate – Other Construction, Land Development and Other Land Loans – This portfolio includes developed residential and commercial lots held by developers as well as non-residential construction projects. This category has a higher level of risk due to inherent risks associated with market changes and construction.

Commercial – These loans include loans to businesses that are not secured by real estate. These loans are typically secured by accounts receivable, inventory, equipment, and other business assets. Commercial loans are typically granted to local businesses that have a strong track record of profitability and performance.

Consumer – Loans in this portfolio are either unsecured or secured by assets such as automobiles or marketable securities. They are generally granted to local customers that have a banking relationship with the Bank.

Activity in the allowance for loan losses for the nine months ended is as follows:

	September 30,
	2015	2014
	(Dollars in thousands)
Balance, beginning of period	$7,874	$8,165
Recovery of provision for loan losses	(145)	(352)
Recoveries	190	752
Charge-offs	(53)	(662)

Balance, end of period	$7,866	$7,903

Ratio of allowance for loan losses as a percent of total loans outstanding at the end of the period	1.59%	1.69%

The following tables present activity in the allowance for loan losses by portfolio segment:

	Three Months Ended
	Real Estate
	Residential	Commercial	Residential Construction	Other Construction Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)
Balance, July 1, 2015	$2,079	$2,736	$1,115	$812	$1,108	$15	$7,865
(Provision for) recovery of loan losses	17	(95)	84	90	(95)	(1)	—
Recoveries	15	—	1	1	3	—	20
Charge-offs	(19)	—	—	—	—	—	(19)

Balance, September 30, 2015	$2,092	$2,641	$1,200	$903	$1,016	$14	$7,866

Balance, July 1, 2014	$2,783	$2,901	$624	$619	$953	$14	$7,894
(Provision for) recovery of loan losses	7	(251)	144	(16)	57	(1)	(60)
Recoveries	42	212	16	—	4	—	274
Charge-offs	(110)	—	(50)	—	(45)	—	(205)

Balance, September 30, 2014	$2,722	$2,862	$734	$603	$969	$13	$7,903

	Nine Months Ended
	Real Estate
	Residential	Commercial	Residential Construction	Other Construction Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)
Balance, January 1, 2015	$2,324	$3,168	$711	$626	$1,031	$14	$7,874
Provision for (recovery of) loan losses	(214)	(527)	485	175	(64)	—	(145)
Recoveries	35	—	4	102	49	—	190
Charge-offs	(53)	—	—	—	—	—	(53)

Balance, September 30, 2015	$2,092	$2,641	$1,200	$903	$1,016	$14	$7,866

Balance, January 1, 2014	$2,891	$3,050	$591	$624	$996	$13	$8,165
Provision for (recovery of) loan losses	343	(400)	8	(21)	(282)	—	(352)
Recoveries	54	212	185	—	301	—	752
Charge-offs	(566)	—	(50)	—	(46)	—	(662)

Balance, September 30, 2014	$2,722	$2,862	$734	$603	$969	$13	$7,903

The charge off of uncollectible loans is determined on a case-by-case basis. Determination of a collateral shortfall, prospects for recovery, delinquency, and the financial resources of the borrower and any guarantor are all considered in determining whether to charge-off a loan. Closed-end retail loans that become past due 120 cumulative days from the contractual due date and open-end retail loans that become past due 180 cumulative days from the contractual due date will generally be charged off.

The following table presents the aging of unpaid loan principal:

	September 30, 2015
	30-89 Day Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)
Real estate
Residential	$386	$—	$1,711	$139,725	$141,822
Commercial	985	—	162	166,496	167,643
Residential Construction	—	—	—	43,102	43,102
Other Construction, Land Development & Other Land	277	—	309	69,449	70,035
Commercial	—	—	49	70,812	70,861
Consumer	—	—	274	1,636	1,910

Total	$1,648	$—	$2,505	$491,220	$495,373

	December 31, 2014
	30-89 Day Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
	(Dollars in thousands)
Real estate
Residential	$77	$—	$1,560	$143,604	$145,241
Commercial	428	—	218	182,072	182,718
Residential Construction	—	—	—	32,184	32,184
Other Construction, Land Development & Other Land	—	—	1,360	51,577	52,937
Commercial	—	—	—	66,868	66,868
Consumer	—	—	292	1,594	1,886

Total	$505	$—	$3,430	$477,899	$481,834

Loans are determined past due or delinquent based on the contractual terms of the loans. Payments past due 30 days or more are considered delinquent. The accrual of interest is generally discontinued at the time the loan is 90 days delinquent, unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual at an earlier date if collection of principal or interest is considered doubtful or charged-off if a loss is considered imminent.

All interest accrued but not collected for loans that are placed on nonaccrual is reversed against interest income when the loan is placed on nonaccrual status. Because of the uncertainty of the expected cash flows, the Company accounts for nonaccrual loans under the cost recovery method, under which all cash payments are applied to principal. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future collection of principal and interest are reasonably assured. The number of payments needed to meet this criteria varies from loan to loan. As a general rule, however, this criteria will be considered to have been met with the timely payment of six consecutive regularly scheduled monthly payments.

The following tables provide details of the Company’s loan portfolio by internally assigned grade:

	September 30, 2015
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate
Residential	$138,329	$677	$2,816	$—	$—	$141,822
Commercial	161,052	4,387	2,204	—	—	167,643
Residential Construction	43,102	—	—	—	—	43,102
Other Construction, Land Development & Other Land	67,773	84	2,178	—	—	70,035
Commercial	70,372	—	489	—	—	70,861
Consumer	1,636	—	274	—	—	1,910

Total	$482,264	$5,148	$7,961	$—	$—	$495,373

	December 31, 2014
	Pass	Special Mention	Substandard	Doubtful	Loss	Total
	(Dollars in thousands)
Real estate
Residential	$140,491	$2,141	$2,609	$—	$—	$145,241
Commercial	176,063	3,098	3,557	—	—	182,718
Residential Construction	32,013	—	171	—	—	32,184
Other Construction, Land Development & Other Land	44,595	4,819	3,523	—	—	52,937
Commercial	65,915	598	355	—	—	66,868
Consumer	1,594	—	292	—	—	1,886

Total	$460,671	$10,656	$10,507	$—	$—	$481,834

These credit quality grades are defined as follows:

Pass – A “pass” rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special Mention – A “special mention” asset has potential weaknesses that deserve management’s close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A “substandard” asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified “doubtful” has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified “loss” are considered uncollectible and of such little value that continuing to carry them as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

The following table provides details regarding impaired loans by segment and class:

	September 30, 2015			December 31, 2014
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
	(Dollars in thousands)
With no related allowance:
Real estate
Residential	$1,971	$2,439	$—	$1,826	$2,359	$—
Commercial	162	187	—	217	242	—
Residential Construction	—	—	—	—	—	—
Other Construction, Land Development & Other Land	309	818	—	6,180	9,080	—
Commercial	49	49	—	—	—	—
Consumer	274	396	—	292	396	—

Total	$2,765	$3,889	$—	$8,515	$12,077	$—

With an allowance:
Real estate
Residential	$—	$—	$—	$—	$—	$—
Commercial	—	—	—	—	—	—
Residential Construction	—	—	—	—	—	—
Other Construction, Land Development & Other Land	—	—	—	—	—	—
Commercial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—

Total	$—	$—	$—	$—	$—	$—

Total
Real estate
Residential	$1,971	$2,439	$—	$1,826	$2,359	$—
Commercial	162	187	—	217	242	—
Residential Construction	—	—	—	—	—	—
Other Construction, Land Development & Other Land	309	818	—	6,180	9,080	—
Commercial	49	49	—	—	—	—
Consumer	274	396	—	292	396	—

Total	$2,765	$3,889	$—	$8,515	$12,077	$—

The following table provides details of the balance of the allowance for loan losses and the recorded investment in financing receivables by impairment method for each loan portfolio segment:

	Real Estate
	Residential	Commercial	Residential Construction	Other Construction, Land Devel. & Other Land	Commercial	Consumer	Total
	(Dollars in thousands)
September 30, 2015
Allowance for loan losses, evaluated
Individually	$—	$—	$—	$—	$—	$—	$—
Collectively	2,092	2,641	1,200	903	1,016	14	7,866

Total ending allowance	$2,092	$2,641	$1,200	$903	$1,016	$14	$7,866

Loans, evaluated
Individually	$1,971	$162	$—	$309	$49	$274	$2,765
Collectively	139,851	167,481	43,102	69,726	70,812	1,636	492,608

Total ending loans	$141,822	$167,643	$43,102	$70,035	$70,861	$1,910	$495,373

December 31, 2014
Allowance for loan losses, evaluated
Individually	$—	$—	$—	$—	$—	$—	$—
Collectively	2,324	3,168	711	626	1,031	14	7,874

Total ending allowance	$2,324	$3,168	$711	$626	$1,031	$14	$7,874

Loans, evaluated
Individually	$1,826	$217	$—	$6,180	$—	$292	$8,515
Collectively	143,415	182,501	32,184	46,757	66,868	1,594	473,319

Total ending loans	$145,241	$182,718	$32,184	$52,937	$66,868	$1,886	$481,834

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining whether a loan is impaired include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Additionally, management’s policy is generally to evaluate only those substandard loans greater than $250 thousand for impairment as these are considered to be individually significant in relation to the size of the loan portfolio. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The following tables present interest income recognized and the average recorded investment of impaired loans.

	Three Months Ended		Nine Months Ended
	September 30, 2015		September 30, 2015
	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment
	(Dollars in thousands)		(Dollars in thousands)
Real estate
Residential	$97	$2,004	$178	$1,844
Commercial	8	165	18	182
Residential Construction	—	—	—	—
Other Construction, Land Development & Other Land	—	352	3	1,820
Commercial	—	24	—	12
Consumer	18	277	36	283

Total	$123	$2,822	$235	$4,141

	Three Months Ended		Nine Months Ended
	September 30, 2014		September 30, 2014
	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment
	(Dollars in thousands)		(Dollars in thousands)
Real estate
Residential	$120	$2,019	$218	$1,826
Commercial	11	366	45	456
Residential Construction	—	90	9	188
Other Construction, Land Development & Other Land	265	6,056	550	4,130
Commercial	—	24	1	117
Consumer	2	149	2	75

Total	$398	$8,704	$825	$6,792

Cash payments received on nonaccrual, impaired loans are applied on a cash basis with all cash receipts applied first to principal and any payments received in excess of the unpaid principal balance being applied to interest. Cash payments received on active, impaired loans are applied to both interest and principal.

Troubled Debt Restructurings

Accounting Standards Codification (ASC) 310 defines a troubled debt restructuring as a restructuring of a debt where a creditor for economic or legal reasons related to a debtor’s financial difficulties grants a concession to the debtor that it would not otherwise render. The concession is granted by the creditor in an attempt to protect as much of its investment as possible. The concession either stems from an agreement between the creditor and the debtor or is imposed by law or a court. Troubled debt restructurings include modification of the terms of a debt, such as a reduction of the stated interest rate to a new rate that is lower than the current market rate for new debt with similar risk, a reduction of the face amount or maturity amount of the debt as stated in the instrument or other agreement, or a reduction of accrued interest owed.

Management reviews all modifications that occur during the year for identification as troubled debt restructurings. Management identified as troubled debt restructurings certain loans for which the allowance for loan losses had previously been measured under a general allowance for loan losses methodology (ASC 450). Upon identifying the reviewed loans as troubled debt restructurings, management also identified them as impaired under the guidance in ASC 310.

Modification Categories

The Company offers a variety of modifications to borrowers. The modification alternatives offered can generally be described in the following categories:

Rate Modification – A modification in which the interest rate is changed.

Term Modification – A modification in which the maturity date, timing of payments, or frequency of payments is changed.

Interest Only Modification – A modification in which the loan is converted to interest only payments for a period of time.

Payment Modification – A modification in which the dollar amount of the payment is changed, other than an interest only modification described above.

Combination Modification – Any other type of modification, including the use of multiple categories described above.

As of September 30, 2015, and December 31, 2014, there were no available commitments outstanding for troubled debt restructurings.

The following tables present troubled debt restructurings as of the dates indicated:

September 30, 2015
	Total Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
(Dollars in thousands)
Real estate
Residential	1	$260	$—	$260
Commercial	—	—	—	—
Residential Construction	—	—	—	—
Other Construction, Land Development & Other Land	—	—	—	—
Commercial	—	—	—	—
Consumer	—	—	—	—

Total	1	$260	$—	$260

	December 31, 2014
	Total Number of Contracts	Accrual Status	Nonaccrual Status	Total Modifications
	(Dollars in thousands)
Real estate
Residential	1	$266	$—	$266
Commercial	—	—	—	—
Residential Construction	—	—	—	—
Other Construction, Land Development & Other Land	4	4,819	1,052	5,871
Commercial	—	—	—	—
Consumer	—	—	—	—

Total	5	$5,085	$1,052	$6,137

Loans reviewed for consideration of modification are reviewed for potential impairment at the time of the restructuring. Any identified impairment is recognized as a reduction in the allowance.

There were no newly restructured loans that occurred during the three or nine months ended September 30, 2015. The following table presents troubled debt restructurings that occurred during the three and nine months ended September 30, 2014:

Three Months Ended September 30, 2014
	Number of Contracts	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total
(Dollars in thousands)
Real estate
Residential	1	$—	$—	$—	$—	$550	$550
Commercial	—	—	—	—	—	—	—
Residential Construction	—	—	—	—	—	—	—
Other Construction, Land	—	—	—	—	—	—	—
Residential Construction	—	—	—	—	—	—	—
Commercial	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total	1	$—	$—	$—	$—	$550	$550

	Nine Months Ended September 30, 2014
	Number of Contracts	Rate Modifications	Term Modifications	Interest Only Modifications	Payment Modifications	Combination Modifications	Total
	(Dollars in thousands)
Real estate
Residential	2	$—	$—	$—	$—	$818	$818
Commercial	—	—	—	—	—	—	—
Residential Construction	—	—	—	—	—	—	—
Other Construction, Land
Development & Other Land	1	—	—	—	—	3,873	3,873
Commercial	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—

Total	3	$—	$—	$—	$—	$4,691	$4,691

There were no financing receivables modified as troubled debt restructurings and with a payment default, with the payment default occurring within 12 months of the restructure date, and the payment default occurring during the three or nine month periods ended September 30, 2015, or 2014.

Note 7 – Other Real Estate Owned (OREO)

Changes in OREO were as follows for the periods indicated:

	Nine Months Ended September 30,
	2015	2014
	(Dollars in thousands)
Beginning Balance	$1,810	$2,658
Additions	100	256
Sales	(1,261)	(952)
Write-downs	(154)	—

Ending Balance	$495	$1,962

Note 8 – Fair Value

The fair value of an asset or liability is the price that would be received upon a sale of that asset or paid to transfer that liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, able to transact, and willing to transact.

Financial Accounting Standards Board (FASB) Codification Topic 820: Fair Value Measurements and Disclosures establishes a hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair values hierarchy is as follows:

Level 1 Inputs – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Investment Securities: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2). The Company obtains a single quote for all securities. Quotes for all of the securities are provided by the securities accounting and safekeeping correspondent bank, which performs a review of pricing data by comparing prices received from third party vendors to the previous month’s quote for the same security and evaluates any substantial changes.

The following tables present the balances of financial assets measured at fair value on a recurring basis as of the dates indicated. See Note 5 for a detailed listing of the fair values of available-for-sale securities.

	September 30, 2015
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)
Assets:

Available-for-sale securities	$—	$78,032	$—	$78,032

	December 31, 2014
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)
Assets:

Available-for-sale securities	$—	$74,283	$—	$74,283

The following describes the valuation techniques used to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements.

Impaired Loans: The fair values of impaired loans are measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed external appraiser using observable market data (Level 2). However, if the collateral is a house or building in the process of construction or if an appraisal of the real estate property is over two years old, then the fair value measurement is considered Level 3. The value of business equipment is based upon an outside appraisal if deemed significant using observable market data. Likewise, fair values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses in the consolidated statements of operations.

Level 3 fair value measurements of impaired loans generally include discounts for unobservable input such as estimated selling costs, lack of marketability or practical life, and age of appraisal. Such discounts ranged from 0% to 30% for each of the respective periods presented.

Other Real Estate Owned: OREO assets are adjusted to fair value upon transfer of the loan collateral to the Company through or instead of foreclosure. Subsequently, OREO assets are carried at net realizable value. Fair value is based upon independent market prices, appraised values of the collateral or management’s estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the OREO asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the OREO asset as nonrecurring Level 3.

Level 3 fair value measurements of OREO assets generally include discounts for unobservable input such as estimated selling costs, lack of marketability, and age of appraisal. Such discounts ranged from 0% to 30% for each of the respective periods presented.

The following tables summarize the Company’s financial assets that were measured at fair value on a nonrecurring basis during the periods noted.

	September 30, 2015
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)
Impaired loans	$—	$—	$2,765	$2,765
Other real estate owned	—	—	495	495

Total	$—	$—	$3,260	$3,260

	December 31, 2014
	Fair Value Measurements Using			Fair
	Level 1	Level 2	Level 3	Values
	(Dollars in thousands)
Impaired loans	$—	$—	$8,515	$8,515
Other real estate owned	—	—	1,810	1,810

Total	$—	$—	$10,325	$10,325

The methods and assumptions, not previously presented, used by the Company in estimating fair values are as follows:

In general, fair value of securities is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon market prices determined by an outside, independent entity that primarily uses as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstances that caused the transfer, which generally coincides with the Company’s monthly and/or quarterly valuation process.

Cash and cash equivalents – The carrying amounts of cash and cash equivalents approximate fair value.

Time Deposits in Other Banks – The fair values of time deposits are estimated based on bid quotations received from independent pricing services for similar assets.

Loans – For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. For all other loans, fair values are calculated by discounting the contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loans, or by using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values of certificates of deposit are based on the discounted value of contractual cash flows using the rates currently offered for deposits of similar remaining maturities.

Accrued interest – The carrying amounts of accrued interest receivable and payable approximate fair value.

FHLB Advances – The carrying value of advances from the FHLB due within 90 days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Repurchase agreements – The carrying value of repurchase agreements, which are secured transactions with customers that generally mature the day following the date sold, approximate fair value.

Subordinated Debt and Trust Preferred – The Company’s subordinated debt consists of variable rate instruments that reprice on a periodic basis, therefore, carrying value is adjusted for the repricing lag in order to approximate fair value.

Bank Owned Life Insurance (BOLI) – The carrying value of life insurance approximates fair value because this investment is carried at cash surrender value, as determined by the insurer.

The estimated fair values of the Company’s financial instruments, which are all Level 2 in fair values hierarchy, as of September 30, 2015, and December 31, 2014, are as follows:

	September 30, 2015		December 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)		(Dollars in thousands)
Financial assets
Cash and cash equivalents	$19,467	$19,467	$11,093	$11,093
Time deposits in other banks	2,250	2,016	2,000	1,989
Investment securities	80,400	80,637	76,654	76,921
Loans, net	487,431	489,574	473,789	472,105
Accrued interest	1,849	1,849	1,736	1,736
BOLI	10,138	10,138	9,900	9,900

Financial liabilities
Deposits	$520,528	$519,425	$479,507	$477,359
FHLB advances	35,000	36,021	45,000	46,068
Subordinated debt and trust preferred	9,987	10,085	11,559	11,554
Repurchase agreements	—	—	1,761	1,761
Accrued interest	40	40	37	37

Note 9 – Recently Issued Accounting Pronouncements

In January 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-04, Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40) – Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments are intended to clarify when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate recognized. These amendments clarify that an “in substance” repossession for foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either: (a) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure; or (b) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additional disclosures are required in such event. The amendments are effective for public business entities for annual periods and interim periods within those annual periods beginning after December 15, 2014. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In May of 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ( Topic 606). The guidance in this ASU superseded the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of Codification. The guidance in this ASU affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets. This amendment is intended to clarify that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In June of 2014, the FASB issued ASU No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures. The amendments in this ASU require that repurchase-to-maturity transactions be accounted for as secured borrowings consistent with the accounting for other repurchase agreements. In addition, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty (a repurchase financing), which will result in secured borrowing accounting for the repurchase agreement. The amendments require an entity to disclose information about transfers accounted for as sales in transactions that are economically similar to repurchase agreements, in which the transferor retains substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In addition, the amendments require disclosure of the types of collateral pledged in repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions and the tenor of those transactions. For public business entities, the accounting changes and disclosure for certain transactions accounted for as a sale are effective for the first period (interim or annual) beginning after December 15, 2014. The disclosure for transactions accounted for as secured borrowings is required for annual periods beginning after December 15, 2014, and for interim periods beginning after March 15, 2015. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In June of 2014, the FASB issued ASU No. 2014-12, Compensation – Stock Compensation (Topic 718) – Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. The amendments in this ASU require that a performance target that affects vesting and which could be achieved after the requisite service period be treated as a performance condition. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. For all entities, the amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Early adoption is permitted. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

Note 10 – Preferred Stock

The Company’s Preferred Stock has a $4.00 par value and a $1,000 liquidation preference. With 2,000,000 preferred shares authorized, there were no shares outstanding at September 30, 2015, or December 31, 2014.

Note 11 – Common Stock

In June 2014, the Board of Directors approved a change to the par value of the Company’s Common Stock from $4.00 per share to $.01 per share. With 30,000,000 shares of Common Stock authorized, at September 30, 2015, and at December 31, 2014, there were 12,923,392 and 12,864,542 shares outstanding, respectively.

In December 2014, the Board of Directors authorized a share repurchase program to purchase up to 300,000 shares of its outstanding common stock. During the nine months ended September 30, 2015, the Company repurchased 41,700 shares of its common stock.

On May 20, 2015, the Board of Directors declared a cash dividend of $0.01 per common share, payable on June 25, 2015, to stockholders of record on June 10, 2015. On August 19, 2015, the Board of Directors declared a cash dividend of $0.01 per common share, payable on September 28, 2015, to stockholders of record on September 14, 2015.

Note 12 – Commitments

Park Sterling Merger: On September 30, 2015, the Company and Park Sterling Corporation (Park Sterling) entered into an Agreement and Plan of Merger (the Merger Agreement) pursuant to which the Company will be acquired by Park Sterling (the Park Sterling Merger).

Under the terms of the Merger Agreement, the Company’s shareholders will have the right to receive either $5.54 in cash or 0.7748 of a Park Sterling common share for each share of the Company’s common stock they hold, subject to the limitation that the total consideration for the Company’s shareholders will consist of 30% in cash and 70% in Park Sterling shares. In addition, the Company’s warrant holders will have the right to receive either $1.77 in cash or 0.24755 of a Park Sterling common share for each warrant they hold, subject to the limitation that the total consideration payable to the Company’s warrant holders will consist of 30% in cash and 70% in Park Sterling shares.

The Park Sterling Merger is expected to close in the first quarter of 2016, subject to customary conditions, including approval by the Company’s shareholders and receipt of regulatory approval.

Construction and Sales Contracts: In October 2015, the Company entered into a contract with a builder for construction of a building on land owned by the Company. Construction is scheduled to begin in November 2015. In September 2015, the Company entered into a sales contract with a different party for the sale of such building, when complete, with the closing anticipated to occur during the second quarter of 2016.

Note 13 – Subsequent Event

On October 28, 2015, the Board of Directors declared a cash dividend of $0.01 per common share, payable on December 21, 2015, to stockholders of record on November 30, 2015.

Appendix A

Merger Agreement

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

FIRST CAPITAL BANCORP, INC.

AND

PARK STERLING CORPORATION

DATED AS OF SEPTEMBER 30, 2015

-i-

(continued)

-ii-

Defined Term	Section
Adverse Recommendation Change	6.9(b)
Agreement	Preamble
Alternative Proposal	6.9(a)
Alternative Transaction	6.9(d)
Appraisal Provisions	1.4(f)
Available Target Stock Plan Shares	1.6(e)
Bank Merger	1.12
Benefit Plan	9.10(b)
BHC Act	3.1(b)
Buyer	Preamble
Buyer Articles	4.1(b)
Buyer Board	4.3(a)
Buyer Bylaws	4.1(b)
Buyer Capitalization Date	4.2(a)
Buyer Common Stock	1.4(a)
Buyer Confidentiality Agreement	6.2(c)
Buyer Disclosure Schedule	Art. IV
Buyer Preferred Stock	4.2(a)
Buyer Regulatory Agreement	4.5(b)
Buyer Requisite Regulatory Approvals	7.2(d)
Buyer SEC Reports	4.5(c)
Buyer Stock Plans	4.2(a)
Buyer Subsidiary	3.1(c)
Cash Consideration	1.4(c)
Cash Conversion Number	1.4(c)
Cash Election	1.4(c)
Cash Election Shares	1.4(c)
Cash Election Warrants	1.7(a)
Cash Shortfall Number	1.5(a)
Certificate	1.4(d)
Claim	6.6(a)
Closing	9.1
Closing Date	9.1
COBRA	3.11(c)
Code	Recitals
Confidentiality Agreement	6.2(c)
Converted Stock Option	1.6(b)
Covered Employees	6.5(a)
Derivative Transactions	3.14(a)
Dissenting Shareholder	1.4(f)
Dissenting Shares	1.4(f)
Effective Time	1.2
Election	2.1(a)
Election Deadline	2.1(d)
Election Form	2.1(c)
ERISA	3.11(a)
ERISA Affiliate	3.11(a)
Exchange Act	3.5(c)
Exchange Agent	2.1(c)
Exchange Agent Agreement	2.1(c)
Exchange Fund	2.2

-iii-

Defined Term	Section
Exchange Ratio	1.4(c)
Expense Reimbursement	8.3(b)
FDIC	3.1(b)
Federal Reserve Board	3.4
Form S-4	3.4
GAAP	3.1(c)
Governmental Entity	3.4
Grant Date	3.2(e)
Holder	2.1
HSR Act	3.4
Indemnified Parties	6.6(a)
Injunction	7.1(d)
Insurance Amount	6.6(c)
Intellectual Property	3.18
IRS	3.10(a)
knowledge	9.5
Leased Properties	3.17
Letter of Transmittal	2.1(c)
Liens	3.2(b)
Loans	3.16(a)
Material Adverse Effect	3.8(a)
Materially Burdensome Regulatory Condition	6.1(b)
Merger	Recitals
Merger Consideration	1.4(c)
NCBCA	1.1(a)
Non-Election	2.1(c)
Non-Election Shares	1.4(c)
Non-Election Warrants	1.7(a)
North Carolina Articles of Merger	1.2
Owned Properties	3.17
Party	Preamble
Permitted Encumbrances	3.17
Per Share Amount	1.4(c)
person	9.5
Policies, Practices and Procedures	3.15(b)
Property Lease	3.20
Proxy Statement	3.4
Real Property	3.17
Regulatory Agencies	3.5(a)
Representative	2.1(c)
Sarbanes-Oxley Act	3.5(c)
SEC	3.4
Section 409(A)	3.11(m)
Securities Act	3.2(a)
Severance Agreement	6.5(e)
SRO	3.4
Stock Consideration	1.4(c)
Stock Election	1.4(c)
Stock Election Shares	1.4(c)
Stock Election Warrants	1.7(a)
Stock Shortfall Number	1.5(b)

-iv-

Defined Term	Section
Subsidiary	3.1(c)
Superior Proposal	6.9(d)
Surrender Instructions	2.1(c)
Surviving Corporation	Recitals
Target	Preamble
Target Articles	3.1(b)
Target Bank	3.1(b)
Target Benefit Plan	3.11(a)
Target Board	3.3(a)
Target Bylaws	3.1(b)
Target Capitalization Date	3.2(a)
Target Common Stock	1.4(b)
Target Contract	3.13(a)
Target Disclosure Schedule	Art. III
Target Preferred Stock	3.2(a)
Target Regulatory Agreement	3.5(b)
Target Requisite Regulatory Approvals	7.3(d)
Target Requisite Shareholder Approval	3.3(a)
Target Restricted Stock	1.6(c)
Target SEC Reports	3.5(c)
Target Shareholder Meeting	6.3(a)
Target Stock Option	1.6(b)
Target Stock Plan	1.6(a)
Target Subsidiary	3.1(c)
Target Warrant	1.7(a)
Tax(es)	3.10(b)
Tax Return	3.10(c)
Termination Fee	8.3(b)
Trust Account Common Shares	1.4(b)
VBFI	3.4
Virginia Articles of Merger	1.2
Voting Debt	3.2(a)
VSCA	1.1(a)
Warrant Cash Consideration	1.7(a)
Warrant Cash Conversion Number	1.7(a)
Warrant Cash Shortfall Number	1.7(b)
Warrant Election	2.1(b)
Warrant Exchange Ratio	1.7(a)
Warrant Stock Consideration	1.7(a)
Warrant Stock Shortfall Number	1.7(b)

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of September 30, 2015 (this “Agreement”), by and between FIRST CAPITAL BANCORP, INC., a Virginia corporation (“Target”), and PARK STERLING CORPORATION, a North Carolina corporation (“Buyer”). Each of Buyer and Target are referred to herein as a “Party” and, together, as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Boards of Directors of Target and Buyer have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Target will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Buyer (the “Merger”), so that Buyer is the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”); and

WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, in accordance with the North Carolina Business Corporation Act (the “NCBCA”) and the Virginia Stock Corporation Act (“VSCA”), at the Effective Time Target shall merge with and into Buyer. Buyer shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of North Carolina. As of the Effective Time, the separate corporate existence of Target shall cease.

(b) Buyer may at any time change the method of effecting the combination (including by providing for the merger of Target and a wholly owned subsidiary of Buyer) if and to the extent Buyer deems such change to be desirable; provided, however, that no such change shall (i) alter or change the amount, value or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the Tax treatment of Target’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either Party pursuant to this Agreement or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger that shall be filed with the North Carolina Secretary of State (the “North Carolina Articles of Merger”) and the articles of merger that shall be filed with the Virginia State Corporation Commission (the “Virginia Articles of Merger”) on the Closing Date. The term “Effective Time” shall be the date and time when the Merger becomes effective as set forth in the North Carolina Articles of Merger and the Virginia Articles of Merger.

1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Section 55-11-06 of the NCBCA and Section 13.1-721 of the VSCA.

1.4 Conversion of Target Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target or the holder of any of the following securities:

(a) Each share of common stock, par value $1.00 per share, of Buyer (the “Buyer Common Stock”) issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) All shares of common stock, par value $0.01 per share, of Target issued and outstanding immediately before the Effective Time (the “Target Common Stock”) that are owned, directly or indirectly, by Target or Buyer (other than shares of Target Common Stock held in trust accounts (including grantor or rabbi trust accounts), managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, “Trust Account Common Shares”)) shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and no stock of Buyer and no other consideration shall be delivered in exchange therefor.

(c) Subject to Sections 1.4(e) and 1.5, each share of Target Common Stock, except for shares of Target Common Stock owned by Target or Buyer or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares), shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 2.1, into the right to receive the following consideration, without interest:

(i) for each share of Target Common Stock with respect to which an election to receive Buyer Common Stock has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Stock Election”) or with respect to which the Exchange Agent has made an allocation of the right to receive Buyer Common Stock under Section 1.5, that fraction of a fully paid and nonassessable share of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); the “Exchange Ratio” shall equal 0.7748;

(ii) for each share of Target Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Article II (a “Cash Election”), or with respect to which the Exchange Agent has made an allocation of the right to receive cash under Section 1.5, an amount in cash equal to the Per Share Amount (the “Cash Consideration”) (collectively, the “Cash Election Shares”) (the Cash Consideration together with the Stock Consideration shall be referred to as the “Merger Consideration”); or

(iii) for each share of Target Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Shares”), such Stock Consideration or Cash Consideration, each as is determined in accordance with Section 1.5.

(iv) Notwithstanding anything in this Agreement to the contrary, the total number of shares of Target Common Stock to be converted to Cash Consideration (the “Cash Conversion Number”) shall be equal to the product of (A) 30% and (B) the number of shares of Target Common Stock issued and outstanding immediately before the Effective Time (excluding any shares of Target Common Stock owned by Target or Buyer or any of their respective wholly owned Subsidiaries (other than Trust Account Common Shares)) rounded down to the nearest whole share.

(v) “Per Share Amount” means $5.54.

(d) All of the shares of Target Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding, shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Target

Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration (and, in the case of any fractional shares, cash in lieu thereof) into which the shares of Target Common Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(g) , as well as any dividends to which holders of Target Common Stock become entitled in accordance with Section 2.3(d).

(e) If, between the date hereof and the Effective Time, the outstanding shares of Buyer Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Exchange Ratio.

(f) Notwithstanding anything in this Agreement to the contrary, any shares of Target Common Stock that are outstanding immediately before the Effective Time and that are held by a person (a “Dissenting Shareholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the VSCA concerning the right of holders of shares of Target Common Stock to require appraisal of their shares (the “Appraisal Provisions”) of Target Common Stock, to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration, but shall have the right to receive such consideration as may be determined to be due to such Dissenting Shareholder pursuant to the procedures set forth in Section 13.1-737 of the VSCA. If such Dissenting Shareholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal, in any case pursuant to the VSCA, each of such Dissenting Shareholder’s shares of Target Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such Dissenting Shareholder shall thereafter otherwise make a timely Cash Election or Stock Election under this Agreement. If any Dissenting Shareholder shall have so failed to perfect or has effectively withdrawn or lost such Dissenting Shareholder’s right to dissent from the Merger after the Election Deadline, each of such Dissenting Shareholder’s shares of Target Common Stock shall thereupon be deemed to have been converted into, and to have become, as of the Effective Time, the right to receive Stock Consideration or Cash Consideration, or a combination thereof, as determined by Buyer in its sole discretion. Shares of Target Common Stock held by a Dissenting Shareholder that has not withdrawn its demand for appraisal, failed to perfect or has otherwise lost its right of appraisal, in any case pursuant to the VSCA (“Dissenting Shares”) shall be considered Cash Election Shares for purposes of the proration set forth in Section 1.5; provided, however, that Dissenting Shares shall not be converted into the right to receive Stock Consideration as a result of the proration procedures set forth in Section 1.5. Target shall give Buyer prompt notice of any demands for appraisal of shares of Target Common Stock received by Target, withdrawals of such demands and any other instruments served pursuant to Section 13.1-737 of the VSCA and shall give Buyer the opportunity to participate in all negotiations and proceedings with respect thereto. Target shall not, without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands.

1.5 Proration. Within five business days after the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among the holders of Target Common Stock of rights to receive Buyer Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(a) Cash Oversubscribed. If the number of Cash Election Shares (including any Dissenting Shares) exceeds the Cash Conversion Number (the amount by which the number of Cash Election Shares exceeds the Cash Conversion Number being referred to herein as the “Cash Shortfall Number”), then:

(i) all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration, and

(ii) each holder of Cash Election Shares (other than holders of Dissenting Shares) shall receive (A) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the Cash Shortfall Number and the denominator of which is (1) the total number of Cash Election Shares less (2) the number of Dissenting Shares and (B) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

(b) Cash Undersubscribed. If the number of Cash Election Shares (including any Dissenting Shares) is less than the Cash Conversion Number (the amount by which the number of the Cash Election Shares is less than the Cash Conversion Number being referred to herein as the “Stock Shortfall Number”), then:

(i) all Cash Election Shares (including Dissenting Shares) shall be converted into the right to receive the Cash Consideration,

(ii) if the Stock Shortfall Number is less than or equal to the number of Non-Election Shares, all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Non-Election Shares shall receive (A) the Cash Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Shortfall Number and the denominator of which is the total number of Non-Election Shares and (B) the Stock Consideration in respect of the remaining number of such holder’s Non-Election Shares, or

(iii) if the Stock Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares shall receive (A) the Cash Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Stock Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Stock Election Shares and (B) the Stock Consideration in respect of the remaining number of such holder’s Stock Election Shares.

(c) Cash Subscriptions Sufficient. If the number of Cash Election Shares (including any Dissenting Shares) is equal to the Cash Conversion Number, then Section 1.5(a) and (b) shall not apply and all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration.

1.6 Stock Options and Other Stock-Based Awards.

(a) Unless otherwise noted, the provisions of this Section 1.6 pertain to all plans sponsored by Target under which options and other stock-based amounts are awarded, including Target’s 2010 Stock Incentive Plan and Target’s 2000 Stock Option Plan, all as amended, and the award agreements thereunder (collectively, the “Target Stock Plan”).

(b) Each option to purchase shares of Target Common Stock issued under a Target Stock Plan (a “Target Stock Option”), whether vested or unvested, that is outstanding and unexercised immediately before the Effective Time will, at the Effective Time, without any action on the part of the holder thereof, be converted into an obligation of Buyer to pay (or cause to be paid) and a right of the holder of the Target Stock Option to receive cash in an amount equal to the product of (i) the amount equal to $5.54 minus the per share exercise price of such Target Stock Option and (ii) the number of shares of Target Common Stock subject to such Target Stock Option. The amount determined in accordance with the foregoing sentence shall be paid to the applicable holder of a Target Stock Option as soon as reasonably practicable following the Closing Date. In the event that the product obtained by the foregoing calculation with respect to a Target Stock Option is zero or a negative number, then such Target Stock Option will, at the Effective Time, be converted into an option to purchase Buyer Common Stock (each, a “Converted Stock Option”), on the same terms and conditions as were applicable under such Target Stock Option (but subject to and taking into account any required acceleration of vesting of such Target Stock Option pursuant to the terms of the Target Stock Plan as in effect on the date hereof without any further action by Target). The number of shares of Buyer Common Stock subject to each such Converted Stock Option will be equal to the number of shares of Target Common Stock subject to the Target Stock Option multiplied by the Exchange Ratio, rounded down to the nearest whole share of Buyer Common Stock, and each such Converted

Stock Option will have an exercise price per share (rounded up to the nearest cent) equal to the per share exercise price specified in the applicable Target Stock Option divided by the Exchange Ratio, consistent with the requirements of Section 424(a) of the Code or Treasury Regulation Section 1.409A-1(b)(5)(v)(D), as applicable. At the Effective Time, Buyer shall assume the Target Stock Plan; provided, that such assumption shall only be with respect to the Converted Stock Options and Buyer shall have no obligation to make any additional grants or awards under the Target Stock Plan. As soon as reasonably practicable after the Closing Date, Buyer will deliver to the holders of Converted Stock Options any required notices setting forth such holders’ rights pursuant to the Target Stock Plan and award documents and stating that such Converted Stock Options have been issued by Buyer and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.6(b), after giving effect to the Merger and the terms of the Target Stock Plan).

(c) At the Effective Time, each share of restricted Target Common Stock issued pursuant to the Target Stock Plan (“Target Restricted Stock”) that is outstanding immediately before the Effective Time shall vest in full and the restrictions thereon shall lapse, and, as of the Effective Time, each share of Target Common Stock that was formerly Target Restricted Stock shall be entitled to receive the Merger Consideration in accordance with Section 1.4; provided, however, that, upon the lapsing of restrictions with respect to each share of Target Restricted Stock, Target shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of such restrictions.

(d) At the Effective Time, Buyer will assume all the obligations of Target under the Target Stock Plan, each outstanding Converted Stock Option and any agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Buyer will deliver to the holders of Converted Stock Options any required notices setting forth such holders’ rights pursuant to the relevant Target Stock Plan and award documents and stating that such Converted Stock Options have been assumed by Buyer and will continue in effect on the same terms and conditions, subject to the adjustments required by this Section 1.6 after giving effect to the Merger and the terms of the relevant Target Stock Plan or individual agreements pursuant to which such awards were granted.

(e) Following the Effective Time, Buyer may in its discretion maintain the Target Stock Plan in accordance with Nasdaq rules, except that (i) all equity or equity-based awards issued by Buyer pursuant to the Target Stock Plan following the Effective Time will be awards in respect of Buyer Common Stock, (ii) all references to Target (other than any references relating to a “change in control,” “change of control” or terms of similar import of Target) in each Target Stock Plan and in each award agreement thereunder will be deemed to refer to Buyer, unless Buyer determines otherwise, and (iii) the number of shares of Buyer Common Stock available for future issuance pursuant to each Target Stock Plan following the Effective Time (the “Available Target Stock Plan Shares”) will equal the number of shares of Target Common Stock so available immediately before the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole share of Buyer Common Stock.

(f) The Target Board (or, if appropriate, any committee administering the Target Stock Plan) shall, before the Effective Time, adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 1.6. In addition, before the Effective Time, Target shall deliver all necessary or appropriate notices to each holder of Target Stock Options setting forth each holder’s rights pursuant to this Section 1.6. Before the Effective Time, Buyer shall reserve for future issuance a number of shares of Buyer Common Stock at least equal to the number of shares of Buyer Common Stock that will be subject to Converted Stock Options as a result of the actions contemplated by this Section 1.6, plus the number of Available Target Stock Plan Shares in the event that Buyer maintains the Target Stock Plans as contemplated by Section 1.6(e). As soon as practicable following the Effective Time, Buyer will file a registration statement on Form S-8 (or other applicable form) with respect to the shares of Buyer Common Stock subject to such Converted Stock Options and will maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options remain outstanding.

1.7 Warrants.

(a) Subject to Section 1.7(b), each warrant to purchase shares of Target Common Stock (a “Target Warrant”) shall be converted, at the election of the holder thereof, in accordance with the procedures set forth in Section 1.7(b), into the right to receive the following consideration, without interest:

(i) for each Target Warrant with respect to which a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II or with respect to which the Exchange Agent has made an allocation of the right to receive Buyer Common Stock under Section 1.7(b), that fraction of a fully paid and nonassessable share of Buyer Common Stock equal to the Warrant Exchange Ratio (the “Warrant Stock Consideration”) (collectively, the “Stock Election Warrants”); the “Warrant Exchange Ratio” shall equal 0.24755;

(ii) for each Target Warrant with respect to which a Cash Election has been effectively made and not revoked or deemed revoked pursuant to Article II, or with respect to which the Exchange Agent has made an allocation of the right to receive cash under Section 1.7(b), an amount in cash equal to $1.77 (the “Warrant Cash Consideration”) (collectively, the “Cash Election Warrants”); or

(iii) for each Target Warrant other than Target Warrants as to which a Cash Election or a Stock Election has been effectively made and not revoked or deemed revoked pursuant to Article II (collectively, the “Non-Election Warrants”), such Warrant Stock Consideration or Warrant Cash Consideration, each as is determined in accordance with Section 1.7(b); provided, that the total number of Target Warrants to be converted to the Warrant Cash Consideration (the “Warrant Cash Conversion Number”) shall be equal to the product of (x) 30% and (y) the number of Target Warrants issued and outstanding immediately before the Effective Time rounded down to the nearest whole Target Warrant.

(b) Proration. Within five business days after the Effective Time, Buyer shall cause the Exchange Agent to effect the allocation among the holders of Target Warrants of rights to receive Buyer Common Stock or cash in the Merger in accordance with the Election Forms as follows:

(i) Cash Oversubscribed. If the number of Cash Election Warrants exceeds the Warrant Cash Conversion Number (the amount by which the number of Cash Election Warrants exceeds the Warrant Cash Conversion Number being referred to herein as the “Warrant Cash Shortfall Number”), then:

(A) all Stock Election Warrants and Non-Election Warrants shall be converted into the right to receive the Warrant Stock Consideration, and

(B) each holder of Cash Election Warrants shall receive (1) the Warrant Stock Consideration in respect of the number of Cash Election Warrants held by such holder multiplied by a fraction, the numerator of which is the Warrant Cash Shortfall Number and the denominator of which is the total number of Cash Election Warrants and (2) the Warrant Cash Consideration in respect of the remaining number of such holder’s Cash Election Warrants.

(ii) Cash Undersubscribed. If the number of Cash Election Warrants is less than the Warrant Cash Conversion Number (the amount by which the number of the Cash Election Warrants is less than the Warrant Cash Conversion Number being referred to herein as the “Warrant Stock Shortfall Number”), then:

(A) all Cash Election Warrants shall be converted into the right to receive the Warrant Cash Consideration,

(B) if the Warrant Stock Shortfall Number is less than or equal to the number of Non-Election Warrants, all Stock Election Warrants shall be converted into the right to receive the Warrant Stock Consideration, and each holder of Non-Election Warrants shall receive (1) the Warrant Cash Consideration in respect of the number of Non-Election Warrants held by such holder multiplied by a fraction, the numerator of which is the Warrant Stock Shortfall Number and the denominator of which is the total number of Non-Election Warrants and (2) the Warrant Stock Consideration in respect of the remaining number of such holder’s Non-Election Warrants, or

(C) if the Warrant Stock Shortfall Number exceeds the number of Non-Election Warrants, then all Non-Election Warrants shall be converted into the right to receive the Warrant Cash Consideration, and each holder of Stock Election Warrants shall receive (1) the Warrant Cash Consideration in respect of the number of Stock Election Warrants held by such holder multiplied by a fraction, the numerator of which is the amount by which the Warrant Stock Shortfall Number exceeds the number of Non-Election Warrants and the denominator of which is the total number of Stock Election Warrants and (2) the Warrant Stock Consideration in respect of the remaining number of such holder’s Stock Election Warrants.

(iii) Cash Subscriptions Sufficient. If the number of Cash Election Warrants is equal to the Warrant Cash Conversion Number, then subparagraphs (a) and (b) above shall not apply and all Cash Election Warrants shall be converted into the right to receive the Warrant Cash Consideration and all Stock Election Warrants and Non-Election Warrants shall be converted into the right to receive the Warrant Stock Consideration.

1.8 Dividends. Notwithstanding any other provision to the contrary, if at any time after January 1, 2016 the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement, other than those conditions that by their nature are to be satisfied at the Closing, and the Closing does not occur within five business days thereafter, and a record date for any dividend or other distribution in respect of the Buyer Common Stock is taken after the end of such five-day period such that the shareholders of Target will not be entitled to participate in such dividend, each holder of Target Common Stock and/or Target Warrant that has made an election and is entitled to receive Buyer Common Stock under the terms hereof shall be entitled to receive, after the Effective Time and upon surrender of a Certificate or Target Warrant, as the case may be, and compliance with the other provisions of Article I and Article II, a payment equal to the difference between (i) the amount and kind of dividend or other distribution that such holder would have received had such holder been a holder of record of the shares of Buyer Common Stock issuable to such holder in the Merger on the record date for such dividend or other distribution and (ii) the amount and kind of dividend or other distribution, if any, that such holder actually received as a holder of record of the shares of Target Common Stock for such same fiscal quarter.

1.9 Articles of Incorporation of Buyer. At the Effective Time, the Buyer Articles shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Bylaws of Buyer. At the Effective Time, the Buyer Bylaws shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.11 Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.12 Bank Merger. As soon as practicable following the Effective Time, it is anticipated that Target Bank will merge with and into Buyer’s bank subsidiary (the “Bank Merger”) in accordance with the terms of the Agreement and Plan of Bank Merger, in the form attached as Exhibit A. Pursuant to the Bank Merger, the separate corporate existence of Target Bank shall cease and Buyer’s bank subsidiary shall be the surviving corporation and continue its corporate existence under the laws of the State of North Carolina.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Election Procedures. Each holder of record of shares of Target Common Stock (“Holder”) and each holder of record of a Target Warrant (“Warrant Holder”) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a) Each Holder may specify in a request made in accordance with the provisions of this Section 2.1 (each, an “Election”) (i) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Target Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b) Each Warrant Holder may specify in a request made in accordance with the provisions of this Section 2.1 (each, a “Warrant Election”) (i) the number of Target Warrants owned by such Warrant Holder with respect to which such Warrant Holder desires to make a Stock Election and (ii) the number of Target Warrants owned by such Warrant Holder with respect to which such Warrant Holder desires to make a Cash Election.

(c) Before the Effective Time, Buyer shall appoint American Stock Transfer & Trust Company, LLC, pursuant to an agreement (the “Exchange Agent Agreement”), to act as exchange agent (the “Exchange Agent”) hereunder. Buyer shall prepare an election form and other appropriate and customary transmittal materials, including a Letter of Transmittal and Surrender Instruction (each defined below), in a form reasonably acceptable to Target (the “Election Form”), which shall be mailed no more than 40 business days and no less than 20 business days before the anticipated Effective Time or on such earlier date as Target and Buyer shall mutually agree to each Holder and each Warrant Holder as of five business days before the date of such mailing. Each Election Form shall permit such Holder or Warrant Holder, as the case may be, subject to the allocation and election procedures set forth in this Section 2.1, to (i) elect to receive the Cash Consideration for all of the shares of Target Common Stock held by such Holder in accordance with Section 1.4(c) or, as applicable, elect to receive the Warrant Cash Consideration for all Target Warrants held by such Warrant Holder in accordance with Section 1.7(a), (ii) elect to receive the Stock Consideration for all of the shares of Target Common Stock held by such Holder, in accordance with Section 1.4(c) or, as applicable, elect to receive the Warrant Stock Consideration for all Target Warrants held by such Warrant Holder in accordance with Section 1.7(a), (iii) elect to receive the Stock Consideration for a part of such Holder’s Target Common Stock and the Cash Consideration for the remaining part of such Holder’s Target Common Stock in accordance with Section 1.4(c) or, as applicable, elect to receive the Warrant Stock Consideration for a part of such Warrant Holder’s Target Warrants and the Warrant Cash Consideration for the remaining part of such Warrant Holder’s Target Warrants in accordance with Section 1.7(a) or (iv) indicate that such Holder or Warrant Holder, as the case may be, has no preference as to the receipt of cash or Buyer Common Stock for such shares and/or Target Warrants (a “Non-Election”). A Holder who holds such shares, or Warrant Holder who holds such Target Warrants, as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided, that each such Election Form covers all of the shares of Target Common Stock and/or Target Warrants held by such Representative for a particular beneficial owner. Any shares of Target Common Stock with respect to which the Holder thereof, and any Target Warrants with respect to which the Warrant Holder thereof, has not, as of the Election Deadline, made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares and/or Non-Election Warrants, as applicable. As used in this Agreement, “Letter of Transmittal” means one or more letters of transmittal to the Exchange Agent, which shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and which shall specify that delivery of Certificate(s) and/or Target Warrants shall be effected, and risk of loss and title to Certificate(s) and/or Target Warrants shall pass, only upon delivery of such Certificate(s) and/or Target Warrants (or customary affidavits of loss in lieu of such Certificate(s) and/or Target Warrants and indemnification regarding the loss or destruction of such Certificate(s) and/or Target Warrants). As used in this Agreement, “Surrender Instructions” means instructions for use in surrendering Certificate(s) and/or Target Warrants (or customary affidavits of loss in lieu of such Certificates and/or Target Warrants and indemnification regarding the loss or destruction of such Certificates and/or Target Warrants) in exchange for the Merger Consideration and/or consideration for the Target Warrants, as applicable, and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3(g) upon surrender of such Certificate and any dividends or distributions to which the holder is entitled pursuant to Section 2.3(d).

(d) To be effective, a properly completed Election Form shall be submitted to the Exchange Agent no later than 5:00 p.m., Charlotte, North Carolina time, on the later of (i) the date of the Target Shareholder Meeting or (ii) the date that Buyer and Target agree is as near as practicable to five business days before the anticipated Effective Time (or such other time and date as Buyer and Target may mutually agree as set forth in the Election Form) (the “Election Deadline”). Buyer shall use all reasonable efforts to make available as promptly as possible an Election Form to any Holder and any Warrant Holder who requests such Election Form following the initial mailing of the Election Forms and before the Election Deadline. Target shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An Election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. If a Holder or a Warrant Holder either (x) does not submit a properly completed Election Form in a timely fashion or (y) revokes its Election Form before the Election Deadline (without later submitting a properly completed Election Form before the Election Deadline), the shares of Target Common Stock held by such Holder and/or Target Warrants held by such Warrant Holder shall be designated as Non-Election Shares and Non-Election Warrants, respectively. Any Holder or Warrant Holder may revoke or change his or her Election or Warrant Election, as the case may be, by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or before the Election Deadline. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any Election, Warrant Election, modification or revocation is received and whether any such Election, Warrant Election, modification or revocation has been properly made.

2.2 Deposit of Merger Consideration. At or before the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent (a) certificates or evidence of Buyer shares in book-entry form representing the number of shares of Buyer Common Stock sufficient to deliver, and Buyer shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration and Warrant Stock Consideration, and (b) immediately available funds equal to the aggregate Cash Consideration and Warrant Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(g)) (collectively, the “Exchange Fund”) and Buyer shall instruct the Exchange Agent to timely pay the Cash Consideration and Warrant Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

2.3 Delivery of Merger Consideration.

(a) As soon as reasonably practicable and in no event more than five business days after the date the Exchange Agent has effected the allocation of Merger Consideration and consideration for the Target Warrants pursuant to Sections 1.5 and 1.7(b), the Exchange Agent shall mail a Letter of Transmittal and Surrender Instructions to each holder of record of Certificate(s) and/or Target Warrants that immediately before the Effective Time represented either (i) outstanding shares of Target Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.4 and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor pursuant to Section 2.3(g) or (ii) outstanding Target Warrants that were converted into the right to receive either the Warrant Cash Consideration or Warrant Stock Consideration pursuant to Section 1.7; provided, however, that the foregoing shall not apply with respect to any holder of record of Certificate(s) and/or Warrant Holders who, before the Election Deadline, surrendered to the Exchange Agent such Certificate(s) or Target Warrants, as applicable, accompanied by a properly completed Letter of Transmittal.

(b) Upon surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, a holder of Target Common Stock will be entitled to receive promptly after the

Effective Time the Merger Consideration (with the aggregate Cash Consideration paid to each such holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the shares of Target Common Stock represented by its Certificate or Certificates. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c) Upon surrender to the Exchange Agent of its Target Warrants, accompanied by a properly completed Letter of Transmittal, a Warrant Holder will be entitled to receive promptly after the Effective Time the consideration for the Target Warrants (with the aggregate Warrant Cash Consideration paid to each such Warrant Holder rounded to the nearest whole cent) and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor (with such cash rounded to the nearest whole cent) in respect of the Target Warrants. Until so surrendered, each such Target Warrant shall represent after the Effective Time, for all purposes, only the right to receive the consideration for the Target Warrants and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor upon surrender of such Target Warrant in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(d) No dividends or other distributions, if any, payable with respect to Buyer Common Stock shall be paid to the holder of any unsurrendered Certificate or Target Warrant with respect to the shares of Buyer Common Stock represented thereby, in each case until the surrender of such Certificate or Target Warrant in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate or Target Warrant in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions, if any, with a record date after the Effective Time theretofore payable with respect to the whole shares of Buyer Common Stock represented by such Certificate or Target Warrant and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, payable with respect to shares of Buyer Common Stock represented by such Certificate or Target Warrant with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Buyer Common Stock issuable with respect to such Certificate or Target Warrant.

(e) In the event of a transfer of ownership of a Certificate representing Target Common Stock or Target Warrant that is not registered in the stock transfer records of Target, the proper amount of cash and/or shares of Buyer Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate or Target Warrant so surrendered is registered if the Certificate formerly representing such Target Common Stock or Target Warrant shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or Target Warrant or establish to the satisfaction of Buyer that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Buyer) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration or Warrant Cash Consideration, as applicable, and any cash in lieu of fractional shares of Buyer Common Stock otherwise payable pursuant to this Agreement to any holder of Target Common Stock or Target Warrants such amounts as the Exchange Agent or Buyer, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Buyer, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Target Common Stock or Warrant Holder in respect of whom such deduction and withholding was made by the Exchange Agent or Buyer, as the case may be.

(f) After the Effective Time, there shall be no transfers on the stock transfer books of Target of the shares of Target Common Stock that were issued and outstanding immediately before the Effective Time other than to settle transfers of Target Common Stock that occurred before the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Buyer Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article II.

(g) Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Buyer Common Stock shall be issued upon the surrender of Certificates or Target Warrants for exchange, no dividend or distribution with respect to Buyer Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Buyer. In lieu of the issuance of any such fractional share, Buyer shall pay to each former shareholder of Target or Warrant Holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Per Share Amount by (ii) the fraction of a share (after taking into account all shares of Target Common Stock held by such holder at the Effective Time or issuable to such holder upon the exercise of such holder’s Target Warrants immediately before the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Buyer Common Stock to which such holder would otherwise be entitled to receive pursuant to Sections 1.4 or 1.7.

(h) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Target or Warrant Holders as of the first anniversary of the Effective Time shall be paid to Buyer; provided, however, that Buyer shall comply with any applicable state escheat laws related to any such unclaimed portion of the Exchange Fund. In such event, any former shareholders of Target or Warrant Holders who have not theretofore complied with this Article II shall thereafter look only to Buyer with respect to the Merger Consideration or consideration for the Target Warrants, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Buyer Common Stock deliverable in respect of each share of Target Common Stock such shareholder holds or Target Warrant such Warrant Holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Buyer, Target, the Exchange Agent or any other person shall be liable to any former holder of shares of Target Common Stock or Target Warrants for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(i) If any Certificate or Target Warrant has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate or Target Warrant to be lost, stolen or destroyed and, if reasonably required by Buyer or the Exchange Agent, the posting by such person of a bond in such amount as Buyer may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate or Target Warrant, as applicable, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate or Target Warrant the Merger Consideration or consideration for the Target Warrants, as applicable, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF TARGET

Except as disclosed in the disclosure schedule (the “Target Disclosure Schedule”) delivered by Target to Buyer before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of Target’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect on Target and (iii) for purposes of the Target Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule), Target hereby represents and warrants to Buyer as follows:

3.1 Corporate Organization.

(a) Target is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Virginia. Target has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Target is duly registered as a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”). True, complete and correct copies of the Articles of Incorporation of Target, as amended (the “Target Articles”), and the Bylaws of Target (the “Target Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Buyer. Target Bank (“Target Bank”) is a Virginia chartered commercial bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. The deposits of Target Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Target Bank is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein.

(c) Each of Target’s Subsidiaries (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The articles of incorporation, bylaws and similar governing documents of each Target Subsidiary, copies of which have previously been made available to Buyer, are true, complete and correct copies of such documents as of the date of this Agreement. As used in this Agreement, the word “Subsidiary”, when used with respect to either Party, means any bank, corporation, partnership, limited liability company, statutory trust or other organization, whether incorporated or unincorporated, that is consolidated with such Party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Target Subsidiary” and “Buyer Subsidiary” shall mean any direct or indirect Subsidiary of Target or Buyer, respectively.

3.2 Capitalization.

(a) The authorized capital stock of Target consists of 30,000,000 shares of Target Common Stock, of which, as of the date of this Agreement (the “Target Capitalization Date”), 12,923,392 shares were issued and outstanding, including shares of Target Restricted Stock, and 2,000,000 shares of preferred stock, $4.00 par value (the “Target Preferred Stock”), of which, as of the Target Capitalization Date, no shares were issued and outstanding. As of the Target Capitalization Date, no shares of Target Common Stock or Target Preferred Stock were reserved for issuance, except for 115,000 shares of Target Common Stock underlying options currently outstanding, 3,833,643 shares of Target Common Stock issuable upon the exercise of Target Warrants currently outstanding and 238,500 shares of Target Common Stock available in connection with future grants of stock options, in each case reserved for issuance pursuant to the Target Stock Plan. All of the issued and outstanding shares of Target Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, there are 7,667,286 Target Warrants outstanding, each permitting the holder thereof to purchase from Target and requiring Target to issue to such holder one-half share of Target Common Stock for an exercise price equal to $2.00 per whole share. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Target having the right to vote on any matters on which its shareholders may vote (“Voting Debt”) are issued or outstanding. As of the date of this Agreement, except pursuant to this Agreement and described in this section, including with respect to the Target Stock Plan as set forth herein, Target does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of, or the payment of any amount based on, any shares of Target Common Stock, Target Preferred Stock, Voting Debt or any other equity securities of Target or any securities representing the right to purchase or otherwise receive any shares of Target Common Stock, Target Preferred Stock, Voting Debt or other equity securities of Target. As of the date of this Agreement, and except as set forth in Section 3.2(a) of the Target Disclosure Schedule, there are no contractual obligations of Target or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Target or any equity security of Target or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Target or its Subsidiaries or (ii) pursuant to which Target or any of its Subsidiaries is or could be required to register shares of Target capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). Other than as set forth on Section 3.2(a) of the Target Disclosure Schedule, no options or other equity-based awards are outstanding as of the Target Capitalization Date. Except as set forth on Section 3.2(a) of the Target Disclosure Schedule, since December 31, 2014 through the date hereof, Target has not issued or repurchased any shares of Target Common Stock, Target Warrants, Voting Debt or other equity securities of Target.

(b) Section 3.2(b) of the Target Disclosure Schedule sets forth each Subsidiary of Target. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Target are owned by Target, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Target Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c) Section 3.2(c) of the Target Disclosure Schedule sets forth Target’s and its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any person other than a Subsidiary of Target, where such ownership interest is equal to or greater than five percent of the total ownership interest of such person.

(d) Section 3.2(d) of the Target Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) the number of shares of Target Common Stock issued under the Target Stock Plan, the number of shares of Target Common Stock subject to outstanding awards granted under the Target Stock Plan and the number of shares of Target Common Stock reserved for future issuance under the Target Stock Plan; (ii) all outstanding awards granted under the Target Stock Plan, indicating with respect to each such award the name of the holder thereof, the number of shares of Target Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule; and (iii) all outstanding warrants, indicating with respect to each such warrant the name of the holder thereof, the number and type of shares of Target Common Stock subject to such warrant and the exercise price thereof. Target has provided to Buyer complete and accurate copy of the Target Stock Plan and the forms of all award agreements related thereto and the forms of all warrants. No person holds any option to purchase Target Common Stock or has units or other awards outstanding under any stock-option or other equity-based plan, program or arrangement sponsored by Target or any of its Subsidiaries other than the Target Stock Plan.

(e) (i) Each Target Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, (ii) each grant of a Target Stock Option was duly authorized no later than the date on which the grant of such Target Stock Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Target Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant, if any, was duly executed and delivered, (iii) each such grant was made in accordance with the terms of the applicable Target Stock Plan and all other applicable laws, (iv) the per share exercise price of each Target Stock Option was not less than the fair market value of a share of Target Common Stock on the applicable Grant Date and (v) each such grant was properly accounted for in all material respects in accordance with GAAP in Target’s financial statements. All grants of Target Stock Options were registered under the Securities Act or qualified on the Grant Date for exemption from registration under the Securities Act and other applicable laws (including state “blue sky” laws).

3.3 Authority; No Violation.

(a) Target has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by more than two-thirds of the members of the Board of Directors of Target (the “Target Board”). The Target Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Target and its shareholders, has directed that the Merger, on substantially the terms and conditions set forth in this Agreement, be submitted to Target’s shareholders for consideration at a duly held meeting of such shareholders and has recommended that Target’s shareholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated hereby. Except for the approval of this Agreement by the affirmative vote of the holders of the majority of the outstanding shares of Target Common Stock entitled to vote at such meeting (the “Target Requisite Shareholder Approval”), no other corporate proceedings on the part of Target are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Target and (assuming due authorization, execution and delivery by Buyer) constitutes the valid and binding obligation of Target, enforceable against Target in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Target nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the terms or provisions of this Agreement, will (i) violate any provision of the Target Articles or the Target Bylaws or (ii) assuming that the Target Requisite Shareholder Approval and the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Target, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Target or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Target or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

3.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, receipt of approvals or no objections from, and the expiration of waiting periods required by, any agency or department of any federal or state government having supervisory jurisdiction over the Parties and the transactions contemplated by this Agreement, including the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the FDIC, the Bureau of Financial Institutions of the Virginia State Corporation Commission (the “VBFI”) and the Office of the Commissioner of Banks of the State of North Carolina, (b) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the Target

Shareholder Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (the “Proxy Statement”) and of a registration statement on Form S-4 registering the shares of Buyer Common Stock to be issued in the Merger (the “Form S-4”), in which the Proxy Statement will be included, and declaration of effectiveness of the Form S-4 under the Securities Act, (c) the filing of the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA and the Virginia Articles of Merger with the Virginia State Corporation Commission pursuant to the VSCA, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization (“SRO”), and the rules and regulations of The Nasdaq Global Market, or that are required under consumer finance, mortgage banking and other similar laws, and (e) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if any, no consents or approvals of or filings or registrations with any federal or state court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (each, a “Governmental Entity”) are necessary in connection with the consummation by Target of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Target of this Agreement.

3.5 Reports; Regulatory Matters.

(a) Target and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with (i) the Federal Reserve Board, (ii) the FDIC, (iii) the VBFI, (iv) any state insurance commission or other state regulatory authority, (v) any foreign regulatory authority, (vi) any SRO and (vii) the SEC (collectively, “Regulatory Agencies”) and with each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency or Governmental Entity, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Target and its Subsidiaries, no Regulatory Agency or Governmental Entity has initiated since January 1, 2012 or has pending any proceeding, enforcement action or, to the knowledge of Target, investigation into the business, disclosures or operations of Target or any of its Subsidiaries. Except as set forth on Section 3.5(a) of the Target Disclosure Schedule, since January 1, 2012, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Target, investigation into the business, disclosures or operations of Target or any of its Subsidiaries. Target and its Subsidiaries have complied in all material respects with, and there is no unresolved violation, criticism, comment or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Target or any of its Subsidiaries.

(b) Except as set forth on Section 3.5(b) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2012 a recipient of any supervisory letter from, or since January 1, 2012 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries (each item in this sentence, a “Target Regulatory Agreement”), nor has Target or any of its Subsidiaries been advised since January 1, 2012 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Target Regulatory Agreement. To the knowledge of Target, there has not been any event or occurrence since January 1, 2012 that would result in a determination that Target Bank is not “well capitalized” as a matter of U.S. federal banking law.

(c) Each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Target since January 1, 2012, pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and before the date of this Agreement (the “Target SEC Reports”), at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Target SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto. Target’s principal executive officer and principal financial officer have made the certifications required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations of the Exchange Act thereunder to the extent such rules or regulations applied at the time of filing. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Exchange Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Target nor any of its officers has received notice from any Regulatory Agency questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

3.6 Financial Statements.

(a) The financial statements of Target and its Subsidiaries included (or incorporated by reference) in the Target SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Target and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Target and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Target and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Cherry Bekaert LLP has served as independent registered public accountant for Target for all periods covered in the Target SEC Reports through March 29, 2015, and BDO USA LLP has served as independent registered public accountant for Target for all periods covered in the Target SEC Reports since March 30, 2015; neither firm has resigned or been dismissed as independent public accountants of Target as a result of or in connection with any disagreements with Target on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Target nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Target included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2014 or (iii) liabilities incurred since December 31, 2014 in connection with this Agreement and the transactions contemplated hereby.

(c) Since December 31, 2014, (i) through the date hereof, neither Target nor any of its Subsidiaries nor, to the knowledge of the officers of Target, any director, officer, employee, auditor, accountant or representative of Target or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Target or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Target or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Target or any of its Subsidiaries, whether or not employed by Target or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Target or any of its officers, directors, employees or agents to the Target Board or any committee thereof or to any director or officer of Target.

3.7 Broker’s Fees. Neither Target nor any Target Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 3.7 of the Target Disclosure Schedule and pursuant to letter agreements, true, complete and correct copies of which have been previously delivered to Buyer.

3.8 Absence of Certain Changes or Events.

(a) Except as set forth in the Target SEC Reports, since December 31, 2014, no event has occurred that has had or is reasonably likely to have, either individually or in the aggregate with all other events, a Material Adverse Effect on Target. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Buyer, Target or the Surviving Corporation, as the case may be, any fact, event, change, condition, development, circumstance or effect that, individually or in the aggregate, (i) is or would be reasonably likely to be material and adverse to the business, assets, liabilities, properties, results of operations, financial condition or management team of such Party and its Subsidiaries taken as a whole ( provided, however, that, with respect to this clause (i), a Material Adverse Effect shall not be deemed to include any adverse event, change or effect to the extent arising from (A) changes, after the date hereof, in GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies, generally, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to banks or savings associations and their holding companies, generally, or interpretations thereof by courts or Governmental Entities, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States, (C) changes, after the date hereof, in global or national political conditions (including the outbreak of war or acts of terrorism) or in general economic or market conditions affecting banks, savings associations or their holding companies generally, in each case except to the extent such Party is affected in a disproportionate manner as compared to other community banks in the southeastern United States or (D) the direct effects of negotiating, entering into and compliance with this Agreement on the operating performance of Target and its Subsidiaries) or (ii) materially impairs or would be reasonably likely to materially impair the ability of such Party to timely consummate the transactions contemplated by this Agreement.

(b) Since December 31, 2014 through and including the date of this Agreement, Target and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

(c) Except as set forth on Section 3.8(c) of the Target Disclosure Schedule, since December 31, 2014, neither Target nor any of its Subsidiaries has (i) except for (A) normal increases for employees (other than officers subject to the reporting requirements of Section 16(a) of the Exchange Act) made in the ordinary course of business consistent with past practice or (B) as required by applicable law or pre-existing contractual obligations, increased the wages, salaries, compensation, bonus opportunities (whether annual or long-term, or in the form of cash or property) pension, nonqualified deferred compensation or other fringe benefits or perquisites payable to any current, former or retired executive officer, employee, consultant, independent contractor, other service provider or director from the amount thereof in effect as of December 31, 2014, granted any severance, retirement or termination pay, entered into any contract to make or grant any severance, retirement or termination pay (in each case, except as required under the terms of agreements or severance plans listed on Section 3.11(a) of the Target Disclosure Schedule, as in effect as of the date hereof), or paid any bonus other than the customary year-end bonuses in amounts consistent with past practice, (ii) granted, amended, accelerated, modified or terminated any stock appreciation rights or options to purchase shares of Target Common Stock, any restricted, performance or fully vested shares of Target Common Stock, any phantom or restricted stock units, or any right to acquire any shares of its capital stock with respect to any current, former or retired executive officer, director, consultant, independent contractor or other service provider or employee, (iii) changed any accounting methods, principles or practices of Target or its Subsidiaries affecting its assets, liabilities or businesses, including any reserving, renewal or residual method, practice or policy, (iv) suffered any strike, work stoppage, slow-down or other labor disturbance, (v) adopted, amended, modified or terminated any Target Benefit Plan, except as required by applicable laws or (vi) hired, terminated, promoted or demoted any employee, consultant, independent contractor, executive officer, director or other service provider (other than in the ordinary course of business and consistent with past practice).

3.9 Legal Proceedings.

(a) Except as disclosed on Section 3.9(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Target’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Target or any of its Subsidiaries, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement, including the Bank Merger. None of the proceedings, claims, actions or governmental or regulatory investigations set forth on Section 3.9(a) of the Target Disclosure Schedule would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Target.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Target, any of its Subsidiaries or the assets of Target or any of its Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Each of Target and its Subsidiaries has (i) duly and timely filed (including all applicable extensions) all Tax Returns required to be filed by it on or before the date of this Agreement (all such Tax Returns being true, accurate and complete in all material respects), (ii) has timely paid all Taxes (whether or not shown on Tax Returns) or has made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities (including, if and to the extent applicable, those due in respect of its properties, income, business, capital stock, deposits, franchises, licenses, sales and payrolls) other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. Target and its Subsidiaries are not currently subject to examination or audit by the Internal Revenue Service (“IRS”). There are no material disputes pending, or claims asserted, for Taxes or assessments upon Target or any of its Subsidiaries for which Target does not have reserves that are adequate under GAAP. Neither Target nor any of its Subsidiaries is a party to or is bound by any Tax-sharing, -allocation or -indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Target and its Subsidiaries). Within the past five years, neither Target nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code. Neither Target nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481(a) of the Code, no such adjustment has been proposed by the IRS and no pending request for permission to change any accounting method has been submitted by Target or any of its Subsidiaries. Neither Target nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1). Neither Target nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(b) As used in this Agreement, the term “Tax” or “Taxes” means (i) all federal, state, local and foreign income, bank, estimated, excise, gross receipts, gross income, ad valorem, profits, gains, property, escheat, unclaimed property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup-withholding, value-added and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon and (ii) any liability for Taxes described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

(c) As used in this Agreement, the term “Tax Return” means a report, return or other information (including any amendments) required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes Target or any of its Subsidiaries.

3.11 Employee Matters.

(a) Section 3.11(a) of the Target Disclosure Schedule sets forth a true, complete and correct list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended and including the regulations promulgated thereunder (“ERISA”), whether or not written or unwritten, as well as each employee or director benefit or compensation plan, arrangement or agreement (whether written or unwritten) and each employment, consulting, bonus, supplemental income, collective-bargaining, incentive or deferred compensation, vacation, stock purchase, stock option or other equity-based, severance, termination, retention, change-in-control, profit-sharing, fringe benefit, workers’ compensation, voluntary employees’ beneficiary association, health, welfare, accident, sickness, death benefit, hospitalization, insurance, personnel policy, disability benefit or other similar plan, program, agreement, arrangement or commitment (whether written or unwritten) for the benefit of any current, former or retired employee, consultant, independent contractor, other service provider or director of Target or any of its ERISA Affiliates (as defined herein) entered into, maintained or contributed to by Target or any of its ERISA Affiliates or to which Target or any of its ERISA Affiliates is obligated to contribute (such plans, programs, agreements, arrangements and commitments, collectively, the “Target Benefit Plans”). For purposes of this Agreement, the term “ERISA Affiliate” means any entity that is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code) or (iv) a “controlled group” within the meaning of Section 4001 of ERISA, any of which includes Target or any of its Subsidiaries. No other Target Benefit Plan exists.

(b) With respect to each Target Benefit Plan, Target has made available to Buyer true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Target Benefit Plan or, with respect to any such plan that is not in writing, a written description thereof; (ii) the summary plan description; (iii) any related trust agreements, insurance contracts or documents of any other funding arrangements; (iv) all amendments, modifications or supplements to any such document; (v) the two most recent actuarial reports; (vi) the most recent determination letter from the IRS; (vii) the three most recent Forms 5500 required to have been filed with the IRS, including all schedules thereto; and (viii) any notices to or from the IRS or any office or representative of the Department of Labor or any other Governmental Entity relating to any compliance issues in respect of any such Target Benefit Plan. Section 3.11(b) of the Target Disclosure Schedule sets forth the accrued liability for each Target Benefit Plan.

(c) With respect to each Target Benefit Plan:

(i) each Target Benefit Plan is being and has been administered in all material respects in accordance with ERISA, the Code and all other applicable laws and in all material respects in accordance with its governing documents, and all material obligations, whether arising by operation of law or by contract, required to be performed with respect to each Target Benefit Plan have been timely performed, and there have been no material defaults, omissions or violations by any party with respect to any Target Benefit Plan, and each Target Benefit Plan;

(ii) each Target Benefit Plan that is intended to be “qualified” under Section 401 and/or 409 of the Code is so qualified and has received a favorable determination letter from the IRS to such effect and, to the knowledge of Target, no fact, circumstance or event has occurred since the date of such determination letter or exists that would reasonably be expected to adversely affect the qualified status of any such Target Benefit Plan;

(iii) either an application for a new determination letter was filed by the end of such Target Benefit Plan’s applicable remedial amendment cycle (as determined in accordance with applicable IRS guidance) or the deadline for filing such an application has not yet arrived and all requirements for relying on such extended filing date have been satisfied;

(iv) each Target Benefit Plan that is an “employee pension benefit plan” as defined in Section 3(2)(A) of ERISA and is not qualified under Code Section 401(a) is exempt from Part 2, 3 and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation or life insurance for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3) and 401(a)(1) of ERISA, and for each such plan Section 3.11(c)(iv) of the Target Disclosure Schedule contains (A) a list of assets that are maintained or used to informally fund such plan, (B) a summary of the liabilities of any accrued liability under such plan and (C) an analysis of the cash surrender value of the insurance funding such plan. Any trust agreement supporting such plan has been provided as described in Section 3.11(b)(iii);

(v) no claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Target’s or any ERISA Affiliate’s knowledge, is anticipated against any of the Target Benefit Plans (other than routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, Target (including any Subsidiary thereof), any ERISA Affiliate, any director, officer or employee thereof, or any of the assets of any trust of any of the Target Benefit Plans;

(vi) all contributions, premiums and other payments required to be made with respect to any Target Benefit Plan have been made on or before their due dates under applicable law and the terms of such Target Benefit Plan, and with respect to any such contributions, premiums or other payments required to be made with respect to any Target Benefit Plan that are not yet due, to the extent required by GAAP, adequate reserves are reflected on the consolidated balance sheet of Target included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (including any notes thereto) or liability therefor was incurred in the ordinary course of business consistent with past practice since December 31, 2014;

(vii) no Target Benefit Plan is under, and Target (including any Subsidiary or any ERISA Affiliate thereof) has not received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Entity and no such completed audit, if any, has resulted in the imposition of any Tax or penalty;

(viii) no Target Benefit Plan is a self-funded or self-insured arrangement, and, with respect to each Target Benefit Plan that is funded in whole or in part through an insurance policy, neither Target (including any Subsidiary thereof) nor any ERISA Affiliate has any liability in the nature of retroactive rate adjustment, loss-sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring on or before the date of this Agreement or is reasonably expected to have such liability with respect to periods through the Effective Time;

(ix) all reports and disclosures relating to each Target Benefit Plan required to be filed with or furnished to Governmental Entities (including the IRS, Pension Benefit Guaranty Corporation and the Department of Labor), Target Benefit Plan participants or beneficiaries have been filed or furnished in all material respects in a timely manner in accordance with applicable law;

(x) neither the execution, delivery or performance of this Agreement by Target nor the consummation of the transactions contemplated hereby (either alone or in connection with any other event) will (A) require Target to make a larger contribution to, or pay greater benefits or provide other rights under, any Target Benefit Plan than it otherwise would, whether or not some other subsequent action or event would be required to cause such payment or provision to be triggered, (B) create or give rise to any additional vested rights or service credits under any Target Benefit Plan or (C) conflict with the terms of any Target Benefit Plan;

(xi) all obligations of Target, each Subsidiary and ERISA Affiliate and each fiduciary under each Target Benefit Plan, whether arising by operation of law or by contract, required to be performed under Section 4980B of the Code, as amended, and Sections 601 through 609 of ERISA, or similar state law (“COBRA”), including such obligations that may arise by virtue of the transactions contemplated by this Agreement, have been or will be timely performed in all material respects;

(xii) to the knowledge of Target, Target and each Subsidiary and ERISA Affiliate, as applicable, has maintained in all material respects all employee data necessary to administer each Target Benefit Plan, including all data required to be maintained under Section 107 of ERISA, and such data are true and correct and are maintained in usable form; and

(xiii) the Target Benefit Plan does not provide for any gross-up payment associated with any Taxes.

(d) No Target Benefit Plan is subject to Section 412 of the Code or Section 302 or Title IV of ERISA or is a multiemployer plan or multiple employer plan within the meaning of Sections 4001(a)(3) or 4063/4064 of ERISA, respectively and neither Target nor any of its Subsidiaries or ERISA Affiliates has ever maintained, contributed to, sponsored or had an obligation to contribute to any such plan. Neither Target nor any of its Subsidiaries or ERISA Affiliates has incurred, either directly or indirectly (including as a result of any indemnification or joint and several liability obligation), any liability pursuant to Title I or IV of ERISA or the penalty tax, excise tax or joint and several liability provisions of the Code relating to employee benefit plans, in each case, with respect to the Target Benefit Plans and no event, transaction or condition has occurred or exists that could reasonably be expected to result in any such liability to Target or any of its Subsidiaries or ERISA Affiliates.

(e) Except as disclosed on Section 3.11(e) of the Target Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event, (i) result in any payment or benefit becoming due or payable, or required to be provided, to any current, former or retired director, executive officer, employee, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (iv) result in any amount failing to be deductible by reason of Section 280G of the Code or be subject to the sanctions imposed under Section 4999 of the Code.

(f) Except as disclosed in Section 3.11(f) of the Target Disclosure Schedule, neither Target, any other “disqualified person” (as defined in Section 4975 of the Code), any “party-in-interest” (as defined in Section 3(14) of ERISA) and, to the knowledge of Target, any trustee or administrator of any Target Benefit Plan, has engaged in a nonexempt “prohibited transaction,” as defined in Section 4975 of the Code and Section 406 of ERISA, in each case, such as could reasonably be expected to give rise to any tax or penalty under Section 4975 of the Code or Section 406 of ERISA. All “fiduciaries,” as defined in Section 3(21) of ERISA, with respect to the Target Benefit Plans have complied in all respects with the requirements of Section 404 of ERISA. Target and its ERISA Affiliates have in effect fiduciary liability insurance covering each fiduciary of the Target Benefit Plans.

(g) No payment made or to be made in respect of any employee or former employee of Target or any of its Subsidiaries would reasonably be expected to be nondeductible by reason of Section 162(m) of the Code.

(h) With respect to Target and each of its Subsidiaries:

(i) Neither Target nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Target or any of its Subsidiaries. There are no labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the knowledge of Target, threatened and neither Target nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage within the past three years.

(ii) Neither Target nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree or conciliation agreement with, or citation, injunction or order by, any Governmental Entity relating to employees or employment practices.

(iii) Each of Target and its Subsidiaries are, and since January 1, 2012 have been, in compliance in all material respects with all applicable laws, statutes, orders, rules, regulations, policies or guidelines of any Governmental Entity relating to labor, employment, wages, overtime pay, employee classification, immigration, nondiscrimination, affirmative action, plant closings, mass layoffs, termination of employment or similar matters and have not engaged in any unfair labor practices or other prohibited practices related to employees.

(iv) Neither Target nor any of its Subsidiaries has any workers’ compensation liability, experience or matter outside the ordinary course of business.

(v) To the knowledge of Target, no executive of Target or any of its Subsidiaries: (A) has any present intention to terminate his or her employment or (B) is a party to any noncompetition, noninterference, confidentiality, proprietary rights or other such agreement with a third party that would, if complied with, materially interfere with the performance of such executive’s current duties.

(vi) Section 3.11(h)(vi) of the Target Disclosure Schedule contains a true, complete and correct list of the following information for each employee of Target and each of its Subsidiaries: name; employing entity; job title; primary work location; current compensation rate; target or expected bonus; perquisites; and Target’s or its Subsidiary’s classification of such employee as exempt or not exempt from applicable minimum wage and overtime laws.

(i) Section 3.11(i) of the Target Disclosure Schedule sets forth a true, complete and correct list of all noncompetition, nonsolicitation, noninterference, nondisclosure and similar agreements between Target or its Subsidiaries and any of their employees, directors or independent contractors (including, for this purpose, any former employees, directors or independent contractors to the extent such agreements are currently in effect), copies of which have been made available to Buyer. Each of the agreements set forth on Section 3.11(i) of the Target Disclosure Schedule is valid and binding and in full force and effect.

(j) Except as disclosed in Section 3.11(j) of the Target Disclosure Schedule (which shall contain the actuarial present value of all such benefits other than health benefits, with respect to which current payment amounts and duration of payment obligation are provided), neither Target nor its Subsidiaries (i) provides health or welfare benefits for any retired or former employee or (ii) is obligated to provide health or welfare benefits to any active employees after their retirement or other termination of service, unless required to do so under COBRA.

(k) Neither Target nor any of its Subsidiaries or ERISA Affiliates maintains any employee benefit plan or arrangement that is governed by the laws of any government outside of the United States.

(l) Any individual who performs services for Target or any of Target’s Subsidiaries and who is not treated as an employee for federal income tax purposes by Target or any of Target’s Subsidiaries is not an employee under applicable law or for any purpose including for tax withholding purposes or Target Benefit Plan purposes.

(m) Except as disclosed in Section 3.11(m) of the Target Disclosure Schedule, (i) Each Target Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), including each award thereunder, has been operated since January 1, 2005 in good faith compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations and other official guidance issued thereunder (collectively, “Section 409A”) and has been since January 1, 2009, in documentary compliance with the applicable provisions of Section 409A; (ii) neither Target nor any of its Subsidiaries (1) have been required to report to any government entity or authority any corrections made or Taxes due as a result of a failure to comply with Section 409A and (2) have any indemnity or gross-up obligation for any Taxes or interest imposed or accelerated under Section 409A; (iii) nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual having rights under any such Target Benefit Plan to accelerated Tax as a result of Section 409A or a Tax imposed under Section 409A; and (iv) for any Target Benefit Plan that is not intended to be subject to Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations 1.409A-1(a)(2) through 1.409A-1(a)(5), or due to the application of Treasury Regulations Section 1.409A-1(b), all the conditions required to retain such treatment remain in effect and are not reasonably expected to change so as to subject such Target Benefit Plan to Section 409A.

(n) Neither Target or any of Target’s Subsidiaries nor any of their ERISA Affiliates, any officer or, to Target’s knowledge, employee thereof has made any written, or to Target’s knowledge, oral, promises or commitments to any employee, director, officer or other service provider, whether legally binding or not, to create any additional plan, agreement or arrangement, or to modify or change in any material way any existing Target Benefit Plan. No event, condition or circumstance exists that would prevent the amendment or termination of any Target Benefit Plan other than the satisfaction of any applicable legal requirements, including the giving of notice, and any such termination would not result in any cost or other liability.

(o) Target has complied in all material respects with all applicable requirements of the Patient Protection and Affordable Care Act and the generally applicable final, interim final or temporary guidance issued by U.S. Governmental Entities thereunder and no event, circumstance, failure or omission has occurred that could give rise to the imposition of Taxes under Section 4980H of the Code.

3.12 Compliance with Applicable Law.

(a) Target and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Target or any of its Subsidiaries. Other than as required by (and in conformity with) law, neither Target nor any Target Subsidiary acts as a fiduciary for any person, or administers any account for which it acts as a fiduciary, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

(b) Since January 1, 2010, Target has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Capital Market. Section 3.12(b) of the Target Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Target or entities controlled by officers and directors of Target who have outstanding loans from Target or its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the three years immediately preceding the date hereof.

3.13 Certain Contracts.

(a) Except as disclosed on Section 3.13(a) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers, employees, consultants, independent contractors or other service providers other than in the ordinary course of business consistent with past practice, (ii) that, upon execution of this Agreement or consummation or shareholder approval of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due from Buyer, Target, the Surviving Corporation, or any of their respective Subsidiaries to any current, former or retired officer, employee, director, consultant, independent contractor or other service provider of Target or any Subsidiary thereof, (iii) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement that has not been filed or incorporated by reference in the Target SEC Reports filed before the date hereof, (iv) that materially restricts the conduct of any line of business by Target or, to the knowledge of Target, upon consummation of the Merger will materially restrict the ability of the Surviving Corporation to engage in any line of business in which a bank holding company may lawfully engage, (v) with or to a labor union or guild (including any collective bargaining agreement) or (vi) as to any stock option plan, stock appreciation rights plan, restricted stock plan, performance stock, phantom or restricted stock units, stock purchase plan, employee stock ownership plan or benefits plan in which any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the execution of this Agreement, the occurrence of any shareholder approval or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of or affected by any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) , whether or not set forth in the Target Disclosure Schedule, is referred to as a “Target Contract,” and neither Target nor any of its Subsidiaries knows of, or has received notice of, any material violation of any Target Contract by any of the other parties thereto.

(b) (i) Each Target Contract is valid and binding on Target or its applicable Subsidiary and is in full force and effect, (ii) Target and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Target Contract and (iii) no event or condition exists that constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Target or any of its Subsidiaries under any such Target Contract.

3.14 Risk Management Instruments.

(a) “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or nonfinancial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

(b) All Derivative Transactions, whether entered into for the account of Target or any of its Subsidiaries or for the account of a customer of Target or any of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable laws, rules, regulations and policies of any Regulatory Authority and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Target and its Subsidiaries, and with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. All of such Derivative Transactions are legal, valid and binding obligations of Target or one of its Subsidiaries enforceable against it in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity), and are in full force and effect. Target and its Subsidiaries have duly performed their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued and, to Target’s knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.15 Investment Securities and Commodities.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on Target, each of Target and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Target or its Subsidiaries. Such securities and commodities are valued on the books of Target in accordance with GAAP in all material respects.

(b) Target and its Subsidiaries and their respective businesses employ and have acted in compliance in all material respects with investment, securities, commodities, risk management and other policies, practices and procedures (the “Policies, Practices and Procedures”) that Target believes are prudent and reasonable in the context of such businesses. Before the date hereof, Target has made available to Buyer in writing the material Policies, Practices and Procedures.

3.16 Loan Portfolio.

(a) Section 3.16(a) of the Target Disclosure Schedule sets forth, as of June 30, 2015 (i) the aggregate outstanding principal amount of all loan agreements, notes or borrowing arrangements (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) payable to Target or its Subsidiaries (collectively, “Loans”), other than “nonaccrual” Loans, (ii) the aggregate outstanding principal amount of all “nonaccrual” Loans, (iii) a summary of all Loans designated as of such date by Target as “Special Mention”, “Substandard”, “Doubtful”, “Loss” or words of similar import by category of Loan ( e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and the amount of specific reserves with respect to each such category of Loans and (iv) each asset of Target or any of its Subsidiaries that is classified as “Other Real Estate Owned” and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests that have been perfected, (iii) where required by applicable law, has been based on an appraisal that has been provided to Buyer and (iv) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and subject to general principles of equity). All Loans originated by Target or its Subsidiaries, and all such Loans purchased by Target or its Subsidiaries, were made or purchased in accordance with customary lending standards. All such Loans (and any related guarantees) and payments due thereunder are, and at the Effective Time will be, free and clear of any Lien, except to the extent such loans are pledged in the ordinary course of business to secure obligations of Target or its Subsidiaries, and Target or its Subsidiaries have complied in all material respects, and at the Effective Time will have complied in all material respects, with all laws and regulations relating to such Loans.

(c) Except as disclosed in the Target SEC Reports, since December 31, 2014, none of Target’s bank Subsidiaries has incurred any unusual or extraordinary loan losses that are material to Target and its Subsidiaries on a consolidated basis; to Target’s knowledge and in light of each of the Target Subsidiaries’ historical loan loss experience and its management’s analysis of the quality and performance of its loan portfolio, the reserves for loan losses shown on the financial statements included in the Target SEC Reports were, on the respective filing dates, adequate in all respects under the requirements of GAAP and applicable regulatory accounting practices, in each case consistently applied, to provide for probable loan losses as of such filing date, and were in accordance with the safety and soundness standards administered by, and the practices, procedures, requests and requirements of, the applicable Regulatory Agency.

3.17 Property. Target or one of its Subsidiaries (a) has fee simple title to all the properties and assets reflected in the latest audited balance sheet included in such Target SEC Reports as being owned by Target or one of its Subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Owned Properties”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property taxes not yet delinquent, (iii) easements, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by Target on the date hereof or otherwise materially impair business operations at such properties, as conducted by Target on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used by Target on the date hereof (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such Target SEC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Leased Properties” and, collectively with the Owned Properties, the “Real Property”), free and clear of all Liens of any nature whatsoever encumbering Target’s or its Subsidiaries’ leasehold estate, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Target or one of its Subsidiaries or, to Target’s knowledge, the lessor. The Real Property is in material compliance with all applicable zoning laws and building codes, and the buildings and improvements located on the Real Property are in good operating condition and in a state of good working order, ordinary wear and tear and casualty excepted. There are no pending or, to the knowledge of Target, threatened condemnation proceedings against the Real Property (except with respect to properties that have been obtained through foreclosure or by deed-in-lieu of foreclosure). Target and its Subsidiaries are in material compliance with all applicable health and safety related requirements for the Real Property (except with respect to properties that have been obtained through foreclosure or by deed-in-lieu of foreclosure), including those under the Americans with Disabilities Act of 1990 and the Occupational Health and Safety Act of 1970.

Target currently maintains insurance on all its property, including the Real Property, in amounts, scope and coverage reasonably necessary for its operations. Target has not received any notice of termination, nonrenewal or premium adjustment for such policies.

3.18 Intellectual Property. Target and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted. The use of any Intellectual Property by Target and its Subsidiaries does not, to the knowledge of Target, infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Target or any Subsidiary acquired the right to use any Intellectual Property. To Target’s knowledge, no person is challenging, infringing on or otherwise violating any right of Target or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Target or its Subsidiaries. Neither Target nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Target and its Subsidiaries and, to Target’s knowledge, no Intellectual Property owned and/or licensed by Target or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.19 Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, orders, assessments (including penalty assessments) or notices of any kind with respect to any environmental, health or safety matters or any private or governmental environmental, health or safety investigations or remediation activities of any nature seeking to impose, or that are reasonably likely to result in, any liability or obligation of Target or any of its Subsidiaries arising under common law or under any local, state or federal environmental, health or safety statute, regulation or ordinance, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to Target’s knowledge, threatened against Target or any of its Subsidiaries. To the knowledge of Target, there is no reasonable basis for, or circumstances that are reasonably likely to give rise to, any such proceeding, claim, action, investigation or remediation by any Governmental Entity or any third party that would give rise to any liability or obligation on the part of Target or any of its Subsidiaries. Neither Target nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Entity or third party imposing any liability or obligation with respect to any of the foregoing.

3.20 Leases. Section 3.20 of the Target Disclosure Schedule sets forth (a) a list of each personal property lease involving annual payments in excess of $50,000 to which Target or any Subsidiary is a party and (b) a list of each parcel of real property leased by Target or any of its Subsidiaries together with the current annual rent (each, a “Property Lease”). Each Property Lease is valid and binding on Target or its applicable Subsidiary and is in full force and effect. Target and each of its Subsidiaries has performed, in all material respects, all obligations required to be performed by it to date under each Property Lease. Neither Target nor any of its Subsidiaries is in material default under any Property Lease.

3.21 Securitizations. Target is not a party to any agreement securitizing any of its assets.

3.22 State Takeover Laws. The Target Board has rendered inapplicable to this Agreement and the transactions contemplated hereby any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law.

3.23 Reorganization; Approvals. As of the date of this Agreement, Target (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.24 Opinion. Before the execution of this Agreement, the Target Board has received an opinion from BSP Securities, LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to the shareholders of Target from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Target Information. The information relating to Target and its Subsidiaries that is provided by Target or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Target will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed in the disclosure schedule (the “Buyer Disclosure Schedule”) delivered by Buyer to Target before the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Buyer’s covenants contained herein; provided, however, that notwithstanding anything in this Agreement to the contrary, (i) no such item is required to be set forth in such schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 9.2, (ii) the mere inclusion of an item in such schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such time has had or would be reasonably likely to have a Material Adverse Effect on Buyer and (iii) for purposes of the Buyer Disclosure Schedule, any item disclosed on any schedule therein is deemed to be fully disclosed with respect to all schedules under which such item may be relevant as and to the extent that it is reasonably clear on the face of such schedule that such item applies to such other schedule), Buyer hereby represents and warrants to Target as follows:

4.1 Corporate Organization.

(a) Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of the State of North Carolina. Buyer has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary.

(b) Buyer is duly registered as a bank holding company under the BHC Act. True, complete and correct copies of the Articles of Incorporation, as amended (the “Buyer Articles”), and Bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Target.

(c) Each Buyer Subsidiary (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate power or other power and authority to own or lease its properties and assets and to carry on its business as now conducted. The deposits of Buyer’s bank Subsidiary are insured by FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. Buyer’s bank Subsidiary is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein.

4.2 Capitalization.

(a) The authorized capital stock of Buyer consists of 200,000,000 shares of Buyer Common Stock, of which, as of September 28, 2015 (the “Buyer Capitalization Date”), 44,910,447 shares were issued and outstanding (of which 419,777 shares are unvested, nonperformance-based restricted stock and 554,400 shares are unvested performance-based restricted stock), and 5,000,000 shares of preferred stock, no par value (the “Buyer Preferred Stock”), of which, as of the Buyer Capitalization Date, no shares were issued and outstanding. As of the Buyer Capitalization Date, no shares of Buyer Common Stock or Buyer Preferred Stock were reserved for issuance, except for 2,092,800 shares of Buyer Common Stock underlying options currently outstanding and 639,237 shares of Buyer Common Stock available in connection with future grants of stock options, restricted stock and other equity-based awards, in each case reserved for issuance pursuant to employee and director stock plans of Buyer in effect as of the date of this Agreement (the “Buyer Stock Plans”). All of the issued and outstanding shares of Buyer Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, no Voting Debt of Buyer is issued or outstanding. As of the Buyer Capitalization Date, except pursuant to this Agreement and the Buyer Stock Plans, Buyer does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Buyer

Common Stock, Buyer Preferred Stock, Voting Debt of Buyer or any other equity securities of Buyer or any securities representing the right to purchase or otherwise receive any shares of Buyer Common Stock, Buyer Preferred Stock, Voting Debt of Buyer or other equity securities of Buyer. The shares of Buyer Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Section 4.2(b) of the Buyer Disclosure Schedule sets forth each Subsidiary of Buyer. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Buyer are owned by Buyer, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such Buyer Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Buyer has requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Buyer (the “Buyer Board”). The Buyer Board has determined that the Merger, on substantially the terms and conditions set forth in this Agreement, is advisable and in the best interests of Buyer and its shareholders. No other corporate proceedings on the part of Buyer are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by Target) constitutes the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally or by 12 U.S.C. Section 1818(b)(6)(D) (or any successor statute) and any bank regulatory powers and subject to general principles of equity).

(b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the terms or provisions of this Agreement, will (i) violate any provision of the Buyer Articles or the Buyer Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or Injunction applicable to Buyer, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound.

4.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, receipt of approvals or no objections from, and the expiration of waiting periods required by, any agency or department of any federal or state government having supervisory jurisdiction over the Parties and the transactions contemplated by this Agreement, including the Federal Reserve Board, the FDIC, the VBFI and the Office of the Commissioner of Banks of the State of North Carolina, (b) the filing with the SEC and declaration of effectiveness of the Form S-4, (c) the filing of the North Carolina Articles of Merger with the North Carolina Secretary of State pursuant to the NCBCA and the Virginia Articles of Merger with the Virginia State Corporation Commission pursuant to the VSCA, (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the applicable provisions of federal and state securities laws relating to the regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable SRO, and the rules and regulations of The Nasdaq Global Market, or that are required under consumer finance, mortgage banking and other similar laws, (e) notices or filings under the HSR Act, if any, and (f) such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement and approval of listing of such Buyer Common Stock on The Nasdaq Global Market, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the consummation by Buyer of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by Buyer of this Agreement.

4.5 Reports; Regulatory Matters.

(a) Except as set forth on Section 4.5 (a) of the Buyer Disclosure Schedule, Buyer and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2012 with the Regulatory Agencies and each other applicable Governmental Entity, and all other reports and statements required to be filed by them since January 1, 2012, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, foreign entity or Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency or Governmental Entity in the ordinary course of the business of Buyer and its Subsidiaries, or as disclosed in the Buyer SEC Reports, no Regulatory Agency or Governmental Entity has initiated since January 1, 2012 or has pending any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries. Except as set forth on Section 4.5(a) of the Buyer Disclosure Schedule, since January 1, 2012, no Regulatory Agency or Governmental Entity has resolved any proceeding, enforcement action or, to the knowledge of Buyer, investigation into the business, disclosures or operations of Buyer or any of its Subsidiaries. Buyer and its Subsidiaries have complied in all material respects with, and there is no unresolved violation, criticism or exception by any Regulatory Agency or Governmental Entity with respect to, any report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries.

(b) Except as set forth on Section 4.5(b) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been since January 1, 2012 a recipient of any supervisory letter from, or has been ordered to pay any civil money penalty by, or since January 1, 2012 has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries (each, a “Buyer Regulatory Agreement”), nor has Buyer or any of its Subsidiaries been advised since January 1, 2012 by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Buyer Regulatory Agreement. To the knowledge of Buyer, there has not been any event or occurrence since January 1, 2012 that would result in a determination that Buyer’s bank Subsidiary is not “well capitalized” as a matter of U.S. federal banking law.

(c) Each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC or FDIC by Buyer or its Subsidiaries, as applicable, pursuant to the Securities Act or the Exchange Act and before the date of this Agreement (the “Buyer SEC Reports”), at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Buyer SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto. Buyer’s principal executive officer and principal financial officer have made the certifications required under Section 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the Exchange Act thereunder to the extent such rules or regulations applied at the time of filing. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Exchange Act. Such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither Buyer nor any of its officers has received notice from any Regulatory Agency questioning or challenging the accuracy, completeness, content, form or manner of filing or submission of such certifications.

4.6 Financial Statements.

(a) The financial statements of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable, included (or incorporated by reference) in the Buyer SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Buyer and its Subsidiaries or Buyer’s bank Subsidiary, as applicable; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Buyer and its Subsidiaries, or Buyer’s bank Subsidiary, as applicable, for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC or the FDIC, as applicable, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC or the FDIC, as applicable, with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Buyer and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and reflect only actual transactions. Dixon Hughes Goodman LLP has served as independent registered public accountant for Buyer or its bank Subsidiary, as applicable, for all periods covered in the Buyer SEC Reports; such firm has not resigned or been dismissed as independent public accountants of Buyer as a result of or in connection with any disagreements with Buyer or its bank Subsidiary, as applicable, on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Neither Buyer nor any of its Subsidiaries has any material liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Buyer included in its Annual Report on Form 10-K for the year ended December 31, 2014 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2014 or (iii) liabilities incurred since December 31, 2014 in connection with this Agreement and the transactions contemplated hereby.

(c) Since December 31, 2014, (i) through the date hereof, neither Buyer nor any of its Subsidiaries nor, to the knowledge of the officers of Buyer, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Buyer or any of its Subsidiaries, whether or not employed by Buyer or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Buyer or any of its officers, directors, employees or agents to the Board of Directors of Buyer or any committee thereof or to any director or officer of Buyer.

4.7 Broker’s Fees. Neither Buyer nor any Buyer Subsidiary nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Section 4.7 of the Buyer Disclosure Schedule.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2014, no event or events have occurred that have had or are reasonably likely to have a Material Adverse Effect on Buyer.

(b) Since December 31, 2014 through and including the date of this Agreement, Buyer and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with their past practice.

4.9 Legal Proceedings.

(a) Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to the best of Buyer’s knowledge, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature against Buyer or any of its Subsidiaries, or otherwise challenging the validity or propriety of the transactions contemplated by this Agreement, including the Bank Merger.

(b) There is no Injunction, judgment or regulatory restriction (other than those of general application that apply to similarly situated bank holding companies or their Subsidiaries) imposed upon Buyer, any of its Subsidiaries or the assets of Buyer or any of its Subsidiaries.

4.10 Taxes and Tax Returns. Each of Buyer and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns required to be filed by it on or before the date of this Agreement (all such returns being accurate and complete in all material respects), has paid all Taxes shown thereon as arising and has duly paid or made provision for the payment of all material Taxes that have been incurred or are due or claimed to be due from it by federal, state, foreign or local taxing authorities other than Taxes that are not yet delinquent or are being contested in good faith, have not been finally determined and have been adequately reserved against. There are no material disputes pending, or claims asserted, for Taxes or assessments upon Buyer or any of its Subsidiaries for which Buyer does not have reserves that are adequate under GAAP.

4.11 Compliance with Applicable Law.

(a) Buyer and each of its Subsidiaries hold all material licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any material respect under any, applicable law, statute, order, rule, regulation, policy or guideline of any Governmental Entity relating to Buyer or any of its Subsidiaries.

(b) Since January 1, 2010, to the extent required by applicable law, Buyer or its bank Subsidiary has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Global Market.

4.12 Reorganization; Approvals. As of the date of this Agreement, Buyer (a) is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and (b) knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Aggregate Cash Consideration. Buyer has available to it sufficient funds to deliver the aggregate Cash Consideration, the cash to be paid to the holders of Target Stock Options under Section 1.6(b) and the aggregate Warrant Cash Consideration.

4.14 Buyer Information. The information relating to Buyer and its Subsidiaries that is provided by Buyer or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Proxy Statement relating to Buyer will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Target’s Business Before the Effective Time. Except as expressly contemplated by or permitted by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Target shall, and shall cause each Target Subsidiary, to:

(a) conduct its business in the ordinary course in all material respects;

(b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees; and

(c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Target or Buyer to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Target Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, Target shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or make any loan or advance or capital contribution to, or investment in, any person (it being understood and agreed that incurrence of indebtedness in the ordinary course of business consistent with past practice shall include the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements);

(b)

(i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except (A) dividends paid by any of the Subsidiaries of Target to Target or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Target Common Stock in payment of the exercise price relating to stock options or withholding taxes incurred by any employee or director in connection with the vesting of restricted shares of Target Common Stock (or settlement of other equity-based awards in respect of Target Common Stock granted under a Target Stock Plan), in each case in accordance with past practice and the terms of the applicable Target Stock Plan and related award agreements, (C) payments to the holders of any trust preferred securities and (D) payment of quarterly cash dividends, not to exceed $0.01 per share, on the Target Common Stock at times consistent with current Target practice, provided that the next ex-dividend date may be as early as November 6, 2015, and thereafter ex-dividend dates shall be coordinated with Buyer ex-dividend dates so that holders of Target Common Stock shall receive one (and only one) quarterly dividend per quarter;

(iii) grant any stock options, restricted shares or other equity-based award with respect to shares of Target Common Stock under the Target Stock Plan, or otherwise, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue any additional shares of capital stock or other securities except (A) pursuant to the settlement of equity-based awards previously granted under the Target Stock Plan and (B) upon the exercise of Target Warrants;

(c) other than in the ordinary course of business consistent with past practice, hire or terminate any employees or independent contractors, enter into any new employment or independent contractor agreements or arrangements, or enter into any collective-bargaining agreements;

(d) make any loan or extension of credit in an amount in excess of $4,000,000 or make, renew or amend any loan or extension of credit outside of the ordinary course of business and consistent with past practice;

(e) except as required by applicable law or the terms of any Target Benefit Plan as in effect on the date of this Agreement and, solely with respect to employees that are not executive officers or directors of Target, (i) increase the wages, salaries, incentive compensation, incentive compensation opportunities of, or benefits provided to, any current, former or retired employee, director, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates, or, except for payments in the ordinary course of business consistent with past practice, pay or provide, or increase or accelerate the accrual rate, vesting or timing of payment or funding of, any compensation, benefits or other rights of any current, former or retired employee, director, consultant, independent contractor or other service provider of Target or any of its Subsidiaries or ERISA Affiliates; (ii) establish, adopt or become a party to any new employee benefit or compensation plan, program, commitment or agreement or amend, modify, change or terminate any Target Benefit Plan; (iii) grant any stock options, stock appreciation rights, stock-based or stock-related awards, performance stock, phantom or restricted stock unit awards; (iv) take any action other than in the ordinary course of business and consistent with past practice, to fund or in any way secure the payment of compensation or benefits under any Target Benefit Plan; (v) amend, alter or modify any Target Warrant, other warrant or other equity-based right to purchase any capital stock or other equity interests in Target or any securities exchangeable for or convertible into the same or other Target Common Stock outstanding on the date hereof, except as otherwise permitted in this Agreement; (vi) enter into any collective-bargaining agreement; or (vii) enter, amend, modify, alter, terminate or change any third-party vendor or service agreement related to any Target Benefit Plan; provided, that Target can make (x) an individual annual merit increase in salary and wages to its officers and employees (other than to its chief executive officer, president or any director) that is in the ordinary course of business and consistent in all material respects with past practice in terms of annual adjustments to salaries and wages (but which are not to exceed $190,000 in the aggregate and 3% on an individual basis), (y) incentive cash bonus awards for 2015 to its officers and employees that are in the ordinary course of business and consistent in all material respects with past practice in terms of timing and type (unless a bona fide agreement specifies that no bonus shall be paid), and (z) retention bonus payments in accordance with Section 6.5(d);

(f) sell, transfer, mortgage, encumber or otherwise dispose of any material amount of its properties or assets to any person other than a Subsidiary or cancel, release or assign any material amount of indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts in force at the date of this Agreement;

(g) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking, operating and servicing policies, except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(h) make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person;

(i) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(j) amend the Target Articles or Target Bylaws, or otherwise take any action to exempt any person (other than Buyer or its Subsidiaries) or any action taken by any person from any Takeover Statute or similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(k) other than in prior consultation with Buyer, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(l) commence or settle any claim, action or proceeding where the amount in dispute is in excess of $50,000 or subjecting Target or any of its Subsidiaries to any material restrictions on its current or future business operations (including the future business and operations of the Surviving Corporation);

(m) take any action or fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied;

(n) implement or adopt any material change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

(o) file any Tax Return other than in the ordinary course of business, amend any Tax Return, make any significant change in any method of Tax or accounting (other than as may be required by applicable law, GAAP or regulatory guidelines), make or change any Tax election or settle or compromise any Tax liability in excess of $50,000;

(p) except for transactions in the ordinary course of business consistent with past practice, terminate or waive any material provision of any Target Contract or make any change in any instrument or agreement governing the terms of any of its securities, or material contract (other than leases), other than normal renewals of contracts other than leases without material adverse changes of terms;

(q) amend, extend or renew any real property lease;

(r) take any action that would materially impede or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

5.3 Buyer Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Target, which consent shall not be unreasonably withheld or delayed, during the period from the date of this Agreement to the Effective Time, Buyer shall not, and shall not permit any of its Subsidiaries to, (a) amend, repeal or otherwise modify any provision of the Buyer Articles or the Buyer Bylaws in a manner that would adversely affect the shareholders of Target or the transactions contemplated by this Agreement; (b) take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code; (c) take any action that is intended or may reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; (d) take any action that would be reasonably expected to prevent, materially impede, materially impact or materially delay the ability of the Parties to obtain any necessary approvals of any Regulatory Agency or any Governmental Entity required for the consummation of the transactions contemplated by this Agreement; or (e) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.3 (it being understood that Buyer’s pursuit, negotiation and consummation of other acquisitions shall not violate this Section 5.3).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Buyer and Target shall promptly prepare and, subject to the other Party’s cooperation in the preparation thereof, within 45 days of the date hereof file with the SEC the Form S-4, in which the Proxy Statement will be included as a proxy statement/prospectus. Each of Buyer and Target shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 and shall provide the other with copies of all correspondence with the SEC. Each of Buyer and Target shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Buyer and Target (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Each of Buyer and Target shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and Target shall thereafter mail or deliver the Proxy Statement to their respective shareholders. Buyer shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Common Stock as may be reasonably requested in connection with any such action.

(b) The Parties shall cooperate with each other and use their respective reasonable best efforts to promptly prepare and within 45 days of the date hereof file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or Governmental Entities. Target and Buyer shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Target or Buyer, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental

Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of third parties or Governmental Entities, that would reasonably be expected to have a Material Adverse Effect (measured on a scale relative to Target) on either Buyer or Target (a “Materially Burdensome Regulatory Condition”).

(c) Each of Buyer and Target shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Buyer, Target or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Each of Buyer and Target shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any Buyer Requisite Regulatory Approval or Target Requisite Regulatory Approval, respectively, will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Access to Information; Confidentiality.

(a) Upon reasonable notice and subject to applicable laws relating to the confidentiality of information, each of Target and Buyer shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other representatives of the other Party, reasonable access, during normal business hours during the period before the Effective Time, to all its properties, books, contracts, commitments and records, and, during such period, such Party shall, and shall cause its Subsidiaries to, make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking or insurance laws (other than reports or documents that such Party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request (in the case of a request by Target, information concerning Buyer that is reasonably related to the prospective value of Buyer Common Stock or to Buyer’s ability to consummate the transactions contemplated hereby). Neither Target nor Buyer, nor any of their Subsidiaries, shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such Party or its Subsidiaries or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into before the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each Party shall, and shall cause its respective agents and representatives to, maintain in confidence all information received from the other Party (other than disclosure to that Party’s agents and representatives in connection with the evaluation and consummation of the Merger) in connection with this Agreement or the Merger and use such information solely to evaluate the Merger, unless (i) such information is already known to the receiving Party or its agents and representatives, (ii) such information is subsequently disclosed to the receiving Party or its agents and representatives by a third party that, to the knowledge of the receiving Party, is not bound by a duty of confidentiality, (iii) such information becomes publicly available through no fault of the receiving Party, (iv) the receiving Party in good faith believes that the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the Merger (in which case the receiving Party shall advise the other party before making the disclosure) or (v) the receiving Party in good faith believes that the furnishing or use of such information is required by or necessary or appropriate in connection with any applicable laws or any listing or trading agreement concerning its publicly traded securities (in which case the receiving Party shall advise the other Party before making the disclosure).

(c) All information and materials provided by Target pursuant to or in connection with this Agreement or the transactions contemplated hereby shall be subject to the provisions of the Confidentiality Agreement entered into between Target, as disclosing party, and Buyer dated August 24, 2015 (the “Confidentiality Agreement”). All information and materials provided by Buyer pursuant to or in connection with this Agreement or the transactions contemplated hereby shall be subject to the provisions of the Confidentiality Agreement entered into between Buyer, as disclosing party, and Target dated September 9, 2015 (the “Buyer Confidentiality Agreement”).

(d) No investigation by a Party or its representatives shall affect the representations and warranties of the other Party set forth in this Agreement.

6.3 Shareholder Approval.

(a) Target shall call a meeting of its shareholders for the purpose of obtaining the Target Requisite Shareholder Approval (including any meeting that occurs after any adjournment or postponement, the “Target Shareholder Meeting”), on substantially the terms and conditions set forth in this Agreement, and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable after the effectiveness of the Form S-4 under the Securities Act. The Target Board shall use its reasonable best efforts to obtain from its shareholders the Target Requisite Shareholder Approval, including by recommending that its shareholders vote in favor of this Agreement, on substantially the terms and conditions set forth in this Agreement, required to consummate the transactions contemplated by this Agreement. The Target Board has adopted resolutions approving the Merger, on substantially the terms and conditions set forth in this Agreement, and directing that the Merger, on such terms and conditions, be submitted to Target’s shareholders for their consideration. Notwithstanding anything in this Agreement to the contrary, Target is not obligated to convene the Target Shareholder Meeting or submit this Agreement to its shareholders if the Target Board shall have made an Adverse Recommendation Change (as defined herein) in accordance with Section 6.9.

(b) Each of Buyer and Target shall, and shall cause its respective Subsidiaries to, use their reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, and (ii) to obtain (and to cooperate with the other Party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Target or Buyer or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.4 The Nasdaq Global Market Listing. Buyer shall cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Global Market, subject to official notice of issuance, before the Effective Time.

6.5 Employee Matters.

(a) All individuals employed by, or on an authorized leave of absence from, Target or any of its Subsidiaries immediately before the Effective Time (collectively, the “Covered Employees”) shall automatically become employees of Buyer and its affiliates as of the Effective Time. Following the Effective Time, Buyer shall, or shall cause its applicable Subsidiaries to, integrate the Covered Employees into Buyer’s benefit plans as quickly as practicable. Until such integration occurs, Buyer shall maintain the Target Benefit Plans set forth on Schedule 6.5(a) and the Covered Employees participation therein. Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as an amendment of any particular Target Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.5, (iii) limit the right of Buyer or any of its Subsidiaries to terminate the employment of any Covered Employee at any time or require Buyer or any of its Subsidiaries to provide any such employee benefits, rates of base salary or hourly wage or annual bonus opportunities for any period following any such termination or (iv) obligate Target, Buyer or any of their respective Subsidiaries to (A) maintain any particular Target Benefit Plan or (B) retain the employment of any particular Covered Employee.

(b) No coverage of any of the Covered Employees or their dependents shall terminate under any of Target’s health and welfare plans prior to the time such Covered Employees or their dependents, as applicable, become eligible to participate in the health plans, programs and benefits common to all employees of Buyer and its Subsidiaries and their dependents and, consequently, no Covered Employees shall experience a gap in coverage. Covered Employees who become covered under health plans, programs and benefits of Buyer or any of its Subsidiaries shall receive credit for any co-payments and deductibles paid under Target’s health plan for the plan year in which coverage commences under Buyer’s health plan and shall not be subject to any preexisting conditions under any such plans. Terminated Target employees and qualified beneficiaries will have the right to continued coverage under group health plans of Buyer in accordance with COBRA.

(c) Covered Employees shall receive prior service credit for benefit accrual purposes under Buyer’s compensation and benefit plans, programs or policies, including Buyer’s vacation and sick leave programs. Covered Employees will receive credit for service with Buyer for purposes of vesting and determination of eligibility to participate in Buyer’s 401(k) plan. Buyer shall take all necessary and appropriate actions to allow the Covered Employees to participate in Buyer’s 401(k) plan as soon as practicable following the Effective Time. If such participation is expected to occur on the first day following the Effective Time, at Buyer’s request (with reasonable advance notice), Target shall take all necessary and appropriate actions to cause Target’s 401(k) plan to be frozen as to future contributions effective immediately prior to the Effective Time.

(d) Buyer may make up to $190,000 of retention bonus payments to employees and officers of Target for the purpose of encouraging such employees and officers to continue in the employ of Target until the Effective Time, or for a reasonable period of time following the Effective Time, and Buyer and Target may mutually agree to make additional retention bonus payments to such employees and officers of Target in such amounts and to such persons as they shall mutually agree for the purpose of encouraging such employees and officers to continue in the employ of Target until the Effective Time, or for a reasonable period of time following the Effective Time.

(e) If a Covered Employee who is not party to an agreement with Buyer, Target or any of their Subsidiaries that provides for payments in connection with termination of employment or a change in control (each, a “Severance Agreement”) (i) is terminated by Buyer or any of its Subsidiaries due to a permanent or indefinite reduction in staff resulting in job elimination, reduction of a position as the result of an organizational or business restructuring or the integration of Target or any of its Subsidiaries with Buyer or any of its Subsidiaries, discontinuance of an operation, relocation of all or a part of Buyer’s or its Subsidiaries’ business, sale of an operation to another company, or sale or other change in ownership of all or a part of Buyer’s or its Subsidiaries’ business or (ii) voluntarily resigns after being notified that, as a condition of employment, such Covered Employee’s base salary will be materially decreased, in any case or both cases, during the period beginning at the Effective Time and ending six months following the Effective Time, such Covered Employee shall (after signing a customary release) be entitled to receive a single lump sum severance payment in an amount equivalent to his or her base salary or base weekly wage rate (as in effect at the time of termination) for a number of weeks equal to the product of (x) two and (y) the Covered Employee’s completed years of service with Target, Buyer or their Subsidiaries (as applicable); provided, however, that the Covered Employee shall be entitled to no less than four weeks and no more than 16 weeks of severance pay. For purposes of this Section 6.5, “year of service” shall mean each 12-consecutive-month period of employment, commencing from the most recent employment or hire date.

Target shall, and shall cause its Subsidiaries to, take whatever action is necessary to terminate any and all severance arrangements and to ensure that it and Buyer have no other liability for any other severance payments (other than those under Severance Agreements (each of which Target represents are disclosed on Section 3.11(e)

of the Target Disclosure Schedule), as set forth in this Section 6.5(e) and agreements disclosed in Section 3.11(i) of the Target Disclosure Schedule). Target shall cooperate with Buyer to effectuate the foregoing, including Buyer’s compliance with the Worker Adjustment Retraining and Notification Act or any similar state or local law.

Nothing contained in this Section 6.5(e) shall be construed or interpreted to limit or modify in any way Buyer’s at-will employment policy. In addition, in no event shall severance pay payable under this Section 6.5(e) to any Covered Employee who is not party to a Severance Agreement be taken into account in determining the amount of any other benefit (including an individual’s benefit under any retirement plan, supplemental executive retirement plan or related agreement). If, by reason of the controlling plan document, controlling law or otherwise, severance pay is taken into account in determining any other benefit, the severance pay otherwise payable shall be reduced by the present value of the additional benefit determined under other benefit plans attributable to the severance pay.

(f) If Buyer in writing so requests (which request shall be made no less than 15 days before the Effective Time), Target shall take any and all actions required (including the adoption of resolutions by its Board of Directors) to amend, freeze and/or terminate any or all Target Benefit Plans immediately before the Effective Time, and, if requested by Buyer, to implement any such actions.

(g) Target shall provide to Buyer at least 15 days before the Effective Time, to the reasonable satisfaction of Buyer, documentation that shows that the requirements of ERISA, the Code or other applicable laws are met by or with respect to each Target Benefit Plan subject to such requirements as to the plan’s latest three plan years that have ended before the date of this Agreement.

(h) Buyer agrees to comply with the contractual terms of all change-in-control agreements, severance agreements, deferred-compensation agreements and split-dollar agreements that Target has with its current and former employees and current and former directors and that are have been identified in Schedule 3.11(e) of the Target Disclosure Schedule, except to the extent any such agreements shall be superseded or terminated at the Effective Time or following the Effective Time with the written consent of the affected parties, as applicable.

6.6 Indemnification; Directors’ and Officers’ Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (a “Claim”), including any such Claim in which any individual who is now, or has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director, officer or employee of Target or any of its Subsidiaries or who is or was serving at the request of Target or any of its Subsidiaries as a director, officer or employee of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Target or any of its Subsidiaries before the Effective Time or (ii) this Agreement or any of the transactions contemplated by this Agreement, whether asserted or arising before or after the Effective Time, the Parties shall cooperate and use their best efforts to defend against and respond thereto. All rights to indemnification, including advancement of expenses, and exculpation from liabilities for acts or omissions occurring at or before the Effective Time now existing in favor of any Indemnified Party as provided in their respective articles of incorporation or bylaws (or comparable organizational documents), and any existing indemnification agreements set forth on Section 6.6(a) of the Target Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or before the Effective Time or taken at the request of Buyer pursuant to Section 6.7, it being understood that nothing in this sentence shall require any amendment to the articles of incorporation or bylaws of the Surviving Corporation.

(b) From and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted by applicable law, indemnify, defend and hold harmless, and provide advancement of reasonable expenses to, each Indemnified Party against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any Claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Target or any Subsidiary of Target, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or before the Effective Time, whether asserted or claimed before, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) or taken at the request of Buyer pursuant to Section 6.7.

(c) Buyer shall cause the individuals serving as officers and directors of Target or any of its Subsidiaries immediately before the Effective Time to be covered for a period of six years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Target (provided, that Buyer may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such; provided, that in no event shall Buyer be required to expend annually in the aggregate an amount in excess of 200% of the annual premiums currently paid by Target (which current amount is set forth on Section 6.6(c) of the Target Disclosure Schedule) for such insurance (the “Insurance Amount”), and provided, further, that if Buyer is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Buyer shall obtain as much comparable insurance as is available for the Insurance Amount.

(d) The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Buyer, on the one hand, and a Subsidiary of Target, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Party to the Merger, the proper officers and directors of each Party and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Buyer.

6.8 Advice of Changes. Each of Buyer and Target shall promptly advise the other of any change or event (a) having or reasonably likely to have a Material Adverse Effect on it or (b) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement; provided, further, that a failure to comply with this Section 6.8 shall not constitute a breach of this Agreement or the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

6.9 No Solicitation.

(a) None of Target, its Subsidiaries or any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Target or any of its Subsidiaries shall directly or indirectly (i) solicit, initiate, encourage, facilitate (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transaction involving Target or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an “Alternative Proposal”), (ii) participate in any discussions or negotiations regarding an Alternative Transaction, (iii) enter into any agreement regarding any Alternative Transaction or (iv) render a rights agreement inapplicable to an Alternative Proposal or the transactions contemplated thereby. Target shall, and shall cause each of the Subsidiaries and representatives of Target and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Proposal, (B) request the prompt return or destruction of all confidential information previously furnished in connection therewith and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Alternative Proposal to which it or any of its Subsidiaries is a party, and shall enforce the provisions of any such agreement. Notwithstanding the foregoing, if at any time after the date hereof but before approval of this Agreement by Target’s shareholders, (1) Target receives an unsolicited written Alternative Proposal that the Target Board believes in good faith to be bona fide, (2) such Alternative Proposal was not the result of a violation of this Section 6.9, (3) the Target Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (4) the Target Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be reasonably likely to violate its fiduciary duties under applicable law, then Target may (and may authorize its Subsidiaries and representatives to) (x) furnish nonpublic information regarding Target and its Subsidiaries to the person making such Alternative Proposal (and its representatives) pursuant to a customary confidentiality agreement containing terms substantially similar to, and no less favorable to Target than, those contained in the Confidentiality Agreement (provided, that any nonpublic information provided to any person given such access shall have been previously provided to Buyer or shall be provided to Buyer before or concurrently with the time it is provided to such person), and (y) participate in discussions and negotiations with the person making such Alternative Proposal.

(b) Except as provided otherwise below, neither the Target Board nor any committee thereof may (i)(A) withdraw (or modify or qualify in any manner adverse to Buyer) or refuse to recommend approval of this Agreement to Target’s shareholders or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Alternative Proposal (each such action set forth in this Section 6.9(b)(i) being referred to as an “Adverse Recommendation Change”), or (ii) cause or permit Target or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or that is intended to or is reasonably likely to lead to, any Alternative Proposal (other than a confidentiality agreement permitted by Section 6.9(a) ). Notwithstanding the foregoing, at any time before obtaining approval of the Merger and this Agreement by Target’s shareholders, the Target Board may, if the Target Board determines in good faith (after consultation with outside counsel) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable law, taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b), make an Adverse Recommendation Change; provided, that Target may not make any Adverse Recommendation Change in response to an Alternative Proposal unless (x) Target shall not have breached this Section 6.9 in any respect and (y):

(i) The Target Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Alternative Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Buyer under this Section 6.9(b);

(ii) Target has given Buyer at least four business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the person making such Superior Proposal; and

(iii) Before effecting such Adverse Recommendation Change, Target has negotiated, and has caused its representatives to negotiate, in good faith with Buyer during such notice period to the extent Buyer wishes to negotiate, to enable Buyer to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

In the event of any material change to the terms of such Superior Proposal, Target shall, in each case, be required to deliver to Buyer a new written notice, the notice period shall have recommenced and Target shall be required to comply with its obligations under this Section 6.9 with respect to such new written notice.

(c) In addition to the obligations of Target under Sections 6.9(a) and (b), Target shall notify Buyer promptly (but in no event later than 24 hours) after receipt of any Alternative Proposal, or any material modification of or material amendment to any Alternative Proposal, or any request for nonpublic information relating to Target or any of its Subsidiaries or for access to the properties, books or records of Target or any Subsidiary by any person that informs the Target Board or any Subsidiary that it is considering making, or has made, an Alternative Proposal. Such notice to Buyer shall be made orally and in writing, and shall indicate the identity of the person making the Alternative Proposal or intending to make or considering making an Alternative Proposal or requesting nonpublic information or access to the books and records of Target or any Subsidiary, and the material terms of any such Alternative Proposal or modification or amendment to an Alternative Proposal. Target shall keep Buyer fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Alternative Proposal, indication or request. Target shall also promptly, and in any event within 24 hours, notify Buyer, orally and in writing, if it enters into discussions or negotiations concerning any Alternative Proposal in accordance with Section 6.9(a).

(d) As used in this Agreement:

(i) “Alternative Transaction” means any of (A) a transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates), directly or indirectly, acquires or would acquire more than 15% of the outstanding shares of Target Common Stock or outstanding voting power or of any new series or new class of preferred stock that would be entitled to a class or series vote with respect to the Merger, whether from Target or pursuant to a tender offer or exchange offer or otherwise, (B) a merger, share exchange, consolidation or other business combination involving Target (other than the Merger), (C) any transaction pursuant to which any person (or group of persons) (other than Buyer or its affiliates) acquires or would acquire control of assets (including for this purpose the outstanding equity securities of Subsidiaries of Target and securities of the entity surviving any merger or business combination including any of Target’s Subsidiaries) of Target, or any of its Subsidiaries representing more than 15% of the fair market value of all the assets, deposits, net revenues or net income of Target and its Subsidiaries, taken as a whole, immediately before such transaction, or (D) any other consolidation, business combination, recapitalization or similar transaction involving Target or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Target Common Stock immediately before such transactions do not, in the aggregate, own at least 85% of the outstanding shares of common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Target Common Stock immediately before the consummation thereof.

(ii) “Superior Proposal” means any unsolicited bona fide Alternative Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Target Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person (or group of persons) making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation), (A) if consummated, would be more favorable to the shareholders of Target from a financial point of view than the transactions contemplated by this Agreement (including taking into account any adjustment to the terms and conditions proposed by Buyer in response to such proposal under Section 6.9(b) or otherwise) and (B) if accepted, is reasonably likely to be completed on the terms proposed on a timely basis.

(e) Target shall ensure that the officers, directors and all employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of

Target or its Subsidiaries are aware of the restrictions described in this Section 6.9 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 6.9 by any officer, director, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of Target or its Subsidiaries, at the direction or with the consent of Target or its Subsidiaries, shall be deemed to be a breach of this Section 6.9 by Target.

(f) Nothing contained in this Section 6.9 shall prohibit Target or its Subsidiaries from taking and disclosing to its shareholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act.

6.10 Buyer’s Board. Buyer shall appoint Grant S. Grayson and another person from the current Target Board to be mutually agreed to by Buyer and Target to the Buyer Board and the board of directors of Buyer’s subsidiary bank for a period until the next annual meeting of the shareholders of Buyer following the Effective Time, and, subject to the good faith consideration by the Nominating and Governance Committee of the Buyer Board of selection criteria set forth in its charter, such persons shall be nominated to sit for election by Buyer’s shareholders to a regular term on the Buyer Board at such annual meeting of shareholders and, if so elected, cause such persons to be appointed to the board of directors of Buyer’s bank subsidiary.

6.11 Richmond Advisory Board. Following the Closing Date, Buyer shall use all reasonable efforts to cause the creation by the Buyer Board of an advisory board to support the Surviving Corporation’s strategic direction, business development and community activities in the Richmond, Virginia and surrounding areas market. Buyer shall cause such advisory board to be called the “Richmond Advisory Board” and cause it to extend invitations of membership to all non-employee directors serving on the Target Board as of the Effective Time (other than those elected to the Buyer Board), and such other individuals as it deems appropriate.

6.12 Reasonable Best Efforts; Cooperation. Each of Target and Buyer agrees to exercise good faith and use its reasonable best efforts to satisfy the various covenants and conditions to Closing in this Agreement, and take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

6.13 Section 16 Matters. Before the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Target Common Stock or conversion of any derivative securities (including Target Warrants) in respect of shares of Target Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the Exchange Act. Target agrees to promptly furnish to Buyer all requisite information necessary for Buyer to take the actions contemplated by this Section 6.13.

6.14 Shareholder Litigation. Each of Target and Buyer shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by Target shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.15 Supplemental Indenture. Prior to the Effective Time, Target and Buyer shall take all actions necessary for Buyer to enter into a supplemental indenture with the trustee of the Indenture dated September 21, 2006, for Target’s floating rate junior subordinated debt securities due September 15, 2036, to evidence the succession of Buyer as the obligor on those securities as of the Effective Time. The form of the supplemental indentures shall be reasonably acceptable to Buyer. Buyer agrees to assume Target’s obligations under the above indenture and related subordinated debentures as well as under guaranty agreements related to the preferred trust securities issued by Target’s trust subsidiary, FCRV Statutory Trust 1.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction at or before the Effective Time of the following conditions:

(a) Shareholder Approval. The Target Requisite Shareholder Approval shall have been obtained.

(b) The Nasdaq Global Market Listing. The shares of Buyer Common Stock to be issued to the holders of Target Common Stock upon consummation of the Merger shall have been authorized for listing on The Nasdaq Global Market, subject to official notice of issuance.

(c) Form S-4. The Form S-4 shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger, the Bank Merger or any other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Buyer. The obligation of Buyer to effect the Merger is also subject to the satisfaction, or waiver by Buyer, at or before the Effective Time, of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Target set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Buyer shall have received a certificate signed on behalf of Target by the Chief Executive Officer of Target to the foregoing effect.

(b) Performance of Obligations of Target. Target shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Buyer shall have received a certificate signed on behalf of Target by the Chief Executive Officer of Target to such effect.

(c) Federal Tax Opinion. Buyer shall have received the opinion of its counsel, McGuireWoods LLP, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Target and Buyer.

(d) Regulatory Approvals. All regulatory approvals set forth in Section 4.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Buyer Requisite Regulatory Approvals”), and no such regulatory approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(e) Support Agreements. Each member of the Target Board shall have executed and delivered to Buyer a Support Agreement in the form attached as Exhibit B.

(f) Noncompete Agreements. Each non-employee member of the Target Board who either will become a member of the Buyer’s Board or the Richmond Advisory Board and each employee member of the Target Board shall have executed and delivered a noncompete agreement in the form attached as Exhibit C.

(g) Target Benefit Plans. Target shall have provided evidence reasonably satisfactory to Buyer that Target has taken all necessary and appropriate actions to amend, freeze and/or terminate any Target Benefit Plan or Plans as requested by Buyer pursuant to Section 6.5(f).

(h) Dissenting Shares. Dissenting Shares shall not represent five percent or more of the outstanding shares of Target Common Stock unless waived in its sole discretion of Buyer.

(i) Resignations. The directors of Target and its Subsidiaries immediately before the Effective Time shall have submitted their resignations to be effective as of the Effective Time.

7.3 Conditions to Obligations of Target. The obligation of Target to effect the Merger is also subject to the satisfaction or waiver by Target at or before the Effective Time of the following conditions:

(a) Representations and Warranties. Subject to the standard set forth in Section 9.2, the representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), and Target shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to the foregoing effect.

(b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time, and Target shall have received a certificate signed on behalf of Buyer by the Chief Executive Officer or the Chief Financial Officer of Buyer to such effect.

(c) Federal Tax Opinion. Target shall have received the opinion of its counsel, LeClairRyan, A Professional Corporation, in form and substance reasonably satisfactory to Target, dated the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) except to the extent of any cash consideration received in the Merger and except with respect to cash received in lieu of fractional share interests in Buyer Common Stock and/or Target Warrants, no gain or loss will be recognized by any of the holders of Target Common Stock and/or Target Warrants in the Merger. In rendering such opinion, counsel may require and rely upon customary representations contained in certificates of officers of Target and Buyer.

(d) Regulatory Approvals. All regulatory approvals set forth in Section 3.4 required to consummate the transactions contemplated by this Agreement, including the Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Target Requisite Regulatory Approvals”).

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time before the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Target:

(a) Mutual Consent. By mutual consent of Target and Buyer in a written instrument, if the board of directors of each of Target and Buyer so determines by a vote of the majority of the members of its entire board of directors;

(b) No Regulatory Approval. By either Target or Buyer, if any Governmental Entity that must grant a Buyer Requisite Regulatory Approval or a Target Requisite Regulatory Approval has denied approval of the Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

(c) Delay. By either Target or Buyer, if the Merger shall not have been consummated on or before August 1, 2016 unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth in this Agreement;

(d) Material Breach of Representation, Warranty or Covenant. By either Buyer or Target ( provided, that the terminating Party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Target, in the case of a termination by Buyer, or Buyer, in the case of a termination by Target, which breach, either individually or in the aggregate, would result in, if occurring or continuing at the Effective Time, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within 45 days following written notice to the Party committing such breach or by its nature or timing cannot be cured within such time period;

(e) Failure to Recommend. By Buyer, if the Target Board shall have (i) failed to recommend in the Proxy Statement, without modification or qualification, the approval and adoption of this Agreement or (ii) in a manner adverse to Buyer, (A) withdrawn, modified or qualified, or proposed to withdraw, modify or qualify, the recommendation by the Target Board of this Agreement and/or the Merger to Target’s shareholders, (B) taken any public action or made any public statement in connection with the meeting of Target shareholders to be held pursuant to Section 6.3 inconsistent with such recommendation or (C) recommended any Alternative Proposal (or, in the case of clause (ii), resolved to take any such action), whether or not permitted by the terms hereof;

(f) Failure of Shareholder Approval. By Buyer, if there is a vote of the shareholders of Target and the Target Requisite Shareholder Approval has not been obtained, unless the provisions of Section 8.1(e) shall apply; or

(g) Acceptance of Superior Proposal. By Target, if Target has received a Superior Proposal and Target’s Board of Directors has made a determination to accept such Superior Proposal.

The Party desiring to terminate this Agreement pursuant to any clause of this Section 8.1 (other than clause (a)) shall give written notice of such termination to the other Party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. If either Target or Buyer terminates this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Target, Buyer, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 6.2(b), 8.2, 8.3, 9.4, 9.7, 9.8 and 9.9 shall survive any termination of this Agreement and (ii) neither Target nor Buyer shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

8.3 Fees and Expenses.

(a) Except as set forth in Section 8.3(b), and except with respect to costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger, which shall be borne equally by Target and Buyer, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Target shall pay to Buyer a termination fee in the amount of $3,250,000 (the “Termination Fee”) and the Expense Reimbursement in immediately available federal funds if:

(i) (A) this Agreement is terminated by Buyer pursuant to Section 8.1(d), and (B)(1) before such termination, an Alternative Transaction with respect to Target was commenced, publicly proposed or publicly disclosed (or an Alternative Proposal was received); and (2) within 12 months after such termination, (x) Target shall have entered into a definitive written agreement relating to an Alternative Transaction or (y) any Alternative Transaction shall have been consummated;

(ii) Target has terminated this Agreement pursuant to Section 8.1(g) or Buyer has terminated this Agreement pursuant to Section 8.1(e), or

(iii) after receiving an Alternative Proposal, (A) the Target Board does not take action to convene the Target Shareholder Meeting and (B) within 12 months after such receipt of such Alternative Proposal, (1) Target shall have entered into a definitive written agreement relating to an Alternative Transaction or (2) any Alternative Transaction shall have been consummated.

The Termination Fee and the Expense Reimbursement must be paid no later than two business days following the event that triggers such payment described in Section 8.3(b)(i), (ii) or (iii). Upon payment of the Termination Fee and the Expense Reimbursement, Target, its Subsidiaries and Target’s and its Subsidiaries’ respective officers, directors and employees shall have no further liability to Buyer at law or in equity with respect to such termination, or with respect to Target Board’s failure to take action to convene the Target Shareholder Meeting and/or recommend that Target shareholders adopt this Agreement. For purposes of this Section 8.3(b), “Expense Reimbursement” means an amount in cash equal to Buyer’s out-of-pocket legal, due diligence and consulting expenses incurred in connection with the transactions contemplated by this Agreement but in no event shall the Expense Reimbursement exceed $500,000.

(c) Target acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Buyer would not enter into this Agreement. Accordingly, if Target fails to pay timely any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Buyer commences a suit that results in a judgment against Target for the amount payable to Buyer pursuant to this Section 8.3, Target shall pay to Buyer its out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Termination Fee and the Expense Reimbursement and such costs and expenses at the prime rate (as published in The Wall Street Journal on the date of termination) plus 2%.

8.4 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of Target; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Target, there may not be, without further approval of such shareholders, any amendment of this Agreement (other than as contemplated by this Agreement) that (a) alters or changes the amount or the form of the Merger Consideration to be delivered under this Agreement to the holders of Target Common Stock, if such alteration or change would adversely affect the holders of any security of Target, (b) alters or changes any term of the articles of incorporation of the Surviving Corporation, if such alteration or change would adversely affect the holders of any security of Target, (c) alters or changes any of the terms and conditions of this Agreement, if such alteration or change would adversely affect the holders of any securities of Target, or (d) by applicable law otherwise requiring the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.5 Extension; Waiver. At any time before the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

GENERAL PROVISIONS

9.1 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the Parties, which date shall be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), provided that any statutory waiting period of greater than five business days shall not be further extended by the five business days referenced in this paragraph unless extended by mutual agreement of the Parties (the “Closing Date”). If the conditions set forth in Article VII are satisfied or waived during the two weeks immediately before the end of a fiscal quarter of Buyer, then Buyer may postpone the Closing until the first full week after the end of that fiscal quarter.

9.2 Standard. No representation or warranty of Target contained in Article III or of Buyer contained in Article IV shall be deemed untrue or incorrect for any purpose under this Agreement, and no Party shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article III, in the case of Target, or Article IV, in the case of Buyer, has had or would be reasonably likely to have a Material Adverse Effect with respect to Target or Buyer, respectively (disregarding for purposes of this Section 9.2 any materiality or Material Adverse Effect qualification contained in any representations or warranties). Notwithstanding the immediately preceding sentence, the representations and warranties contained in (x) Section 3.2(a) shall be deemed untrue and incorrect if not true and correct except to a de minimus extent (relative to Section 3.2(a) taken as a whole), (y) Sections 3.2(b), 3.3(a), 3.3(b)(i) and 3.7, in the case of Target, and Sections 4.2, 4.3(a), 4.3(b)(i) and 4.7, in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all material respects and (z) Section 3.8(a), in the case of Target, and Section 4.8(a), in the case of Buyer, shall be deemed untrue and incorrect if not true and correct in all respects.

9.3 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.5(d) and 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.4 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Target, to:

First Capital Bancorp, Inc.

4222 Cox Road

Glen Allen, VA 23060

Attention: John M. Presley, Managing Director and Chief Executive Officer

Facsimile: (804) 527-1095

with a copy to:

LeClairRyan, A Professional Corporation

919 East Main Street, 24th Floor

Richmond, VA 23219

Attention: George H. Whitley, Esq.

Facsimile: (804) 783-7628

and

(b) if to Buyer, to:

Park Sterling Corporation

1043 E. Morehead Street

Suite 201

Charlotte, NC 28204

Attention: James C. Cherry, Chief Executive Officer

Facsimile: (704) 716-2138

with a copy to:

McGuireWoods LLP

201 N. Tryon Street, Suite 3000

Charlotte, NC 28202

Attention: Chris Scheurer, Esq.

Facsimile: (704) 343-2300

9.5 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Target Disclosure Schedule and the Buyer Disclosure Schedule, as well as all other Schedules and all Exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. For purposes of this Agreement, (a) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity (including its permitted successors and assigns) and (b) “knowledge” of any person that is not an individual means the actual knowledge (without investigation) of such person’s directors and senior executive officers.

9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that each Party need not sign the same counterpart. A facsimile copy or electronic transmission of a signature page shall be deemed to be an original signature page.

9.7 Entire Agreement. This Agreement (including the Disclosure Schedules and Exhibits hereto and the other documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement and the Buyer Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement and the Buyer Confidentiality Agreement.

9.8 Governing Law; Jurisdiction. This Agreement shall be governed and construed in accordance with the internal laws of the State of North Carolina applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts-of-law principles. The Parties agree that any suit, action or proceeding brought by either Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in Charlotte, North Carolina. Each of the Parties submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each Party irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.9 Publicity. Neither Target nor Buyer shall, and neither Target nor Buyer shall permit any of its Subsidiaries or agents to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld) of Buyer, in the case of a proposed announcement by Target, or Target, in the case of a proposed announcement by Buyer; provided, however, that either Party may, without the prior consent of the other Party (but after prior consultation with the other Party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of The Nasdaq Global Market.

9.10 Assignment; Third-Party Beneficiaries.

(a) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except as otherwise specifically provided in Sections 6.5(h) and 6.6, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties any rights or remedies under this Agreement.

(b) No provision in this Agreement modifies or amends or creates any employee benefit plan, program or document (“Benefit Plan”) unless this Agreement explicitly states that the provision “amends” or “creates” that Benefit Plan, and no third party shall be entitled to enforce any provision of this Agreement on the grounds that it is an amendment to, or a creation of, a Benefit Plan, unless that provision explicitly states that such enforcement rights are being conferred. This provision shall not prevent the Parties to this Agreement from enforcing any provision of this Agreement. If a person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to, or creation of a Benefit Plan, and that provision is construed to be such an amendment or creation despite not being explicitly designated as one in this Agreement, that provision shall lapse retroactively, thereby precluding it from having any effect.

9.11 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such Party is entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

[Signature Page Follows]

IN WITNESS WHEREOF, Target and Buyer have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

FIRST CAPITAL BANCORP, INC.

By:	/s/ John M. Presley
Name: John M. Presley
Title: Managing Director and Chief Executive Officer

PARK STERLING CORPORATION

By:	/s/ James C. Cherry
Name: James C. Cherry
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Plan of Bank Merger

FORM OF

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PARK STERLING BANK

AND

FIRST CAPITAL BANK

THIS AGREEMENT AND PLAN OF MERGER, dated as of [                , 201    ] (the “Agreement”), is made and entered into by and between Park Sterling Bank, a North Carolina-chartered bank, and First Capital Bank, a Virginia-chartered bank.

W I T N E S S E T H :

A. Park Sterling Bank is a bank duly organized and existing and chartered under the laws of the State of North Carolina, with its principal place of business located in Charlotte, North Carolina. It is authorized by its Articles of Incorporation to issue 200,000,000 shares of common stock, $2.50 par value per share (the “Park Sterling Common Stock”), and 5,000,000 shares of preferred stock, no par value per share (the “Park Sterling Preferred Stock”). All of the issued and outstanding shares of Park Sterling Common Stock are owned by Park Sterling Corporation, a North Carolina bank holding company (“Park Sterling”). There are no issued and outstanding shares of Park Sterling Preferred Stock. As of the date hereof, 31,723,477 shares of Park Sterling Common Stock were issued and outstanding.

B. First Capital Bank is a bank duly organized and existing and chartered under the laws of the Commonwealth of Virginia, with its principal place of business located in Glen Allen, Virginia. It is authorized by its Articles of Incorporation to issue 5,000,000 shares of common stock, $4.00 par value per share (the “First Capital Common Stock”), and 2,000,000 shares of preferred stock, $4.00 par value per share (the “First Capital Preferred Stock”). All of the issued and outstanding shares of First Capital Common Stock are owned by Park Sterling. There are no issued and outstanding shares of First Capital Preferred Stock. As of the date hereof, 1,796,021 shares of First Capital Common Stock were issued and outstanding.

C. The respective Boards of Directors of each of Park Sterling Bank and First Capital Bank have determined that it is in the best interests of such parties and their common sole shareholder to combine the operations of First Capital Bank and Park Sterling Bank through the merger of First Capital Bank with and into Park Sterling Bank, with Park Sterling Bank to be the surviving institution (the “Bank Merger”). Park Sterling Bank and First Capital Bank desire to enter into this Agreement providing for the Bank Merger and setting forth certain additional information with respect to the effect thereof. The Board of Directors of First Capital Bank and the Board of Directors of Park Sterling Bank, each by resolutions duly adopted pursuant to the authority given and in accordance with applicable law, have taken all necessary action to authorize the execution of this Agreement.

In consideration of these premises, the parties hereto adopt and make this Agreement and prescribe the terms of the Bank Merger and the method of carrying it into effect, which shall be as follows:

FIRST: Agreement to Merge. Subject to the terms and provisions of this Agreement, at the Effective Time (as hereinafter defined), First Capital Bank shall be merged with and into Park Sterling Bank pursuant to the provisions of, and with the effect provided in, Chapters 53 and 55 of the North Carolina General Statutes, Sections 13.1-716 and 13.1-721 of the Code of Virginia and 12 U.S.C. §§ 1828(c) and 1831u, whereby the separate existence of First Capital Bank shall be merged into and continued in Park Sterling Bank, and Park Sterling Bank thereafter shall be deemed to be the same corporation as each of First Capital Bank and Park Sterling Bank.

All the rights, powers, privileges, duties, appointments and account designations regarding each fiduciary capacity or other relationship, title to all property of First Capital Bank (real, personal and mixed), all debts due on whatever account, all other choses in action held in a fiduciary capacity and each and every other interest, as a fiduciary, or contractual relationship, of or belonging to First Capital Bank shall, by virtue of the Bank Merger, at the Effective Time, without any further act or deed, vest in and devolve upon, and thereafter be performed by, Park Sterling Bank.

Park Sterling Bank, upon the Bank Merger and without any order or other action on the part of any court or otherwise, shall hold and enjoy all fiduciary rights, powers, duties and liabilities, including the rights, powers, duties and liabilities as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee of estates of lunatics, and in every other fiduciary capacity, whether under appointment by order of court, will, deed or other instrument, in the same manner and to the same extent as such rights, powers, duties and liabilities were held or enjoyed by First Capital Bank and Park Sterling Bank at the time of the Bank Merger. After the Bank Merger has become effective, Park Sterling Bank shall be liable for all the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of Park Sterling Bank and First Capital Bank existing as of the Effective Time.

The name of the surviving entity shall be “Park Sterling Bank.”

There shall be no changes to the Bylaws of Park Sterling Bank as a result of the Bank Merger. The business of Park Sterling Bank after the Bank Merger shall continue to be that of a North Carolina state-chartered bank and shall be conducted at its main office located at Charlotte, North Carolina and at its legally established branches within and outside the State of North Carolina, including the branches acquired from First Capital Bank as a result of the Bank Merger.

Following the Effective Time, the members of the Board of Directors of Park Sterling Bank immediately prior to the Effective Time shall constitute the Board of Directors of Park Sterling Bank and shall continue to serve as the Board of Directors of Park Sterling Bank until its next annual meeting or until such time as their successors shall have been elected and qualified.

SECOND: Capitalization Following the Bank Merger; Conversion of Shares. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holders thereof, the shares of the constituent institutions shall be converted as follows: (a) each share of Park Sterling Common Stock outstanding immediately prior to the Effective Time shall continue to be outstanding from and after the Effective Time; and (b) each share of First Capital Common Stock outstanding immediately prior to the Effective Time shall be cancelled, and no consideration shall be delivered in exchange therefor. On and after the Effective Time, no transfer of First Capital Common Stock outstanding prior to the Effective Time shall be made on the stock transfer books of First Capital Bank.

THIRD: Conditions of Closing.

(1) Shareholder Approval. The consummation of the Bank Merger is conditioned on the ratification and confirmation of this Agreement by the sole shareholder of each of Park Sterling Bank and First Capital Bank.

(2) Regulatory Approval. The consummation of the Bank Merger is conditioned upon receipt of all consents, approvals and permissions and the satisfaction of all of the requirements prescribed by law, including but not limited to, the consents, approvals and permissions of all applicable federal and state regulatory authorities, which are necessary to the carrying out of the Bank Merger.

FOURTH: Effective Time. The effective time of the Bank Merger (the “Effective Time”) shall be the date and time specified in the Articles of Merger to be filed with (i) the Office of Secretary of State of the State of North Carolina, and (ii) the Virginia State Corporation Commission (the “VSCC”), which shall be a date selected by Park Sterling Bank and First Capital Bank, subject to the approval of the North Carolina Banking Commission, the Bureau of Financial Institutions of the VSCC, the Federal Deposit Insurance Corporation or any other appropriate regulatory authority, or such other date as shall be provided by law and agreed to by the parties hereto.

FIFTH: Amendment and Termination. This Agreement may be amended at any time prior to the Effective Time by the parties hereto and may be terminated at any time prior to the Effective Time by mutual consent of the Boards of Directors of Park Sterling Bank and First Capital Bank.

SIXTH: Miscellaneous. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement shall be governed by the laws of the State of North Carolina.

[Signature page follows]

IN WITNESS WHEREOF, each of Park Sterling Bank and First Capital Bank has caused this Agreement to be executed by its duly authorized officer as of the day and year first set forth above.

PARK STERLING BANK

By:
Name:	James C. Cherry
Title:	Chief Executive Officer

FIRST CAPITAL BANK

By:
Name:	James C. Cherry
Title:	Chief Executive Officer

Exhibit B

Form of Support Agreement

SUPPORT AGREEMENT

September 30, 2015

Park Sterling Corporation

1043 E. Morehead Street

Suite 201

Charlotte, NC 28204

Ladies and Gentlemen:

The undersigned is a director of First Capital Bancorp, Inc., a Virginia corporation (“Target”), and the beneficial holder of shares of common stock of Target (the “Target Common Stock”).

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Merger Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”). The consummation of the Merger pursuant to the Merger Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Merger Agreement, the substantial opportunity costs that Buyer will incur in pursuing the Merger rather than other business opportunities, such as other strategic partnerships, and to induce Buyer to consummate the transactions contemplated by the Merger Agreement and to proceed to incur such expenses and forego such business opportunities, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Target, and not in his or her capacity as a director or officer of Target, as follows:

1. While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary course bank loan) before the record date of the meeting of Target’s shareholders to approve the Merger (the “Target Shareholders Meeting”) any or all of his or her shares of Target Common Stock or (b) deposit any shares of Target Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Target Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto.

2. While this letter agreement is in effect, the undersigned shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Merger Agreement and the Merger at the Target Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Merger Agreement) other than the Merger.

3. The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief that may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Target and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Target.

6. This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Merger Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms.

7. As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Target Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this letter agreement as of the date first above written.

Very truly yours,
[NAME]

Number of shares owned with sole voting authority:

Number of shares owned with shared voting authority:

Accepted and agreed to as of the date first above written:

PARK STERLING CORPORATION

By: James C. Cherry
Its: Chief Executive Officer

Exhibit C

Form of Director and Shareholder Noncompete Agreement

DIRECTOR AND SHAREHOLDER NONCOMPETE AGREEMENT

THIS DIRECTOR AND SHAREHOLDER NONCOMPETE AGREEMENT (this “Agreement”) is entered into by and between Park Sterling Corporation, a North Carolina corporation (“Buyer”), and the undersigned individual (“Director”). Capitalized terms used but not defined herein shall have the same meanings provided in the Merger Agreement (as defined below).

WHEREAS, Buyer and First Capital Bancorp, Inc., a Virginia corporation (“Target”), are parties to an Agreement and Plan of Merger dated as of September 30, 2015, as the same may be amended or supplemented in accordance with its terms (the “Merger Agreement”);

WHEREAS, Director is a director and shareholder of Target and is receiving Merger Consideration pursuant to the terms and conditions of the Merger Agreement; and

WHEREAS, as a condition for and an inducement to Buyer to effect the Merger, Director has agreed to enter into and be bound by this Agreement.

IN CONSIDERATION of the promises and for other good and valuable consideration, including, without limitation, the Merger Consideration to be received by Director, the sufficiency and receipt of which are hereby acknowledged, Buyer and Director, intending to be legally bound, agree as follows:

1. Contingent on Merger. This Agreement shall become effective at the Effective Time of the Merger. If the Merger Agreement is terminated, then this Agreement shall be void ab initio and of no force or effect.

2. Non interference with Customers.

(a) Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (i) solicit, encourage or cause any Restricted Customer (as defined below) to obtain any services or products related to the Restricted Business from any entity other than Buyer or its Subsidiaries; or (ii) sell or provide to any Restricted Customer any services or products related to the Restricted Business, other than on behalf of and for the benefit of Buyer or its Subsidiaries.

(b) “Restricted Business” means the business that was engaged in by Target and its Subsidiaries immediately before the Effective Time. Director acknowledges and agrees that Target and its Subsidiaries were, immediately before the Effective Time, engaged in the business of providing business banking, personal banking, and loan and wealth management services and products.

(c) “Restricted Customer” means any person or entity that was a customer of Target or any of its Subsidiaries at any point during the 90 days preceding the Effective Time and: (i) with whom Director had material contact or communications at any time during the two-year period preceding the Effective Time (the “Look-Back Period”); (ii) for whom Director performed services or whose account Director managed, at any time during the Look-Back Period; or (iii) about whom Director obtained any Confidential Information (as defined below) at any time during the Look-Back Period.

(d) “Restricted Period” means a period of one year following the Effective Time.

3. Noninterference with Employees. Director covenants and agrees that, during the Restricted Period, Director shall not, directly or indirectly: (a) solicit or induce any employee of Buyer or its Subsidiaries who was an employee of Target or any of its Subsidiaries immediately before the Effective Time (each, a “Restricted Employee”) to leave or limit his or her employment relationship with Buyer or its Subsidiaries; or (b) hire any Restricted Employee as an employee or engage any Restricted Employee as an independent contractor.

4. Confidential Information.

(a) Director covenants and agrees that, during the Restricted Period: (i) Director shall keep strictly confidential and not disclose to any person not employed by Buyer or its Subsidiaries any Confidential Information; and (ii) Director shall not use personally or for any other person or entity any Confidential Information. However, this provision shall not preclude Director from: (x) the use or disclosure of information known generally to the public (other than information known generally to the public as a result of Director’s violation of this section); (y) any disclosure required by law or court order so long as Director provides Buyer’s Chief Executive Officer prompt advance written notice of any potential disclosure under this Section 4 (a)(y). or (z) communicating with any governmental or administrative agency with jurisdiction over the Corporation, Target or their affiliates.

(b) “Confidential Information” means all information not generally known or available in the marketplace that was furnished to, obtained by or created by Director in connection with Director being a director, officer, employee or agent of Target that could be used to compete against or harm Target, Buyer or their Subsidiaries. Confidential Information includes, by way of illustration, such information relating to: (i) Target’s, Buyer’s and their Subsidiaries’ customers, including customer lists, contact information, contractual terms and information regarding products or services provided to such customer; (ii) Target’s, Buyer’s and their Subsidiaries’ finances, including nonpublic financial statements, balance sheets, sales data, forecasts and cost analyses; (iii) Target’s, Buyer’s and their Subsidiaries’ plans and projections related to growth, new products and services, and potential sales/acquisitions; and (iv) Target’s, Buyer’s and their Subsidiaries’ pricing and fee strategies, operating processes, legal affairs, lending and credit information, commission structure, personnel matters, loan portfolios, contracts, services, products and operating results.

5. Reasonableness and Breach. Director acknowledges that the restrictions herein are fair, reasonable, and necessary for the protection of Buyer and its acquisition of Target and constitute a material inducement for Buyer to effect the Merger and provide the Merger Consideration. Therefore, Director agrees not to contest the enforceability of this Agreement in any forum. Director further acknowledges and agrees that a breach of any of such obligations and agreements will result in irreparable harm and continuing damage to Buyer for which there will be no adequate remedy at law and further agrees that in the event of any breach of such obligations and agreements, Buyer and its successors and assigns will be entitled to injunctive relief and to such other relief as is proper under the circumstances. Director acknowledges and agrees that the covenants in this Agreement are direct consideration for a sale of a business and should be governed by standards applicable to restrictive covenants entered into in connection with a sale of a business.

6. Judicial Modification. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or incapable of being enforced, then the parties request that such court modify such provision by “blue-penciling” or otherwise in order to render such provision not invalid or incapable of being enforced and then enforce the provision as modified. The parties further agree that each provision of this Agreement is severable from each other provision of this Agreement.

7. Assignment. Buyer shall have the right to assign or transfer this Agreement to any affiliated entity or any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise), and Director irrevocably consents to any such assignment or transfer. In the event of such assignment or transfer, “Buyer” shall mean the entity to which this Agreement is so assigned or transferred.

8. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to any conflict-of-law rules. Any litigation concerning or related to this Agreement must be brought exclusively in the courts located in Mecklenburg County, North Carolina and in no other venue. The parties irrevocably consent to the jurisdiction of the courts in Mecklenburg County, North Carolina (whether federal or state) for all such disputes and irrevocably consent to service via nationally recognized overnight carrier, without limiting other service methods allowed by applicable law.

9. Waiver; Construction. No modification, termination or attempted waiver of any of the provisions of this Agreement shall be binding unless reduced to writing and signed by the parties. This Agreement shall be construed according to a plain reading of its terms and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision in this Agreement.

10. Entire Agreement. This Agreement (including the recitals, which are hereby incorporated by reference), the Merger Agreement and that certain Support Agreement between Director and Buyer constitute the entire agreement among the parties pertaining to the subject matters contained herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereto sets his or her hand as of the date set forth below.

DIRECTOR

Date:
[NAME]

BUYER

Park Sterling Corporation

By:	Date:
Name:
Title

Appendix B

Opinion of BSP Securities, LLC

September 29, 2015

Board of Directors

First Capital Bancorp, Inc.

4222 Cox Road

Suite 200

Glen Allen, VA 23060

Members of the Board:

BSP Securities, LLC (“BSP”), a wholly owned broker/dealer subsidiary of Banks Street Partners, LLC, understands that First Capital Bancorp, Inc. (“Seller”) and Park Sterling Corporation (“Buyer”) have proposed to enter into an Agreement and Plan of Merger, dated as of September 29, 2015 (the “Agreement”, capitalized terms not defined herein, shall have the meaning assigned to them in the Agreement), pursuant to which Seller shall merge with and into Buyer (the “Merger”). Immediately following the Merger, Seller’s bank subsidiary, First Capital Bank, shall merge with and into Buyer’s bank subsidiary, Park Sterling Bank.

In accordance with the terms of the Agreement, each share of Seller Common Stock (excluding shares held by Buyer, Buyer Bank or Seller or any of their respective Subsidiaries, in each case other than Trust Account Common Shares or shares held as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.7748 share of Buyer Common Stock or $5.54 in cash (the “Merger Consideration”).

Seller has requested that BSP render its opinion (the “Opinion”) to Seller’s Board of Directors, as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Seller Common Stock under the terms of the Agreement.

BSP, as part of its investment banking business, is regularly engaged in the valuation of banks, bank holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, private placements and valuations for corporate and other purposes. In rendering this Opinion, we have acted on behalf of the Board of Directors of Seller and will receive a fee for this Opinion. BSP will also receive compensation for other advisory services related to the Merger, a portion of which is contingent upon the consummation of the Merger. Seller has also agreed to reimburse us for our reasonable out-of-pocket expenses and has agreed to indemnify us for certain liabilities arising out of our engagement by Seller in connection with the Merger.

For purposes of this Opinion and in connection with our review of the proposed Merger, we have, among other things:

1.	Reviewed the terms of the draft Agreement dated September 29, 2015;

2.	Participated in discussions with Seller management concerning Seller’s financial condition, asset quality and regulatory standing, capital position, historical and current earnings, management succession and Seller’s and Buyer’s future financial performance;

3.	Reviewed Seller’s unaudited financial statements for the quarter ended June 30, 2015 and audited financial statements for the years ended December 31, 2014, 2013 and 2012;

4.	Reviewed Buyer’s recent filings with the Securities and Exchange Commission including its annual report on Form 10-K for the year ended December 31, 2014, as well as quarterly reports on Form 10-Q for the quarters ended June 30, 2015 and March 31, 2015;

5.	Reviewed internal budgets of the Seller, prepared by its management, as well as the estimated cost savings and related transaction expenses expected to result from the Merger;

6.	Analyzed certain aspects of Seller’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies we deemed similar to Seller;

7.	Analyzed certain aspects of Buyer’s financial performance and condition and compared such financial performance with similar data of publicly-traded companies we deemed similar to Buyer;

8.	Reviewed historical trading activity of Buyer and analysts’ consensus estimates for Buyer’s future earnings;

9.	Compared the proposed financial terms of the Merger with the financial terms of certain other recent merger and acquisition transactions, involving companies that we deemed to be relevant;

10.	Performed such other analyses and considered such other information, financial studies, and investigations and financial, economic and market criteria as we deemed relevant.

In giving our Opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Seller, and its representatives, and of the publicly available information for Seller and Buyer that we reviewed. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheet of the Seller at June 30, 2015 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We are not retained to, nor did we conduct a physical inspection of any of the properties or facilities of the Seller, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of the Seller, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Merger, as set forth in the Agreement, to be consummated. No opinion is expressed as to whether any alternative transaction might be more favorable to holders of Seller Common Stock, than the Merger.

With respect to the financial projections for Seller used by BSP in its analyses, management of Seller confirmed to us that those projections reflected the best currently available estimates and judgments of the future financial performance of Seller. We assumed that the financial performance reflected in all projections and estimates used by us in our analyses would be achieved. We express no opinion as to such financial projections or estimates or the assumptions on which they are based. We have also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Seller or Buyer since the date of the most recent financial statements made available to us, other than those changes which may have been provided by senior management of Seller and Buyer. We have assumed in all respects material to our analyses that the Seller and Buyer will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements and that the conditions precedent in the agreements are not waived. Finally, with your consent, we have relied upon the advice Seller received from its legal, accounting and tax advisors as to all legal, accounting, regulatory and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

BSP’s Opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Buyer to holders of Seller Common Stock in the Merger and does not address Seller’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Seller, and our opinion does not constitute a recommendation to any director of Seller as to how such director should vote with respect to the Agreement. In rendering the opinion, we express no opinions in respect to the amount or nature of any compensation to any officers, directors, or employees of Seller, or any class of such persons relative to the Merger Consideration to be received by the holders of Seller Common Stock in the Merger or with respect to the fairness of any such compensation.

Except as hereinafter provided, this Opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time, to any third party or in any manner or for any purpose whatsoever without our prior written consent. The consent of any such public reference shall be satisfactory to us as set forth in the financial advisory agreement dated June 1, 2015. This letter is addressed and directed to the Board of Directors of Seller in its consideration of the Merger and is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. The Opinion expressed herein is intended solely for the benefit of the Board of Directors in connection with the matters addressed herein and may not be relied upon by any other person or entity, or for any other purpose without our written consent. This Opinion was approved by the Fairness Opinion Committee of BSP.

Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration is fair to the holders of Seller Common Stock, from a financial point of view.

Sincerely,

BSP Securities, LLC

Appendix C

Form of Director Support Agreement

SUPPORT AGREEMENT

September 30, 2015

Park Sterling Corporation

1043 E. Morehead Street

Suite 201

Charlotte, NC 28204

Ladies and Gentlemen:

The undersigned is a director of First Capital Bancorp, Inc., a Virginia corporation (“Target”), and the beneficial holder of shares of common stock of Target (the “Target Common Stock”).

Park Sterling Corporation, a North Carolina corporation (“Buyer”), and Target are considering the execution of an Agreement and Plan of Merger (the “Merger Agreement”) contemplating the acquisition of Target through the merger of Target with and into Buyer (the “Merger”). The consummation of the Merger pursuant to the Merger Agreement by Buyer is subject to the execution and delivery of this letter agreement.

In consideration of the substantial expenses that Buyer will incur in connection with the transactions contemplated by the Merger Agreement, the substantial opportunity costs that Buyer will incur in pursuing the Merger rather than other business opportunities, such as other strategic partnerships, and to induce Buyer to consummate the transactions contemplated by the Merger Agreement and to proceed to incur such expenses and forego such business opportunities, the undersigned agrees and undertakes, in his or her capacity as a shareholder of Target, and not in his or her capacity as a director or officer of Target, as follows:

1. While this letter agreement is in effect, the undersigned shall not, directly or indirectly, except with the prior approval of Buyer, (a) sell or otherwise dispose of or encumber (other than in connection with an ordinary course bank loan) before the record date of the meeting of Target’s shareholders to approve the Merger (the “Target Shareholders Meeting”) any or all of his or her shares of Target Common Stock or (b) deposit any shares of Target Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of Target Common Stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the Merger Agreement and the Merger and matters related thereto.

2. While this letter agreement is in effect, the undersigned shall vote all of the shares of Target Common Stock for which the undersigned has sole voting authority and shall use his or her best efforts to cause to be voted all of the shares of Target Common Stock for which the undersigned has shared voting authority, in either case whether such shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired: (a) for the approval of the Merger Agreement and the Merger at the Target Shareholders Meeting; and (b) against any Alternative Transaction (as defined in the Merger Agreement) other than the Merger.

3. The undersigned hereby waives any rights of appraisal, or rights to dissent from the Merger, that the undersigned may have.

4. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief that may be available, Buyer shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

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5. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his or her capacity as a shareholder of Target and, if applicable, shall not in any way limit or affect actions the undersigned may take in his or her capacity as a director or officer of Target.

6. This letter agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the Effective Time (as defined in the Merger Agreement) of the Merger or (b) the date upon which the Merger Agreement is terminated in accordance with its terms.

7. As of the date hereof, the undersigned has voting power (sole or shared) with respect to the number of shares of Target Common Stock set forth below.

IN WITNESS WHEREOF, the undersigned has executed this letter agreement as of the date first above written.

Very truly yours,
[NAME]

Number of shares owned with sole voting authority:

Number of shares owned with shared voting authority:

Accepted and agreed to as of

the date first above written:

PARK STERLING CORPORATION

By: James C. Cherry

Its: Chief Executive Officer

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Appendix D

APPRAISAL RIGHTS

Virginia Stock Corporation Act

Article 15

Appraisal Rights and Other Remedies

§ 13.1-729. Definitions.

In this article:

“Affiliate” means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer thereof.

“Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

“Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the surviving entity in a merger.

“Fair value” means the value of the corporation’s shares determined:

a. Immediately before the effectuation of the corporate action to which the shareholder objects;

b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision A 5 of § 13.1-730.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Interested transaction” means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

1. “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

2. “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

a. Was the beneficial owner of 20% or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

b. Had the power, contractually or otherwise, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation; or

c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate thereof, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

(3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

“Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

“Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

“Senior executive officer” means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

“Shareholder” means both a record shareholder and a beneficial shareholder.

§ 13.1-730. Right to appraisal.

A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, or would be required but for the provisions of subsection G of § 13.1-718; however, appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

2. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

3. Consummation of a disposition of assets pursuant to § 13.1-724 if shareholder approval is required for the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if:

a. Under the terms of the corporate action approved by the shareholders there is to be distributed to the shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in § 13.1-746 or 13.1-746.1:

(1) Within one year after the shareholders’ approval of the action; and

(2) In accordance with their respective interests determined at the time of distribution; and

b. The disposition of assets is not an interested transaction;

4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

5. Any other amendment to the articles of incorporation, or any other merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors; or

6. Consummation of a domestication in which a domestic corporation becomes a foreign corporation if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest in the total voting rights of the outstanding shares of the domestic corporation, as the shares held by the shareholder immediately before the domestication.

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4 shall be limited in accordance with the following provisions:

1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended;

b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $20 million, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

c. Issued by an open end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

2. The applicability of subdivision 1 shall be determined as of:

a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

b. The day before the effective date of such corporate action if there is no meeting of shareholders.

3. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 at the time the corporate action becomes effective.

4. Subdivision 1 shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

§ 13.1-731. Assertion of rights by nominees and beneficial owners.

A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

B. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

1. Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§ 13.1-732. Notice of appraisal rights.

A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders’ meeting and the corporation has concluded that shareholders are or may be entitled to assert appraisal rights under this article, the meeting notice shall state the corporation’s position as to the availability of appraisal rights.

A copy of this article shall accompany the meeting notice sent to those record shareholders who are or may be entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657:

1. Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

2. Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections F and G of § 13.1-657, may include the materials described in § 13.1-734, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A or C, if the corporation concludes that appraisal rights are or may be available, and in subsection B shall be accompanied by:

1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

§ 13.1-733. Notice of intent to demand payment.

A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Must deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by shareholders by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

1. Shall deliver to the corporation before the proposed action becomes effective written notice of the shareholder’s intent to demand payment if the proposed action is effectuated, except that such written notice is not required if the notice required by subsection C of § 13.1-732 is given less than 25 days prior to the date such proposed action is effectuated; and

2. Shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. A shareholder who fails to satisfy the requirements of subsection A or B is not entitled to payment under this article.

§ 13.1-734. Appraisal notice and form.

A. If proposed corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver an appraisal notice and the form required by subdivision B 1 to all shareholders who satisfied the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be sent no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;

2. State:

a. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision 2 b of this subsection;

b. A date by which the corporation must receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice and form were sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

c. The corporation’s estimate of the fair value of the shares;

d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision 2 b of this subsection, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision 2 b of this subsection; and

3. Be accompanied by a copy of this article.

§ 13.1-735.1. Perfection of rights; right to withdraw.

A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. If the form requires the shareholder to certify whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734, and the shareholder fails to make the certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

§ 13.1-737. Payment.

A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent information, and (ii) the latest available quarterly financial statements of such corporation, if any;

2. A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subdivision B 2 c of § 13.1-734; and

3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this article.

§ 13.1-738. After-acquired shares.

A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

1. Of the information required by subdivision B 1 of § 13.1-737;

2. Of the corporation’s estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

3. That they may accept the corporation’s estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

4. That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation’s offer.

C. Within 10 days after receiving a shareholder’s acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2 to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

D. Within 40 days after sending the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2 to each shareholder described in subdivision B 5.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer.

A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s stated estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under § 13.1-737). A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation’s payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

§ 13.1-740. Court action.

A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation’s principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, whether or not residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares plus interest exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value plus interest of the shareholder’s shares for which the corporation elected to withhold payment under § 13.1-738.

§ 13.1-741. Court costs and counsel fees.

A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions.

A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

1. Was not authorized and approved in accordance with the applicable provisions of:

a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), or Article 13 (§ 13.1-723 et seq.);

b. The articles of incorporation or bylaws; or

c. The resolutions of the board of directors authorizing the corporate action;

2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

3. Is an interested transaction, unless it has been authorized, approved or ratified by the board of directors in the same manner as is provided in subsection B of § 13.1-691 and has been authorized, approved or ratified by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director’s conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

a. The challenge to the corporate action is brought by a shareholder who did not consent to the corporate action; and

b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.